Form 20-F
period 2019-12-31
Linx S.A.
filed 2020-05-15
CIK 1770883

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended december 31, 2019

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-38954

Linx S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of Principal Executive Offices)

Ramatis Rodrigues

Chief Financial and Investor Relations Officer
Avenida Doutora Ruth Cardoso, 7221,

Pinheiros, São Paulo, SP, Brazil 05425-902
Tel: +55 11 2103-1531

ri@linx.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

John P. Guzman

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Tel: (212) 819-8200

Fax: (212) 354-8113

Securities registered or to be registered pursuant to section 12(b) of the Act:Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, without par value, each represented by One American Depositary Share	LINX	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued and outstanding shares of each class of stock of Linx S.A. as of December 31, 2019 was:

189,408,960 Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐ (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

As previously reported by Linx S.A., or the Company, on its Form 6-K filed on April 30, 2020 with the Securities and Exchange Commission, or the SEC, the Company is relying on the SEC’s Order, or the Order, under Section 36 of the Securities Exchange Act of 1934, as amended, Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) to file this annual report on Form 20-F for the year ended December 31, 2019 as of the date hereof. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” orders and other public health measures, border closures and other travel restrictions, causing unprecedented economic disruption throughout the world, including in Brazil. The local, national, and international response to the virus is rapidly developing, fluid and uncertain. Between March and May of 2020, state, local and municipal authorities in Brazil promoted and enforced public health measures, including social isolation and quarantines, and have enacted regulations limiting the operations of “non-essential” businesses. In mid-March 2020, São Paulo and other Brazilian states declared a state of emergency. As a result, COVID-19 has caused severe disruptions in travel and transportation and has limited access to the Company’s facilities by its management, support staff, and professional advisors. This, in turn, delayed the Company’s ability to complete its annual review and prepare the annual report by the original filing deadline of April 30, 2020, and the Company is hereby filing this annual report on Form 20-F on the date hereof (which date is within 45 days after the original due date, as required by the Order).

INTRODUCTION

Presentation of Financial and Other Information

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Linx,” the “Linx Group,” the “Company,” “we,” “our,” “us” or similar terms refer to Linx S.A., together with its subsidiaries. All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On May 13, 2020, the exchange rate for reais into U.S. dollars was R$5.9022 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$4.0307 to US$1.00 on December 31, 2019, R$3.8748 to US$1.00 on December 31, 2018 and R$3.3080 to US$1.00 on December 31, 2017, in each case, as reported by the Central Bank. From December 31, 2019 to May 13, 2020, the real depreciated 46.4% against the U.S. dollar, mainly due to the low interest rate environment in Brazil and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on May 13, 2020 may not be indicative of future exchange rates.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—A. Selected Financial Data” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank on December 31, 2019 of R$4.0307 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais, which is our functional currency (the currency of the primary economic environment in which we operate) as well as our presentation currency. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the related notes thereto, which we refer to as our audited consolidated financial statements, are included in this annual report. Our financial data as of and for the years ended December 31, 2016 has been derived from our audited consolidated financial statements in accordance with IFRS.

Certain Defined Terms

General

Unless otherwise indicated or the context otherwise requires, all references to:

•	“our company,” “we,” “our,” “ours,” “us” or similar terms are to Linx and its consolidated subsidiaries;

•	“ADSs” are to Common ADSs;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to, collectively, Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Common ADSs” are to American Depositary Shares, each representing 1 Common Share;

•	“Common Shares” are to common shares of Linx;

•	“Customer retention rate” is the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

•	“Gross Merchandise Value” is the sum of a retailer’s merchandise sales volume processed through point of sale, or POS, and electronic funds transfer, or EFT, technology.

•	“Subscription revenue” comprises the monthly subscription fees we charge our customers for the right to use our software and for technology support, helpdesk services, software hosting services, support teams and connectivity services.

Market and Other Information

This annual report contains information, including statistical and other information relating to the industry in which we operate, obtained from reports prepared by independent consultants, governmental agencies and general publications of the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or ABECS, Brazilian Association of Electronic Commerce (Associação Brasileira de Comércio Eletrônico), or ABCOMM, the Brazilian Ministry of Labor (Ministério do Trabalho) and the World Bank Group.

In addition, this annual report contains information obtained from a report issued in 2019 by the International Data Corporation, or IDC, regarding media around the world, or the 2019 IDC Survey. We believe that such sources of information are reasonably reliable and we have no reason to believe that any of this information is inaccurate in any material respect.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Special Note Regarding Non-IFRS Financial Measures

We have disclosed EBITDA, EBITDA margin and Net debt in this annual report, which are non-IFRS financial measures. Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, financial position or cash flow that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA, EBITDA margin and Net debt, however, should be considered in addition to, and not as substitutes for or superior to, net income, or other measures of the financial performance prepared in accordance with IFRS. For reconciliations of EBITDA and EBITDA margin, see “Item 3. Key Information—Selected Financial Data.”

We calculate EBITDA as net income plus: (1) net financial income (expense); (2) income tax and social contribution and (3) depreciation and amortization.

Because our calculation of EBITDA does not consider net financial income (expense), income tax and social contribution and depreciation and amortization, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other accounting and financial information available, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also of our ability to pay interest and principal on our debt and to incur additional debt to finance our capital expenditures and our working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules.

We calculate EBITDA margin by dividing EBITDA for the period by net operating revenue for the same period.

We calculate Net debt as the sum of current payables for the acquisition of businesses plus non-current payables for the acquisition of businesses plus current and non-current loans and financing minus cash and cash equivalents and financial assets. We believe that Net debt is an adequate metric for assessing our capital structure and also provides useful information to our investors, market analysts and the general public that assists in the comparison of our operating performance with that of other companies, both in our sector and in other sectors. Our management believes that our current capital structure, measured principally by our Net debt to shareholders’ equity ratio, reflects our conservative leverage. Our calculation of Net debt may differ from the calculation of Net debt of other companies.

EBITDA, EBITDA margin and Net debt are not measures of financial performance under IFRS, generally accepted accounting principles in the United States or Brazilian GAAP and should not be considered as alternatives to net income as measures of operating performance, operating cash flows or liquidity. EBITDA, EBITDA margin and Net debt do not have standardized meanings, and our definitions of EBITDA, EBITDA margin and Net debt may not be comparable with those used by other companies. EBITDA, EBITDA margin and Net debt present limitations that limit their usefulness as measures of profitability, as a result of not considering certain costs arising from business, which may affect, significantly, our profits, as well as financial expenses, taxes and depreciation.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, or the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	governmental interventions resulting in changes in the economic, tax or regulatory environment in Brazil;

•	changes in general economic, political, demographic and business conditions in Brazil, particularly in the regions in which we operate, including, for example, inflation, the devaluation of the real, interest rates, exchange rates, employment levels, population growth, consumer confidence and liquidity in the financial and capital markets;

•	material adverse changes in economic conditions in Brazil or the other countries in which we have operations and investments;

•	the overall global economic environment and risks associated with the COVID-19 outbreak, which may adversely impact our business;

•	the cost and availability of financing;

•	the impact of substantial and increasing competition in our market, innovation by our competitors, and our ability to compete effectively;

•	conditions affecting our industry and the financial condition of our customers;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to successfully execute our expansion plan and growth strategy, including by securing adequate sources of financing;

•	the outcomes of legal and administrative proceedings to which we are or become a party;

•	our relationships with our current and future suppliers, customers and service providers;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	our ability to innovate and respond to technological advances and significant changes in consumption preferences of our final customers; and

•	other factors identified or discussed under “Item 3. Key Information––D. Risk Factors.”

Our forward-looking statements are not guarantees of future performance, and our actual results or other developments may differ materially from the expectations expressed in the forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Because of these uncertainties, potential investors should not rely on these forward-looking statements contained in this annual report.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with the items below, all included elsewhere in this annual report:

•	our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the related notes; and

•	the information under “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

Our selected financial data included below is derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or U.S. GAAP. Our selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial data as of and for the year ended December 31, 2016 has been derived from our audited consolidated financial statements in accordance with IFRS, for the periods indicated.

	For the Year Ended December 31,
	2019(2)	2019(2)	2018	2017	2016
	(in millions of US$, except per share/ADS data)(1)	(in millions of R$, except per share/ADS data)
Income Statement Data:
Net operating revenue	195.5	788.2	685.6	571.6	494.6
Cost of services rendered	(67.5)	(272.1)	(245.6)	(211.6)	(183.5)
General and administrative	(54.6)	(219.9)	(168.6)	(148.1)	(116.3)
Research and development	(23.1)	(93.1)	(73.5)	(64.3)	(59.9)
Selling	(35.9)	(144.7)	(111.0)	(72.4)	(62.5)
Other operating income	9.3	37.4	8.4	4.3	1.2
Other operating expenses	(3.6)	(14.6)	(5.1)	(5.1)	(5.6)
Total operating expenses	(175.4)	(707.0)	(595.4)	(497.2)	(426.6)
Operating income	20.1	81.1	90.1	74.4	68.2
Financial income	17.4	70.1	50.3	58.4	49.5
Financial expenses	(21.7)	(87.3)	(48.2)	(24.0)	(24.7)
Net financial income (expenses)	(4.3)	(17.2)	2.1	34.4	24.7
Income before income tax and social contribution	15.9	63.9	92.1	108.8	92.9
Income tax and social contribution - current	(2.8)	(11.4)	(10.0)	(9.2)	(10.6)
Income tax and social contribution - deferred	(3.4)	(13.7)	(11.1)	(14.7)	(13.8)
Net income	9.6	38.9	71.1	84.8	68.5

Net income (loss) per share
Basic:
Common Shares	0.0566	0.2281	0.4358	0.5155	0.4590
ADS	0.0566	-	-	-	-

Diluted:
Common Shares	0.0553	0.2228	0.4301	0.5111	0.4573
ADS	0.0553	-	-	-	-

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2019 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2019 of R$4.0307 to US$1.00.
(2)	Reflects our adoption of IFRS 16, Leases as of January 1, 2019. See “Item 5. Operating and Financial Review and Prospects—Recent Accounting Pronouncements—New standards, interpretations and amendments adopted in 2019.”

	As of December 31,
	2019(2)	2019(2)	2018	2017	2016
	(in millions of US$)(1)	(in millions of R$)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	18.8	75.9	49.9	42.9	7.2
Financial assets	223.9	902.3	413.4	487.8	639.2
Trade accounts receivable	68.6	276.6	167.1	128.2	107.3
Recoverable taxes	5.6	22.6	35.1	33.1	29.7
Other assets	5.6	22.5	33.1	28.1	12.2
Total current assets	322.5	1,299.9	698.5	720.1	795.6

Non-Current Assets:
Financial assets	0.5	2.1	-	21.0	19.0
Trade accounts receivable	2.8	11.5	3.3	3.0	1.8
Other assets	6.5	26.3	17.5	1.5	10.9
Recoverable taxes	1.3	5.2	—	—	—
Deferred taxes	0.8	3.4	4.4	4.3	4.2
Property, plant and equipment, net	20.4	82.2	74.3	62.3	51.3
Intangible assets, net	250.4	1,009.3	849.6	751.9	600.6
Right of use	30.8	124.0	—	—	—
Total non-current assets	313.6	1,264.0	949.2	843.9	687.8
Total assets	636.1	2,563.9	1,647.7	1,564.0	1,483.4

Current Liabilities:
Suppliers	6.0	24.0	13.6	8.5	6.3
Loans and financing	10.2	41.2	40.7	31.8	34.5
Lease payable	11.8	47.5	—	—	—
Labor liabilities	12.7	51.1	43.8	38.9	31.2
Taxes and contributions payable	5.7	23.1	13.5	13.2	6.4
Income tax and social contribution	0.9	3.8	1.2	0.5	2.9
Accounts payable from acquisition of subsidiaries	10.8	43.4	57.1	56.1	23.5
Deferred revenue	9.0	36.4	40.1	8.5	7.2
Dividends payable	2.4	9.7	2.8	4.2	1.1
Other liabilities	22.2	89.6	8.0	7.6	4.1
Total current liabilities	91.8	369.8	220.7	169.2	117.1

Non-Current Liabilities:
Loans and financing	41.9	168.9	209.3	65.5	96.3
Lease payable	19.5	78.6	—	—	—
Labor liabilities	0.5	2.0	—	—	—
Accounts payable from acquisition of subsidiaries	9.8	39.6	55.4	74.7	57.1
Deferred taxes	20.9	84.2	72.6	80.3	57.2
Deferred revenue	1.6	6.4	19.2	—	—
Other liabilities	1.2	4.9	2.3	1.0	1.9
Provision for contingencies	4.9	19.6	11.0	2.8	0.5
Total non-current liabilities	100.3	404.3	369.8	224.3	213.0
Total liabilities	192.1	774.1	590.5	393.5	330.1
Net assets	444.1	1,789.8	1,057.2	1,170.5	1,153.3

Shareholders’ Equity:
Capital	160.1	645.4	488.5	486.0	480.8
Capital reserves	289.2	1,165.6	518.3	479.8	512.3
Treasury shares	(56.1)	(226.0)	(148.4)	—	—
Profit reserves	49.8	200.6	179.5	186.1	141.3
Additional dividends proposed	2.6	10.3	22.2	18.8	18.9
Other comprehensive income (loss)	(1.5)	(6.1)	(2.8)	(0.2)	—
Total shareholders’ equity	444.1	1,789.8	1,057.2	1,170.5	1,153.3
Total liabilities and shareholders’ equity	636.1	2,563.9	1,647.7	1,564.0	1,483.4

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2019 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2019 of R$4.0307 to US$1.00.
(2)	Reflects our adoption of IFRS 16, Leases as of January 1, 2019. See “Item 5. Operating and Financial Review and Prospects—Recent Accounting Pronouncements—New standards, interpretations and amendments adopted in 2019.”

Other Financial Data

	For the Year Ended December 31,
	2019	2019	2018	2017	2016
	(in millions of US$)(1)
EBITDA (2)	49.8	200.9	168.8	144.3	124.5
EBITDA margin (%) (3)	25.5%	25.5%	24.6%	25.2%	25.2%

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2019 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2019 of R$4.0307 to US$1.00.

(2)	We calculate EBITDA as net income before net financial expense (income), income and social contribution taxes and depreciation and amortization.

(3)	EBITDA margin is calculated by dividing EBITDA for the period by net operating revenue for the same period

Neither EBITDA nor EBITDA margin are measures of financial performance under Brazilian GAAP, generally accepted accounting principles in the United States or IFRS and should not be considered as alternatives to net income as a measure of operating performance, operating cash flows or liquidity. EBITDA and EBITDA margin do not have a standardized meaning and our definition of EBITDA and EBITDA margin may not be comparable with those used by other companies. EBITDA and EBITDA margin present limitations that limit their usefulness as measures of profitability, as a result of not considering certain costs arising from business, which may significantly affect our profits as well as financial expenses, taxes and depreciation.

The following table sets forth a reconciliation of our net profit to our EBITDA for the periods indicated:

	For the Year Ended December 31,
	2019	2019	2018	2017	2016
	(in millions of US$) (1)	(in millions of R$)
Net income	9.6	38.9	71.1	84.8	68.5
(+) Income and social contribution taxes	6.2	25.1	21.1	23.9	24.4
(+) Net financial income (expenses)	4.3	17.2	(2.1)	(34.4)	(24.7)
(+) Depreciation and amortization	29,7	119.7	78.7	70.0	56.3
EBITDA	49.8	200.9	168.8	144.3	124.5

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2019 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2019 of R$4.0307 to US$1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business, results of operations, financial condition and prospects. Any of the following risks could materially affect us. In such case, the market price of our Common Shares and ADSs could be adversely affected.

Risks Relating to Our Industry and Us

We are substantially dependent on revenue generated from services related to our integrated enterprise management software, including monthly subscription fees.

Our revenue is substantially dependent on our integrated enterprise retail management software licensing and ongoing services related to them. The significant majority of our revenue is derived from the monthly subscription fees for the use of our software, which comprise almost all of our gross operating revenue (83.9%, 86.8% and 89.8% for the years ended December 31, 2019, 2018 and 2017, respectively). As a result, a reduction in revenue from this source, whether due to increased competition, adverse market conditions or a general reduction in demand for integrated enterprise management software and services or other factors, could materially adversely affect our results of operations, cash flows and liquidity.

The software industry is highly competitive and we may be unable to compete effectively.

We compete in markets characterized by vigorous competition, changing technology, changing client and end-consumer needs, evolving industry standards and frequent introductions of new products and services. We compete with several companies that operate in the global, regional and local software industries, including providers of integrated enterprise management software, developers of free software, payment processing and companies providing consulting services and outsourcing. Some of our current or potential competitors may be engaged in a greater range of businesses, have a larger installed base of customers for their existing products and services or have greater financial, technical, sales or other resources than us. We expect competition to intensify in the future as traditional, non-traditional and new competitors introduce new services or enhance existing services. We may lose market share if our competitors introduce or acquire new products that compete with our software and related services or add new features to their products or if new entrants emerge in the market. Any of these events could cause a material adverse effect on our business, financial condition, results of operation or cash flows.

We face business disruption and related risks resulting from the recent outbreak of the novel coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.

In late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel coronavirus called COVID-19 was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine. Since that time the virus has been identified in virtually every country, and travel to and from China, most Europe, India, the United States and other countries, including Brazil, have been suspended or restricted by certain air carriers and foreign governments. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a “pandemic,” which is a disease that is widespread around the world with an impact on society. The term has been applied to only a few diseases in history, including the deadly flu of 1918, the H1N1 flu in 2009 and HIV/AIDS.

The ongoing COVID-19 has resulted in extended shutdowns of certain businesses and other activities in many countries, including countries in Latin America where we have developed a strong client base. Though we may still operate under such regulations, we have experienced certain limitations (such as limited access to the Company’s facilities by its management, support staff and professional advisors), and any additional actions taken by the Brazilian or other governments could further limit that ability which may have a material adverse effect on our operations and financial results. Furthermore, negative impacts on the economy may result in losses relating to increased delinquency levels, lower consulting service sales and lower revenue relating to transaction volume from Linx Digital and Linx Pay, as well as the quality of services provided by us. We cannot foresee whether governmental authorities will impose further restrictive instructions, which if implemented may lead to significant changes and potentially a shutdown of our clients’ operations.

We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to reduce our operating expenses in the short-term, but there can be no assurance that this analysis or remedial measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that occurs or may occur in the future.

Our success depends on our ability to develop new products and services, integrate acquired products and services, improve our existing products and services and keep up with technological developments.

The market in which we operate is characterized by constant technological advances, changing hardware requirements, rapid development in software and communications infrastructure, increasingly complex customer requirements and frequent introductions of new products and improvements of existing products. If we fail to improve our products and services to accommodate such technological evolution, as well as any corresponding legislative changes, including changes to tax legislation, in a timely manner or to position and price our products and services to meet market demand, our customers may stop purchasing new software licenses and services from us and we may lose our ability to attract and retain customers.

In addition, internet and network protocols and other industry standards are subject to rapid change and we cannot guarantee that the industry standards that we adopt in developing new products will enable us to compete effectively for new business opportunities in the markets in which we operate. Any of these events could materially adversely affect our revenue and cash generation.

We may experience difficulties in achieving our acquisition strategy.

We have acquired, and may from time to time acquire, businesses, products, services and technologies. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. Our acquisitions or investments may not produce the results that we expect at the time we enter into or complete a given transaction. The risks that we may face in connection with these acquisitions include the following:

•	we may experience a disruption in our existing business and our management’s attention may be diverted to matters relating to the acquisitions, transitions or integration;

•	we may experience difficulties in integrating the acquired company’s human resources or other administrative systems;

•	we may lose key personnel of the acquired company;

•	we may suffer a deterioration in our existing business or the acquired company’s relationships with customers, partners or suppliers of technology and outsourced products;

•	an acquisition may not promote our business strategy as we expected, we may not be successful in integrating an acquired business or technology as successfully as expected, such integration may require spending more resources or we may not receive the expected return on our investments;

•	we may encounter difficulties related to the management of technologies of the acquired company or its business lines or our entry into new markets where we have limited or no direct experience or where competitors may have stronger market positions;

•	we may not realize the anticipated revenue increase from an acquisition for various reasons, such as a large number of customers declining to renew software license updates and product support contracts, our inability to sell the acquired products to our customer base or contracts of an acquired company not permitting timely revenue recognition;

•	we may have difficulty incorporating acquired technologies or products with our existing product lines, as well as maintaining uniform standards, architecture, controls, procedures and policies;

•	as a result of our acquisitions, we may have multiple product lines that are offered, priced and supported in different ways, which could cause confusion among consumers and delays in supply or delivery and result in product discontinuity and a reduction in sales;

•	we may have cost overruns resulting from the continued support and development of acquired products, from general and administrative functions that support new business models or from associated regulations that prove to be more complicated than originally expected;

•	we may not receive expected approvals in a timely manner or may be subject to restrictions or other penalties imposed by unions or similar entities under applicable labor laws as a result of acquisitions, which could adversely affect our integration plans in certain jurisdictions;

•	the use of cash to finance acquisitions could limit other potential expenses, including share repurchases and dividend payments;

•	we may be subject to litigation, administrative or arbitral liabilities related to the acquired companies, and we may be obligated to pay sums for which we do not have a right to indemnification by the sellers of the respective acquired companies or for which we may be unable to receive, in whole or in part, indemnification from the sellers of the respective acquired companies; and

•	we may be subject to questioning from tax authorities regarding the registration and amortization of goodwill for tax purposes.

We may spend time and capital on acquisitions that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, any such purchase would reduce our cash reserves, and to the extent the purchase price is paid with any of our shares, any such purchase could be dilutive to our shareholders. Moreover, to the extent we pay the purchase price with proceeds from the incurrence of debt, any such purchase would increase our level of indebtedness and could negatively affect our liquidity, restrict our operations and materially adversely affect our results of operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to be unable to take advantage of certain acquisition opportunities.

The occurrence of any of these events could materially adversely affect our business, results of operations, financial condition or cash flow, especially with respect to a large acquisition or several concurrent acquisitions.

We are subject to risks and liability relating to system failures, the non-authorized or incorrect use of third-party data used by and/or made available to our systems.

Our systems may receive third-party data. Our efforts to protect such data used by and/or made available to our systems may be insufficient and may not ensure that we are in compliance with applicable rules and regulations related to the collection, treatment and use of users’ data. Any non-compliance with applicable laws may subject us to penalties, such as fines, particularly in relation to (1) the express consent of users for the collection and treatment of their data, (2) the term provided by law for storing and excluding users’ data, and (3) the adoption of the required security standards for the conservation and protection of the collected and stored data. Accordingly, the incorrect use of third-party data in our systems and/or the lack of measures to protect such data may (1) result in significant costs to us and the reallocation of our resources, and (2) divert the attention of our management and technology team, which may adversely affect our business, competitive position, financial situation, results of operations and cash flows.

In addition, we retain billing data, intellectual property, personally identifiable information and other sensitive information from our customers on our networks. Our infrastructure and the third-party infrastructure we use to host our solutions may be vulnerable to hacker attacks or other problems, which may overcome the security measures we adopt. In particular, our cloud infrastructure may be vulnerable to security breaches, computer viruses or similar problems, and these systems are also subject to telecommunications failures, power loss and other system failures. Unimpeded access to the cloud servers is fundamental to the provision of services to our “software-as-a-service,” or SaaS, customers. Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or suspension of our SaaS data center operations and may compromise the information stored on our networks. Such an occurrence could materially adversely affect our reputation as a reliable supplier and host of such solutions and negatively affect the market perception of the safety or reliability of our products or services and, as to SaaS, may cause some of our customers to cancel their subscriptions to our cloud applications and subject us to indemnification payments.

Sales to our customers are made through systems that we have developed, and in the case of our cloud-based solutions, stored on our servers. Any interruption in the operation of these systems may result in a loss of sales from our customers. Furthermore, any error in billing or in issuing the invoice or accounting products sold by our customers could result in substantial losses to them, which could materially adversely affect our results of operations, financial condition and our reputation.

A failure to adequately protect personal data may materially adversely affect us.

We manage and maintain the personal data of our customers, employees and suppliers in the normal course of our business. Unauthorized disclosures or security breaches may subject us to legal action and penalties that may materially adversely us. In addition, in the course of our business activities, we are exposed to possible risks of non-compliance with policies, improper conduct of our employees or negligence and fraud, which may result in serious reputational or financial damage.

Currently, the processing of personal data in Brazil is regulated by a diverse and complex body of legislation. Our efforts to protect personal data that we process may not guarantee the adequate protection of such data or compliance with the personal data protection rules established under the current legislative regime.

The Brazilian General Data Protection Act (Federal Law 13,790/2018) was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure No. 869, issued by the President of Brazil in December 2018, or the MP 869/2018. The Brazilian General Data Protection Act, as amended by the MP 869/2018, is expected to take effect in August 2021. This legislation is expected to transform the current legislative regime applicable to personal data protection in Brazil. The Brazilian General Data Protection Act establishes a new legal framework for the processing of personal data and provides for the rights of holders of personal data, legal standards applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of a national data protection authority. We may face difficulties in complying with the Brazilian General Data Protection Act due to the quantity and complexity of the new obligations it will introduce. In the event of non-compliance with the General Data Protection Law, we may be subject to penalties including warnings, the requirement to remove personal data from our system and fines of up to two percent of our economic group’s total most-recently reported annual net revenue and up to a maximum of R$50.0 million per infraction. The absence of sufficient measures to protect the personal data processed by us, or our inability to comply with applicable legislation, may materially adversely affect us.

We depend on suppliers of telecommunications, internet and data centers for our SaaS cloud and on-premise infrastructure, and any fluctuation or interruption in the provision of these services may materially adversely affect our profitability and our ability to serve our customers.

Providers of telecommunications, internet and data centers are a fundamental part of our infrastructure of “software-as-a-service” or SaaS, cloud and on-premise software and services. We depend on them to provide such services and they constitute a key element in our business strategy and infrastructure. It is crucial that the infrastructure that we use to host our software products remains safe, does not suffer system failures and is perceived by our customers and partners to be safe and reliable. Instability or interruptions of our services due to failures by our suppliers are usually perceived by our customers as our responsibility and may adversely affect the market’s perception of the quality of our products or services, including with respect to SaaS, cloud and on-premise software and services, which may cause some of our customers to cancel their subscriptions to our services and affect our ability to increase our sales.

Our investments in research and development recorded as intangible assets may not result in increased revenue.

The investment in the development of software products through research-driven product development and expansion of our knowledge base is costly and may not provide financial returns. In addition, products with accelerated releases or with short life cycles require high levels of spending on research and development. Our investments in research and development may not prove efficient and may not result in increased revenue or growth and, consequently, our financial condition and results of operations could be materially adversely affected. For additional information regarding our investments in research and development, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves—Capital Expenditures.”

Our growth depends on the continued contributions of certain key members of senior management and our ability to continue to attract and retain qualified personnel.

Our performance depends on the efforts and capabilities of certain key members of senior management who are responsible for making most of the critical decisions that guide our business, particularly regarding the implementation of our strategies and development of our operations. If we lose any of these executives, for any reason, we may have problems in defining and executing our business strategy, and our financial condition and results of operations could be materially adversely affected.

In addition, if any key members of our senior management leave our company for any reason, we may incur significant costs to attract new highly qualified professionals as replacements. There is significant competition in the global market for qualified personnel in the commercial, technical and other areas. Consequently, we may be required to pay higher compensation in order to attract and maintain qualified personnel, which may adversely affect our operating and financial results.

We are subject to partial or total failures or interruptions in our services and software related to IT infrastructure, which is highly complex.

We require highly complex technology infrastructure for our operations and depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. We are subject to partial or total failures or interruptions in our services and software that could give rise to loss of revenue, loss of customers, possible actions for damages from our customers, additional operating and development costs and diversion of technical and other resources, among others, adversely affecting our reputation among our customers and the markets in which we operate. In addition, depending on the degree of the damage caused, we may be subject to regulatory penalties, such as the loss of certain approvals to operate our software.

We may be subject to errors, delays or failures of security of our products and services.

Our software may contain errors or security flaws, especially at the launch of new products or release of new versions of existing products. The errors in our software may affect the ability of our products to work with other hardware or software, as well as delay the development or release of new products or new versions or undermine the reputation of our products in the market. Our systems and operations could suffer damage or interruption from natural disasters, acts of terrorism, power shortages, telecommunications failure, cyberattacks, sabotage, unauthorized entry, computer viruses and physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers, among others. If we experience errors or delays in the launch of new products or new versions of our existing products, we may lose customers or incur opportunity costs, which may have a material adverse effect on our financial condition, cash flows and results of operations.

In addition, errors and security flaws in our software products may expose us to liability for product performance complaints and warranty claims, as well as damage to our reputation, which could impact future sales of our products and services. Moreover, addressing problems and complaints associated with actual or alleged errors or security flaws may require a significant amount of time and attention from our management team, resulting in high costs, which may have a material adverse effect on our business, financial condition and results of operations.

As a holding company, we are dependent on dividends and other distributions from our subsidiaries, which we may not receive.

As a holding company, our ability to comply with financial obligations and to pay dividends or other distributions to our shareholders and holders of the ADSs in the future will depend on our cash flows and our subsidiaries’ results of operations, as well as the distribution of such results of operations to us in the form of dividends or interest on equity. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example: such subsidiaries’ results of operations and financial condition; limits on dividends under applicable law; its constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors that may be outside our control. There is no guarantee that such resources will actually be available to us or sufficient for us to comply with our financial obligations and to pay dividends or other distributions to our shareholders and holders of the ADSs.

If we are unable to properly manage our growth, our results may be adversely affected.

We may fail to correctly estimate, qualitatively or quantitatively, the costs and risks associated with our expansion, and can offer no assurance that our systems, procedures, business processes and management controls are sufficient to support the expected rapid expansion of our operations, including expansion to new markets and verticals. We cannot assure you that our current and planned systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, we have entered and may enter into new lines of business that may involve complexities associated with the new products, services and regulations, which could place a strain on our management and operational and financial resources in the future. If we fail to successfully manage growth, our results of operations may be adversely affected.

Certain of our financing agreements contain cross-default clauses.

Some of our financing agreements contain cross-default clauses or cross-acceleration clauses. Accordingly, the occurrence of an event of default under one of the contracts governing our outstanding debt could trigger an event of default on other debt or allow the creditors of our other debt to accelerate repayment to become immediately due and payable, which could materially adversely affect the results of our operations, cash availability and the price of our shares.

In addition, we have entered into credit facilities in which the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, imposed several restrictions on us, including the need for prior approval from BNDES for: (1) our or our subsidiaries’ direct lending to individuals or entities which may or may not have shared corporate interests with us; (2) borrowing from individuals or entities which have shared corporate interests with us; (3) providing guarantees of any kind in operations with other creditors, in the event the guarantees have not also been provided to BNDES under the same conditions and having the same priority and (4) making investments in companies in Brazil or abroad. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves—Capital Expenditures—Indebtedness.”

Losses not covered by our insurance policies may have a material adverse effect on us.

We are subject to risks for which we do not have adequate or any insurance coverage, including risks not managed by our backup systems and contingency plans. For instance, we have not obtained insurance to protect against cybersecurity risks. Furthermore, the quantification of risk exposure in existing clauses in our insurance policies may be inadequate or insufficient, and may lead to a lower-than-expected insurance repayment. In addition, our insurance policy coverage is conditional on the payment of premiums under such policies. Our failure to pay these premiums together with the occurrence of a claim may put us at risk, as the relevant insurer would not be liable to cover us for any losses we incurred. We cannot assure you that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms. Thus, if certain damaging events occur and we are not adequately insured against them, they may, individually or in the aggregate, adversely affect our results of operations and require us to commit significant cash resources to cover such losses. See “Item 4. Information on the Company—B. Business Overview—Insurance.”

We are subject to unfavorable results in judicial or administrative proceedings that may adversely affect our results and financial condition.

We are a party to certain legal and administrative proceedings. Unfavorable decisions in these proceedings may adversely affect our results and financial condition in the event our resulting liability exceeds any amounts we have provisioned or guarantees we have deposited in respect of these proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Any significant interruption in our cloud-based platform could materially adversely affect our business and harm our reputation, forcing us to provide credits or refunds and may cause our customers to terminate their contracts with us prior to their stated maturity, which may adversely affect us.

Our cloud-based platform is a critical part of our business operations. Any significant interruption in our services, products and/or infrastructure may give rise to claims by our customers, which may negatively affect our results of operations and financial condition, as well as our reputation with our customers.

We may suffer losses due to defaults by our customers.

A default by one or more of our subscribed customers or by one or more groups of customers could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Potential interruptions in payment by customers could be caused by a customer’s financial difficulties including because of the COVID-19 pandemic or bankruptcy, among other factors. In addition, if we fail to properly analyze the credit or financial condition of these customers, we may not be able to make adequate provisions for default by these customers.

Substantially all of our revenues are derived from customers concentrated in the retail sector, which is sensitive to unfavorable economic cycles and decreases in the purchasing power of consumers.

Our activities are exclusively focused on the retail sector and substantially all of our revenues are derived therefrom. Historically, the Brazilian retail sector has been prone to periods of economic downturn resulting in an overall decline in consumer spending. The success of retail sector operations depends on several factors relating to consumer spending, including the general business climate at the time, interest rates, inflation, the availability of consumer credit, taxation, consumer confidence in future economic conditions, levels of employment and wages.

In addition, the COVID-19 pandemic may: (1) cause a delay of prospective customers’ purchasing decisions; (2) adversely impact our ability to provide on-site consulting services to our customers; (3) cause a delay in the provisioning of our offerings; (4) lengthen payment terms; or (5) reduce the value or duration of our customers’ contracts, which would affect churn rates. All of these potential consequences could adversely affect our future sales, operating results and overall financial performance.

Unfavorable conditions in the Brazilian economy can therefore significantly reduce consumer spending, which could materially adversely affect our sales, results of operations and financial condition.

We may experience unfavorable conditions in our industry or the global economy that result in reductions in spending on IT that could limit our ability to grow and develop our business, thereby adversely affecting our results of operations.

Our results of operations may vary according to the impact of changes in our industry or global economy on us or our customers, including but not limited to the widespread economic impact of the COVID-19 pandemic on the retail industry specifically and on the global economy generally. Increases in revenue and profitability of our business depend on demand for our software and related services.

In light of the fact that we are a service provider, part of our revenue results from the number of new users of our software, which in turn is influenced by general employment levels. Insofar as unfavorable economic conditions cause our customers and potential customers to merely maintain or even reduce their demand for our services, our revenue may be adversely affected. Historically, economic downturns have resulted in overall reductions in IT spending, as well as pressure for longer billing cycles, as occurred during the recession in Brazil in 2016. If economic conditions deteriorate or do not improve significantly, our customers and potential customers may choose to reduce their IT solutions, which would limit our ability to expand our business and could materially adversely affect our results of operations.

Our business and results of operations could be harmed if we are unable to protect and enforce our intellectual property rights.

Measures we have taken to protect our intellectual property may be inadequate to prevent misappropriation, resulting in the misuse of our products and forcing us to protect our intellectual property through legal or administrative proceedings. The misuse of our products or the measures we are required to take to protect our intellectual property rights could result in substantial costs to us and divert the resources and attention of our management and technical team, which could materially adversely affect our business, competitive position, financial condition, results of operations and cash flows.

We are subject to the risk of lawsuits involving alleged violations of intellectual property rights of third parties, due in part to the recent increase in the number of patents and copyrights by technology companies.

We may be required to change, in whole or in part, certain of our products that have allegedly infringed upon the intellectual property rights of third parties and may be required to pay significant amounts of penalties, royalties or licensing fees for the use of others’ patents or copyrighted materials. Any changes to our products or to revenue attributable to any of our products that are in violation of others’ intellectual property rights may materially adversely affect our results of operations, reputation and the demand for our products. In addition, such changes may require attention from our management, cause us to incur additional legal expenses, or in some cases, require us to create reserves, all of which may materially adversely affect us.

We benefit from the Brazilian government’s tax incentive programs, which may be terminated or reduced in the future.

We benefit from certain tax incentives related to research and development and technological innovation, established by Law No. 11,196, dated November 21, 2005, as amended, or Lei do Bem, and regulated by Decree No. 5,798, dated June 7, 2006. Our ability to benefit from these incentives depends on our compliance with certain obligations.

Failure on our part to comply with certain obligations in accordance with the applicable rules or to provide the documentation required to substantiate such tax credits could result in the loss of such incentives that have not yet been used and claims by the Brazilian tax authorities of the amount corresponding to taxes not paid as a result of the incentives already used, in addition to penalties and interest under Brazilian tax laws. If any of our tax benefits expires, terminates or is cancelled, we may not be successful in obtaining new tax benefits that are equally favorable, which may materially adversely affect us. For more information, see “Item 5. Operating and Financial Review and Prospects—Description of Principal Statement of Income Line Items—Current and Deferred Income Tax and Social Contribution.”

Our business automation software and electronic invoice (Nota Fiscal Eletrônica), or NFE, services are provided pursuant to approvals by the Brazilian Internal Revenue Service (Secretaria da Fazenda), or Sefaz, of each Brazilian state.

We offer business automation software and the use of NFEs and electronic tax receipts (Nota Fiscal de Consumidor Eletrônica), or NFCEs, customized to meet the requirements of the tax laws of different Brazilian states. Such business automation solutions must be approved by the tax authorities of each Brazilian state in order to satisfy regulatory requirements. If we do not receive or are denied any of these approvals at any point, we will be prevented from continuing our business automation software and NFEs and NFCEs activities in the state where approval has been denied, which could have a material adverse effect on our financial results.

We or our directors could be accused of facilitating tax evasion by our customers, in which case we could be held responsible, along with the customer, for back taxes due to Brazilian tax authorities.

In Brazil, enterprise management systems are required to be structured so as not to allow for tax evasion. However, we cannot guarantee that our systems are not susceptible to security breaches that could enable tax evasion by a customer.

If such an event were to occur, Brazilian tax authorities could conclude that our software allows our customers to avoid compliance with their tax obligations and that we had acted in bad faith. Any such conclusion may require us to pay the unpaid taxes of our customers, plus interest and penalties, as well as subject us and our management to civil, administrative and criminal liabilities, depending on the magnitude of tax evasion committed by our customer, which could materially adversely affect our results.

The simplification of Brazilian tax rules would reduce the barriers to entry of international competitors.

The complexities of Brazilian tax rules largely discourage entry of international competitors into the Brazilian retail market for the software industry, as a strong familiarization of the applicable tax laws of each state and of the Brazilian government is required to function in the sector. The Brazilian government has indicated that it may simplify the tax rules, which would remove an important entry barrier to our foreign competitors and could result in increased competition and materially adversely affect our financial results.

We may experience difficulties in expanding our products or in expanding into new lines of business, industries and/or foreign markets.

We may face challenges in connection with the expansion of our products as well as our expansion into new lines of business, industries and/or new geographic regions within or outside of Brazil. In particular, as we expand into new lines of business, such as Linx Pay Hub, we may face challenges associated with entering into a line of business in which we have limited or no experience and in which we may not be well known. Offering new products and services or offering existing products in new industries or new geographic regions may require substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of merchants as customers, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets.

Currently, we have customers in markets other than Brazil (representing 5.2% of our net operating revenue as of December 31, 2019), and our long-term strategies include further expansion in these and other markets. We may experience the following difficulties related to the foreign markets in which we currently operate or will operate in the future, among others:

•         unanticipated regulatory changes;

•         an inability to attract staff and manage operations outside of Brazil;

•         changes in tax rules;

•         changes in the policies and regulations of trade and investment;

•         difficulties in the registration and protection of trademarks and software;

•         the adoption of protective measures, subsidies and other forms of government favoritism from competitors originating in such foreign markets; and

•         cultural and linguistic barriers.

Should one or more of these risks materialize, and we are not able to overcome these difficulties, we may be unable to implement our international expansion strategy.

A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on the revenues we expect to derive from our new line of business, Linx Pay Hub.

If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions, or if there is a change in the mix of payments between cash, credit, debit, prepaid cards and other accepted methods of payment that is adverse to Linx Pay Hub, the revenue we expect to derive from Linx Pay Hub may be materially adversely affected. We believe in a future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. Moreover, if there is an adverse development in the payments industry or the Brazilian market in general, such as new legislation or regulation that makes it more difficult for our merchants to do business or utilize such payment mechanisms, the revenue we expect to derive from Linx Pay Hub may be materially adversely affected.

Furthermore, we pay transaction fees to payment schemes, banks, acquiring payment institutions and other intermediaries that vary according to the method chosen by consumers to fund payment transactions. These transaction fees are higher when consumers fund payments using credit cards, and lower when consumers fund payments with debit cards. The financial success of Linx Pay Hub will be, therefore, sensitive to changes in the proportion of its business funded by consumers using credit and debit cards, which would increase its costs if we are unable to adjust the rates we charge our merchants accordingly.

Brazilian laws, resolutions of the Brazilian Monetary Counsel (Conselho Monetário Nacional), or CMN, circulars promulgated by the Central Bank, as well as future regulations and changes in tax rules affecting the payment industry in Brazil may materially adversely affect us in the event that Linx Pay commences merchant acquisition operations.

Due to the importance of the payment industry in Brazil, the Central Bank issued several new regulations in 2018 designed to increase the use of electronic payments, increase competitiveness in the sector, strengthen market governance, encourage supply and the differentiation of products for consumers as well as strengthen the use of credit and debit cards as a means of payment. Among the measures taken to effect these changes, the Central Bank issued the following noteworthy circulars:

•	Circular 3,885/2018, which provides that institutions having an annual turnover greater than R$500 million or at least R$50 million in payment accounts that exclusively accept electronic payments and that issue a post-paid payment instrument will be granted automatic authorization by the Central Bank;

•	Circular 3,886/2018, which defines and classifies “sub-creditors” and establishes a centralized settlement system for sub-creditors through the Brazilian Interbank Payments Chamber (Câmara Interbancária de Pagamentos); and

•	Circular 3,887/2018, which establishes maximum limits for exchange rates and the percentage of remuneration for debit card issuers of 0.5% of the quarterly weighted average and 0.8% of the transaction value.

In addition to existing regulations, the Brazilian congress is currently considering several legislative initiatives that aim to modify the regulatory framework of the electronic payments sector, including changes in the period in which a card issuer makes payment to a commercial establishment and changes in the general rules of the Brazilian National Financial System (Sistema Financeiro Nacional). These initiatives are currently in varying stages of deliberation by the Brazilian congress and create significant uncertainty relating to the regulatory framework we may face in coming years. Brazilian laws, CVM resolutions, circulars or regulations resulting from such initiatives may materially adversely affect us.

Material weaknesses in our internal control over financial reporting were identified and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, the following material weaknesses in our internal controls were identified:

•	Regarding our general IT controls, material weaknesses were identified related to access controls to systems, changes to the programs controls and backup controls, which were not designed or operating effectively; and

•	Several control deficiencies were identified related to the accounting reconciliation process, consolidation and disclosure, adoption of IFRS 16, capitalization of developed software, recording costs in issuing shares and in business combination, during the process of preparing our financials and that, when considered in the aggregate, would be considered a material weakness.

If we are unable to properly maintain our internal controls, we may not be able to accurately report our financial results or prevent the occurrence of inappropriate or erroneous practices.

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2019. We are only required to provide such a report for the fiscal year ending December 31, 2020. At that time, our management may conclude that our internal control over financial reporting is not effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

As an “emerging growth company,” our independent registered public accounting firm is not required to have performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting. Our independent registered public accounting firm will only be required to do once we cease to be an emerging growth company. If our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

In addition, as a public company in the United States, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

In the event that Linx Pay commences merchant acquisition operations, it may be subject to losses arising from such operations due to the possibility that credit card issuers default on their obligations to merchant acquirers.

While we are currently not a merchant acquirer, we intend to expand our Linx Pay operations into this area in the future. As a merchant acquirer, Linx Pay would be subject to the risk that credit card issuers may default on their obligation to pay Linx Pay the amounts required to complete a cardholder’s transaction and process the corresponding payment to the applicable merchant. Merchant acquirers are also subject to the risk that cardholders may default on their obligations to credit card issuers.

The extent to which Linx Pay, upon commencing merchant acquirer operations, becomes subject to these risks is dependent on the risk/guarantee model that the credit card brand adopts for credit card issuers and credit card holders. Each credit card brand has developed its own model for guarantees that are detailed in its regulations.

Linx Pay may also be exposed to the risk that affiliated sub-merchant acquirers may not pass on the amounts received from us under credit card transactions to their affiliated establishments.

The realization of any of these risks may materially adversely affect our business, results of operations or financial condition.

In the event that Linx Pay commences merchant acquisition operations, our results of operations may be adversely affected by fraudulent transactions committed by third parties that are processed by us.

In the event that Linx Pay becomes a merchant acquirer, we will be exposed to the risk of fraudulent transactions carried out by third parties using our credit and debit cards. Failure to effectively manage such risk and prevent fraud may increase our chargeback liability as well as other liabilities and materially adversely affect our business, results of operations or financial condition.

Our customers are charged for the use of certain of our products based on a percentage of the amount they bill to their clients, which may result in seasonal fluctuations that impact our quarterly results of operations.

In recent years, we have experienced seasonal fluctuations in our revenues from the retail sector as a result of consumer spending patterns. Most of our revenues are not tied to the percentage of the amount our customers bill to their clients. Following the launch of our order management system, or OMS, Linx Pay and e-commerce platform, however, we have increased the number of products in our portfolio that generate revenue based on the amount our customers bill their clients. Historically, sales have been stronger during the last quarter of the year as a result of the holiday season in Brazil. This is due to the increase in the number and transaction volumes of digital transactions and electronic payments related to seasonal retail events. With the increase in the aforementioned products as a percentage of our revenue, adverse events that occur during these months may have a disproportionate effect on our results of operations throughout the fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our results of operations between different fiscal quarters may not be indicative of future performance.

Significant and increasing competition within the payment industry may materially adversely affect us.

Linx Pay may face competitive pressure on the fees it charges its clients. Linx Pay’s competitors have already achieved a significant share of the markets in which Linx Pay operates. As a result, these competitors, particularly those that have relationships with financial institutions, can reduce their fees, offering rates that are more favorable to their current and potential clients, thereby impeding our growth in the market. If as a result of competition, Linx Pay is forced to reduce its fees, we may need to intensify our cost control efforts in order to maintain and expand our market share. An intensification of competition may cause us to lose current customers and may make it difficult for us to attract new customers, which may materially adversely affect our business, financial condition and results of operations.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international equity and debt markets, and could materially adversely affect our results of operations and financial condition.

Our operations are primarily conducted in Brazil, and we sell a material portion of our products to customers in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil, and we cannot assure you that Brazilian gross domestic product, or GDP, will remain stable or grow in the future. Brazilian GDP, in real terms, decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.3% in 2018 and increased 1.1% in 2019, respectively. Future developments in the Brazilian economy, including the impact of the COVID-19 pandemic, may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policy and regulations. The Brazilian government’s modifications to laws and regulations according to political, social and economic interests have often involved, among other measures, increases or decreases in interest rates, changes in fiscal and tax policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict the measures or policies that the Brazilian government may take in the future. Our business, results of operations and financial condition may be adversely affected by changes in government policies as well as general economic factors, including:

•         growth or downturn of the Brazilian economy;

•         depreciation of the real and other exchange rate fluctuations;

•         interest rates and monetary policies;

•         inflation rates;

•         economic, political and social instability;

•         labor and social security regulation;

•         energy and water shortages and rationing;

•         import and export controls;

•         exchange controls and restrictions on remittances abroad;

•         liquidity of the domestic capital and credit markets;

•         fiscal policies and changes in tax laws; and

•         other political, diplomatic, social and economic policies and developments in or affecting Brazil.

Inflation, and the Brazilian government’s measures to combat inflation, may significantly contribute to economic uncertainty in Brazil and may have a material adverse effect on our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation, as well as the Brazilian government’s efforts to combat inflation, have had significant negative effects on the Brazilian economy, particularly prior to the introduction of comprehensive currency reform (the Plano Real) in July 1994. In recent years, inflation rates reached 2.95%, 3.75% and 4.31% in 2017, 2018 and 2019, respectively, according to data from the Central Bank. In addition, the Central Bank expects the inflation rate to reach 1.76% in 2020.

Inflationary pressures continue to persist and the Brazilian government’s measures to combat them, as well as speculation about any such future measures, have generated over the last few years a climate of economic uncertainty in Brazil and heightened volatility in the Brazilian capital markets. Brazil may experience high levels of inflation in the future.

As of December 31, 2019, 50.3% of our total loans and financing, including indebtedness outstanding and payables for the acquisition of businesses, were subject to varying rates of inflation IGP-M, IPCA and the Consumer Price Index (Índice de Preço ao Consumidor), or IPC. Increases in inflation could therefore adversely affect our financial expenses in the event of an unfavorable change in inflation. In addition, inflationary pressures could lead to government intervention in the economy, including the introduction of policies that may adversely affect the overall performance of the Brazilian economy, which, in turn, could adversely affect the operations and the market value of the ADSs.

Developments and changes in the investors’ perception of risk in other countries, particularly in the United States, Europe and other emerging markets, may materially and adversely affect the market value of securities, including the market value of our Common Shares and ADSs.

The market for securities issued by Brazilian companies is influenced by, to varying degrees, economic and market conditions in other countries, including the United States, Europe and other emerging markets. Although the economic conditions in these countries are significantly different from the economic condition in Brazil, the reaction of investors to developments in these countries may adversely affect the market value of securities issued by Brazilian companies. Crises in other emerging markets may reduce investor interest in shares from Brazilian issuers, including the ADSs. This could materially adversely affect the market price of our Common Shares and ADSs.

In addition, the financial crisis and political instability in the United States, Europe and other countries have affected the global economy, producing several effects that, directly or indirectly, impact the Brazilian capital market and economy, such as fluctuations in the price of securities issued by listed companies, reductions in credit supply, deterioration of the global economy, fluctuation in currency exchange rates and inflation, among others, which may directly or indirectly adversely affect us.

In June 2016, the United Kingdom called a referendum in which a majority of its population voted for the United Kingdom to exit the European Union, referred to as “Brexit.” In March 2017, the United Kingdom gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union, beginning a statutory two-year period during which officials from the United Kingdom and the European Union have negotiated the terms of the United Kingdom’s withdrawal from, and future relationship with, the European Union. The end of the statutory two-year period, which was originally scheduled to take place on March 29, 2019, has been extended several times, most recently to from October 31, 2019 to January 31, 2020. The United Kingdom and the European Union have agreed upon several drafts of withdrawal agreements that sets out the terms of the United Kingdom’s departure. However, the U.K. Parliament rejected the draft withdrawal agreements multiple times and failed to pass the bill that would implement the most recent revised withdrawal agreement negotiated by Boris Johnson. The bill has been put on hold, creating significant uncertainty about the terms under which the United Kingdom will leave the European Union. The withdrawal agreement was reached on January 31, 2020. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and the extent to which other member states will decide to exit the European Union in the future.

On January 20, 2017, Donald Trump became President of the United States. We have not control over and cannot predict the effects of President Trump’s administration or policies. Morever, the presidential election for the United States will take place on November 3, 2020. Political campaigns and presidential elections in the United States can generate a climate of political and economic uncertainty. The President of the United States has considerable power in determining governmental policies and actions that could have a material adverse effect on the global economy and political stability in the world. There can be no assurance that President Trump, if reelected, or the new administration will maintain policies designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investment, which could have a material adverse effect on the market. Moreover, in July 2019, Theresa May officially resigned as Prime Minister of the United Kingdom and was replaced by Boris Johnson, who was elected the Prime Minister of the United Kingdom. These developments, as well as potential crises and forms of political instability arising therefrom or any other unforeseen development, may adversely affect us and the market value of the ADSs.

Political and economic instability in Brazil may adversely affect our business and results of operations.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect investor confidence and that of the general public, which could result in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Economic instability in Brazil has partly contributed to a reduction in market confidence in the Brazilian economy and to the aggravation of the situation of the domestic political environment. Furthermore, several ongoing investigations into accusations of money laundering and corruption being conducted by the Brazilian Federal Public Prosecutor’s Office, including the largest such investigation known as Operation “Car Wash” (Operação Lava Jato), have had a significant negative impact on the Brazilian economy and political landscape.

A number of senior politicians as well as high-ranking executive officers of major corporations and state-owned companies in Brazil, have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

Amidst this background of political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s of then-President Dilma Rousseff, after completion of legal and administrative impeachment proceedings, on the grounds of violation of budgetary laws. Michel Temer, the former Vice President, who had been serving as acting president since Ms. Rousseff’s removal in May 2016 and assumed the presidency for the remainder of the presidential term, which ended in 2018. Throughout Mr. Temer’s presidency, his approval ratings remained historically low and he faced scrutiny over other matters, including allegations of bribery and other corrupt acts, which contributed to the uncertain political and economic environment in Brazil. After a polarized presidential campaign, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected as the president of Brazil on October 28, 2018 and took office on January 1, 2019. We cannot predict if, and for how long, the political divisions in Brazil that emerged before the election will continue and to what extent they will impact his presidency. It is also not clear what effects, if any, such political division will have on the ability of President Bolsonaro to govern Brazil and implement reforms. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations. Uncertainty regarding the implementation by the new government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets, including in relation to our securities.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies. Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy; in particular, political crises have affected the confidence of investors and the public in general, which adversely affected the economic development in Brazil. We cannot foresee whether President Bolsonaro will adopt policies or changes to current policies that may have a material adverse effect on us. Political and economic uncertainty resulting from the presidential elections or otherwise may have a material adverse effect on our business, results of operations and financial condition.

We are subject to fluctuations in interest rates.

The Central Bank establishes the basic interest rate for the Brazilian banking system. As of December 31, 2019, 49.7% of our total indebtedness, including outstanding loans and financing and payables for the acquisition of businesses, were denominated in reais and subject to fluctuations in interest rates. The interest rate risk arises from the portion of our debt referenced to the Brazilian long term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, which may adversely affect revenue or expenses in the event of an unfavorable change in interest rates and inflation. Any increase in interest rates could increase the cost of our borrowings, reduce demand for our products or have a materially adverse impact on our financial expenses and results of operations.

The volatility of the real against the U.S. dollar and other currencies may have a materially adverse effect on our business and the market price of the ADSs.

Historically, Brazilian currency has suffered frequent devaluations. The Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, a floating exchange rate, exchange controls and parallel market exchange rates. From time to time, there have been significant fluctuations in the exchange rate between the real, the U.S. dollar and other currencies. According to Central Bank data, at the end of years 2017, 2018 and 2019, the exchange rates between the real and the U.S. dollar were R$3.3080, R$3.8748 and 4.0307, respectively. As of May 13, 2020, the exchange rate between the real and the U.S. dollar was R$5.9022 per US$1.00.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers. Therefore, these uncertainties and developments in the Brazilian economy may adversely affect us or the market price of our Common Shares and ADSs.

Many of our customers are either foreign companies or multinational companies operating in Brazil and are exposed to exchange rate variations that could create an adverse effect on these companies. In addition, the interest rate on some of our loans has been indexed to exchange rates. Any exchange rate fluctuations could therefore result in a materially adverse effect on our operations and financial results.

Depreciation of the real relative to the U.S. dollar could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations.

Depreciations of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and have an adverse effect on our financial condition and results of operations. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our company.

In addition, we believe that an increase in interest rates may cause an increase in financial expenses, negatively affecting our financial results. Similarly a reduction in interest rates may cause a decrease in financial income, which would also negatively affect our financial results.

Any further downgrading of Brazil’s credit rating could adversely affect the market price of the ADSs.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on future debt issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil has lost its investment-grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch, as described below.

In September 2015, Standard & Poor’s lowered Brazil’s sovereign credit rating to below investment grade, from BBB- to BB+, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s credit rating in February 2016, from BB+ to BB, and maintained its negative outlook on the rating, citing a worsening credit situation since the September 2015 downgrade. In January 2018, Standard & Poor’s lowered its rating to BB- with a stable outlook in light of doubts regarding this year’s presidential election and pension reform efforts. This rating was maintained during the update in February 2019, keeping a stable outlook. In December 2019, Standard & Poors’s maintened the BB- rating with a positive outlook due to expected fiscal reforms, combined with a moderate growth mainly driven by the domestic market.

In December 2015, Moody’s placed Brazil’s Baa3 ratings on review, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. In April 2018, Moody’s maintained Brazil’s credit rating at Ba2 but revised outlook from negative to stable, citing expectations of further cuts to government spending.

Fitch also downgraded Brazil’s credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and the worse-than-expected recession, and made a further downgrade in May 2016 to BB with a negative outlook, which it maintained in 2017 and downgraded to BB- in February 2018. This rating was maintained during the last update in November 2019, keeping a stable outlook.

Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, increase the future cost of debt issuance and adversely affect the market price of the ADSs.

Risks Relating to the ADSs or our Common Shares

The volatility and illiquidity of the Brazilian securities market may substantially limit the ability of investors to sell the ADSs or our Common Shares at their preferred time and price.

The investment in securities trading in emerging markets such as Brazil (or in ADSs of companies with securities also trading in emerging markets) frequently involves a higher risk compared to other global markets, as investments in emerging markets are generally considered more speculative in nature. Risks associated with emerging markets may substantially limit the capacity of holders of our Common Shares or the ADSs to sell them at their preferred time and price.

With respect to our Common Shares, the Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than some major international securities markets such as the United States and Europe. For example, as of December 31, 2019, the market capitalization of the B3 was approximately R$4.4 trillion (US$1.1 trillion at an exchange rate of US$1.00 to R$4.0307), according to information published by the B3, and in 2019 it had an average daily trading volume of R$18.9 billion (US$4.7 billion at an exchange rate of US$1.00 to R$4.0307). In addition, the Brazilian capital markets are significantly concentrated. The top ten stocks traded in terms of volume on the B3 accounted for approximately 36% of its total trading volume in 2019. In contrast, the market capitalization of the New York Stock Exchange was approximately US$24.1 trillion as of December 31, 2019.

In addition, the NYSE has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly internet-related companies. As a result, investors in our securities may experience a decrease in the value of our Common Shares or the ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class actions against that company. If we are involved in a class-action lawsuit, it could divert the attention of our senior management and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our Common Shares, including in the form of ADSs.

Law No. 10,833, dated as of December 29, 2003, provides that the disposition of assets located in Brazil by a non-resident to either a resident or a non-resident of Brazil is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our Common Shares by a non-resident of Brazil to either a resident or a non-resident of Brazil. However, since currently there is no judicial guidance determining whether the ADSs should be considered assets located in Brazil, we are unable to predict whether Brazilian courts may decide that income tax under Law No. 10,833 applies to gains realized on dispositions of the ADSs. In the event that the disposition of assets located in Brazil is interpreted to include the disposition of the ADSs, this tax law would result in the taxation of non-residents of Brazil on any gain or loss recognized on the disposition of ADSs. Any gain or loss recognized by a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) on the disposition of Common Shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Thus, a U.S. holder may not be able to benefit from a foreign tax credit for Brazilian income tax imposed on the disposition of Common Shares, including in the form of ADSs, unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. See “Item 10. Additional Information—E. Material U.S. Federal Income Tax Considerations for U.S. Holders—Sale, Exchange or Other Disposition of Common Shares or the ADSs.”

The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our Common Shares and adversely affect our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our Common Shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.

In case of serious imbalances, the Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990. We cannot assure you that the Brazilian government will not take similar measures in the future. The return of any such restrictions would hinder or prevent (1) your ability to convert dividends or other distributions or the proceeds from any sale of our Common Shares into U.S. dollars and to remit U.S. dollars abroad, (2) our capacity to make dividend payments or other distributions to non-Brazilian investors, and (3) our capacity to comply with payment obligations in foreign currency. The imposition of any such restrictions would have a material adverse effect on the stock market price of our Common Shares, including in the form of ADSs, and on our capacity to access foreign capital markets.

If you surrender your ADSs and withdraw Common Shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our Common Shares underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to our Common Shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw Common Shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. There-after, upon the disposition of distributions relating to our Common Shares, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle certain foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our Common Shares.

We may need to raise additional funds in the future and may issue additional Common Shares or convertible securities, which may result in a dilution of your interest in our Common Shares underlying the ADSs. In addition, a dilution of your interest in our Common Shares underlying the ADSs may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

We may have to raise additional funds in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our Common Shares underlying the ADSs, as provided by the Brazilian Corporate Law, which may dilute the interest of our then-existing investors. In addition, a dilution of your interest in our Common Shares underlying the ADSs may occur in the event of merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

From time to time, we may grant equity-based compensation to our directors, senior executives and key employees, which may dilute the value of your Common Shares underlying the ADSs.

From time to time, we may grant equity-based compensation to our directors, senior executives and key employees. As of December 31, 2019, 716,173 stock options and 3,699,594 restricted shares have been granted but not yet exercised under our stock option plan and restricted share plan. For more information about our share-based compensation plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation.” If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional Common Shares underlying the ADSs under the existing plans), the interests of our shareholders may be diluted.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the vote of our Common Shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights with respect to the underlying Common Shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Common Shares that are represented by the ADSs, in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to our underlying Common Shares represented by the ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. We cannot guarantee that the process for the cancellation and exchange of the ADSs will be completed prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw our Common Shares underlying your ADSs and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting.

If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary no less than 15 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote our underlying Common Shares represented by the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how our Common Shares underlying the ADSs are voted and you may have no legal remedy if the Common Shares underlying the ADSs are not voted as you requested.

Your right to participate in any future offerings may be limited, which may result in the dilution of your interest in our capital stock.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In particular, holders of our Common Shares, including our Common Shares underlying the ADSs benefit from certain preemptive rights in connection with future issuances by us of our Common Shares or securities convertible into our Common Shares. Holders of our Common Shares, including in the form of ADSs, will be unable to exercise the preemptive rights relating to our Common Shares unless a registration statement under the Securities Act is effective with respect to those preemptive rights or an exemption from registration requirement under the Securities Act is otherwise available.

In addition, under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act.

Accordingly, you may be unable to participate in our rights offerings or additional offerings of our Common Shares in the future and may experience dilution in your holdings.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our Common Shares, including in the form of ADSs, could decline.

The trading market for our Common Shares, including in the form of ADSs, depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares, including in the form of ADSs, could decline, which might cause the market price and trading volume of our Common Shares, including in the form of ADSs to decline.

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the consent of the ADS holders.

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is to be terminated, ADS holders will receive at least 90 days’ prior notice, but no consent is required from them. In the event that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of our underlying Common Shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Common Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Common Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive any dividends or interest on equity.

Our bylaws require us to pay our shareholders a mandatory dividend of at least 25.0% of our annual adjusted net income, as calculated under Brazilian GAAP and as adjusted according to Brazilian Corporate Law, distributed as dividends or interest on equity. Our net income may be capitalized, used to offset losses or retained under the terms of Brazilian Corporate Law and may not be fully available for the payment of dividends or interest on equity. In addition, Brazilian Corporate Law allows publicly held companies, like us, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if our board of directors reports at a general shareholders’ meeting that such distribution would be incompatible with our financial condition. If the abovementioned occurs, holders of the ADSs underlying our Common Shares may not receive dividends or interest on equity.

To the extent we distribute dividends or interest on equity, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Common Shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Common Shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In such instances, the depositary may decide not to distribute such property to you.

We do not have a controlling shareholder or a control group that holds more than 50% of our Common Shares, which may leave us susceptible to shareholder alliances, conflicts among shareholders and other events arising from the absence of a controlling shareholder or a group of controlling shareholders that holds more than 50% of our Common Shares.

We do not have a controlling shareholder or a control group that holds more than 50% of our Common Shares. As of the date of this annual report, our founding shareholders jointly hold a minority interest of 14.2% of our capital stock. Accordingly, shareholder alliances may be formed or shareholders’ agreements may be entered into, which may result in the creation of a control group. In the event that a controlling group emerges and has decision-making power, we may suffer sudden and unexpected changes to our corporate policies and strategies, including the replacement of our executive officers. In addition, we may become more vulnerable to hostile attempts to acquire control and conflicts resulting therefrom.

The absence of a controlling group with more than 50% of our Common Shares, on the other hand, could make certain decision-making processes more difficult, as the minimum quorum required by law for certain deliberations may not be reached. In the absence of a control group, we and our minority shareholders may not have the same protection provided by the Brazilian Corporate Law against abuses by other shareholders and, thus, may face certain difficulties in seeking indemnification for damages arising therefrom.

Any sudden and unexpected changes to our management, corporate policies and strategies, hostile attempts to acquire control or any other dispute among our shareholders relating to their rights as shareholders may materially adversely affect us.

Our bylaws contain provisions for protection against a hostile takeover, which may prevent or delay transactions that may be of interest to you.

Our bylaws contain provisions that make hostile takeover attempts difficult without prior negotiations with our controlling shareholders. One such provision requires a shareholder that becomes a holder of 25.0% or more of our capital stock to conduct a public offering to purchase all of our shares at a price calculated according to our bylaws, the Brazilian Corporate Law and applicable regulations. The same obligation exists when any person acquires certain rights over 30.0% or more of our capital stock. These provisions may prevent or delay takeover attempts and may discourage, delay or prevent takeover attempts that our controlling shareholders would deem inadvisable, including public tender offers for our Common Shares in which our shareholders would receive a premium.

The interests of our controlling sharholders may conflict with the interests of our other shareholders.

The group of minority shareholders who effectively control us has the power to, among other matters, elect the majority of the members of our board of directors and determine the result of any decision that requires shareholder approval, provided there is no conflict of interest in relation to their voting rights, including with respect to related-party transactions, corporate restructuring, asset sales, partnerships and time of payment of any future dividends, subject to the mandatory minimum dividend required by the Brazilian Corporate Law. The group of minority shareholders who effectively control us may have conflicts of interest amongst themselves and/or with our other shareholders.

Common shares, including Common Shares underlying ADSs, eligible for future sale may cause the market price of the ADSs to decline significantly.

The market price of the ADSs and our Common Shares underlying the ADSs may decline as a result of sales of a large number of ADSs or Common Shares in the market or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Following the completion of our initial public offering, we had 189,408,960 Common Shares outstanding, including 23,100,000 Common Shares underlying the ADSs. The ADSs, including our Common Shares underlying the ADSs, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our Common Shares underlying the ADSs trade on the Novo Mercado segment of the B3. A significant sell-off of our Common Shares on the B3 may materially adversely affect the market price of the ADSs. In addition, the perception in the public markets that sales by holders of our Common Shares might occur may also cause the market price of the ADSs to decline.

The requirements of being a public company in the United States may increase our costs and disrupt the regular operations of our business.

Prior to our initial public offering in 2018, our business operated as a publicly held company in Brazil. As a result of having publicly traded ADSs in the United States, we incur significant additional legal, accounting, reporting and other expenses.

We also have and will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company”. These rules and regulations may make it more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance and indemnity agreements, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

The additional demands associated with being a public company in the United States may disrupt the regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could adversely affect our business, financial condition and results of operations.

As a foreign private issuer, we will have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although are subject to Brazilian laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs and our Common Shares may be more volatile.

We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	have regularly scheduled executive sessions of our board that consist of independent directors only; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Common Shares, including Common Shares underlying the ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other publicly-listed companies that are not “emerging growth companies.” For so long as we remain an “emerging growth company,” we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we fail to be aware of and remedy any material weaknesses or significant deficiencies in our internal control over financial reporting. We have irrevocably elected not to avail ourselves of the election to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of completion of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the offering on October 31, 2017; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, with at least US$700 million of equity securities held by non-affiliates. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ordinary share price may be more volatile.

The protections afforded to minority shareholders in Brazil are different from those in the United States and may be more difficult to enforce.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors and officers or our shareholders is less developed in Brazil than it is in the United States and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. or other laws. There is also a substantially less active plaintiffs’ bar for the enforcement of shareholders’ rights in Brazil than there is in the United States. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or officers or shareholders than it would for shareholders of a U.S. domestic issuer.

Non-Brazilian holders of our ADSs or Common Shares may experience difficulty in effecting service of process or enforcing judgments on us, our directors and/or our officers within the United States.

We are a corporation (sociedade anônima) incorporated under the laws of Brazil. All of our directors and officers reside outside the United States and a majority of our assets are located outside the United States. As a result, it may not be possible or it may be difficult for investors to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in the United States courts against us, our directors or our officers, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Also, because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions against us or our board of directors or executive officers than would shareholders of a U.S. corporation. See “Item 9—The Offer and Listing—C. Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

We may be a passive foreign investment company for U.S. federal income tax purposes in any year, which could result in adverse U.S. federal income tax consequences to U.S. holders.

In general, if for any taxable year 75% or more of our gross income consists of passive income or 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Passive income generally includes dividends, interest, rents, royalties and gains from the disposition of investment assets, subject to various exceptions. Based upon the current and anticipated composition of our gross income and gross assets, the market value of our assets and the nature of our business, we do not believe that we were treated as a PFIC for the taxable year ending on December 31, 2019 or will be treated as a PFIC in 2020 or in the foreseeable future. However, a company’s PFIC status is a factual determination that is made on an annual basis and depends on the composition of a company’s income and assets and the market value of its assets from time to time. If we are a PFIC for any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) owned our Common Shares or ADSs, such U.S. holder may be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of our Common Shares or ADSs and certain distributions and a requirement to file annual reports with the Internal Revenue Service. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for more information. Potential U.S. holders are urged to consult their tax advisors with respect to whether we may be treated as a PFIC and the tax consequences if we are so treated.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

We are a Brazilian corporation (sociedade anônima) incorporated under the laws of Brazil on January 1, 2004. Our legal name is Linx S.A., and we operate commercially under the name “Linx”.

We were incorporated in 2004 by Mr. Nércio Fernandes, the current chairman of our board of directors, Mr. Alberto Menache, our current chief executive officer and the vice president of our board of directors, Mr. Alon Dayan, a current member of our board of directors, and Mr. Daniel Mayo.

On January 16, 2013, we entered into the Novo Mercado listing agreement with the B3, which came into effect on February 8, 2013, and we became registered as a Novo Mercado company. On the first trading day following the effective date of our listing agreement, our Common Shares began trading on the B3 under the symbol “LINX3.”

On June 25, 2019, we concluded our initial public offering of 32,774,601 Common Shares, including in the form of American Depositary Shares, or the ADSs on the New York Stock Exchange under the symbol “LINX.”

For additional information about our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Our corporate headquarters are located at Avenida Doutora Ruth Cardoso, 7221, 7th floor, São Paulo, São Paulo, CEP 05425-902, Brazil, and our telephone number at this address is +55-11-2103-1531. The U.S. Securities and Exchange Commission, or the SEC, maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Linx, that file electronically with the SEC. Our website is www.linx.com.br.

Transactions in 2019 and 2020

Linx Omni OMS

In the beginning of 2019, we began to commercialize our omnichannel solution, Linx Omni OMS, piloting the product with two clients. By using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increases sales. Through this solution, our clients are able to manage: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store and showrooming.

Merger of DCG

On April 01, 2019, DCG Soluções para Venda Digital S.A., or DCG, was merged into our Company, and its net assets were consolidated into the balance sheet of our subsidiary Linx Sistemas e Consultoria Ltda. The merger of DCG did not result in a capital increase or any changes to the Company´s shareholding structure.

Acquisition of Hiper Software S.A.

On April 2, 2019, we announced our acquisition of Hiper Software S.A., or Hiper, for an aggregate purchase price of R$17.7 million, subject to the payment of additional post-closing adjustments between 2019 and 2021 in the aggregate amount of R$14.6 million upon the attainment of certain metrics including those linked to the penetration of our EFT and Linx Pay Hub solutions into Hiper’s client base.

New Linx Pay Hub Offerings

On June 3, 2019, we launched two new offerings as part of our Linx Pay Hub solution, Linx Digital Account and EFT QR Code.

Linx Digital Account is an online account coupled with a prepaid card that is natively integrated with Linx Pay and our other digital solutions. The Linx Digital Account allows retailers to pay bills and make funds transfers to third parties and employees, mobile account top-ups, withdrawals and online and offline retail purchases, among others.

Our EFT QR Code integrates digital payment solutions (such as e-wallets) with our customers and retailers, enabling the acceptance of new forms of payment in an integrated and native way through commercial automation solutions, EFT and payment reconciliation.

Acquisition of Millennium Network Ltda.

On June 27, 2019, we announced our acquisition of Millennium Network Ltda., or Millennium, for an aggregate purchase price of R$62.8 million, subject to the payment of additional post-closing adjustments between 2019 and 2022 in the aggregate amount of R$23.9 million upon the attainment of certain metrics. Millennium is a reference in ERP solution for e-commerce in the SaaS model that allows the retailer, along with other technologies, to offer the consumer an omnichannel experience, which is an important retail trend. On November 1, 2019, the net assets of Millennium were consolidated into the balance sheet of our subsidiary Linx Sistemas e Consultoria Ltda. The merger of Millennium did not require a capital increase or any changes to our company’s shareholding structure.

Acquisition of SetaDigital Sistemas Gerencial Ltda.

On October 16, 2019, we announced our acquisition of SetaDigital Sistemas Gerencial Ltda., or SetaDigital, for an aggregate purchase price of R$29.8 million, subject to the payment of additional post-closing adjustments between 2019 and 2021 in the aggregate amount of R$4.9 million upon the attainment of certain metrics. SetaDigital is a reference in ERP and POS solutions for the retail footwear.

Acquisition of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda (PinPag)

On January 30, 2020, we announced our acquisition of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda, or PinPag, for an aggregate purchase price of R$135.0 million, subject to the payment of additional post-closing adjustments between 2021 and 2022 in the aggregate amount of R$65.0 million upon the attainment of certain metrics. PinPag is a fintech company specialized in means of payment and offers customized and disruptive installment solutions for retailers.

Acquisition of RRA Ferreira ME (Neemo)

On Februrary 3, 2020, we announced our acquisition of RRA Ferreira ME, or Neemo, for an aggregate purchase price of R$17.6 million, subject to the payment of additional post-closing adjustments between 2021 and 2023 in the aggregate amount of R$4.8 million upon the attainment of certain metrics. Established in 2010, Neemo is one of the pioneers in customized delivery solutions through the integration of the establishment’s delivery application and its e-commerce platform, offering consumers an omnichannel experience. In addition, Neemo enables restaurants and their consumers to pick-up orders at the store, place orders at the table using QR codes and by messaging services, such as Facebook Messenger.

Merger of Sback

On March 31, 2020, Sback Tecnologia da Informação Ltda., or Sback, the operator of a cloud platform, was merged into our subsidiary Linx Sistemas e Consultoria Ltda. The merger of Sback did not require a capital increase or any changes to our Company’s shareholding structure.

Strategic Partnerships

We continuously seek and enter into strategic partnerships that enable our customers to advertise their portfolios and expand their sales channels. For example, over the course of 2019 and 2020, we entered into strategic partnerships with marketplaces such as Ebazar.com.br Ltda., which operates under the trade name Mercado Livre (April 1, 2020), Rappi Brasil Intermediação de Negócios Ltda. (January 13, 2020), B2W Companhia Digital (December 11, 2019), Magazine Luiza S.A. (November 26, 2019) and Delivery Center Holding S.A. (September 30, 2019). In addition, we entered into strategic partnerships with e-wallets, including PicPay Serviços S.A. (January 10, 2020), AME Digital Brasil Ltda. (September 18, 2019) and MercadoPago.com Representações Ltda. (September 10, 2019) in order to bolster our ETF QR Code solution.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves—Capital Expenditures.”

Public Takeover

Not applicable.

B. Business Overview

General

We believe we are a leading cloud-based technology company in Latin America and a market leader in Brazil in terms of revenue. We are focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to retailers in Latin America, through our software-as-a-service, or SaaS, business model. During the year ended December 31, 2019, our subscription revenue accounted for 83.9%, or R$759.1 million, of our gross operating revenue, an increase of 11.5%, in reais, over the corresponding period in 2018. During the year ended December 31, 2018, our subscription revenue accounted for 86.8%, or R$680.8 million, of our gross operating revenue, an increase of 15.5%, in reais, over the corresponding period in 2017. With a comprehensive offering of solutions, we are an end-to-end service provider that offers business management tools, payment solutions, e-commerce and omni-channel applications through an integrated and ever-evolving platform to retailers of all sizes and capabilities.

Since our founders entered the technology sector in 1985, our consumer-centric and entrepreneurial culture has been focused on innovation, agility, and building a reliable infrastructure, all of which have enabled us to adapt to our customers’ needs, deliver user-friendly software solutions and services and develop a comprehensive portfolio of integrated solutions. These capabilities have contributed to our resilient and predictable operations, with subscription revenue accounting for 83.9% of our gross operating revenue in 2019 and a quarterly customer retention rate of over 99% through the year. In addition, our growth is supported by a strong track record of adding new products to our portfolio, including our most recent Linx Pay Hub integrated payment processing solution, in order to anticipate trends and adapt to changes in our market. These ongoing efforts are exemplified by new Linx Pay Hub offerings (Linx Digital Account and EFT QR Code) as well as Linx Omni OMS.

As a result of our innovation capacity, ability to adapt to evolving customer needs and our cross-selling efforts, we have successfully retained and increased year-over-year the share of our services in our customers’ wallet, as demonstrated in the following cohort analysis. For purposes of the following chart, we define (1) “annual cohort” as the subscription revenue generated from customers and that is added to our portfolio of customers in a given year and (2) “compound cohort growth rate” as the percentage of the subscription revenue generated by the relevant annual cohort of customers in 2018 relative to the revenue generated by the same annual cohort in the year immediately after they were added to our portfolio of customers. Compound cohort growth rates are calculated using this method to capture customer-generated revenues over a 12-month period (a full fiscal year), while also mitigating the fact that customers are added to the portfolio on different days of the year. Annual cohort revenue estimated using this metric takes into consideration both new organic customers and customers of companies that we acquire.

As result of over 35 years of operations dedicated to the retail sector in Brazil, we have developed in-depth specialized knowledge and competitive advantages that have allowed us to become the leading player in the Brazilian software market. Consequently, we achieved a 42.2% market share in 2018 in terms of revenue in the retail management software solutions segment as well as a 12.2% market share on the e-commerce solutions market in 2018, according to the 2019 IDC Survey. We have successfully leveraged our extensive customer base to explore cross selling opportunities, resulting in greater economies of scale, greater customer loyalty (as reflected by our high customer retention rates) and lower customer acquisition costs, translating into a hard to replicate business model with strong natural barriers against the entry of competitors.

Throughout our history, we have adapted our operations to our customers’ needs and market trends by expanding our product portfolio to offer a unique integrated platform with comprehensive solutions and leading to a compelling value proposition. For instance, in addition to Linx Core, our core product line that offers integrated business management systems, we launched Linx Digital in 2018, an e-commerce platform and application designed to improve the omni-channel shopping experience for both retailers and their customers. Through Linx Digital, retailers are able to interact with their clients and deliver a seamless experience across a variety of channels, including physical stores, mobile applications and the internet. Moreover, in 2018, we further adapted to our customers’ ever-evolving needs and launched Linx Pay Hub to offer payment processing solutions integrated with our Linx Core and Linx Digital product lines. By providing mission critical services and integrated solutions to our customers, we are able to better understand their business performance preferences while further enhancing our portfolio of offerings with a comprehensive payment processing solution.

The graphic below illustrates our primary product lines, each of their main services and international benchmarks.

In addition to our own organic innovation capabilities we have also increased our retail product offerings through strategic acquisitions of synergic businesses with our own operations, enabling us to further develop our product developing capabilities. From 2008 to the date of this annual report, we completed 33 acquisitions, which we believe is a testament to our ability to identify, execute and integrate acquisitions in a consistent and disciplined manner. We believe that we are a differentiated platform with the knowledge to capitalize on consolidation opportunities in our market segment and explore new verticals as the relationship between retailers and their customers continues to evolve.

To support our growth trajectory, we successfully completed the initial public offering of our Common Shares in Brazil in 2013 and were listed on the Novo Mercado segment, the listing segment of the B3 with the highest corporate governance standards. Moreover, on September 26, 2016, we completed the follow-on public offering of our Common Shares, using the net proceeds from the issuance to finance strategic acquisitions in the retail software sector. On July 26, 2019, we concluded our initial public offering of 32,774,601 Common Shares, including in the form of American Depositary Shares, or the ADSs on the New York Stock Exchange., in order to further support our acquisition strategy.

Our Product Lines

We offer three primary product lines: Linx Core, Linx Digital and Linx Pay Hub. We initiated our operations through our Linx Core product line, and as part of our efforts to adapt to ever-evolving customer needs, we created our Linx Digital and, most recently, Linx Pay Hub product lines. The solutions we offer through our product lines are specially designed for our customers’ value chain ERP/POS offerings with the objective of developing a fully integrated ecosystem and becoming an end-to-end platform for retailers. We believe that these three verticals allow us to become a partner of choice to retailers by providing services that increase efficiencies, integrating digital and physical stores, while ensuring a flexible payment solution suitable for each.

Linx Core

Our Linx Core product line provides integrated business management systems. Linx Core products cater to the entire retail chain, from business automation software that performs all necessary operations at the POS to comprehensive enterprise resource planning, or ERP, applications, which include, among other features, inventory management, customer relationship management, or CRM, tools, financial, accounting and tax management, product lifecycle management, supply management, loyalty programs, e-receipt and other interconnected features. By offering our POS as a primary product, we are able to cross-sell many of our ERP capabilities by highlighting the seamless experience they provide. As of December 31, 2019, circa 70,000 retailers used Linx Core.

We design our Linx Core software products to enable retailers to adapt to changing business requirements through consistent innovations and frequent upgrades that provide new functionalities and support our customers’ navigation of the complex Brazilian tax system as well as evolving regulatory requirements. According to the 2019 IDC Survey, spending related to retail management software in the Brazilian market totaled R$1.3 billion in 2018, or 6.1% growth over 2017.

Our software products are evolving in response to performance demands and user experiences. Furthermore, through our cloud-based infrastructure we can derive even more operating leverage as we continue to grow our services and solutions, resulting in increased margins.

Through Linx Core, we believe that we have the capability to offer our customers simple and cost-effective solutions that meet their requirements, personalized for their size and their verticals. Our modular and cloud-based solutions efficiently serve both small, medium and large-scale enterprises as well as large multinational retail chains. We offer our customers in-depth operational knowledge and best practices across a variety of verticals, including clothing stores, vehicle dealerships, pharmacies, electronic goods and household appliances stores, department stores, home improvement stores, fast food chains and gas stations.

Linx Digital

Our in-depth knowledge of the Brazilian retail sector also enables us to offer focused innovative, scalable and machine-learning technology, tailored to the retail market as well as e-commerce platforms, data analytics and OMS technology fully integrated with our ERP software.

Our Linx Digital product line is subdivided into three categories:

•	Linx Commerce: Our e-commerce platform, which provides our customers with a seamless and personalized cross-channel solution that enables a true omni-channel shopping experience (e.g., interactive electronic catalog with information regarding inventory and prices, among other functionalities).

•	Linx Impulse: big data and machine-learning based solutions for e-commerce operations, such as search and recommendation, re-engagement and advertising. Data engineering is key to unlocking insights by combining, integrating and analyzing data focusing on driving customer acquisition and loyalty. In this context, our Linx Impulse product offering is capable of analyzing consumer behavior to help our customers improve their client conversion rates by, for example, reducing the shopping cart abandon rate (which represents the rate at which shoppers select a product for purchase online but abandon the purchase prior to its consummation), personalizing campaigns to increase revenue, predicting and avoiding customer churn and lowering customer acquisition costs; and

•	Linx Omni: OMS technology, which provides our customers with an integrated tool to manage multiple distribution channels and inventories seamlessly. With this solution, a brick-and-mortar store can fulfill an order accessing the inventory of another store and deliver it to the client at home, for example, reducing stockout, improving customer experience and reducing logistics costs.

According to the 2019 IDC Survey, spending related to e-commerce solutions in the Brazilian market totaled R$625 million in 2018, or 29.4% growth over 2017, with Linx as the second biggest player with a 12.2% market share. In addition, the e-commerce conversion rate (which represents the rate at which shoppers enter a retailer’s website and ultimately purchase a product) in Brazil was 1.4% in 2018 according to the E-commerce Radar 2018 Survey published by ABCOMM (Associação Brasileira de Comércio Eletrônico). We believe that our product and service offerings will positively impact these rates through our rapid cycle of innovation as well as our Linx Digital capabilities, including big data and machine-learning technologies, each of which form an integral part our “Linx Impulse” strategy.

Linx Pay Hub

In October 2018, we further expanded our platform to include payment solutions through Linx Pay Hub in response to our customers’ ever-evolving needs. We believe that our ability to offer payments solutions powered by a full-fledged platform allows us to explore new product verticals at lower customer acquisition costs, differentiate ourselves from other commoditized and/or non-integrated solutions and increase our client loyalty. We believe these services can also be an important source of future growth given our relevant market share in the management software retail sector, high customer retention rates and superior services. In 2018, approximately R$282 billion in Gross Merchandise Volume, or GMV, were processed in our Linx Core platform, equivalent to approximately 18.1% of the industry’s total purchase volume according to ABECS. Our goal is to cross-sell and convert as many of our customers into Linx Pay Hub and capture a large share of this revenue opportunity. We are confident in our ability to execute this strategy given our product portfolio integration and compelling value proposition.

Our Linx Pay Hub product line offers wide range of services and solutions to our merchants including mainly the following:

•	EFT: a subscription-based model that is fully integrated with our POS/ERP software and provides a faster and safer way for our customers to transact with merchant acquirers and their clients. Our EFT solution has already been adopted at more than 45,000 points of sale;

•	Linx Pay: Sub-acquiring services to convert our customers into our payments platform;

•	Payment split: the ability to split payments between different recipients (such as different service providers or sales channels) and perform a more efficient transaction from an operational and tax perspective;

•	Linx Digital Account: digital account linked to a prepaid card with Elo flag, natively integrated with Linx Pay and other solutions we offer and that allows the retailer to pay its bills and bank slips, pay commissions to its employees, receive QR Linx payments, and to make wire transfers to third parties and employees, among others; and

•	QR Linx: a QR Code that integrates digital payment applications (e.g. e-wallets) with Linx’s retail clients, allowing the acceptance of new payment methods in an integrated and native way, including conciliation. We already signed partnerships with Brazil’s biggest e-wallets.

With the combination of our core and digital solutions and the capabilities of our payments platform, our customers are able to have a seamless experience.

Market Opportunity

We are positioned in large and fast-growing markets with important trends that are benefiting the growth and market opportunity for our solutions.

Large and growing digital retail market

According to the 2019 IDC Survey, IT retail investments in Brazil totaled R$2.5 billion in 2018. Of the total invested, retail management software accounted for 54.1%, or R$1.3 billion. Moreover, the 2019 IDC Survey indicates that retail management software investments are expected to reach R$1.8 billion by 2022 (ERP + POS) as companies continue to invest in technology and automation through software in order to adapt to the evolving formalization and digitalization of the sector.

Relatively low e-commerce penetration in Brazil and Latin America

Both in Brazil and Latin America, e-commerce solutions penetration is still relatively low in comparison to other countries, indicating an important path for growth. According to the 2019 IDC Survey e-commerce accounted for 25.3% of total IT retail investments, or R$625 million. Moreover, the 2019 IDC Survey indicates that e-commerce solutions investments are expected to reach R$1.1 billion by 2022.

With our increased presence in Latin America, our total addressable market has increased as well. Brazilian and other Latin American markets are witnessing the early stages of digitalization of retail channels and payments. In 2019, R$300 billion were transacted through our international platform and we believe Linx Pay Hub is in a position of advantage to expand into these new markets.

Conversion of brick-and-mortar and digital retail to omni-channel

Consumers now dictate how, when and where to interact with retailers and their expectations continue to rise. As digital retail grows, consumers expect to be able to transact through multiple sales channels without compromising functionality or experience. To adapt to this change, retailers will likely demand more omni-channel solutions that integrate their digital and physical operations efficiently. We therefore see an opportunity to cross-sell our Linx Digital solutions to our Linx Core customers.

Automation as a solution to increasing labor costs

Over the past 10 years, labor costs in Brazil increased significantly. The average minimum wage increased 7.9% annually between 2009 and 2019, according to the Brazilian Ministry of Labor. As a result of payroll expenses pressuring margins, we see an increasing demand for technologies that create opportunities for merchants to improve the experience of their clients and transact simultaneously with multiple clients in multiple locations. Accordingly, we believe Linx Core and Linx Digital are solutions that are well positioned to drive scalability and productivity gains of merchants who are not yet our clients.

Consumers moving away from cash transactions

According to ABECS, transactions using credit, debit and pre-paid cards in Brazil totaled R$1.55 trillion in 2018, an increase of 14.5% over 2017, while cash transactions totaled R$1.36 trillion, and payments by check totaled R$0.8 trillion. The increase in non-cash transactions is expected to drive merchants demand for new payment solutions such as POS technology, receivables management, and integration with management systems, among others. Therefore, business models that conciliate retail management solutions and financial solutions, like ours, are better positioned to serve merchants and benefit from this positive environment.

Our Products and Services

We have been present in the market for more than 30 years, offering our customers an integrated business management system that covers the entire retail chain, from business automation software that performs all necessary operations from the POS to comprehensive ERP, which includes, among other features, inventory management, CRM, financial, accounting and tax management, product lifecycle management, supply management, and other interconnected features.

We believe that our greatest competitive advantage is our exclusive focus on retail. This allowed us to develop a set of software and applications with a high level of depth—both in terms of specific retail verticals as well as across different sizes of retailers. In addition, our business model is based on the collection of monthly subscription fees, instead of charging high start-up licensing fees, thereby making our solutions very scalable and affordable for retailers of different sizes. In recent years we have developed new offerings that supplement our POS and ERP software based on a cloud delivery model. This has facilitated the sale and implementation of these solutions and strongly encouraged their cross-selling to the same customer base. These new solutions include, for example, a complete e-commerce platform, integrated with ERP, allowing traditional retailers to take advantage of this new channel of sales and communication with customers, and an innovative CRM software focused on tools that maximize efficiency in retailer-customer interactions, among other solutions, such as electronic invoices, connectivity, EFTs and mobile applications.

Another important model of our performance is our vertical integration in professional services related to the consulting services (which comprise implementation, installation, customization and training services) relating to our software solutions. We are also focused on providing direct sales and services to our customers. Our internal sales teams and independent sales agents are focused both in the search for new customers and in the management of existing portfolios. We believe that this proximity to our customers is one of the main reasons for our high customer retention rate.

As of December 31, 2019, we had 3,650 employees. In addition, we have relationship centers and partners throughout Brazil. To comprehensively meet the current needs of the retail market, we offer diverse solutions to our customers, as described below.

Business Model

To comprehensively meet the needs of the retail market, we offer a comprehensive portfolio of solutions to our customers making us an end-to-end platform for retailers. Our solutions provide the functions necessary to effectively manage and process the operational and financial resources of a Brazilian retail organization. Our applications enable our customers to interact, collaborate and make business decisions using accurate data from multiple devices.

We have a collection model, which features (1) a low setup fee, or in many cases, no setup fee; (2) charges for professional consulting services (implementation, installation, customization and training services), (3) the payment of a monthly subscription fee for use of our software to ensure recurrent and predictable revenue and (4) a unique value proposition that overcomes the costs of switching to a new vendor and reduces our client base churn.

Most of our revenue is derived from monthly charges for using the systems we develop. Our revenue is divided into four groups:

•	Subscription revenue: comprises revenue for monthly subscription fees we charge our customers for (1) the right to use our software and (2) fees we charge for continuous technology support, helpdesk services, software hosting services, support teams and connectivity service. Fees charged in (1) and (2) above are bundled into a single contract, typically for a term of twelve months, subject to automatic renewal. Fees related to subscription revenue are non-refundable and paid monthly. Subscription revenue is recognized in our statement of income ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. If a start-up fee was charged in 2017, such upfront fee was recognized upon commencement of the service. Upon adoption IFRS 15, this fee is recognized over the average customer life for which this performance obligation is provided. The majority of our revenue is derived from our customers’ monthly use of our systems.

•	Royalties revenue: revenues from software licenses are recognized when it is determined that all risks and rewards of the license are transferred upon the availability of the software, such amount may be reliably measured and it is likely that any expected future economic benefits will be generated on behalf of our company and our subsidiaries.

•	Consulting service revenue: revenue from consulting services (implementation, installation, customization and training services). These revenue components are billed on a per-hour basis and are characterized by their one-time or non-recurring nature. Revenue is recognized on our statement of income when service is rendered. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenue on the statement of financial position.

•	Sub-acquiring revenue: revenues that derive from the capture of the transactions with credit and debit cards and are recognized on the date of capture/processing of the transactions.

Software Products

Enterprise Resource Planning (ERP)

ERP is a software platform developed to integrate the various departments of a company, enabling the automation and storage of all business information. We offer this solution both in cloud versions, especially for franchises and smaller customers, and as an “on-premise” solution for franchisors and larger chains. We offer expertise in all processes and legislation linked to the sector, seeking to adapt our product portfolio to each company profile, regardless of size or business model, and with solutions that seek to cover and aggregate all aspects of the company. We can serve customers from different verticals of retail, such as clothing, footwear, accessories, food service, car dealerships, construction materials, department stores, electronics and computing, among many others. The main modules of our ERP are:

•	Commercial: sales order management integrated with internal and external partners;

•	Industrial: control of production, from purchase with suppliers to delivery of product to the logistics department;

•	Supply: inventory management, pricing and timelines for replacement of products and materials;

•	Administration: business information and analysis for directors and managers;

•	Logistics: inventory control of raw materials and finished goods, cash and deposits;

•	Financial: operations that are necessary for the company’s financial management, by creating parameters on the applicable rules; and

•	Accounting and taxation: management of regulatory and administrative information.

The ERP solutions are designed to fit the size and profile of our customers in accordance with their needs:

•	Medium and small retailers: We provide to medium and small retailers an ERP solution that controls different business phases, from production to in-store sales with a user-friendly interface, high safety standards, high degree of flexibility and low implementation costs.

•	Large stores or chains: We offer robust solutions for this retail profile, which we believe is ideal for large stores or chains, serving everything from financial, accounting and tax processes to inventory management, production, logistics and sales.

•	Franchisors and franchisees: We offer an ERP franchise model, entirely online and with resources that cover everything from management of POS to information management.

Point of Sale (POS)

We offer software solutions for our customers’ in-store terminals where sales transactions occur. In the vast majority of cases, these solutions are integrated with our own ERP software. In some cases, our POS solutions can also be integrated with ERP software from other suppliers.

We offer expertise in all processes and legislation linked to the specific retail segment in which our customers operate, seeking to adapt our POS profile to each customer, regardless of size or business model, with solutions that seek to cover and aggregate all of a store’s operational needs. We can serve customers from the most varied retail verticals, such as clothing, footwear, accessories, food service, car dealerships, construction materials, department stores, electronics and computing, among many others.

We offer solutions that control two key sectors of the retail outlet:

•	Terminal operation software and POS: pre-sale operations management software, sales, cash management, store inventory, accounting and tax management, receipt issuance, NFE and customer registry.

•	Store maintenance and management: entry and exit of goods (inventory control), terminal configuration and administrative tasks.

Mobility

Via smartphones or tablets, customers are served in a fast and customized manner, with no lines and far more interaction with the variety of products offered in the store. We offer solutions for different retail segments using features such as the virtual catalog, lookbook combinations, inventory query, pre-sale and sale record, waitlist and closure of service. Examples of mobility modules include:

•	Fashion (Moda): extends the interaction of the brands with their customers, who can use and interact with the collection’s lookbook, add their favorite pieces to a wish list or share them on social networks, find the nearest shops, access the brand’s blog and stay attuned to all the latest fashions.

•	Shopping (“Mall”): allows users to easily gain access to mall information, such as a list of shops and food service, up-to-date movie schedule, calendar of events, news, sales, parking availability and payment, directions and descriptions of all services offered.

Mobile solutions are offered in cloud and are integrated with our other software. These offerings focus on cross-selling within our existing customer base.

E-Commerce

Our e-commerce platform is fully integrated with our ERP software. This is an important competitive advantage, because it makes inventory, customer, and process management easier and more accurate on the part of retailers. The platform is entirely cloud-based and its primary focus is cross-selling to our existing customers.

E-commerce services consist of the receipt of (i) wholesale orders and the monitoring of sales targets, (ii) directed sales to the final consumer and (iii) an interactive electronic catalog with information about inventory and prices, among others, that are integrated to the ERP system.

Our e-commerce solutions are designed to enable our customers to offer consistent, relevant and personalized cross-channel shopping through catalog, merchandising, marketing, research and guided navigation, personalization, automated recommendations, and live help capabilities. This combined platform is designed to enable our customers to strengthen customer loyalty, improve brand value, achieve better results of operations, enhance customer service and improve response times in online and traditional commercial settings.

Customer Relationship Management (CRM)

We consider our CRM applications innovative and distinguished. It is entirely cloud-based and focuses on enabling retailers to manage and interact directly with customers.

We offer a broad portfolio of CRM applications that are designed to help our customers to manage their sales processes more efficiently, integrate marketing campaigns and content into their sales processes more efficiently and deliver high-quality service to their customers. CRM provides information to increase acquisition and retention and to maximize quality of service to the brand’s consumers. Our CRM solutions provide information to our customers to allow them to appeal to new customers as well as re-acquire and reactivate inactive customers through marketing campaigns, loyalty programs and corporate gift cards, as a complementary offering to our other software solutions. The main focus is on cross-selling to our existing customer base.

Electronic Funds Transfer (EFT)

EFT is a “middleware” between POS software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This entirely electronic payment solution is also fully integrated with our ERP software and has been adopted by more than 45,000 POS. Through EFT, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx.

We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloud-based software, the importance of and demand for these solutions has increased. We offer EFT services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our EFT solutions may experience improved performance, stability and availability of our other software solutions.

Linx Pay Hub

We believe that our primary market differential for the next several years is our end-to-end platform that integrates our payment processing products (namely, our Linx Pay, EFT, QR Linx and conciliation products) with our management software (Linx Core) and our omni-channel technologies (Linx Digital). Through our product offerings, we provide retailers a seamless experience through one point of contact, allowing them to focus on their core businesses.

Linx Pay Hub offers a wide range of applications to our customers including:

•	Linx Pay: Our sub-acquiring business. For customers, Linx Pay works as if it were an acquirer at attractive rates. For acquirers, Linx Pay works as a distribution channel, increasing processing volumes;

•	Reconciliation solution: a transparent, optimized and efficient solution designed to improve business and financial management while providing unique insight into merchant flows;

•	Prepayment of Trade Receivables: easy-to-use and effective receivables management providing working capital solutions for retailers;

•	Gateway: an online payment gateway for e-commerce;

•	Payment Split: efficiency gains and cost savings platform that provides the unique ability to split payments between different recipients; and

•	Linx Digital Account: digital account linked to a prepaid card with Elo flag, natively integrated with Linx Pay and other solutions we offer, that allows the retailer to pay its bills and bank slips and to make wire transfers to third parties and employees, among others; and

•	QR Linx: a QR Code that integrates digital payment applications (e.g. e-wallets) with Linx’s retail clients, allowing the acceptance of new payment methods in an integrated and native way.

OMS

By using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales.

Our OMS product is divided into two modules:

•	Omni OMS module: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer’s ERP, customer service, logistics, e-commerce platform and mobile solutions, among others.

•	Omni in-store module: This module is connected to a physical store’s POS software, helping transform the store into a distribution center. The in-store module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including: choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others.

Through our OMS product, retailers are able to manage the following functionalities:

•	Ship from store: This functionality supports several customer requests by turning each physical store into a distribution center that can dispatch products to any requested address. The following criteria is used to define the unit from which each product is shipped: quantity of available inventory, freight cost, store Service Level Agreements, location and taxation considerations, among other criteria.

•	Ship to home: This functionality allows customers to buy products from physical stores and request delivery to any address.

•	Ship to store: Product availability is important when a customer wants to try, exchange or buy a product at a particular store location that is convenient for the customer. Ship to store allows one store to ship products to another store, thereby allowing any store to be a viable pick-up location.

•	Pick-up in store: Customers can place an order through any channel and then pick-up their purchase at a physical store. If a product is not available at a particular store location, ship to store will deliver the product to a store or distribution center chosen by the customer, so that he or she can pick-up their order.

•	Click & collect: Click & collect allows customers to reserve products at physical stores so that they can view the product at the store before deciding to make a purchase.

•	Return in store: For an even more complete shopping experience, a retailer can allow its customers to exchange products at physical stores or franchises even if the product was purchased through our e-commerce channel or any of our other channels.

•	Showrooming: The showrooming interface allows a retailer to view all of the inventory for a brand available on the network so that the retailer can sell products at any physical store without experiencing inventory shortage.

Search

Our search solution uses machine learning and proprietary algorithms to ensure that customers find the products they desire through e-commerce channels, thereby impacting click through rates, or CTR, conversion rates and revenues per session.

Linx Gift Card

Our Linx Gift Card facilitates the development of sales strategies for stores, chains or franchises in a unified manner, allowing them to maintain control over promotions. Our Linx Gift Card interface is friendly, secure and offers several sales opportunities that generate an increase in average use and customer loyalty. Using brand strength and consumer relations, it is possible to increase the flow of shoppers in physical stores, keep track of purchases, redemptions and promotional campaigns, as well as use promotions in an integrated manner with e-commerce, physical stores and inventory. The platform also allows users to design campaigns using our Linx Gift Card, other promotional gift cards and cash-back services, among other options. As of the date of this annual report, we have not generated material revenue from Linx Gift Card.

Linx Promo

Linx Promo is a platform that facilitates the planning of promotions in a unified way, seeking to achieve the best results in each campaign, based on the needs of a retailer’s business.

Linx Promo helps create promotions with diverse personalization criteria including: segmentation by audience, schedule, type of client, payment method, combos, birthdays, progressive discount vouchers and gifts.

Reshop

Reshop is a multichannel platform designed for complete campaign management that works seamlessly with the retailer’s POS, capturing real-time data, and offering best practices for the retailer to achieve a higher rate of sales satisfaction.

Analytics

Linx Analytics was designed to help retailers monitor in real time the day-to-day of running a business. Linx Analytics allows retailers to access graphs, benchmarks, product performance, user information, employee performance and other management tools.

MID-e

MID-e is a middleware application used to connect the Linx systems with the Brazilian tax authorities for the purpose of issuing an electronic invoice (NFe), and electronic consumer receipt (NFCe), in an integrated manner.

MID-e Portal provides the retailer access to monitor the status and cancellation of electronic documents, registration certificates and information dashboards, as well as a complete control panel that displays all rejected invoices in real time. The platform is completely digital, and updates quickly, facilitating tax management. Explanatory charts also help the retailer analyze data and information accurately.

Connectivity

The increase of devices connected to the Internet in stores requires a faster network with greater availability and data security.

We have a suite of customized solutions to help retailers connect their consumers, protect their data and connect their network through a single point of contact. Moreover, the network connects headquarters, branches and stores promoting traffic of data from various types of management software, including those that are cloud-based and EFT.

We have a technology team that monitors, manages and provides support seven days a week. We are able to interconnect headquarters and branches across the country with secure and high-performance dedicated links, through which many critical and high-value add retail services are transferred, particularly those that are cloud-based.

Advertising

Our advertising engine is designed to help industries and manufacturers improve their return on investment, or ROI, of their online advertising expenditures. Using our engine allows industries and manufacturers to reach customers with significant buying potential at the right time through the largest online stores.

Our advertising engine also helps online publishers that make advertising available earn additional revenue without cost or effort, and without interfering with the customer’s experience. The advertising engine allows publishers to monetize their websites through highly relevant ads for branded products, stores, and sales partners.

International Operations

We initiated our international expansion through our acquisition of Synthesis in July 2017. Synthesis is active in the development, marketing and sale of POS, EFT and promotional software for large retail chains throughout Latin America. Synthesis has a significant presence in Mexico and Argentina, among other countries, and a customer roster that includes large retail chains in these markets, including Liverpool, Chedraui, Costco, Grupo Carso, YPF and Cencosud, among others.

In the year ended December 31, 2019, we generated R$40.8 million, or 5.2% of our net operating revenue from our operations outside of Brazil, while in the year ended December 31, 2018, we generated R$38.7 million, or 5.6%, of our net operating revenue from our operations outside of Brazil.

Consulting Services

As a company focused exclusively on retail, we believe that having our own teams to implement, customize, support and advise customers regarding our software is a critical factor in our success and an advantage that sets us apart from our competitors. We understand that close proximity to customers allows us to not only improve the quality of our solutions, but also to expand and improve our understanding of the dynamics of different vertical retail businesses.

Our consulting process is focused on software configuration assistance to meet the business requirements and work within the internal processes of each of our customers. After a customer signs the consulting service contract with us, our team works with the customer to install our software, customize its settings to meet the customer’s business needs and train the customer to use the system. Our consulting services include:

•	evaluation and planning of our software’s ability to meet the customer’s business requirements, especially with regard to the size and complexity of the projects to be supported, as well as the customer’s customization needs;

•	integration of our systems with our customer’s existing software systems;

•	administration of the project’s lifecycle by certified professionals and in accordance with the recommended practices of the Project Management Institute;

•	software configuration to meet our customer’s internal rules and integration with financial institutions and the federal government;

•	fine-tuned adjustment and customization of software solutions to meet the customer’s business needs such as reports or issuance of notes, etc.;

•	development of an implementation strategy that assesses operational impacts and improves ease of learning about the new computerized operations; and

•	operational assistance with “on the job” training and reinforcement.

For the consulting services purchased by the customer, purchased hours will be allocated according to the needs of the customer and will be recognized as services rendered.

Support

Our support department aims to provide our customers with any support necessary for the continuity of their operations. Our call center is available seven days a week. In addition, we offer customer service and tracking via extranet.

Documentation

In order to assist customers in understanding and using our products, we offer:

•	on-line documentation of our systems via extranet;

•	online material organized by topic and by organizational processes;

•	information regarding organizational processes and routines, presented alongside operation manuals for our systems; and

•	electronic delivery of system documentation files that can be requested from our main customer support center.

Our customers can access program documentation by logging onto our customer website.

Linx Retail Academy

As we have our own teams to provide professional services to our customers, it is crucial for us to have experienced and skilled professionals. We invest in the training and skill-building of our professionals. We also offer training to customers and employees as part of our mission to accelerate the adoption and use of our software products. This creates opportunities to increase our revenue from products. We created the Linx Retail Academy to meet our customers’ demand for training. The Linx Retail Academy offers technical and theoretical courses focused on the solutions we develop. In particular, these courses apply theoretical concepts and technology solutions to the context of business management.

Supported by a unique platform of courses (LMS Learning Management System), we offer our employees, customers and partners a range of more than 200 online courses focused on technical training and the continuous development of skills. We also have Dica Linx, which is our YouTube channel where we publish several technical tutorial videos about our products and services.

Sales Strategy

We conduct sales in different states in Brazil and in the countries in which we operate. As a way to supplement our operations geographically, especially in less populous states or regions of countries in which we operate, we also use our independent sales agents.

Sales through direct channels

We prioritize direct assistance to our customers, given our focus on retail, long-term solutions and the expertise of our professionals. Our direct channels consist of business managers dedicated to our customer base (known internally as “farmers”) and business managers responsible for prospecting new customers (known as “hunters”). Our internal sales team is specialized in retail and is knowledgeable about the specialized needs of companies of different verticals and sizes and the various solutions we offer. We focus our efforts and manage the opportunities created by our business managers through a single CRM software program, which facilitates cross-selling of our products and allows for greater visibility of our sales results. We also have specialized sales planning and management teams that seek to standardize methodologies and processes and increase the productivity and efficiency of our sales activities. In addition, we have a sales office in Belo Horizonte in the State of Minas Gerais, which is responsible for seeking out and scheduling initial visits for our hunters.

Sales through indirect channels

Our indirect sales channels consist of independent sales agents. These sales channels allow us to be present in places where we do not have our own sales offices. Our independent sales agents are mostly exclusive Linx product distribution channels through which we acquire new customers and negotiate solutions in the regions where we operate. Our independent sales agents also carry out consulting services (implementation, installation, customization and training services) of our software solutions.

Our 240 independent sales agents, as of December 31, 2019, receive as commission a percentage of the licensing income they generate. Our independent sales agents also receive a percentage of the subscription revenue generated by customers located in regions where they operate. All billing of our customers for sales generated by our indirect channels is carried out directly by us. Our headquarters and branch offices serve as models for the operational, sales and technical activities of our independent sales agents. We have a department that controls, monitors and coordinates with our independent sales agents while assisting them in the development of operational, sales, administrative and marketing strategies. The activities of our independent sales agents are also monitored by customer satisfaction surveys administered by such independent sales agents.

Market Share

We lead the retail sector for management software in Brazil, with 42.2% of the total market in terms of revenue, according to the 2019 IDC Survey. The main products within this sector are ERPs and POSs. The total potential market for software in retail (in a scenario where Brazil presents an investment environment similar to other mature markets, such as the United States and Europe) was estimated by the 2019 IDC Survey to be R$10.0 billion in 2018. The penetration rate, which measures the amount invested by the retail industry in management software compared to the total target market for retail management software, was 10.7% in 2018. This same research report estimates that the market will grow to R$2.9 billion by 2022. We are also the second largest player for e-commerce solutions in Brazil according to the 2019 IDC Survey, accounting for a market share of 12.2% of the total R$625 million invested in these solutions.

We believe we operate in a market with strong opportunities for accelerated and long-term sustainable growth. This conclusion is based on the low penetration of management software in Brazil compared to more mature markets such as North America. It is also based on several underlying trends that have directly affected the Brazilian retail sector in recent years, including: (1) increases in sales, (2) increases in the number of stores, (3) increases in formalization and consolidation of the sector, and (4) increased investment in IT, which has increased efficiency. In addition, we believe we are influenced by a change in the amount of IT expenditures by Brazilian companies.

Vertical Sectors of Retail

Our software solutions are designed specifically for the retail industry. They provide unified and actionable data between stores, merchandising and financial operations. Our ability to adapt our applications to the processes of specific industries gives us the opportunity to expand our customers’ awareness of our product offerings and meet their specific technology needs. Our systems are focused on the retail sector, and therefore do not require significant customization before being implemented. However, in light of the need to adapt software systems to customer’s business needs, we have a customization team that understands our customers’ day-to-day business needs and makes the necessary changes in our systems.

We focus our efforts on serving the specific business needs of the major retail sectors. We offer different solutions that meet the specific needs of different retail sectors. All of our solutions are capable of consulting services (implementation, installation, customization and training services) in most retail sectors, including:

•	Clothing and footwear, including franchisees: retailers of clothing, shoes, accessories, and solutions for franchisors and franchisees;

•	Vehicles and automotive parts: car dealers and sellers of auto parts;

•	Large retail chains;

•	Food service chains;

•	Gas stations;

•	Pharmacy chains; and

•	Service retail.

Competition

The market for retail management software in Brazil is highly fragmented. According to the 2019 IDC Survey, we lead the market with a market share of 42.2% in 2018 in terms of revenue. Regarding e-commerce solutions, the market is even more fragmented, still Linx holds the second position with a 12.2% market share in 2018.

We believe the retail market consists of two groups: (i) small- and medium-sized retailers with annual revenue between R$5 million and R$2 billion and (ii) large retailers with annual revenue exceeding R$2 billion. We offer a complete portfolio of integrated POS and ERP solutions designed to serve small- and medium-sized retailers, in addition to CRM, e-commerce, mobility, connectivity and EFTs cross-selling solutions. In serving this group, we face competition from software companies, especially smaller companies that focus on certain geographic regions of the country or on specific retail sectors. These companies often do not have a complete portfolio of solutions and offer only POS software. We believe that the breadth of our portfolio is an important competitive advantage because most retailers in this group seek integrated solutions from a single vendor. We face little competition from international companies, either because they focus their sales efforts on large retailers or because they do not enter the Brazilian market due to difficulties in complying with the Brazilian tax system applicable to the retail sector.

We also offer our full portfolio of ERP solutions, POS solutions and cross-selling solutions to large retailers. In this area, we focus our sales efforts on acquiring new customers, especially in relation to POS software, and we also face competition from smaller software companies that focus on specific retail sectors. In many situations, we also find retailers using POS solutions that they developed internally many years ago. Our international competitors do not usually offer their own POS software solutions due to the difficulty of complying with Brazilian tax regimes applicable to retail. On the other hand, while we consider our ERP solutions to be strong and adequate for the requirements of large retailers, we do not focus sales efforts on acquiring new customers in this group as we believe that it has a higher level of penetration and competition. International ERPs focus their efforts on these large retailers.

In general, competition in our sector is very fragmented. Most competitors are small software companies focused on specific niches, without the same breadth of solutions that we offer. The differences between the various retail sectors, combined with the complexity of Brazilian tax laws, leave us well-positioned in the market. These factors act as natural barriers against international competitors and generalist competitors who do not have specific focus on retail.

Seasonality

In certain years, we experience a reverse seasonality when compared to the retail sector. In these years, sales of our products decrease during holidays and at the end of the year given that customers and potential customers do not adopt new practices during these times.

There is also an expected variation on revenues due to the increasing portfolio share of products with variable remuneration based on transaction values, such as OMS and Linx Pay.

Environmental Regulations

We believe that sustainability should permeate the organization in the economic, social and environmental dimensions, from a responsible management, focused on long-lasting results for the company and the society. Our sustainability strategy is focused on the generation of value for the company and its stakeholders, support to education and the efficient use of natural resources. This commitment can be represented by the actions taken and partnerships carried out by us. In addition, ethics and sustainability is one of the company’s formal values.

The environmental pillar is part of the topics we addressed, and although we do not adopt any international environmental protection standard, we engage in raising awareness among employees and structure processes and actions to reduce our environmental impacts. Below are some of the initiatives we have in place.

Computer reuse

Computers in good condition that previously would have been recycled or destroyed, are previously selected and prepared for donation to NGOs. We also set up computer rooms for children and young people at-risk use them and take classes in introducing informatics, programming and internet access. The goal is digital inclusion, the creation of opportunities and greater participation of these people in society.

With this program, we avoid the disposal of more waste and allow our old equipments to have a longer useful life and use, benefiting society and the environment and reducing our overall environmental impact. The equipment that is not in a condition to be used is destined for recycling, with the environmentally correct disposal of waste and certification.

Engagement and awareness

On the first day of a new employee at Linx, during the integration process, we present the company’s sustainability initiatives to new employees and invite them to be part of the volunteer actions. In addition, we distribute reusable cups and ecobags to encourage the replacement of disposables, raise awareness and engage new employees from their first day at the company.

Other initiatives

We consolidate and monitor the monthly records on the use of water, energy, paper, plastic cups and waste from the headquarters and other branches, for the purpose of developing and improving future action plans. We adopted the use of paper certified by the Brazilian Council for Forest Management (Conselho Brasileiro de Manejo Florestal). Our sustainability efforts also include awareness campaigns, in which employees are encouraged to adopt conscious attitudes towards the use of water, energy and waste.

Intellectual Property

In Brazil, title to a trademark is only acquired if its valid registration has been issued by the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial). The holder of a valid trademark registration has the right to its exclusive use throughout Brazil for an initial term of ten years, renewable for successive terms of ten years. During the registration process, the applicant requesting the trademark registration has a mere expectation of the exclusive right to use the trademark to identify its products or services.

We rely intellectual property, such as our computer programs and software, domain names and trademarks, for the provision of our goods and services. Our registered trademarks in Brazil include “LINX,” “LINX SISTEMAS,” “LINX TELECOM” and “INTERCOMMERCE TECHNOLOGIES,” while our registered computer software and programs include “LINX ERP, ONCE FACE – SISTEMA PARA GERENCIAMENTO DE LOJAS DE VAREJO,” “SUP-LO SISTEMAS DE SUPERVISÃO DE LOJAS,” “BFASHION,” “BSHOPPER,” and “SMARTSHOPPING.” In the event of a loss of our right to use our intellectual property, we may be prohibited from using the relevant intellectual property within Brazil or abroad. As a result, we may encounter difficulty in preventing third-parties from using identical or similar intellectual property. In addition, we may face civil or criminal litigation for the unlawful use of intellectual property and/or violations of intellectual property held by others.

We protect our intellectual property through various methods. The rights protecting our computer software and programs are valid for a period of 50 years beginning on January 1 of the year following its creation and/or publication. After the 50-year period, the computer programs are considered public property under Brazilian law (Federal Law 9,609/1998).

Trademark registrations remain in force for a period of ten years and are renewable for successive ten-year periods while domain names remain in force for a period of two years and are renewable for an additional two-year period. In order to protect the development of our business activities, we are committed to the timely renewal of our intellectual property rights prior to their expiration.

Pursuant to Federal Law 9,609/1998, we retain all rights over the intellectual property rights over the computer software developed by our employees and we ensure that our employment agreement with our employees do not contain provisions to the contrary.

For additional information relating to our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Us—Our business and results of operations could be harmed if we are unable to protect and enforce our intellectual property rights” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Us—We are subject to the risk of lawsuits involving alleged violations of intellectual property rights of third parties, due in part to the recent increase in the number of patents and copyrights by technology companies.”

Insurance

Our insurance policy for officers and directors, through Zurich Minas Brasil Seguros S.A. The purpose of this insurance policy is to provide compensation to insured persons as a result of liability for complaints derived from acts committed by them or facts that arise out of them carrying out their duties as officers and directors, as determined by judicial decision, arbitration or agreement previously approved by the insurer and up to a maximum limit of R$70 million.

In addition, this insurance policy, under which we pay an annual premium of R$130.8 thousand, provides compensation to insured persons as a result of liability for acts committed by us in the context of capital markets (excluding the United States or Canada), as determined by judicial decision, arbitration or agreement previously approved by the insurer and up to a maximum limit of R$5 million. Our current policy is effective until August 30, 2020.

This insurance policy notwithstanding, we are subject to risks for which we do not have adequate insurance coverage, and not all of our assets are insured. Thus, if certain damaging events occur and we are not adequately insured against them, they may, individually or together, affect our results of operations.

On September 5, 2019, at an extraordinary shareholders’ meeting, our shareholders approved, among other things, the inclusion of Article 18 to the Company’s bylaws in accordance with the recommendation set forth by the CVM for companies listed in Brazil.

In accordance with Article 18, we may, directly or through any of our subsidiaries, enter into indemnity agreements with members of the board of directors, members of any advisory committee and senior management employees. Furthermore, the D&O agreement will be effective at the time of the signature up to five (5) years from the termination of the individual’s contractual relationship with the Company. Any indemnification paid by the Company pursuant to the D&O agreement cannot exceed the greater of (1) the limit set forth in the D&O insurance policy in effect at the time of execution of the respective D&O agreement, or (2) US$50 million.

Employees

We had 3,846, 3,381 and 3,152 employees as of December 31, 2019, 2018 and 2017, respectively. The table below shows the breakdown of our employees by function and geography as of December 31, 2019, 2018 and 2017 respectively:

	As of December 31, 2019
	Technical	Administrative	Management	Total
Argentina	99	10	14	123
Brazil
Aparecida de Goiânia	49	12	7	68
Bauru	87	16	6	109
Bebedouro	98	35	7	140
Belo Horizonte	160	47	12	219
Blumenau	117	22	6	145
Brusque	48	47	21	116
Campinas	46	28	8	82
Cascavel	111	30	9	150
Florianópolis	60	16	11	87
Joinville	129	41	13	183
Manaus	20	4	2	26
Porto Alegre	308	124	50	482
Recife	88	20	20	128
Rio de Janeiro	41	33	9	83
São Paulo	665	628	253	1,546
Uberlândia	97	17	5	119
Chile	4	1	1	6
Mexico	22	3	8	33
Peru	1	0	0	1
Total	2,250	1,134	462	3,846

	As of December 31, 2018
	Technical	Administrative	Management	Total
Argentina	83	12	10	105
Brazil
Aparecida de Goiânia	56	4	5	65
Bauru	89	6	1	96
Bebedouro	117	17	5	139
Belo Horizonte	204	29	1	234
Blumenau	142	12	4	158
Campinas	55	16	2	73
Cascavel	141	15	2	158
Florianópolis	67	31	3	101
Joinville	146	13	4	163
Manaus	29	7	2	38
Porto Alegre	396	54	22	472
Recife	106	12	7	125
Rio de Janeiro	70	10	4	84
São Paulo	792	349	75	1,216
Uberlândia	112	10	3	125
Chile	3	2	1	6
Mexico	17	3	2	22
Peru	1	0	0	1
Total	2,626	602	153	3,381

	As of December 31, 2017
	Technical	Administrative	Management	Total
Argentina	83	7	3	93
Brazil
Bauru	87	5	3	95
Bebedouro	130	18	5	153
Belo Horizonte	200	28	11	239
Blumenau	147	7	7	161
Campinas	62	18	5	85
Cascavel	174	29	4	207
Florianópolis	62	26	7	95
Joinville	151	8	8	167
Manaus	27	5	3	35
Porto Alegre	264	37	26	327
Recife	100	14	7	121
Rio de Janeiro	68	18	12	98
São Paulo	652	331	116	1,099
Uberlândia	129	9	9	147
Chile	5	-	1	6
Mexico	18	3	2	23
Peru	1	-	-	1
Total	2,360	563	229	3,152

In addition, as of December 31, 2019 we employed 92 third-party contractors. The 15.0% increase in the number of our employees from the year ended December 31, 2018 to the year ended December 31, 2019, was primarily the result of the expansion of our business, including through acquisitions, consistent with our business strategy.

Our personnel turnover rates were 34.7%, 25.6% and 25.6% for the years ended December 31, 2019, 2018 and 2017, respectively.

Labor Unions

We believe that we have a good relationship with our employees and the unions that represents them. We are affiliated with the Union of Workers in Data Processing and Technology Information of the State of São Paulo – SINDPD (Sindpd - Sindicato dos Trabalhadores em Processamento de Dados e Tecnologia da Informação do Estado de São Paulo). We make monthly payments for contribution assistance contribution and union dues at least annually. Our employees have never made or threatened to carry out strikes or stoppages.

Compensation

Our employees’ compensation packages consist of fixed and variable compensation. Fixed compensation includes monthly salaries and fixed benefits, including medical insurance, funeral assistance, dental insurance, meal vouchers and life insurance. Variable compensation, such as bonuses, is determined on an individual basis. In addition, certain key employees, as determined by our board of directors, may be eligible to participate in our share-based compensation plans. For more information about our share-based compensation plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation.”

Service Providers

Our development activities are concentrated in our own personnel. However, we have providers of data centers and telecommunications that provide connectivity links. Our relationship with our providers is not subject to any governmental control or regulation. Historically, the remuneration of our providers has not significantly changed.

Corporate Social Responsibility

We believe that sustainability should permeate the organization in the economic, social and environmental dimensions, from a responsible management, focused on long-lasting results for the company and the society. Our sustainability strategy is focused on the generation of value for the company and its stakeholders, support to education, the efficient use of natural resources. This commitment can be represented by the actions taken and partnerships carried out by us. In addition, Ethics and Sustainability is one of the company's formal Values.

Below are some of the programs supported by Linx and internal processes focused on the social pillar.

Round-It-Up Movement

Linx, in partnership since 2013 with the Round-It-Up Movement (Movimento Arredondar), provides a platform for its customers with a technological solution that is changing the culture of donation in Brazil. The Linx POS, Microvix, Degust, Softfarma and Bigfarma systems, already allow Linx clients to offer the solution to end consumers to round cents of their purchases for qualified donation to registered NGOs: the system is implemented when customers who hire Linx's technological solutions formally adhere to the Round-It-Up Movement.

They monitor the entire implementation on our clients on several fronts: tax development, legal, training and point of sale communication. In addition, it selects and monitors the social organizations that receive donations - and reports on its website in real time, ensuring transparency. Social organizations are aligned with the 8 Uited Nations Millennium Development Goals. Every Round-It-Up Movement operation has been audited by PWC since 2012. For more information about the Round-It-Up Movement, visit www.arredondar.org.br.

Ayrton Senna Institute

In 2018, we created (in partnership with the Ayrton Senna Institute) the Program for Literacy in Programming (Programa Letramento em Programação), which seeks to promote literacy in computer programming languages in order to foster programming literacy among students from public elementary schools. Along the journey, participants progress through stages that allow for the development of skills such as creativity, collaboration, logical reasoning and communication, with the student as the protagonist in this process, using programming as a tool of engagement. The young participants are students from the 6th to the 9th grade and their educators, about 3,600 students and 182 educators from schools in the municipal education systems were awarded with the project in 2018 and for 2019/2020 the perspective is to serve 7,000 graduated students and 200 educators. For more information on Instituto Ayrton Senna: www.institutoayrtonsenna.org.br

Recode

In 2018, we and Recode created a social community program directed to at-risk individuals between the ages of 14 and 29 years of age, enabling them to receive training focused on technological knowledge and digital empowerment. The program utilizes its own methodology, inspired by the concepts of education, cyber culture, autonomous information and communication technologies and socioemotional competences of the 21st century, generating opportunities for low-income individuals within the target age group at community institutions, libraries and public schools in the States of São Paulo, Rio de Janeiro and Ceará. The program utilizes in-person training for 604 young people in 28 organizations where the courses are applied with the training of 18 multipliers. Using the same methodology in a 100% online format, it is possible to extend the program to individuals in the target age group from 24 Brazilian states, thereby significantly increasing the program’s target audience.

Solidarity Programs

We conduct annual donation campaigns at the headquarters and branches of Linx. We mobilize and collect donations, with visits to the benefited NGOs. We count on the support and participation of Linx employees as volunteers:

•         Clothing Drive: we collect clothing, shoes and blankets for the benefit of at-risk populations.

•         Children’s Day: we collect toys, books and other entertainment items for at-risk and low-income children.

•         Christmas Solidarity: we collect Christmas presents for at-risk and low-income children and the elderly.

Espaço Linx - computer rooms in NGOs

In the second half of 2019, we structured the “Espaço Linx”, in which computers in good condition that would have previously been recycled or destroyed, are previously selected and prepared for donation to NGOs, and rooms are set up so that at-risk young people can enjoy the space and take computer, programming and other classes. There were 4 new rooms in 2019 in 4 NGOs benefited.

Volunteering

In 2018 we started a series of actions focused on corporate volunteering and based on the success of the actions and demands of employees. The actions count on the participation of employees who are available and wish to exercise voluntary work. They work in donation campaigns with visits to NGOs, tour and presentations at Linx for young people served by social projects; lectures and classes at partner NGOs, focusing on technology, the job market, first job, possible professions, project mentoring and other fronts.

At the end of 2019, Linx's Volunteering Policy was developed to support and guide volunteers and managers on voluntary activities in the company.

Donation of Software for the management of NGO's bazaars

Since 2006, we have provide management systems for the traditional donation bazaars of Unibes (NGO), which is today a source of income generation for the Institution.

C. Organizational Structure

The following diagram sets forth our shareholders and subsidiaries as of the date of this annual report.

1.	In addition, the Company has two indirect subsidiaries: Retail Renda Fixa Crédito Privado Fundo de Investimento and Santander Moving Tech RF Referenciado DI CP FI. Both are exclusive investment funds, reserved for the investment transactions of the Company and its subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which houses our sales, marketing and business operations, is located in São Paulo at Avenida Doutora Ruth Cardoso, 7,221 and comprises 9,493 square meters under two leases that expire in 2026 and 2029. We and our subsidiaries conduct most of our activities from leased properties and do not own any properties of significant value.

The table below sets forth certain information relating to our leased properties as of December 31, 2019.

	Square Meters	Lease Commencement Date	Lease Termination Date
Location
São Paulo	8,293	12/15/16	11/30/27
São Paulo 2	1,200	07/01/19	06/30/29
Bauru	585	1/22/13	1/20/22
Belo Horizonte	1,667	5/01/14	6/30/20
Blumenau	1,257	8/01/14	8/01/20
Campinas	776	11/07/16	11/07/21
Cascavel	1,200	12/15/17	12/14/22
Aparecida de Goiânia	303	6/20/15	6/20/20
Joinville	1,680	9/02/13	12/31/20
Manaus	250	6/01/16	5/31/21
Porto Alegre	1,864	7/01/13	7/01/22
Porto Alegre 2	525	7/01/11	07/01/20
Porto Alegre 3	1,584	10/18/19	10/18/24
Recife	640	12/10/16	11/10/26
Rio de Janeiro	456	2/01/18	2/01/28
Uberlândia	860	Owned	Owned
Cidade do México	230	6/30/17	6/30/20
Buenos Aires	632	2/01/18	1/31/23
Santiago	87	9/01/09	9/01/20
Total	24,089

In addition, as of December 31, 2019, we occupied 2,703 square meters of commercial space located in the States of São Paulo and Santa Catarina for which we are currently renegotiating lease terms. We are renting such commercial spaces on a month-to-month, arms’ length basis pending the conclusion of such negotiations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the respective notes thereto, included elsewhere in this annual report, as well as the financial information presented under “Introduction—Presentation of Financial and Other Information” and “Selected Financial Data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Introduction—Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Overview

We believe we are a leading cloud-based technology company in Latin America and a market leader in Brazil in terms of revenue. We are focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to retailers in Latin America, through our SaaS business model. During 2019, our subscription revenue accounted for 83.9%, or R$759.1 million, of our gross operating revenue, an increase of 11.5% over 2018 in reais. With a comprehensive offering of solutions, we are an end-to-end service provider that offers business management tools, payment solutions, e-commerce and omni-channel applications through an integrated and ever-evolving platform to retailers of all sizes and capabilities.

Factors that Affect our Results of Our Operations

In the years ended December 31, 2019, 2018 and 2017, our financial condition and results of operations were primarily influenced by our acquisitions during these periods. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Our financial condition and results of operations are mainly influenced by fluctuations in sales volumes and the launch of new products and services, which in many cases are directly related to our acquisitions. However, our financial condition and results of operations are also affected by changes in the IGP-M and IPCA rates, given that most of our service and subscription contracts with customers are indexed to inflation.

Acquisitions

We believe that our results of operations and financial condition are positively impacted by our acquisition strategy, particularly those that permit us to launch new products and services. We have extensive capabilities in, and a strong track record of, identifying, negotiating and integrating acquired companies. In the year ended December 31, 2019, we acquired a number of companies in accordance with our acquisition strategy, which is focused on adding new retail verticals, expanding our operations into new regions in Brazil and developing new technologies that accelerate the pace of our innovations.

Our acquisitions in the three-year period ended December 31, 2019 include:

•	our acquisition of Synthesis in July 2017, which enabled us to enter a new vertical focused on the development and commercialization of software for POS and EFT solutions as well as marketing engines for large retail chains in primary markets in Latin America (other than Brazil);

•	our acquisition of Único Sistemas e Consultoria S.A. in April 2018, which enabled us to enter the loyalty management vertical. Único’s offerings include multi-channel marketing and loyalty management solutions, which are entirely cloud-based and reinforce our customer engagement and customer relationship management, or CRM, offerings;

•	our acquisition of DCG in 2018, which allowed us to enter into a new vertical focused on the development of e-commerce platforms and technology solutions under our SaaS model designed to enable digital sales and marketplace connections;

•	our acquisition of Hiper Software S.A., or Hiper, in 2019, which allowed us to increase even more Linx Pay Hub’s addressable market with a differentiated value proposition by combining payment solutions with cloud management software for micro and small retailers, offered by channels with high distribution capacity;

•	our acquisition of Millennium Network Ltda., or Millennium, in 2019, enabling us to to strengthen the ecosystem with a highly scalable ERP solution for e-commerce in the SaaS model that allows the retailer, along with other technologies, to offer the consumer an omnichannel experience solution, thus a strong complementarity to existing Linx solutions;

•	our acquisition of SetaDigital in 2019, reinforcing the apparel vertical with a highly specialized ERP and POS solutions for the footwear retailers and enabling us to offer financial services (Linx Pay Hub) and Linx Digital products to the approximately 2,100 SetaDigital clients.

In general, upon acquisition, our results of operations are impacted by the consolidation of the target’s revenue and expenses on our statement of income and the consolidation of the target’s assets and liabilities on our balance sheet. Following any such acquisition, we focus our efforts on capitalizing on synergies arising from our acquisitions in order to increase our operating efficiency. For a discussion of certain of the impacts of our acquisitions from 2017 to 2019 on our statement of income, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” See also note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Brazilian macroeconomic environment

Because we conduct substantially all of our operations and derive substantially all of our revenue in Brazil, our results of operations and financial condition are impacted by the Brazilian macroeconomic environment. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, disposable income of the Brazilian population, the availability of credit, consumer spending levels and average wages in Brazil. The following table sets forth Brazilian inflation rates, interest rates, and exchange rates as of and for the years ended December 31, 2019, 2018 and 2017:

	As of and for the Year Ended December 31,
	2019	2018	2017
GDP growth(1)	1.1%	1.3%	1.3%
Inflation (IGP-M)(2)	7.3%	7.6%	(0.5)%
Inflation (IPCA)(3)	4.3%	3.7%	2.9%
Interbank rate – CDI (4)	6.0%	6.4%	6.9%
SELIC rate (end of period)	4.4%	6.5%	7.0%
TJLP long-term interest rate (end of period)(5)	5.6%	7.0%	7.0%
Appreciation (depreciation) of the real against the U.S. dollar (average of period)	(4.0)%	(17.1)%	(1,5)%
Exchange rate at the end of the period per US$1.00	R$4.0307	R$3.8748	R$3.3080

(1)	Calculated by IBGE in accordance with its most recent methodology.

(2)	IGP-M is accumulated inflation for the period, as calculated by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV.

(3)	IPCA is accumulated inflation for the period, as calculated by IBGE.

(4)	CDI is the average overnight interbank loan rates in Brazil.

(5)	The TJLP is the rate applicable to long-term loans by BNDES.

Sources: IBGE, Central Bank, B3 and FGV.

Inflation

Due to the fact that a large portion of our subscription contracts with customers provide for automatic price increases based on inflation indices (primarily the IGP-M) over the prior 12-month period, our revenue is directly impacted by variations in inflation. In the years ended December 31, 2019, 2018 and 2016, we increased the prices we charge for our services due to a positive accumulated IGP-M inflation rate in each respective year. In contrast, we did not increase the prices we charge for our services in the year ended December 31, 2017 due to a negative accumulated IGP-M inflation rate. In the three-year period ended December 31, 2019, the increases and decreases in our subscription revenue resulting from these variations in the IGP-M inflation rate were not material.

Brazilian Retail Sector

As of the date of this annual report, we earned substantially all of our revenue from customers in the Brazilian retail sector. We offer our products and services across a variety of retail verticals including clothing stores, vehicle dealerships, pharmacies, electronic goods and household appliance stores, department stores, home improvement stores and restaurants. Accordingly, our results of operations are directly impacted by trends affecting, and the general performance of, the Brazilian retail sector. For example, our omni-channel software solutions were designed to facilitate retailers’ recent efforts to improve the omni-channel shopping experience through which they interact with their consumers across a variety of channels, including physical stores, mobile applications, the internet and social networks.

The Brazilian retail sector is currently undergoing significant formalization and digitalization. Evidence of this process includes more extensive use of credit and debit cards for making payments and the implementation and increased use of electronic tax receipts, which enable the optimized collection of ICMS by Brazilian tax authorities. According to data published in 2019 by ABECS, purchases paid by credit, debit and pre-paid cards in Brazil totaled an estimated R$1.55 trillion in 2018, an increase of 14.5% compared to 2017. We believe that the penetration of retail software solutions in Brazil will increase significantly in the coming years as companies continue to invest in technology and automation through software in order to adapt to the evolving formalization and digitalization of the Brazilian retail sector.

As a result, our results of operations are dependent on our ability to offer focused, innovative and scalable technology, tailored to the Brazilian retail market’s needs through integrated offerings such as e-commerce platforms and OMS technology.

Moreover, the ongoing COVID-19 pandemic has significantly increased economic uncertainty and is likely to result in a global recession, which may adversely affect consumer spending and our customers in the retail sector.

Optimal Balance between Subscription and Consulting Service Revenue

We classify our revenue as either subscription revenue or consulting service revenue. Our subscription revenue comprises revenue for monthly subscription fees we charge our customers for (i) the right to use our software and (ii) fees we charge for continuous technology support, helpdesk services, software hosting services, support teams and connectivity service. Items (i) and (ii) above are one bundled product in one contract having a duration of generally twelve months, subject to automatic renewal. In contrast, our consulting service revenue (implementation, installation, customization and training services) is recognized as services rendered. At times, we charge onetime setup fees for small enterprise customers (or start-up fee), among others related to our subscription service. This one-time set-up fee was recognized upfront in 2017. Upon adoption of IFRS 15 for 2018, this one-time setup fee is deferred over the average customer life. See “Description of Principal Statement of Income Line Items.”

Our subscription revenue is a recurring revenue, which provides us with a reliable, generally high margin revenue stream. Consulting service revenue, in contrast, is generally non-recurring revenue as it is recognized as rendered.

Given these characteristics, our results of operations are impacted by the proportion of subscription and consulting service revenue to our total revenue. To the extent we do not obtain an optimal balance of subscription to consulting service revenue, our results of operations may be significantly impacted.

The table below sets forth the proportion of our subscription revenue to consulting service revenue and a reconciliation of gross operating revenue to net operating revenue for the periods indicated.

	For the Year Ended December 31,
	2019	%	2018	%	2017	%
	(in millions of R$, except percentages)
Subscription revenue	759.1	83.9%	680.8	86.8%	589.5	89.8%
Consulting service revenue	145.6	16.1%	103.4	13.2%	66.6	10.2%
Gross operating revenue	904.7	100%	784.2	100%	656.1	100%
PIS(1)	(5.5)		(4.6)		(3.9)
COFINS(2)	(25.3)		(21.4)		(18.1)
ISS(3)	(20.6)		(17.6)		(16.0)
INSS(4)	(33.0)		(29.4)		(25.0)
Other(5)	(6.5)		(4.6)		(3.8)
Cancellations and rebates	(25.7)		(20.9)		(17.7)
Net operating revenue	788.2		685.6		571.6

(1)	Social Integration Program tax (Programa de Integração Social).

(2)	Social Security Contribution Financing tax (Contribuição para Financiamento da Seguridade Social).

(3)	Tax on Services (Imposto sobre Serviços).

(4)	Brazilian National Social Security tax (Instituto Nacional do Seguro Social).

(5)	Comprises the Fund for the Universalization of Telecommunication Services tax (Fundo de Universalização dos Serviços de Telecomunicações), Fund for the Development of Telecommunications Technology tax (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) and Value Added tax (Imposto sobre Circulação de Mercadorias e Serviços).

Description of Principal Statement of Income Line Items

Net operating revenue

Our net operating revenue is calculated by subtracting our sales deductions from gross operating revenue. Sales deductions include PIS, COFINS, ISS, INSS and cancellations and rebates.

We operate under SaaS business model through which we generate revenue from (1) monthly subscription fees for use of our software, which helps to ensure consistency and predictability in our revenue and (2) consulting service revenues for installation, implementation, customization and training services.

Our revenue is divided into four categories:

•	Subscription revenue: comprises revenue for monthly subscription fees we charge our customers for (1) the right to use our software and (2) fees we charge for continuous technology support, helpdesk services, software hosting services, support teams and connectivity service. Fees charged in (1) and (2) above are bundled into a single contract, typically for a term of twelve months, subject to automatic renewal. Fees related to subscription revenue are non-refundable and paid monthly. Subscription revenue is recognized in our statement of income ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. When a start-up fee was charged in 2017, such upfront fee was recognized upon commencement of the service. Upon adoption IFRS 15, this fee is recognized over the average customer life for which this performance obligation is provided. The majority of our revenue is derived from our customers’ monthly use of our systems.

Royalties revenue: revenues from software licenses are recognized when it is determined that all risks and rewards of the license are transferred upon the availability of the software and such amount may be reliably measured and it is likely that any expected future economic benefits will be generated on behalf of our company and our subsidiaries.

•	Consulting service revenue: revenue from consulting services (implementation, installation, customization and training services). These revenue components are billed on a per-hour basis and are characterized by their one-time or non-recurring nature. Revenue is recognized on our statement of income when service is rendered. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenue on the statement of financial position.

•	Sub-acquiring revenue: revenues that derive from the capture of the transactions with credit and debit cards and are recognized on the date of capture/processing of the transactions.

We do not recognize revenue if there are significant uncertainties with respect to its realization.

Operating Expenses

Cost of services rendered

Cost of services rendered comprises direct costs incurred in connection with the sale of our products and services, including amortization expense of capitalized software development costs and acquired technology.

General and administrative

General and administrative expenses include rental expenses, administrative staff, depreciation and amortization, maintenance, outsourced services and tax expenses.

Selling expenses

Selling expenses are those costs incurred in connection with our marketing activities, namely, expenses relating to our internal sales team and independent sales agents as well as advertising and publicity.

Research and Development

Research and software maintenance expenses, which are principally personnel costs to maintain existing software products, are generally expensed as incurred.

Net financial income (expense)

Net financial income (expense) primarily comprises interest income from financial assets and interest expense on debt and financings. Interest income is recognized on the statement of income pursuant to effective interest rate methodology. Interest expenses primarily comprise bank fees and interest on loans.

Current and Deferred Income Tax and Social Contribution

Provisions for income tax and social contribution are assessed on annual taxable income at the corporate income tax rate of 25.0% for retail operations (Imposto de Renda de Pessoa Jurídica), or IRPJ, and the social contribution tax rate of 9.0% (Contribuição Social sobre Lucro Liquido), or CSLL.

We benefit from certain fiscal incentives granted pursuant to Lei do Bem for companies that engage in research, development and technology innovation. These tax benefits include accelerated depreciation as a consequence of our ability to deduct expenditures related exclusively to technological innovation and development as a cost or an operating expense in the relevant period in which such expenditures are incurred, accounting for a significant portion of our expenditures in relating to depreciation and amortization. We also benefit from the ability to make deductions of such expenditures for the purposes of calculating our net income as we are able to classify them as operating expenses pursuant to the Brazilian legislation governing corporate income tax.

Critical Accounting Policies

Our audited consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our audited consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates.

Our significant accounting policies are described in note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our audited consolidated financial statements:

Recognition of Revenue

Our revenue is generated from performance obligations consisting of (1) subscription revenue, which allow customers: (i) the right to use Linx’s software; and (ii) to receive technology support, helpdesk services, software hosting services, support teams and connectivity service and (2) consulting service revenue from installation services relating to our software, including customization and training. In the event billed amounts exceed services rendered plus recognized revenue, the difference is stated in the statement of financial position (current liabilities) as deferred revenue. In certain arrangements, we charge an upfront royalty payment associated with the subscription service. In 2017, this upfront payment was amortized over the contract term and in 2018 and 2019, under IFRS 15, the upfront payment was amortized over the average customer life.

The subscription revenue applies to our Linx Core product line. Our Linx Core operations comprise management software that we provide on a monthly subscription basis. By the end of 2018, we launched our Linx Digital (e-commerce related products) and Linx Pay Hub (payments related products) product lines as complementary services to our existing offerings. Some of these services are provided on an as-incurred basis as a percentage of sales through the platform, although other are provided on a subscription basis.

For contractual arrangements with multiple elements, the contract value is allocated on the relative stand-alone selling price of each performance obligation included in the arrangement.

Impairment Tests for Acquisition Goodwill and Intangible Assets

Impairment loss occurs when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the greater of fair value, less costs of disposal, and value in use. The fair value, less costs of disposal, is based on information available on similar assets’ selling transactions or market prices less incremental costs of disposal. The value-in-use calculation is based on the discounted cash flow model. Cash flows are estimated using detailed budgets and forecast calculations over a period of five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the asset base of the cash generating unit. The estimation of recoverable amount is sensitive to key assumptions including the discount rate used in determining present values, expected future cash-inflows and the long-term growth rate used for estimating cash flows in perpetuity.

Research and Development Costs

Development activities involve a plan or project aimed at producing new or substantially improved products. Development expenditures are capitalized only when all of the following elements are present: (1) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (2) intention to complete the intangible asset and use or sell it; (3) ability to use or sell the intangible asset; (4) the intangible assets results in future economic benefit, useful for internal use or asset sale; (5) availability of adequate technical, financial and other resources to complete its development and use the intangible asset; and (6) ability to safely measure the expenditures attributable to the intangible asset during its development. The expenditures capitalized include the cost of labor and materials that are directly attributable to preparing the asset. Other development expenditures are recognized in the statement of profit or loss as incurred.

After initial recognition, the asset is stated at cost less accumulated amortization and impairment losses. Amortization is triggered when the development is complete and the asset is available for use. During the development period, the asset is tested for impairment on an annual basis.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, valued at fair value on the acquisition date, including the value of any non-controlling interest in the acquiree. For each business combination, we measure any non-controlling interest in the acquired business at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred.

When acquiring a business, we assess the financial assets and liabilities assumed for proper classification and designation in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent consideration considered as an asset or a liability will be recognized in the statement of profit or loss.

We measure goodwill at cost, being the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated in our cash-generating units that are expected to benefit from synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to that unit. We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. See “-- Impairment Tests for Acquisition Goodwill and Intangible Assets” above for a discussion of assumptions and estimates in respect of impairment calculations.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2019

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

We have entered lease contracts for various items of plant, equipment and other property. Before the adoption of IFRS 16, we classified each of our leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to us; otherwise it was classified as an operating lease. Before the adoption of IFRS 16, we had no financial lease agreements. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases where the company is the lessee, except for short-term leases and leases of low-value assets. We recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

In accordance with the modified retrospective method of adoption, we applied IFRS 16 retrospectively with the cumulative effect of initially apply the standard as an adjustment at the date of initial application.

Leases previously accounted for as operating leases

We recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental an borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

We also applied the available practical expedients wherein we:

•	used a single discount rate to a portfolio of leases with reasonably similar characteristics

•	relied on our assessment of whether leases are onerous immediately before the date of initial application; and

•	used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Based on the foregoing, as of 1 January 2019:

•	right-of-use assets of R$102.2 million were recognized and presented separately in the statement of financial position.

•	other lease liabilities of R$91.8 million were recognized and included in loans and financing subject to interest and a discount rate of 9.15%.

•	prepayments of R$10.4 million related to previous operating leases were derecognized.

IFRIC 23 – Uncertainty related to income tax treatments

This interpretation clarifies how to apply recognition and measurement requirements of IAS 12 in case there is uncertainty on income tax treatments. In these circumstances, the entity must recognize and measure its current or deferred tax assets or liabilities by applying requirements of IAS 12 based on taxable income (tax loss), tax bases, taxable losses not used, tax credits not used, and tax rates, determined in accordance with this interpretation. This interpretation came into effect as of January 1, 2019 and even considering that the Company and its subsidiaries operate in a complex tax environment, management concluded that the tax authorities are likely to accept the tax treatments (including those applied to subsidiaries). Therefore, the application of this Interpretation will not have any impacts on our audited consolidated financial statements.

Standards, interpretations and amendments not yet adopted

As of the date of this annual report, there were no standards, interpretations and amendments effective as of January 1, 2019 that we have not yet adopted.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Material Weaknesses in Internal Controls

In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, the following material weaknesses in our internal controls were identified:

•	Regarding our general IT controls, material weaknesses were identified related to access controls to systems, changes to the programs controls and backup controls, which were not designed or operating effectively; and

•	Several control deficiencies were identified related to the accounting reconciliation process, consolidation and disclosure, adoption of IFRS 16, capitalization of developed software, recording costs in issuing shares and in business combination, during the process of preparing our financials and that, when considered in the aggregate, would be considered a material weakness.

We have adopted a remediation plan with respect to the material weaknesses identified above therefore, with respect to our general IT controls, we are developing a remediation plan to implement additional controls to address the program changes, access management and backup deficiencies identified. In addition, we are in the process of refining our financial statement closing process to develop management review controls to address these deficiencies. There can be no assurance that our internal controls, policies and procedures will be sufficient and/or fully effective to detect inappropriate practices or errors in the issuance of our financial statements. If we are unable to properly maintain our internal controls, we may not be able to accurately report our financial results or prevent the occurrence of inappropriate or erroneous practices.

Results of Operations

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

	For the Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)		(%)
Net operating revenue	788.2	685.6	15.0%
Cost of services rendered	(272.1)	(245.6)	10.8%
General and administrative	(219.9)	(168.6)	30.4%
Selling	(144.7)	(111.0)	30.4%
Research and development	(93.1)	(73.5)	26.6%
Other operating income	37.4	8.4	345.2%
Other operating expenses	(14.6)	(5.1)	(186.3%)
Total operating expenses	(707.0)	(595.5)	18.7%
Operating income	81.1	90.1	(10.0%)
Financial income	70.1	50.3	39.4%
Financial expenses	(87.3)	(48.2)	94.9%
Net financial income (expenses)	(17.2)	2.1	(925.4%)
Income before income tax and social contribution	63.9	92.1	(30.6%)
Income tax and social contribution	(25.1)	(21.1)	19.0%
Net income	38.9	71.1	(45.3%)

Net operating revenue

Our net operating revenue increased by 15.0%, from R$685.6 million for the year ended December 31, 2018, to R$788.2 million for the year ended December 31, 2019, primarily as a result of the following factors:

•	Subscription revenue: our subscription revenue increased by 11.5% from R$680.8 million for the year ended December 31, 2018 to R$759.1 million for the year ended December 31, 2019. This increase mainly resulted from the resilience of the SaaS subscription revenue-based business model and the operations of Linx Digital and Linx Pay Hub, which are solutions fully integrated with our end-to-end platform. We highlight that more than 50% of our subscription revenue derived from cloud offers.

•	Service revenue: our service revenue increased by 40.8% from R$103.4 million for the year ended December 31, 2018 to R$145.6 million for the year ended December 31, 2019. This increase primarily reflects an increase in the larger number and size of implementation projects during the period, mainly related to new clients and Linx Digital Solutions (OMS and e-commerce platform).

Cost of services rendered

Cost of services provided increased by 10.8%, from R$245.6 million in 2018, to R$272.1 million in 2019. Such increase resulted mainly from the increase in the connection costs and costs incurred with the use of the third-party data centers (that is, public cloud) incurred by the Company in view of the increase in sales of the Company’s offers of cloud-based services. This increase primarily results from the acquisitions of Hiper, Millennium and SetaDigital during the second, third and fourth quarters of 2019, respectively.

General and Administrative

General and administrative expenses increased by 30.4%, from R$168.6 million in 2018 to R$219.9 million in 2019. As a percentage of net operating revenue, general and administrative expenses increased from 24.6% in 2018 to 27.9% in 2019. This increase is primarily related to: (i) write-off of provisions related to our long-term incentive plans; (ii) expenses related to our ongoing SOX internal audit compliance project, which we expect to complete by December 2020; and (iii) the acquisitions of Hiper, Millennium and SetaDigital during the second, third and fourth quarters of 2019, respectively;

Selling Expenses

Sales expenses increased by 30.4%, from R$111.0 million in the year ended December 31, 2018 to R$144.7 million in the year ended December 31, 2019. As a percentage of net operating revenue, sales expenses increased from 16.2% in 2018 to 18.4% in 2019. This increase is primarily related to accounting reclassifications between “general and administrative expenses” and “selling expenses” arising from the reevaluation of the nature of expenses allocated in this line item. In addition, we continued to increase our investments in our sales teams last year, mainly involving the Linx Core and Franchise teams to reinforce the cross selling of new offers related to Linx Digital and Linx Pay Hub.

Research and Development

Research and development (R&D) expenses increased by 26.7%, from R$73.5 million in the year ended December 31, 2018 to R$93.1 million in the same period of 2019. As a percentage of net operating revenue, R&D expenses increased from 10.7% in the year ended December 31, 2018 to 11.8% in the same period of 2019. This increase is primarily related to: (i) the consolidation of Hiper, Millennium and SetaDigital; (ii) new offerings primarily connected to Linx Digital and Linx Pay Hub; (iii) investments in R&D teams to strengthen our portfolio.

Operating Income

As a result of the foregoing, our operating income decreased by 10.0% from R$90.1 million for the year ended December 31, 2018 to R$81.1 million for the year ended December 31, 2019.

Net financial income (expense)

The Company's net financial result varied by R$19.3 million, from a net financial income of R$2.1 million in the fiscal year ended on December 31, 2018 to a net financial expense of R$17.2 million in the fiscal year ended on 31 December 2019, mainly due to the following factors:

•	Financial income: financial income increased by 39.4%, from R$50.3 million in the year ended December 31, 2018 to R$70.1 million in the year ended December 31, 2019. This variation mainly reflect the higher income from financial investments in view of the increase in net cash in the period from operations and our initial public offering in the United States in June 2019.

•	Financial expenses: finance expenses increased by 81.1%, from R$48.2 million in the year ended December 31, 2018 to R$87.3 million in the year ended December 31, 2019. This variation is mainly due to the effect of R$12.7 million from the negative exchange variation rate on the portion of funds raised abroad from our initial public offering in the United States in June 2019.

Income Before Income Tax and Social Contribution

As a result, income before taxes decreased by 30.6%, from R$92.1 million in the year ended December 31, 2018 to R$63.9 million in the year ended December 31, 2019.

Income Tax and Social Contribution

Income tax and social contribution increased by 19.0%, from R$21.1 million in the year ended December 31, 2018 to R$25.1 million in the year ended December 31, 2019, mainly due to the reversal of the benefit of Lei do Bem and the effects of tax rates of our subsidiary abroad.

Net income

Net income decreased by 45.3%, from R$71.1 million in the year ended December 31, 2018 to R$38.9 million in the year ended December 31, 2019.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

	For the Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)		(%)
Net operating revenue	685.6	571.6	19.9%
Cost of services rendered	(245.6)	(211.6)	16.1%
General and administrative	(168.6)	(148.1)	13.8%
Selling	(111.0)	(72.4)	53.3%
Research and development	(73.5)	(64.3)	14.3%
Other operating income	8.4	4.3	95.3%
Other operating expenses	(5.1)	(5.1)	—
Total operating expenses	(595.5)	(497.2)	19.8%
Operating income	90.1	74.4	21.1%
Financial income	46.9	58.4	(19.7)%
Financial expenses	(44.8)	(24.0)	86.7%
Net financial income (expenses)	2.1	34.4	(93.9)%
Income before income tax and social contribution	92.1	108.8	(15.3)%
Income tax and social contribution	(21.1)	(23.9)	(11.7)%
Net income	71.1	84.8	(16.2)%

Net operating revenue

Our net operating revenue increased by 19.9%, from R$571.6 million for the year ended December 31, 2017, to R$685.6 million for the year ended December 31, 2018, primarily as a result of the following factors:

•	Subscription revenue: our subscription revenue increased 15.5% from R$589.5 million for the year ended December 31, 2017 to R$680.8 million for the year ended December 31, 2018. This increase mainly resulted from (1) our ongoing cross-selling efforts to expand additional cloud-based products to existing customers, particularly with respect to our EFT and electronic tax receipt product offerings, which accounted for R$31.8 million of the increase in our subscription revenue, (2) the impact of our acquisitions of Percycle, Itec, Único and DCG completed in December 2017, and March, April and June 2018, respectively, which accounted for an aggregate R$26.6 million of the increase in our subscription revenue; (3) the impact of our acquisition of Synthesis and Shopback completed in July and October 2017, respectively, which accounted for R$10.8 million and R$15.7 million, respectively, of the increase in our subscription revenue; and (4) an increase in subscription revenue from our gas station, car dealership and large retail customers, which accounted for an aggregate R$5.5 million of the increase in our subscription revenue.

•	Service revenue: our service revenue increased 55.3% from R$66.6 million for the year ended December 31, 2017 to R$103.4 million for the year ended December 31, 2018. This increase mainly resulted from eight new agreements in respect of our omni-channel product offering, generating significant fees from services given the complexity of this product offering.

Cost of services rendered

Cost of services rendered increased by 16.1%, from R$211.6 million for the year ended December 31, 2017, to R$245.6 million for the year ended December 31, 2018. This increase is primarily due to the increased connectivity costs and costs for the use of third-party data centers (i.e., public clouds) we incurred as the result of an increase in sales of our cloud-based service offerings.

General and Administrative

Our general and administrative expenses increased by 13.8%, from R$148.1 million for the year ended December 31, 2017 to R$168.6 million for the year ended December 31, 2018. As a percentage of our net operating revenue, our general and administrative expenses decreased from 25.9% for the year ended December 31, 2017 to 24.6% for the year ended December 31, 2018.

The nominal increase in our general and administrative expenses is primarily due to (1) the impact of our acquisitions of Percycle, Itec, Único and DCG in December 2017, and March, April and June 2018, respectively, which accounted for an aggregate R$6.2 million of the increase in our general and administrative expenses, (2) the hiring of new personnel to reinforce our back office and corporate operations, which accounted for R$5.2 million of the increase in our general and administrative expenses, and (3) inflation-based adjustments under the collective bargaining agreement governing our back-office employees, which accounted for R$0.2 million of the increase in our general and administrative expenses.

Selling Expenses

Our selling expenses increased by 53.3%, from R$72.4 million for the year ended December 31, 2017, to R$111.0 million for the year ended December 31, 2018. As a percentage of our net operating revenue, our selling expenses increased from 12.7% for the year ended December 31, 2017 to 16.2% for the year ended December 31, 2018.

This increase is primarily due to investments in new commercial sales structures to support our Linx Pay Hub and Linx Digital product lines and additional investments in our Key Accounts (Big Retail) internal sales team, which is also responsible for our commercial operations in Latin America following our acquisition of Synthesis (which we rebranded as “Napse”) in July 2017.

Research and Development

Our research and development expenses increased by 14.3%, from R$64.3 million for the year ended December 31, 2017 to R$73.5 million for the year ended December 31, 2018. As a percentage of net operating revenue, our research and development expenses decreased from 11.2% for the year ended December 31, 2017 to 10.7% for the year ended December 31, 2018.

This nominal increase primarily reflects the increase of the Research and Development department’s payroll due to (1) the impact of our acquisitions of Percycle, Itec, Único and DCG in December 2017, and March, April and June 2018, respectively, which accounted for an aggregate R$5.7 million of the increase in our research and development expenses, (2) new hiring of additional software developers to sustain the roll-out schedule of our product updates and releases, which accounted for R$3.7 million of the increase in our research and development expenses, and (3) inflation-based adjustment under the union bargaining agreements governing our research and development employees, which accounted for R$1.1 million of the increase in our research and development expenses.

Operating Income

As a result of the foregoing, our operating income increased 21.1% from R$74.4 million for the year ended December 31, 2017 to R$90.1 million for the year ended December 31, 2018.

Net financial income (expense)

Our net financial income decreased by 93.9% from R$34.4 million for the year ended December 31, 2017 to R$2.1 million for the year ended December 31, 2018, primarily as a result of the following factors:

•	Financial income: our financial income decreased by 19.7%, from R$58.4 million for the year ended December 31, 2017 to R$46.9 million for the year ended December 31, 2018. The decrease in our financial income was mainly the result of a 53.4% decrease in interest on financial investments from R$53.0 million for the year ended December 31, 2017 to R$24.7 million for the year ended December 31, 2018 primarily due to (1) a decrease in the CDI rate, which accounted for R$14.5 million of the decrease in our financial income, and (2) our redemption of investments to finance our acquisitions of Itec, Único and DCG in 2018, which accounted for R$3.3 million of the decrease in our financial income. The decrease in our financial income was partially offset by a 566.7% increase in foreign exchange gains of R$3.0 million for the year ended December 31, 2017 to an income of R$20.0 million for the year ended December 31, 2018, primarily due to the effect of the 14.6% appreciation of the U.S. dollar against the real on our U.S. dollar-denominated current assets.

•	Financial expenses: our financial expenses increased by 86.7% from R$24.0 million for the year ended December 31, 2017 to R$44.8 million for the year ended December 31, 2018. This variation was mainly the result of a 383.3% increase in foreign exchange losses from R$3.6 million for the year ended December 31, 2017 to R$17.4 million for the year ended December 31, 2018, primarily due to (1) the effect of the appreciation of the U.S. dollar against the real on our U.S. dollar-denominated current and non-current liabilities, which accounted for R$13.8 million of the increase in our financial expenses, (2) an increase in the inflation in Argentina, which increased certain of our financial expenses we incur in respect of our Argentinean operations, negatively impacting our financial expenses in the aggregate amount of R$1.7 million, (3) a R$1.6 million increase in discounts granted to customers that pay their invoices prior to the required payment date and (4) unsuccessful negotiations with customers in respect of bad debt.

Income Before Income Tax and Social Contribution

As a result of the foregoing, our income before income tax and social contribution decreased by 15.3% from R$108.8 million for the year ended December 31, 2017 to R$92.1 million for the year ended December 31, 2018.

Income Tax and Social Contribution

Our income tax and social contribution decreased 11.7% from R$23.9 million for the year ended December 31, 2017 to R$21.1 million for the year ended December 31, 2018 principally because of lower pre-tax income. The effective tax rate was 22% and 23% for the year ended December 31, 2017 and for the year ended December 31, 2018, respectively.

Net income

As a result of the foregoing, our net income decreased by 16.2%, from R$84.8 million for the year ended December 31, 2017 to R$71.1 million for the year ended December 31, 2018.

B. Liquidity and Capital Reserves

General

We believe that our financial condition is sufficient to execute our business plan and meet our short- and medium-term obligations, that our current working capital is sufficient to meet our current operational financing and other needs and that our cash resources, including loans from third parties, are sufficient to finance our activities and needs during the next twelve months.

Liquidity

On December 31, 2019, our current assets totaled R$1,299.9 million, and exceeded current liabilities of R$369.8 million by R$930.1 million, corresponding to a current liquidity ratio (calculated by dividing current assets by current liabilities) of 3.52. On December 31, 2018, our current assets totaled R$698.5 million, and exceeded current liabilities of R$220.7 million by R$477.8 million, corresponding to a current liquidity ratio of 3.16. On December 31, 2017, our current assets were R$720.1 million and exceeded current liabilities of R$169.2 million by R$550.9 million, corresponding to a current liquidity ratio of 4.25.

On December 31, 2019, our debt to equity ratio was 0.43 (calculated by dividing the sum of current and non-current liabilities by shareholders’ equity), compared to 0.56 on December 31, 2018 and 0.34 on December 31, 2017. Between December 31, 2017 and December 31, 2019, our debt to equity ratio increased 26.4%, primarily due to an increase in our liabilities in relation to loans and financing and payables for the acquisition of businesses (which are fully recorded in our audited consolidated financial statements).

A summary of our current liquidity ratios and total debt ratios follows below:

	As of December 31,
	2019	2018	2017
Current liquidity ratio (1)	3.52	3.16	4.25
Debt to equity ratio (2)	0.43	0.56	0.34

(1)	Defined as current assets divided by current liabilities.

(2)	Defined as current liabilities plus non-current liabilities divided by shareholders’ equity.

Our Net debt to shareholders’ equity ratio was -0.38x as of December 31, 2019, -0.10x as of December 31, 2018 and -0.26x as of December 31, 2017. For additional information relating to Net debt, see “Introduction—Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures” and “Item 3. Key Information—Selected Financial Data.”

Capital Resources

Currently, our main source for working capital and investments in non-current assets is our own operating cash flow. We also use lines of credit from private banks and public development banks as financing alternatives.

Our capital structure is balanced between our own and third-party sources as our standard means of funding, utilizing our own shareholders’ equity to a greater extent than third-party capital since we generate a high level of cash, as shown in the table below:

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of R$, unless otherwise indicated)
Debt (total liabilities)	774.1	590.5	393.5
Equity (shareholders’ equity)	1,789.8	1,057.2	1,170.5
Total liabilities and shareholders’ equity	2,563.9	1,647.7	1,564.0
Percentage of debt	30.2%	35.8%	25.2%
Percentage of equity	69.8%	64.2%	74.8%

Payment Capacity

In the years ended December 31, 2019, 2018 and 2017, we had the financial resources to repay all of our financial commitments due to the fact that our operations have a strong cash generation and we only finance customers on a short-term basis. Given our debt profile, cash flow and liquidity position, we believe that our liquidity and capital resources are sufficient to cover our investments, expenses, debts and other amounts payable in the short- and medium-term.

Cash flows

Cash flows for the years ended December 2019, 2018 and 2017

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of R$)
Net cash flows from operating activities	131.8	97.7	107.3
Net cash flows (used in) from investing activities	(648.0)	(34.4)	55.9
Net cash flows (used in) from financing activities	545.7	(54.0)	(129.0)
Foreign exchange (loss) gain in cash and cash equivalents	(3.4)	(2.4)	1.5
Increase (decrease) in cash and cash equivalents	26.0	6.9	35.7
Increase (decrease) in cash and cash equivalents
Beginning of the period	49.9	42.9	7.2
End of the period	75.9	49.9	42.9
Increase (decrease) in cash and cash equivalents	26.0	6.9	35.7

Net Cash Flows from Operating Activities

Net cash flows from operating activities increased 34.9% or R$34.1 million, from R$97.7 million for the year ended December 31, 2018, to R$131.8 million for the year ended December 31, 2019. This increase is mainly due to the increase in other accounts payable from R$1.4 million for the year ended December 31, 2018 to R$82.1 million for the year ended December 31, 2019, partially offset by a decrease in our net income from R$71.1 million for the year ended December 31, 2018 to R$38.9 million for the year ended December 31, 2019.

Net cash flows from operating activities decreased 8.9% or R$9.6 million, from R$107.3 million for the year ended December 31, 2017, to R$97.7 million for the year ended December 31, 2018. This decrease is principally due to a decrease in our net income from R$84.8 million for the year ended December 31, 2017 to R$71.1 million for the year ended December 31, 2018.

Net Cash Flows (used in) from Investing Activities

Net cash used in investing activities increased from R$34.4 million for the year ended December 31, 2018 to R$648.0 million for the year ended December 31, 2019. This increase is primarily related to: (i) an increase in investments in marketable securities from R$774.0 million for the year ended December 31, 2018 to R$1,428.8 million for the year ended December 31, 2019; (ii) an increase in acquisitions of entities, primarily related to the consolidation of Hiper, Millennium and SetaDigital, from R$75.1 million for the year ended December 31, 2018 to R$97.3 million for the year ended December 31, 2019; and (iii) an increase in acquisitions of intangible assets from R$57.7 million for the year ended December 31, 2018 to R$79.7 million for the year ended December 31, 2019.

Net cash flows from investing activities was R$55.9 million for the year ended December 31, 2017 compared to net cash flows used in investing activities of R$34.4 million for the year ended December 31, 2018. This variation is principally a result of our use of a portion of the net proceeds of our follow-on offering in 2016 in order to finance our stock buyback program and our acquisitions of Itec, Único and DCG in 2018.

Net Cash Flows (used in) from Financing Activities

We recorded cash flow used in financing activities of R$53.9 million during the year ended December 31, 2018 compared to cash flow from financing activities of R$545.7 million during the year ended December 31, 2019. This variation is mainly due to the net proceeds of R$784 million from our initial public offering held on the New York Stock Exchange (NYSE) in June 2019.

Net cash used in financing activities decreased 58.2% or R$75.0 million, from R$129.0 million for the year ended December 31, 2017, to R$54.0 million for the year ended December 31, 2018. This variation is principally due to net proceeds we received in connection with BNDES financing in 2018, which was partially offset by buybacks of our Common Shares subsequently held in treasury.

Indebtedness

The table below sets forth our material loans and financing as of the dates indicated:

Loans	Interest	Effective rate	Maturity date	Outstanding Balance (in millions of R$)
				2019	2018	2017
BNDES I	TJLP + 1.5% p.a.		03/15/2018	-	-	2.9
BNDES II	TJLP + 1.67% p.a.	7.397% p.a.	02/15/2021	31.1	57.5	83.3
BNDES III	TJLP + 1.96% p.a.	7.692% p.a.	03/15/2022	30.9	44.5	9.9
BNDES IV	TJLP + 1.00 p.a.	7.120% p.a.	09/16/2019	-	0.5	1.2
BNDES V	TLP + IPCA + 3.10% p.a. + Spread 1.37% p.a.	8.919% p.a.	12/15/2027	147.6	146.6	-
Itaú	TJLP + 7.20% p.a.	13.157% p.a.	04/15/2021	0.2	0.8	-
Others				0.4	-	-
Total				210.2	250.0	97.3
Current liabilities				41.2	40.7	31.8
Non-current liabilities				168.9	209.3	65.5

The following summaries set forth the main terms of our outstanding loan and financing agreements.

BNDES Financing II

On October 28, 2014, our subsidiary Linx Sistemas e Consultoria Ltda., or Linx Sistemas, entered into a credit facility with BNDES in the aggregate principal amount of R$102.8 million, for which we are the Guarantor. Repayment is scheduled for 48 successive monthly installments, with the first installment of principal due after March 15, 2017 and final maturity scheduled for February 15, 2021. Interest on this credit facility accrues at the TJLP interest rate plus 1.67% per year. The proceeds of this credit facility were used for investments by Linx Sistemas in research, development, marketing, training and consulting within the scope of the BNDES Program for the Development of the National Software and Information Technology Services – BNDES PROSOFT, as well as for the acquisition of necessary equipment in Brazil within the scope of the Financing Program for the Production and Marketing of Machinery and Equipment (Programa de Financiamento à Produção e Comercialização de Máquinas e Equipamentos), or the FINAME program. As of December 31, 2019, the outstanding balance under this agreement totaled R$31.1 million.

This credit facility also requires Linx Sistemas to obtain prior consent from BNDES in order to (1) make any loans; (2) borrow from individuals or entities who are related to us, (3) pledge any assets to other creditors without the same guarantees being provided to BNDES with the same conditions and priority, (4) create, directly or indirectly, or acquire ownership in other companies, or make investments, in Brazil or abroad and (5) paying dividends and/or other distributions to us subject to certain financial ratios.

In addition, under this credit facility, we are required to obtain prior approval from BNDES for (1) any proposed encumbrance of any of Linx Sistemas’ shares held by us, (2) the sale, acquisition, incorporation, merger or transfer of assets or any other act that affects Linx Sistemas’ structure, (3) any change of control in Linx Sistemas or (4) any encumbrance on Linx Sistemas’ property.

During the term of the credit facility, we are required to maintain the following financial ratios, which are computed semiannually based on our audited consolidated financial statements:

•	General debt (loans and financing) / total assets: less than or equal to 60%;

•	Net debt / EBITDA: less than or equal to 2.0; and

•	EBITDA / net operating income: greater than or equal to 20%.

For purposes of calculating the above-mentioned ratios, the following definitions and criteria apply:

•	EBITDA: operating income before interest, income taxes, depreciation and amortization; and

•	Net debt: debt arising from loans, bonds and similar instruments, excluding our direct indebtedness with BNDES.

In the event that we do not comply with the specified ratios, Linx Sistemas is required to provide, subject to a cure period of 180 days, collateral in the amount equal to at least 130% of the outstanding balance of this credit facility.

BNDES Financing III

On December 11, 2015, our subsidiary Linx Sistemas entered into a credit facility with BNDES in the aggregate principal amount of R$54.0 million, for which we are the Guarantor. Repayment is scheduled for 48 successive monthly installments, with the final maturity scheduled for March 15, 2022. Interest on this credit facility accrues at the TJLP interest rate plus 1.96% per year and the terms governing the facility substantially reflect those of BNDES Financing I. The proceeds of this credit facility were used for investments by Linx Sistemas in research, development, marketing, training and consulting within the scope of the BNDES PROSOFT. As of December 31, 2019, the outstanding balance under this agreement totaled R$30.9 million.

BNDES Financing V

On November 30, 2018, our subsidiary Linx Sistemas entered into a credit facility with BNDES in the aggregate principal amount of approximately R$388.4 million, for which we are the guarantor. Repayment is scheduled for 84 successive monthly installments, with final maturity scheduled for December 15, 2027. The principal is split into two tranches with different interest rates. Interest on the first tranche of the credit facility accrues at IPCA plus 3.10% with an additional spread of 1.37% per year, while interest on the second tranche accrues at IPCA plus 3.10% with an additional spread of 0.97% per year. The proceeds of this credit facility have been used for investment purposes. As of December 31, 2019, the outstanding balance under this agreement totaled R$147.6 million.

This credit facility also requires Linx Sistemas to obtain prior consent from BNDES in order to (1) create, directly or indirectly, or acquire ownership in other companies, or make investments, in Brazil or abroad and (2) subject to certain financial ratios, pay dividends and/or other distributions to us. Such consent is not required where the total value involved is less than Linx Sistemas’ EBITDA for the proceeding financial year, or less than our shareholder’s equity as set out in our most recent audited consolidated financial statements.

Linx Sistemas must also obtain prior consent from BNDES in order to assume new loans with individuals or entities within its economic group. Such consent is not required where BNDES is directly or indirectly the lender for the relevant transaction, where the transaction is within the ordinary business of Linx Sistemas or where the value of the loan is no more than 5% of our shareholder’s equity as set out in our most recent annual audited consolidated financial statements.

In addition, under this credit facility, Linx Sistemas is required to obtain prior approval from BNDES for (1) the sale or pledge of any asset valued over R$10 million (except in the case of replaceable asset or an asset that is unserviceable or obsolete), (2) any encumbrance on Linx Sistemas’ property and (3) the sale, acquisition, incorporation, merger or transfer of assets or any other act that affects Linx Sistemas’ structure.

During the term of the credit facility, we are required to maintain the following financial ratios, which are computed semiannually based on our audited consolidated financial statements:

•	General debt (loans and financing) / total assets: less than or equal to 60%; and

•	Net debt / EBITDA: less than or equal to 2.0.

For purposes of calculating the above-mentioned ratios, the following definitions and criteria apply:

•	EBITDA: operating income before interest, income taxes, depreciation and amortization; and

•	Net debt: debt arising from loans, bonds and similar instruments, excluding our direct indebtedness with BNDES.

In the event that we do not comply with the specified ratios, Linx Sistemas is required to provide, subject to a cure period of 120 days, collateral in the amount equal to at least 130% of the outstanding balance of this credit facility.

As of the date of this annual report, we are in compliance with each of the financial covenants set forth in our finance agreements.

Capital Expenditures

In the years ended December 31, 2019, 2018 and 2017, our capital expenditures (defined as acquisitions of intangible assets and property and equipment) totaled R$98.5 million, R$82.8 million, R$65.5 million, respectively. Our capital expenditures primarily relate to capitalized research and development expenses and computer equipment. The table below sets forth our capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of R$)
Acquisitions of intangible assets	79.7	57.7	40.4
Property and equipment	18.8	18.8	25.1
Total capital expenditures	98.5	82.8	65.5

In order to mitigate the impact of the COVID-19 pandemic, we expect to have reduced capital expenditures for 2020.

C. Research and Development, Patents and Licenses, Etc.

We develop our products internally. The software market in which we operate experiences rapid technological advances in software, evolution of software technologies, changes in customers’ needs and frequent launches of new products. Research and development is an important component of our investment plan, given its strategic importance to the sector in which we operate. Research and development investments allow us to develop increasingly customized software solutions to our customers and deliver technological innovations that increase user productivity. The main objectives of our research and development activities are:

•	technical enhancements in our software to increase efficiency;

•	development, adoption and evaluation of new technologies;

•	improvements in existing software products; and

•	development of methodologies that increase software quality and efficiency.

Research and development is the primary component of our capital expenditures, given its strategic importance in the technology sector in which we operate. The table below sets forth our research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of R$)
Research and development	93.1	73.5	64.3

Research and development (R&D) expenses increased by 26.6%, from R$73.5 million in the year ended December 31, 2018 to R$93.1 million in the same period of 2019. As a percentage of net operating income, R&D expenses increased from 10.7% in the year ended December 31, 2018 to 11.8% in the same period of 2019. Such increase is mainly due to the consolidation of the acquired companies in the period as mentioned above. In the last year, we also intensified the investments in R&D teams to strengthen portfolio of new offerings primarily connected to Linx Digital and financial services (Linx Pay Hub).

Our research and development expenses increased 14.3% from R$64.3 million for the year ended December 31, 2017 to R$73.5 million for the corresponding period in 2018. This variation is principally due to acquisitions of Itec, Único and DCG and the hiring of additional personnel to sustain the roll-out schedule of our product updates and releases. As a percentage of net operating revenue our research and development expenses decreased from 11.2% of net operating revenue during the year ended December 31, 2017, to 10.7% of net operating revenue during the year ended December 31, 2018. This variation is principally due to our increased operating efficiency resulting from our ability to capitalize on synergies arising from acquisitions.

For the years ended December 31, 2019, 2018 and 2017, we capitalized R$43.9 million, R$35.9 million and R$30.8 million, respectively, of our research and development expenses primarily in relation to expenses we incurred in connection with the development of our omni-channel retail products and services.

The R&D costs refer to the investments in the Pay Hub area, which comprises initiatives such as TEF, QR Linx, Linx Pay (sub-acquirer), Linx Antecipa (advance of receivables), in addition to new products and partnerships, and Digital, reinforced by the OMS (Order Management System) and e-commerce solutions. In addition, Linx has invested to operate in new markets, seek for new customer profiles and benefit from the cloud, big data and intelligence opportunities. See “Item 4. Information on the Company—B. Business Overview—Software Products.”

D. Trend Information

In late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel coronavirus called COVID-19 was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine. Since that time the virus has been identified in virtually every country, and travel to and from China, most of Europe, India, the United States and other countries, including Brazil, have been suspended or restricted by certain air carriers and foreign governments. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a “pandemic,” which is a disease that is widespread around the world with an impact on society.

Also in March 2020, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The principal items of this plan are listed below:

•	the creation of a Crisis Committee to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

•	prioritize the health and safety of our employees;

•	requiring home office for all employees who made an international trip and recently returned to the countries where they are based, thereby respecting the quarantine period recommended by physicians;

•	the suspension or postponement of national and international business trips; and

•	requiring staggered home office rotation for all employees as of March 16, 2020 in order to reduce the amount of personnel in our offices as a strategy to mitigate the risk of virus transmission.

As of the date of this annual report, we had not been materially adversely impacted by the spread of COVID-19. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures or the relaxation of existing protective measures, it is not possible to predict the effect on the economic activities of our clients and suppliers. Furthermore, we cannot preduct the measures to be adopted by governments in Brazil and other Latin American countries in which the Company operates. Therefore, it is impossible to estimate the impact the COVID-19 pandemic will have on the global economy and on our business.

In the current scenario, we believe that the negative impacts from the COVID-19 pandemic will be partially offset considering that approximately 80% of our revenues are based on monthly subscription fees generated by the use of management software and integrated services. Furthemore, we are well capitalized. The migration of solutions to the cloud environment in recent years also offers resilience to the Company, since our clients access virtually all of these solutions remotely.

The ongoing COVID-19 pandemic has resulted in extended shutdowns of certain businesses and other activities in many countries, including countries in Latin America where we have developed a strong client base. Though we may still operate under such regulations, we have experienced certain limitations (such as limited access to the Company’s facilities by its management, support staff and professional advisors), and any additional actions taken by the Brazilian or other governments could further limit that ability, which may have a material adverse effect on our operations and financial results. Furthermore, negative impacts on the economy may result in losses relating to increased delinquency levels, lower consulting service sales and lower revenue relating to transaction volume from Linx Digital and Linx Pay, as well as the quality of services provided by us. In addition, a strong exchange rate depreciation can influence cost levels, especially those linked to the public cloud.

On the other hand, there is the possibility of Linx contributing to its clients through retail digital transformation initiatives, such as e-commerce solutions, omnichannel (OMS) and delivery service for restaurants (Delivery App). Another opportunity is its strong presence in verticals for pharmaceutical stores, gas stations and convenience stores, which are stores that may experience increased demand.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

•	Long-term debt obligations

•	Capital (finance) lease obligations

•	Operating Lease obligations

•	Purchase obligations

•	Other long-term liabilities reflected on the company’s balance sheet under the GAAP of the primary financial statements.

Transaction Type	As of December 31, 2019
	Up to 1 year	Up to 2 years	From 3 to 5 years	More than 5 years	Total(1)
	(in thousands of R$)
Suppliers	24,007	-	-	-	24,007
Loans and financing	41,245	63,690	63,129	42,118	210,182
Leasing	47,478	42,885	33,952	27,018	151,333
Payables from acquisition of subsidiaries - Earn Outs	23,629	32,578	4,231	-	60,438
Payables from acquisition of subsidiaries - Retained Installments	19,767	12,277	2,891	-	34,935
Payables from acquisition of subsidiaries - Other	36	-	-	-	36
Other liabilities	89,576	4,869	-	-	94,445
	245,738	156,299	104,203	69,136	575,376

(1) Amounts do not consider post-employment benefits due to the indefinite nature of their term. Post-employment benefits added up to a total of R$1,311 thousand as of December 31, 2019.

G. Safe Harbor

See “Introduction—Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our management is composed of a board of directors and executive officers. With one exception, all of our directors and officers are residents of Brazil. The rights and responsibilities of our directors and executive officers are governed by the Brazilian Corporate Law, the Novo Mercado Regulations and our bylaws. In addition, our current code of ethics was approved by our board of directors in 2019 and governs our board of directors, executive officers, employees and suppliers of goods and services.

As of the date of this annual report, we had five directors and six executive officers. The business address of each of our directors and officers is: Linx S.A., Avenida Doutora Ruth Cardoso, 7,221, São Paulo - SP, 05425-902, Brazil.

A. Directors and Senior Management

Board of Directors

Our board of directors is the decision-making body responsible for determining the guidelines and general policies of our business, including our overall long-term strategy. Our directors are also responsible for, among other matters, supervising the activities of our executive officers and controlling and overseeing our overall performance.

Pursuant to our bylaws, our board of directors must consist of a minimum of five and a maximum of eleven members, including one chairman and one vice-chairman, who may or may not be our shareholders. The members of our board of directors are elected at a general shareholders’ meeting and serve a term of up to two years. They may be reelected, and they are subject to removal at any time by our shareholders. The members of our board of directors must remain in office until their successor is elected and takes office. According to the Rules of the Novo Mercado, at least two or 20%, whichever is greater, of the members of our board of directors must be independent members. See “Item 9. The Offer and Listing—C. Markets—The Novo Mercado.”

According to our bylaws, the board of directors, in addition to the duties established by law, is required to perform several duties, including but not limited to:

•	establish the general direction of our business and organize and submit yearly to our shareholders an investment budget, strategic plans, net income allocation as well as any proposed bylaw amendments, acquisitions, dissolutions, mergers or demergers involving us or our subsidiaries;

•	elect, remove and oversee the management of our executive officers and appoint and remove our independent auditors, members of our audit committee and personnel committee;

•	review and opine on our management report, financial statements and the accounts of our executive board prior to their submission to our shareholders;

•	call and deliberate at the general shareholders’ meeting when deemed advisable pursuant to article 132 of the Brazilian Corporate Law;

•	authorize issuance of our shares or warrants, within the limits authorized in article 5 and 6, respectively, of our bylaws;

•	grant share purchase options to our directors and employees, as well as to officers and employees of other companies that we directly or indirectly control, without shareholders’ preemptive rights pursuant to plans approved by our shareholders, and after considering the opinion of our personnel committee; and

•	establish our managers’ participation in our profit sharing, after considering the opinion of the personnel committee.

As of the date of this annual report and in accordance with our bylaws, our board members do not have specific assignments or individual powers. We also do not currently have mechanisms to assess members of our board of directors or of our committees.] In accordance with the Brazilian Corporate Law and as provided in our bylaws, our directors cannot be involved in any corporate transaction in which they have a conflict of interest with us, unless they discuss the nature and extent of their interest with the other directors in a meeting that is on the record. Nevertheless, all transactions entered into between our administrators and the company must be on reasonable and equitable terms, identical to those prevailing in the market or in typical agreements with third parties.

The following table sets forth the name, date of birth, position and most recent election date of each of the members of our board of directors. The term of each member of our board of directors will expire on the date of the annual meeting of our shareholders in 2021, which will approve the Company’s account referred to social year of 2020.

Name	Date of Birth	Position	Election Date
Nércio José Monteiro Fernandes	March 25, 1963	Chairman	April 24, 2019
Alberto Menache	September 29, 1973	Vice-Chairman	April 24, 2019
Alon Dayan	October 24, 1961	Member	April 24, 2019
João Cox	May 2, 1963	Member	April 24, 2019
Roger de Barbosa Ingold	June 8, 1958	Member	April 24, 2019

The following is a summary of the business experience of the members of our board of directors:

Nércio José Monteiro Fernandes. Mr. Fernandes is the chairman of our board or directors. He founded the Linx Group in 1985 and, until June 2016, was vice-president of research and development of Linx S.A. In addition to serving on our board of directors, Mr. Fernandes advises us on innovation.

Alberto Menache. Mr. Menache is the vice-chairman of our board of directors. He joined the Linx Group in 1991 as a trainee, and proceeded to management roles in sales, marketing, human resources, IT and finance. In 2004, he was elected as our chief executive officer. Mr. Menache is also an executive of Linx Sistemas and a director of Linx Telecomunicações Ltda., or Linx Telecomunicações. He is also a member of the board of directors of Arco Platform Limited, a position he has held since August 2018. Mr. Menache is the brother-in-law of Alon Dayan, who is also a member of our board of directors.

Alon Dayan. Mr. Dayan is a member of our board of directors. Mr. Dayan has 22 years of experience in technology, having been one of the founders of Investrônica do Brasil Comércio e Sistemas Ltda., a company that provided technological solutions to the textile industry. He joined us in 1990 as a partner at Linx Sistemas and has been its director since then. Currently, Mr. Dayan holds a degree in electrical engineering and a specialization in computer science from Fundação Armando Alvares Penteado. Mr. Dayan is the brother-in-law of Alberto Menache, who is also a member of our board of directors.

João Cox. Mr. Cox is an independent member of our board of directors and chairman of our statutory audit committee as well as a member of our compensation committee. Mr. Cox currently serves as Chairman of the board of directors of Vivara S.A., Vice-Chairman of the board of directors of Braskem S.A. and also as a member of the boards of directors of Petrobras S.A., Embraer S.A. and Qualicorp S.A. He is the founding partner and managing director of Cox Investments & Advisory. Between 2006 and 2010. Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Cox has served as a member of the boards of directors of certain companies in Brazil, Argentina, The Netherlands and Israel. He served as a board member of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and has attended graduate studies in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University.

Roger de Barbosa Ingold. Mr. Ingold is an independent member of our board of directors. He began working at Accenture in 1982, and in 1991, he was promoted to partner and in 2000 to Director of Brazil and Latin America. Mr. Ingold holds a degree in engineering from the Escola Politécnica da Universidade de São Paulo, or USP, and an MBA in finance from Instituto Brasileiro de Mercado de Capitais, or IBMEC.

Election of Members of our Board of Directors

According to the Novo Mercado Regulations, at least two or 20%, whichever is greater, of the members of our board of directors must be independent directors. As defined in the Novo Mercado Regulations, an independent director cannot: (1) have any direct link to our company, except as a shareholder; (2) be a controlling shareholder, spouse or a second-degree or closer relative of a controlling shareholder or currently be linked or have been linked to a company or a related entity that was owned by a controlling shareholder during the previous three years; (3) have been an employee or director of our company, of a controlling shareholder or of an entity controlled by our company during the previous three years; (4) have been a supplier or purchaser, directly or indirectly, of services and/or products of our company to a degree that would compromise his or her independence; (5) have been an employee or manager of our company or entity that offered or requested services and/or products of our company; (6) be a spouse or second-degree or closer relative of any manager of our company; or (7) have received any compensation from our company beyond payment for service as a director, excluding dividends from share ownership. Currently, João Cox and Roger de Barbosa Ingold serve as our independent directors.

The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital, according to which each share receives a number of votes corresponding to the number of members of the board of directors. The shareholders holding, individually or jointly, at least 15% of our Common Shares are entitled to vote separately to appoint one director. As prescribed by CVM Instruction No. 282, dated June 26, 1998, the threshold to trigger cumulative voting rights may vary from 5% to 10% of the total voting capital stock. Taking into consideration our current capital, shareholders representing 5% of our voting capital stock may request the adoption of cumulative voting to elect the members of our board of directors. If cumulative voting is not requested, our directors shall be elected by the majority vote of the holders of our Common Shares, in person or represented by a proxy. Our directors are elected by our shareholders’ at an annual shareholders meeting for a term of up to two years.

Executive Officers

Our executive officers are our legal representatives and are principally responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors. According to the Brazilian Corporate Law, all of our officers must be residents of Brazil and may or may not be our shareholders. In addition, a maximum of one-third of our directors may also serve as our executive officers.

Our executive officers are elected at a meeting of our board of directors for two-year terms, reelection being permitted. Our board of directors may elect to remove our executive officers at any time.

According to our bylaws, we must have a minimum of two and a maximum of ten executive officers, each of whom must be a resident of Brazil, as required by law, but need not own any of our shares. In accordance with the Novo Mercado Regulations, prior to taking office, our executive officers are required to sign an instrument of adherence to Novo Mercado Regulations.

Our executive officers are responsible for administering and managing our business, including, among others, the following, as set out in our organizational documents:

•	complying with and enforcing our bylaws and resolutions of our board of directors and general shareholders’ meetings;

•	submitting annually to our board of directors a management report and accounts, together with the report of our independent auditors and the proposed allocation of profits earned in the previous year;

•	proposing to our board of directors our and our subsidiaries’ annual and multi-annual budgets, strategic plans, expansion projects and investment programs;

•	deciding any matter not within the exclusive competence of the general meeting or the board of directors;

•	deciding on the (1) expansion or reduction of floors at the current address of the company’s headquarters, and (2) opening, closing or changing of addresses of our branches;

•	establishing the specifics of our profit sharing program, including participants and amounts involved; and

•	preparing annual and interim financial statements for our audit committee and our board of directors.

The following are the executive officers of Linx S.A. as of the date of this annual report:

Name	Date of Birth	Position	Election Date	Date of Expiration of Term
Alberto Menache	September 29, 1973	Chief Executive Officer	April 26, 2019	April 26, 2021
Antonio Ramatis Fernandes Rodrigues	December 27, 1961	Chief Financial Officer and Investor Relations Officer	October 14, 2019	April 26, 2021
Jean Carlo Klaumann	February 25, 1975	Vice-President of Linx Digital	April 26, 2019	April 26, 2021
Gilsinei Valcir Hansen	July 2, 1973	Vice-President of Linx Core	April 26, 2019	April 26, 2021
Flávio Mambreu Menezes	February 27, 1971	Vice-President of Human Resources, Marketing and Facilities	April 26, 2019	April 26, 2021
Denis Nieto Piovezan	June 27, 1975	Vice-President	October 10, 2019	April 26, 2021

The following is a summary of the business experience of our executive officers:

Alberto Menache. Mr. Menache is the vice-chairman of our board of directors. He joined the Linx Group in 1991 as a trainee, and proceeded to management roles in sales, marketing, human resources, IT and finance. In 2004, he was elected as our chief executive officer. Mr. Menache is also an executive of Linx Sistemas and a director of Linx Telecomunicações Ltda., or Linx Telecomunicações. He is also a member of the board of directors of Arco Platform Limited, a position he has held since August 2018. Mr. Menache is the brother-in-law of Alon Dayan, who is also a member of our board of directors.

Antonio Ramatis Fernandes Rodrigues. Ramatis has 30 years of professional experience focused on large retail companies such as Carrefour, Via Varejo, C&A and Grupo Pão de Açúcar and has extensive experience in the preparation and execution of strategic planning and evolution of corporate governance processes, including through the implementation of the Sarbanes-Oxley Act (SOX).

Jean Carlo Klaumann. Mr. Klaumann is our Vice-President of Operations. He has 14 years of experience in the ERP industry, having worked for companies such as IFS, PeopleSoft Inc. and TOTVS S.A. Mr. Klaumann began working at the Linx Group in 2011. He holds a degree in marketing and a graduate degree in business administration.

Gilsinei Valcir Hansen. Mr. Hansen is our Vice-President of Research and Development. He has more than 25 years of experience in the software sector and has vast experience in research and development, having worked at companies such as Datasul and TOTVS S.A. Mr. Hansen holds degree in business administration and graduate degrees in production engineering and marketing from the Universidade da Região de Joinville. He also holds MBA in marketing and communication from the Universidade do Desenvolvimento do Estado de Santa Catarina.

Flávio Mambreu Menezes. Mr. Menezes is our Vice-President of Human Resources, Marketing and Facilities. He previously worked at our subsidiary Linx Sistemas for over six years and holds a degree in naval engineering from USP and an MBA from Fundação Dom Cabral.

Denis Nieto Piovezan. Mr. Dênis holds an MBA from New York University – Stern Business School and a degree in Civil Engineering, with a master’s degree in Economics from FEA-USP. In addition, he has over 16 years of professional experience in large companies such as Banco Ibi, WalMart, Losango and Banco Brasil Plural.

B. Compensation

Under Brazilian law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

The aims of our executive compensation policy are to: (1) remunerate competitively within our selected market; (2) provide incentives for high performance; and (3) engage and retain highly performing professionals whose personal values are aligned with our culture, in order to foster the participation our managers in our business and align their interests with those of our investors. Our compensation policies have been established in accordance with current market practices and our interest in attracting high quality administrators. We use the Global Grading System methodology created by the international human resources firm Willis Towers Watson to design our compensation packages.

For our executive officers, our total compensation packages consist of: (1) fixed salaries; (2) fixed benefits (including medical insurance, dental insurance, life insurance, meal voucher or lunchroom at work, education aid, workplace parking and use of a company vehicle); (3) variable (bonus) compensation linked to target financial and individual performance indicators; (4) share-based compensation. The members of our board of directors may receive fixed salaries and share-based compensation only. Beginning in 2016, those executive officers who are also members of our board of directors do not receive their fixed salaries as board members.

The tables below set forth the breakdown of our executive compensation by type for the year ended December 31, 2019:

	For the Year Ended December 31, 2019
	Salary	Benefits	Variable Compensation	Share-Based Compensation	Total
Executive officers.	13.7%	0.6%	9.1%	76.5%	100%
Board of directors	67.9%	0.0%	0.0%	32.1%	100%
Fiscal council	100%	0.0%	0.0%	0.0%	100%

	For the Year Ended December 31, 2019
	Board of Directors	Executive Officers	Fiscal Council	Total
	(in R$, unless otherwise indicated)
Number of members	5.0	5.9	6.0	16.9

Fixed compensation:
Salary	720,000	7,034,288	319,200	8,073,488
Direct and indirect benefits	—	312,502	—	312,502
Variable compensation:
Bonus	—	4,682,510	—	4,682,510
Share-based compensation	340,000	39,162,190	—	39,502,190
Total compensation	1,060,000	51,191,490	319,200	52,570,690

Bonus Compensation

Our annual bonus compensation enables us to compensate our executives in both the short- to long-term based on the achievement of proposed goals. The amount, timing and recipients of bonus compensation are determined by our board of directors.

Share-Based Compensation

Stock Option and Restricted Share Plans

Our stock plans, or Plans, were approved at our general shareholders’ meetings held on December 4, 2012, April 27, 2016 and January 23, 2019. As of December 31, 2019, 716,173 stock options and 3,699,594 restricted shares have been granted but not yet exercised under the Stock Option and Restricted Shares Plans.

General

The Plans are managed by our board of directors, with support from our personnel committee, which has extensive powers to take all necessary and appropriate measures to manage the Plans, including (a) creating and applying general rules regarding the stock options and deferred stock options granted pursuant to the Plans and resolving doubts regarding the interpretation of the Plans; (b) establishing the targets related to the performance of our senior executives, to establish objective criteria to appoint the employees and members of management who will receive stock options or deferred stock options, pursuant to the respective Plans, or Beneficiaries; (c) electing the Beneficiaries and authorizing the stock options and deferred stock options granted to them, establishing all conditions for the stock options and deferred stock to be granted, as well as changing such conditions when necessary to adapt the stock options and deferred stock options to changes the applicable laws, standards or regulations; and (d) issuing new shares of our company, within the authorized capital limit, or selling treasury shares, to grant the stock options and deferred stock options pursuant to the Plans.

Beneficiaries

The board of directors may approve, pursuant to the Plans, annually or at any other time it deems appropriate, stock pption programs and deferred stock option programs, or the Programs,Programs, and establish the beneficiaries, or Participants, the number of stock options and/or deferred stock options to be granted, the calculation of the strike price, the distribution of stock options and/or deferred stock pptions among the Participants, as well as the term and other specific rules of each Program, subject to the general terms and conditions established in the Plans. Our directors, senior executives and other key employees are eligible to participate in the Plans. The total number of our common shares issued or which may be issued under our Plans may not exceed 5% of our total capital stock as of the date of the approval of the respective Program under the Plans.

The conditions for acquisition of options and shares, as provided in the Stock Plans, will be provided in option agreements to be entered into with each of the beneficiaries. Our board of directors or our personnel committee, as applicable, may establish different terms and conditions for each option agreement, even in similar or identical situations.

Exercise Price

The exercise price for each stock option will correspond to weighted average price per financial volume of our Common Shares listed on the B3’s trading sessions during the two months immediately preceding the approval date of each program under the Stock Plans. In the event that dividends or other Net Income are distributed to shareholders during such time, the exercise price will be correspondingly adjusted.

Vesting

Options granted under each program under the Stock Plans will vest in four annual installments of 25% of the total number of options granted beginning on the first anniversary of their grant date. In general, restricted shares will fully vest on the fourth anniversary of their grant date and, for independent members of the Board of Directors, restricted shares will vest within one (1) year of their grant date. Vesting periods may be accelerated upon a change of control.

Exercise Period

Vested options may be exercised during the period of eight years from the effective date of each program under the Stock Plans.

Long-Term Linx Pay Incentive Plan

In order to facilitate the retention of our key executives, as well as to ensure compliance with Linx Pay’s business plan, our board of directors, with support of our personnel committee, approved on January 22, 2019, a long-term incentive plan based on deferred shares for our management, or the ILP Program.

Towers Watson, a leading compensation consultancy, was contracted to support the personnel committee in building the ILP Program model based on best market practices. The ILP Program has a five-year duration, with restricted shares vesting annually upon Linx Pay’s achievement of gross revenue and contribution margin metrics. Pursuant to our ILP Program, restricted shares are subject to a two-year lock-up period after vesting.

If the abovementioned metrics are achieved, our management will be eligible to receive in the aggregate over a five-year period a total of up to 1.2 million shares issued by us. Based on a strike price of the last grant made by us on January 22, 2018 (R$28.31), total compensation under the ILP program corresponds to an aggregate R$34 million. The restricted shares issued under the ILP Program may only vest upon the achievement of the annual metrics established under the program, and will be divided among six of our executives over a five-year period. The first lock-up period will expire in December 2021, while the last lock-up period will expire in December 2025.

Insurance

We have obtained insurance coverage with Zurich Minas Brasil Seguros S.A. to protect our directors and officers against civil liabilities incurred by them while exercising their corporate functions during the coverage period. Under the terms of this insurance policy, the insurer will cover up to R$70 million in damages as determined by judicial or arbitral decisions as well as private settlements approved by the insurer. The insurance policy currently in effect expires on August 30, 2020 and excludes coverage for damages resulting from willful misconduct, fraud or severe negligence on the part of our directors and officers.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each member of the board of directors and board of executive officers has served in such office, see “—A. Directors and Senior Management.”

Fiscal Council

Under the Brazilian Corporate Law, the fiscal council (conselho fiscal) is an optional, non-permanent corporate governance body that, if constituted, must be independent from a company’s management and its external independent auditors. As such, it may not include members of the board of directors or executive officers or their spouses or relatives. In addition, a company’s fiscal council may not include employees of that company’s subsidiaries or of any entity that participates in its management.

The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report its findings to shareholders. Members of a company’s fiscal council are entitled to at least 10% of the average compensation paid to that company’s executive officers, excluding benefits, representation fees and profit sharing.

Any fiscal council must be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10% of our outstanding Common Shares, and its term ends at the first annual shareholders meeting following its creation. The request to establish a fiscal council can be submitted during any shareholders’ meeting, at which time the elections of members of the fiscal council would occur.

According to our bylaws, our fiscal council may consist of three members and an equal number of alternates, all of whom must be residents of Brazil.

The following table sets forth the name, position, election date and term of expiration for each member of our fiscal council, which has been elected at our annual general shareholders’ meeting held on April 30, 2020.

Name	Date of Birth	Position	Election Date	Date of Expiration of Term
Flávio Cesar Maia Luz	July 27, 1951	Member	April 30, 2020	April 30, 2021
João Adamo Junior	December 29, 1969	Member	April 30, 2020	April 30, 2021
Marcelo Amaral Morães	July 10, 1967	Member	April 30, 2020	April 30, 2021

The following is a summary of the business experience of the effective members of our fiscal council:

Flávio Cesar Maia Luz. Mr. Luz is a Managing Director of Doing Business Consultoria Empresarial Ltda. since 2010, where he specializes in the areas of corporate finance and governance. He was previously the Vice-President of the board of directors of Eletropaulo Metropolitana and Light S.A. Mr. Luz is currently President of the fiscal council of Ultrapar Participações as well as a member of the board of directors of Ser Educacional and Senior Solution. Mr. Luz holds a degree in civil engineering from Escola Politécnica, specializations in business management and applied economics from FGV, corporate finance from Harvard Business School, strategic marketing from Stanford University, negotiations from the University of California, Berkeley and mergers and acquisitions from the Wharton School of Business at the University of Pennsylvania.

João Adamo Junior. Mr. Adamo Junior is a member of the executive and investment committees of Cadence Gestora de Recursos. He previously held the positions of Vice-President of Structured Products at Banco Fenícia from 1993 to 1997, Head of Structured Products at Deutsche Bank from 1997 to 2000, chief executive officer of Maxblue DTVM, a joint venture between Deutsche Bank and Bank of Brasil. Mr. Adamo Junior was also the Adjunct Head of Wealth Management Products at UBS in São Paulo from 2003 to 2007, where he also acted as a senior executive in the integration of Banco Pactual into the UBS global platform. In 2007, he served as Executive Director at Vision Brazil Investments and was a member of the executive committee at Mainstay Asset Management and a member of the fiscal council of Net from 2012 to 2013. Mr. Adamo Junior is also a founding partner of More Invest Gestora de Recursos. He holds a law degree from Faculdade de Direito do Largo São Francisco as well as a degree in business management from FGV, where he obtained a specialization in applied economics.

Marcelo Amaral Morães. Since April 2004, Mr. Morães has been a member of the fiscal council of Vale where he currently serves as the President of the fiscal council. He is also the President of the fiscal council of Gol S.A. and the President of the fiscal council of Aceco until 2018. Mr. Morães is a member of the board of directors Eternit S.A. (since 2016) and was an Executive Director at the private equity firm Capital Dynamics Investimentos Ltda. (from January 2012 until April 2015). He holds a degree in economics from the Universidade Federal do Rio de Janeiro, or UFRJ, an MBA from COPPEAD at UFRJ and a postgraduate degree in corporate law and arbitration from FGV.

Executive Committees

At our general shareholders’ meeting held on December 4, 2012, we approved the creation of our statutory audit committee and a personnel committee. In August 2016, our board of directors created a strategy committee.

Statutory Audit Committee

Our statutory audit committee consists of a minimum of three members elected by the board of directors for a term of up to two years.

Our statutory audit committee has advisory functions, as set out in its charter, including: (1) recommending to the board of directors the hiring or replacement of independent auditors; (2) reviewing the interim and annual financial statements, including explanatory notes; (3) evaluating the effectiveness of internal and independent auditors, including as to the compliance with applicable legal and regulatory requirements; (4) assessing management’s compliance with the recommendations made by internal or independent auditors; (5) recommending to the board of directors to fix or improve policies, practices and procedures identified in the course of its duties; (6) evaluate and monitor our risk exposure and (7) meeting with the fiscal council, if in operation, and the board of directors, at their request, to discuss policies, practices and procedures identified within their respective powers. Our statutory audit committee meets whenever necessary.

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we only need to comply with the requirement that our statutory audit committee meet the SEC rules regarding audit committees for listed companies.

The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. We have established a statutory audit committee as approved at the annual shareholders’ meeting held on April 24, 2019. Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

The following are the members of our statutory audit committee as of the date of this annual report:

Name	Date of Birth	Position	Election Date	Date of Expiration of Term
João Cox	May 2, 1963	Chairman	April 26, 2020	April 26, 2021
Pedro Jaime Cervatti	December 20, 1953	Member	April 26, 2020	April 26, 2021
Roger de Barbosa Ingold	June 8, 1958	Member	April 26, 2020	April 26, 2021

The following is a summary of the business experience of the members of our statutory audit committee:

João Cox. Mr. Cox is an independent member of our board of directors and chairman of our statutory audit committee as well as a member of our personnel committee. Mr. Cox currently serves as Chairman of the board of directors of Vivara S.A., Vice-Chairman of the board of directors of Braskem S.A. and also as a member of the boards of directors of Petrobras S.A., Embraer S.A. and Qualicorp S.A. He is the founding partner and managing director of Cox Investments & Advisory. Between 2006 and 2010. Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Cox has served as a member of the boards of directors of certain companies in Brazil, Argentina, The Netherlands and Israel. He served as a board member of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and has attended graduate studies in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University.

Pedro Jaime Cervatti. Mr. Cervatti is a member of the board of directors and the chairman of the risk and audit committee of Grupo Boticário since 2014. In addition, he has been a member of the advisory board of Aker Solutions/CSE since 2018, and member of the finance, risk and audit committee of Química Amparo/Ypê since 2018. Mr. Cervatti has also been a senior consultant in the accounting offices of Contabilizei Contabilidade e Contabilizei Tecnologia since 2017. He previously also served as a member of the advisory board AMCHAM – Paraná from 2011 to 2018. Mr. Cervatti started his career as an independent auditor in 1978 and in 1993 he became an audit partner at KPMG Auditores Independentes, being COO from 2011 to 2014, and where he remained until his retirement in 2014. Mr. Cervatti was also a professor of accounting in the MBA programs of IBMEC Curitiba, from 1996 to 2006, and IBMEC São Paulo in 2017. From 2006 to 2015, he was a professor in the MBA program at Estação Business School in Curitiba, where he taught financial accounting, as well as corporate governance and risk management. Mr. Cervatti is a certified member of the IBGC’s board of directors and fiscal council. He holds bachelor’s degrees in business administration and accounting from Faculdade Ítalo-Brasileira. He also holds a master’s degree in accounting from the Pontifícia Universidade Católica of São Paulo.

Roger de Barbosa Ingold. Mr. Ingold is an independent member of our board of directors. He began working at Accenture in 1982, and in 1991, he was promoted to partner and in 2000 to Director of Brazil and Latin America. Mr. Ingold holds a degree in engineering from the Escola Politécnica da Universidade de São Paulo, or USP, and an MBA in finance from Instituto Brasileiro de Mercado de Capitais, or IBMEC.

Personnel Committee

Our personnel committee consists of a maximum of four members elected by our board of directors, with a term of up to two years each. Our personnel committee aims to develop policies and guidelines regarding the remuneration of our directors and officers, including, pursuant to its charter: (1) submitting to the board of directors the proposed distribution of total annual compensation of our directors and executive officers, based on standards practiced in the software market, as well as monitor the payment of remuneration and, where they do not follow the standards prevailing in the software market, to inform the board of directors; (2) deciding on the granting of share purchase options to our directors and employees; (3) deciding on our officers’ and employees’ participation in profits; (4) opining on the execution, amendment or termination of any agreement between us and any director that contemplates the payment of amounts due to voluntary or involuntary dismissal of a director, change of control or any other similar event, including the payment of compensation; (5) opining on the execution, amendment or termination of any of our contracts, except employment contracts, including loan agreements with any of our directors and/or shareholders or companies or third parties related to them; (6) deciding on the execution, amendment or termination of any of our contracts, including loan agreements with any consultants or employees (with the except of employment contracts) or any third parties or companies related to them; and (7) evaluating the requirements to appoint the members of our board of directors. Our personnel committee meets whenever necessary.

The following are the members of our personnel committee as of the date of this annual report:

Name	Date of Birth	Position	Election Date	Date of Expiration of Term
Alberto Menache	September 29, 1973	Chairman	April 26, 2019	April 26, 2021
João Cox	May 2, 1963	Member	April 26, 2019	April 26, 2021
Roger de Barbosa Ingold	June 8, 1958	Member	April 26, 2019	April 26, 2021

Strategy Committee

In August 2016, our board of directors created a strategy committee to support our board of directors in matters relating to corporate strategies and mergers and acquisitions.

The following are the members of our strategy committee as of the date of this annual report:

Name	Date of Birth	Position	Election Date	Date of Expiration of Term
Roger de Barbosa Ingold	June 8, 1958	Chairman	April 26, 2020	April 26, 2021
Alberto Menache	September 29, 1973	Member	April 26, 2020	April 26, 2021
Nércio José Monteiro Fernandes	March 25, 1963	Member	April 26, 2020	April 26, 2021

D. Employees

The table below sets forth the number of our employees by primary category of activity and geographic location as of the dates indicated:

	As of December 31, 2019
	Technical	Administrative	Management	Total
Argentina	99	10	14	123
Brazil
Aparecida de Goiânia	49	12	7	68
Bauru	87	16	6	109
Bebedouro	98	35	7	140
Belo Horizonte	160	47	12	219
Blumenau	117	22	6	145
Brusque	48	47	21	116
Campinas	46	28	8	82
Cascavel	111	30	9	150
Florianópolis	60	16	11	87
Joinville	129	41	13	183
Manaus	20	4	2	26
Porto Alegre	308	124	50	482
Recife	88	20	20	128
Rio de Janeiro	41	33	9	83
São Paulo	665	628	253	1,546
Uberlândia	97	17	5	119
Chile	4	1	1	6
Mexico	22	3	8	33
Peru	1	0	0	1
Total	2,250	1,134	462	3,846

We believe that our employees are an essential part of reaching our purpose and vision for the future. We are focused on transparency and clearly identifying our goals and how we want to get there. During the second half of 2019, we set out to identify the culture we had in the Company and redesigned it in the light of our future plans. In 2020, we began focusing our efforts on implementing this new culture. We continue to focus on transparency and communication and in early 2020, we launched a network communication platform to further engage and integrate our workforce.

Labor Unions

We believe that we have a good relationship with our employees and the unions that represents them. We are affiliated with the Union of Workers in Data Processing and Technology Information of the State of São Paulo – SINDPD (Sindpd - Sindicato dos Trabalhadores em Processamento de Dados e Tecnologia da Informação do Estado de São Paulo). We make monthly payments for contribution assistance contribution and union dues at least annually. Our employees have never made or threatened to carry out strikes or stoppages.

Compensation

Our employees’ compensation packages consist of fixed and variable compensation. Fixed compensation includes monthly salaries and fixed benefits, including medical insurance, funeral assistance, dental insurance, meal vouchers and life insurance. Variable compensation, such as bonuses, is determined on an individual basis. In addition, certain key employees, as determined by our board of directors, may be eligible to participate in our share-based compensation plans. For more information about our share-based compensation plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation.”

E. Share Ownership

The table below sets forth the share ownership of our directors and officers as of the date of this annual report:

Name	Position	Number of Common Shares Owned (1)	% of Common Shares Owned (1)
Nércio José Monteiro Fernandes	Chairman of the board of directors	10,861,395	5.73%
Alberto Menache	Vice-chairman of the board of directors and chief executive officer	8,566,413	4.52%
Alon Dayan	Member of the board of directors	6,933,988	3.66%
João Cox	Member of the board of directors	15,188	0.00%
Roger de Barbosa Ingold	Member of the board of directors	8,508	0.00%
Flavio Mambreu Menezes	Vice-President of Marketing and Human Resources	270,000
Gilsinei Valcir Hansen	Vice-President of Linx Core	15,523	0.00%
Jean Carlo Klaumann	Vice-President of Linx Digital	11,621	0.00%
Antonio Ramatis Fernandes Rodrigues	Chief Financial Officer and Investor Relations Officer	-	0.00%
Dênis Nieto Piovezan	Vice-President of Linx Pay Hub	-	0.00%
Flávio Cesar Maia Luz	Member of our fiscal council	-	0.00%
João Adamo Junior	Member of our fiscal council	-	0.00%
Marcelo Amaral Morães	Member of our fiscal council	-	0.00%

(1)	Does not include Common Shares subject to options exercisable within 60 days.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below presents information relating to the beneficial ownership of our Common Shares (including in the form of ADSs) by (1) each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; (2) each of our executive officers and directors individually; and (3) all of our executive officers and directors as a group, in each case as of March 31, 2020.

The number of Common Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares held by that person.

The percentage of outstanding Common Shares is computed on the basis of 189,408,960 Common Shares outstanding as of April 30, 2020. Common Shares that a person has the right to acquire within 60 days of April 30, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers directors as a group.

Shareholder	Number of Common Shares	Total Common Shares (%)(1)
5% Shareholders
GIC Private Limited	18,900,432	9.98
Genesis Asset Managers	10,124,454	5.35
J O Hambro	9,660,843	5.10
Itaú-Unibanco	9,552,679	5.04
Other Shareholders
Other Shareholders.	114,187,788	60.29
Executive Officers and Directors
Nércio José Monteiro Fernandes	10,861,395	5.73
Alberto Menache(2)	8,566,413	4.52
Alon Dayan	6,933,988	3.66
João Cox	*	*
Roger de Barbosa Ingold	*	*
Flávio Mambreu Menezes	*	*
Gilsinei Valcir Hansen	*	*
Jean Carlo Klaumann	*	*
Antonio Ramatis Fernandes Rodrigues	-	-
Dênis Nieto Piovezan	-	-
Flávio Cesar Maia Luz	-	-
João Adamo Junior	-	-
Marcelo Amaral Morães	-	-
All executive officers and directors as a group (13 persons)
All executive officers and directors as a group(3)	26,982,764	14.24
Total.	189,408,960	100.0

*Represents less than 1% of Common Shares outstanding.

(1)	Shareholdings do not sum to 100% due to the effects of rounding.
(2)	Includes 536,067 common shares subject to options exercisable within 60 days.
(3)	Includes 847,433 common shares subject to options exercisable within 60 days.

Changes in Share Ownership

On June 2019, our initial public offering included a primary and a secondary offering, the latter of which resulted in BNDES selling the entirety of its stake in our company.

Founding Block Shareholders’ Agreement

As of the date of this report, the founding block shareholders’ agreement (as defined below) is currently in effect. As used below, the “founding shareholders” refers to Nércio José Fernandes, Alberto Menache, Alon Dayan and Daniel Mayo. There are certain restrictions on voting rights of members of our board of directors in the founding block shareholders’ agreement, based on Article 118, Paragraph 9 of Brazilian Corporate Law.

On July 30, 2014, we entered into a shareholders’ agreement with our founding shareholders, or the founding block shareholders’ agreement. The founding block shareholders’ agreement was amended on September 17, 2018. The founding shareholders agreed to exercise their right to vote at our general meetings, and to have their representatives exercise their right to vote in our interest in accordance with this shareholders agreement. The founding block shareholders will vote in unison. Furthermore, the founding shareholders (other than Daniel Mayo) who would like to assign, transfer, give the capital of another company or promise to sell all or some of their shares, or any rights inherent to them to third parties should communicate his/her intention in writing to other founding shareholders, who (except for Daniel Mayo) will have a preemptive right to acquire such shares, on an equal basis with the other founding block shareholders. Such preemptive right will be exercised in proportion to each of the founding shareholders and prior to any notification pursuant to any other shareholder agreement.

Change of Control

Not applicable.

B. Related Party Transactions

In the ordinary course of our business, we enter into related party transactions on an arm’s length basis and according to prevailing market terms.

In accordance with the Brazilian Corporate Law and our bylaws in effect as of the date of this annual report, decisions with respect to related party transactions are made by our shareholders or our statutory audit committee and board of directors, as the case may be. No director may participate in deliberations with respect to any transaction in which such director has a conflict of interest with us.

Our Related Party Transaction Policy

Our bylaws do not provide any rules, policies or practices of the Company regarding the transactions with related parties. For this case it will be only applicable the Brazilian Corporate Law.

On November 12, 2018, our board of directors approved an updated related party policy, which is publicly available on our investor relations website.

Any transaction regarding The Related Parties Policy between the Company or its subsidiaries must be examined by Audit Committee (i) in the period of 1 (one) year reaches the amount up to R$10,000,000.00 (ten million reais); or (ii) it is relevant due to its characteristics, the Related Party with the Company, and/or the extent of the Related Party's interest in the transaction and must submit the potential transaction for prior review by the Audit Committee, as defined in item 4.2 of the Policy.

In accordance with our related transaction policy, our statutory audit committee will review potential material transactions with a related party.

In addition, our statutory audit committee is responsible for: (i) evaluating the counterparty selection process and the conditions for contracting any relevant transaction with related parties; (ii) approving in advance the execution of any relevant transaction with related parties; and (iii) subsequent to approving the transaction, submitting the approved transactions to our board of directors. We will not need to submit to the statutory audit committee intra-group related party transactions, such as transactions between the Company and a subsidiary.

Members of our statutory audit committee who are party to a potential related party transaction will not be able to review and approve such transaction as a result of a potential conflict of interest. Members of our statutory audit committee will be required to recuse themselves and will not be able to participate in meetings where the applicable related party transaction is discussed.

Our Chief Financial Officer will be required to prepare a quarterly report including information on related party transactions. The report will include the equity position of assets and liabilities, results and expenses recorded in the period and any other relevant information about these transactions. The quarterly report will be submitted to our statutory audit committee.

Related Party Transactions

Credit Facilities with BNDES

We and our subsidiaries have entered into several credit facilities with BNDES, the controlling shareholder of our shareholder BNDESPAR. For additional information regarding these credit facilities, including the nature of the credit facilities and the applicable interest rates, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves—Indebtedness.” In June 2019, as part of our intial public offering, BNDES Participações S.A. sold their entire equity interest in the Company. As a result, they are no longer a related party and we have not recorded these credit facilities as related party transactions as of and for the year ended December 31, 2019.

For additional information regarding related party transactions between us and our affiliates, see note 10 to our audited consolidated financial statements included elsewhere in this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 3 Key Information—A. Selected Financial Data” and “Item 17. Financial Statements.”

Legal and Administrative Proceedings

We are a party to certain judicial and administrative proceedings arising during the normal course of our business, including tax, labor and civil proceedings. As of December 31, 2019, our contingencies classified as probable losses (excluding those of acquired companies) totaled R$5.2 million in respect of or relating to tax, labor and civil proceedings, which we fully provisioned. In addition, we provisioned R$14.4 million in respect of potential risks relating to tax, labor and social security matters that we identified during due diligence we performed in connection with the acquisitions.

Our contingencies classified as possible and remote losses (including those of acquired companies and outsourced employees) totaled approximately R$62.8 million, for which we did not record any provisions.

Our provisions are based on the evaluations of our legal counsel with respect to each contingency and take into consideration the contingent liabilities deemed probable losses (excluding those of acquired companies, as explained above) by our external and internal counsel, the values of which have fully accrued.

Civil

As of December 31, 2019, we and our subsidiaries (Linx Sistemas and DCG) were parties to 359 civil lawsuits (163 as plaintiffs), which generally related to compensation claims, contract termination and credit recovery under judicial restructure and bankruptcy.

As of December 31, 2019, we were a defendant in 53 legal proceedings classified as probable losses. Based on the opinion of our legal counsel, considering the evolution of each proceeding, we recorded provisions for civil contingencies classified as probable losses in the aggregate amount of R$1.6 million as of December 31, 2019.

Tax

As of December 31, 2019, we and our subsidiaries were involved in approximately 74 administrative or judicial proceedings (24 as plaintiffs) principally related to federal tax offsets that have not been approved or that were partially approved by the relevant authorities.

Based on the opinion of our legal counsel, we and our subsidiaries recorded provisions for our tax contingencies as of December 31, 2019, in an aggregate amount of R$8.8 million, given that we are defendants in administrative tax proceedings in which the risk of loss was classified as probable.

In addition to these administrative tax proceedings, we and our subsidiaries are also party to lawsuits questioning the constitutionality, legality and the interpretation of certain tax laws (such as the inclusion of ISS in the calculation of PIS and COFINS, as well as the inclusion of certain components for calculating social security contributions payable by us and our subsidiaries).

On November 5, 2018, tax authorities from the State of São Paulo filed a tax assessment notice against our subsidiary Linx Sistemas to levy: (1) the payment of the State Value Added Tax (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços) on leasing transactions of equipment and data center spaces carried out in the period between January 2014 and December 2015; and (2) a fine equivalent to 50% of the adjusted value of the tax, which totaled R$38.4 million. Linx Telecomunicações Ltda., another of our subsidiaries, was deemed jointly liable for the entirety of outstanding tax and penalties. The administrative defense filed by both companies was denied by the state administrative court of first instance. An appeal has been filed for which we are currently awaiting judgment. Our legal counsel has classified the risk of loss as possible.

Labor

As of December 31, 2019, we and our subsidiaries were party to 112 administrative or legal proceedings, mostly related to overtime, additional night pay, salary differences and differences in severance pay, among others.

As of December 31, 2019, we were a party to 40 labor claims classified as probable losses, for which we recorded a provision in the aggregate amount of R$9.2 million (as adjusted based on the INPC index).

Settlement Agreements

In addition, we entered into two settlement agreements with public regional labor prosecutors as set forth below:

No. 214/2015

On May 29, 2015, Linx Sistemas e Consultoria Ltda., or Linx Sistemas, entered into a settlement agreement (Termo de Ajustamento de Conduta), or TAC, with the Public Regional Labor Prosecutor of the State of Rio Grande do Sul. Pursuant to this TAC, Linx Sistemas agreed to refrain from contracting self-employed workers through legal entities established by those self-employed workers to render, on a regular basis, activities related to our business. In the event we breach this TAC, we will be subject to a fine of R$10.0 thousand per irregular worker. We were also imposed to a fine of R$300.0 thousand, which we paid by means of applying the amount of the fine to fund certain social projects.

No. 394/2018

On October 9, 2018, Linx Sistemas entered into a TAC with the Public Regional Labor Prosecutor of the State of São Paulo, related to a failure to fully comply with its obligations under Art. 93 of Law No. 8,213/93, of July 24, 1991, which required that Linx Sistemas hire a certain percentage of disabled workers, or the Legal Quota. The TAC requires, among other obligations, that Linx Sistemas hire disabled workers in accordance with the Legal Quota. Pursuant to the TAC, Linx Sistemas is subject to fines equal to: (1) R$10.0 thousand multiplied by the number of disabled persons not hired as required by the Legal Quota, or were working under unlawful conditions, (2) R$10.0 thousand multiplied by the number of disabled workers that we would be required to hire if Linx Sistemas is not compliant and (3) R$1.0 thousand for each day that Linx Sistemas does not attest to being compliant with the TAC. There was no payment of fines, only investments in the qualification of disabled workers with SENAI.

Dividends and Dividend Policy

The table below sets forth our historical dividend payments made in the years ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31,
	2019	2018	2017
	(in R$ thousands, unless otherwise indicated)

Net income	38,876	71,055	84,845
Dividends declared and interest on equity over net income for the period (%)	51.4%	56.29%	47.14%
Net income in relation to shareholders’ equity (%)	2.17%	6.72%	7.25%
Total dividends declared and interest on equity	20,000	40,000	40,000
Profit retention	18,876	31,055	44,845
Date of the retention approval	April 30, 2020	April 24, 2019	April 16, 2018

Amounts Available for Distribution

At each annual shareholders’ meeting, our board of directors is required to advise on the allocation of our net income for the preceding year. The Brazilian Corporate Law and our bylaws in effect as of the date of this annual report require that we distribute annually to our shareholders a mandatory dividend, which is the mandatory distribution of a minimum percentage of our net income for the prior fiscal year, unless our board of directors recommends against such distribution due to considerations relating to our then financial condition.

Also, according to the Brazilian Corporate Law, a corporation’s net income may be allocated to profit reserves and to the payment of dividends.

Our bylaws provide that an amount equal to at least 25% of our annual net profit, after deducting allocations to the legal reserve, statutory reserve, contingency reserve and other reserves, if any, or reversing contingency reserve amounts from prior years, if any, and unrealized profit reserve amounts, upon their realization and if not absorbed by subsequent losses, if any, should be available for distribution as mandatory dividends or interest on equity.

Payment of Dividends and Interest on Equity

The Brazilian Corporate Law requires that the bylaws of a Brazilian corporation specify a minimum percentage of income available for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders either as dividends or interest on equity.

Pursuant to the Brazilian Corporate Law and our bylaws in effect as of the date of this annual report, at least 25.0% of our adjusted net income should be allotted for the distribution and payment of the mandatory dividend to our shareholders. Our net income for this purpose is adjusted by reducing net income allocated to our legal reserve and other reserves, and by increasing net income by any reversals of the reserves.

While we are required under the Brazilian Corporate Law to pay a mandatory distribution every year, we are also allowed to suspend the mandatory distribution of dividends if the board of directors reports to our annual shareholders’ meeting that the distribution would be inadvisable given our financial condition. In addition, our management must submit a report setting out the reasons for the suspension to the CVM. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as soon as the financial condition of the company permits such payments.

Dividends

We are required, pursuant to the Brazilian Corporate Law, to hold a shareholders’ meeting by no later than the fourth month after the end of each fiscal year, at which, among other matters, the shareholders shall decide on the yearly dividend distribution. The yearly dividend payment is based upon our audited consolidated financial statements for the immediately preceding fiscal year.

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under the Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless a shareholders’ resolution established another payment date, which, in any event, must occur before the end of the year in which the dividend is declared.

Shareholders have a three-year period from the date of the resolution for the payment of dividends to claim the dividends or interest on equity, after which the aggregate amount of any unclaimed dividend legally reverts to us.

Pursuant to our bylaws, our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on realized profits verified in semi-annual financial statements. The board of directors may also declare dividends based on financial statements prepared in shorter periods, provided that the total amount of dividends paid in each semester does not exceed the amounts accounted for in our capital reserve account set forth in paragraph 1 of Article 182 of the Brazilian Corporate Law.

Interest on equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest on equity to shareholders, and to treat those payments as a deductible expense for purposes of calculating corporate income tax and, since 1998, the social contribution. Payment of this interest on equity shall be made at the discretion of the board of directors, subject to the approval by shareholders at a general meeting.

The amount of the tax deduction in each year is limited to the greater of 50.0% of our net income (after the deduction of any allowances for social contribution tax, but before considering allowances for corporate income tax and interest on equity) for the period in respect of which the payment is made and 50.0% of our accumulated profits and profit reserves at the beginning of the relevant period. Payments of interest on equity, net of withholding income tax, may be considered as part of the mandatory dividend distribution. The rate applied in calculating interest on equity cannot exceed the pro rata die variation of the TJLP. Under applicable law, we are required to pay to our shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on equity, after payment of any applicable withholding tax, plus the amount of distributed dividends, is at least equivalent to the minimum mandatory dividend amount.

Dividend Policy

The destination of our accrued profits is determined by our shareholders at the general shareholders’ meeting, observing the limits set by applicable law and our bylaws. We maintain a legal reserve as well as a profit retention reserve that aims to strengthen our financial position and enable our organic growth. Five per cent of our net income must be allocated to our legal reserve, which may not exceed 20% of our capital stock, unless another destination cannot be determined at the general shareholders’ meeting. The maximum limit of our profit retention reserve is equal to the value of our capital stock minus the balances of our other reserves.

Reserve Accounts

Capital reserves

Under the Brazilian Corporate Law, our capital stock reserves consists of: the premium on the issuance of shares, special premium reserve from mergers, disposition of warrants, debentures issuance premium, tax incentive and donations. The amounts accounted as our capital stock reserve are disregarded for the purpose of determination of mandatory dividends. While listed under the Novo Mercado, we may not issue participation bonuses (partes beneficiárias). Capital stock reserves may only be applied to, (1) absorb losses that exceed accumulated earnings and profit reserves; (2) redeem, repay or purchase our Common Shares; (3) redeem the shares of our founding shareholder and (4) increase our capital stock, when applicable. Amounts credited to our capital reserve are not included in the calculation of the minimum mandatory dividend.

Legal reserve

Under the Brazilian Corporate Law and our bylaws in effect as of the date of this annual report, we are required to maintain a legal reserve to which we must allocate 5% of our net profit for each fiscal year, after certain deductions permitted by law, until the aggregate amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may be used only for the increase of our capital stock or to offset net losses. Therefore, funds in our legal reserve are not available for the payment of dividends.

Profit retention reserve

Pursuant to the Brazilian Corporate Law, our shareholders may decide at the annual shareholders’ meeting to retain a portion of our net income for investments in the company. The amount retained must be used as provided for in a capital expenditure budget previously approved by our shareholders. If encompassing more than one year, this budget must be reviewed annually. The allocation of funds to this reserve cannot jeopardize the payment of the mandatory dividends.

Taxation of Dividends

Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which may be subject to Brazilian withholding income tax at varying tax rates. Any payment of interest attributable to shareholders’ equity to holders of our Common Shares whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is domiciled in a Favorable Tax Jurisdiction. For information regarding Brazilian tax implications of dividends and interest attributable to shareholders’ equity, see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations.”

Holders of Common Shares or ADSs may also be subject to U.S. federal income taxation on dividends and interest attributable to shareholders’ equity. For more information on the U.S. federal income tax implications of dividends and interest attributable to shareholders’ equity, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

B. Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are listed on the B3 under the symbol “LINX3.” ADSs representing our Common Shares trade on the NYSE under the symbol “LINX.” On December 31, 2019, there were 179,539,188 Common Shares issued and outstanding (excluding 9,869,772 Common Shares held in treasury), and there were 13,358,978 ADSs outstanding, representing 7.4% of our outstanding Common Shares.

On June 27, 2019, we concluded our initial public offering of 32,774,601 Common Shares (including in the form of ADSs), which consisted of both an international offering and a Brazilian offering. Our initial public offering resulted in gross proceeds in the aggregate amount of approximately US$297.7 million.

B. Plan of Distribution

Not applicable.

C. Markets

Our Common Shares trade on the B3. Our ADSs representing one Common Share trade on the NYSE.

Regulation of the Brazilian Securities Market

Pursuant to Law No. 6,385, of December 7, 1976, as amended, or the Brazilian Securities Law, and the Brazilian Corporate Law, the Brazilian securities market is regulated and supervised by the CMN, which has general authority over the stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms and the governance of Brazilian stock exchanges.

Under the Brazilian Corporate Law, a company may be either publicly held (companhia aberta), like us, or privately held (companhia fechada). A company is publicly held when it has registered as such with the CVM, thereby becoming subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to certain limitations.

The over-the-counter market is divided into two categories: (1) organized over-the-counter market, in which the transactions are supervised by self-regulating entities authorized by the CVM and (2) non-organized over-the-counter market, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, transactions are directly traded among persons, outside the stock exchange market, through a financial institution authorized by the CVM. The institution shall be registered with the CVM (and in the relevant over-the-counter market), but there is no need for a special license to trade securities of a publicly held company on the over-the-counter market.

The trading of securities on the B3 may be suspended at the request of a company in anticipation of an announcement of a material event. Trading may also be suspended by the B3 or the CVM based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3, among other reasons.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain restrictions under the Brazilian foreign investment legislation. See “—Investment in Our Common Shares by Non-Residents of Brazil.”

Trading on the B3

Trading on the B3 is conducted every business day between 10:00 a.m. and 5:00 p.m. and between 10:00 a.m. to 6:00 p.m. during daylight savings time in Brazil on an automated system known as Megabolsa. The B3 also permits trading, except during daylight savings time in Brazil, from 5:30 p.m. to 6:00 p.m. on an online system called the “after market,” which is connected to traditional and online brokers. Trading on the “after market” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

When investors trade shares on the B3, the settlement occurs in two business days after the trade date and no adjustments for inflation are made. Generally, the seller is required to deliver the shares to the B3 on the second business day following the trade date. Delivery of, and payment for, shares are made through the facilities of a clearing house, the Central Depositária of the B3.

For a more efficient control of volatility of the BOVESPA Index, the B3 has adopted a circuit breaker system that suspends trading for 30 minutes or one hour whenever the BOVESPA Index falls below the limits of 10% and 15%, respectively, compared with the level at the close of trading during the preceding trading session. If the BOVESPA Index falls below the limit of 20%, the B3 may suspend trading for a period of time to be defined by the B3 at the time of such event.

The Novo Mercado

In 2000, the B3 introduced three special stock market segments for the trading of shares, named Level 1, Level 2 and the Novo Mercado (the latter was last amended in October 2017). These stock market segments have the purpose of prompting public companies to (1) disclose information to the market and their shareholders in connection with their business in addition to the information required by law and (2) adopt corporate governance practices, such as best practices for management, transparency and protection of minority shareholders.

Our Common Shares are listed on the Novo Mercado. To have its shares listed on the Novo Mercado, a company, its management, controlling shareholder and the B3 must enter into the Novo Mercado Participation Agreement and the company’s bylaws must comply with the rules of the Novo Mercado.

Companies listed on the Novo Mercado are voluntarily subject to stricter rules than those provided for under the Brazilian Corporate Law, such as requirements to:

•	issue Common Shares only;

•	ensure that shares of the issuer representing at least 25.0% of its total capital are effectively available for trading;

•	agree to adopt and publish (i) a code of conduct that establishes the principles and values that guide the company, (ii) an appointment policy for management members, (iii) a risk management policy, (iv) a remuneration policy, (v) a related-party transactions policy and (vi) an insider trading policy that applies, at a minimum, to the issuer, its controlling shareholder, the members of its board of directors and fiscal council, the executive management team and members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws;

•	have an audit committee and implement compliance measures; and

•	agree to require the issuer, its shareholders, directors and members of the fiscal council to resolve any and all disputes among them by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado, or CAM).

Moreover, the board of directors of companies listed on the Novo Mercado must have members elected at a shareholders’ meeting, with a term of up to two years, subject to reelection. At least two members or 20.0%, whichever is greater, of the members of the board of directors must be independent directors (and their independence must be demonstrated). Furthermore, the rules of the Novo Mercado do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position), except when there is a vacancy in either position which cannot otherwise be filled.

Companies listed on the Novo Mercado are required to, among other things:

•	conduct public tender offers for purchase of shares under certain circumstances, such as a delisting from the Novo Mercado;

•	conduct offerings that will facilitate broad share ownership;

•	extend to all shareholders the same conditions given to the controlling shareholder by occasion of the sale of the share control of the company;

•	provide quarterly nonfinancial information, including the number of shares held by the company’s management and the number of outstanding shares; and

•	disclose related-party transactions.

Corporate governance practices

This section presents information on corporate governance practices adopted by us, and should be read in conjunction with “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

According to the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or IBGC, corporate governance is the system for managing and overseeing companies and it involves relationships between the company’s shareholders, the board of directors, the board of executive officers, the independent auditors and the fiscal council. The basic principles of corporate governance are: (1) transparency; (2) equity; (3) accountability and (4) corporate responsibility.

The principle of transparency requires that management provide to the market not only information about the company’s financial performance but also with regard to other factors (even if intangible) which guide corporate actions. Equity means fair and equitable treatment of all minority groups, employees, customers, suppliers or creditors. Accountability refers to the fact that management must report to bodies which elected or appointed them and take full responsibility for their actions. Finally, corporate responsibility represents a broader view of corporate strategy, incorporating social and environmental considerations into the definition of business and operations.

Among the corporate governance practices that we have adopted, the following stand out:

•	Our share capital is comprised only of Common Shares, giving voting rights to all of our shareholders.

•	We maintain and disclose a record containing the number of shares that each shareholder owns, and identify them by name.

•	We maintain a requirement to make a mandatory offer to purchase shares that results in transfer of corporate control to all shareholders and not just to the holders of the controlling block. All shareholders should have the option to sell their shares under the same conditions. The transfer of control must be made at a transparent price. In case of sale of all of the control block, the purchaser must address the public offer to all shareholders under the same conditions as the controller (tag-along rights).

•	We hire an independent auditing firm to analyze our balance sheets and financial statements.

•	We have a statutory provision for installation of a fiscal council.

•	We have careful site selection for our general meeting in order to facilitate the presence of all of our members or their representatives.

•	Our bylaws in effect as of the date of this annual report contain a clear definition of (1) the manner of convening our general meetings and (2) the manner of electing, removing and the terms of office of the members of our board of directors and our executive officers.

•	We aim for transparency in our annual management report.

•	We permit free access to the information and facilities of our board of directors.

•	We resolve conflicts that may arise between our shareholders, officers, members of our fiscal council and us through arbitration.

Investment in Our Common Shares by Non-Residents of Brazil

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, dated September 3, 1962 (as amended), or CMN Resolution No. 4,373, dated September 29, 2014 (as amended), and CVM Instruction No. 560 of March 27, 2015 (as amended).

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations” for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

Under CMN Resolution No. 4,373, investors who are non-residents in Brazil may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. CMN Resolution No. 4,373 covers investors who are individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside of Brazil. Under CMN Resolution No. 4,373, an investor under this category must:

•	appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Central Bank to receive service of process related to any action regarding financial and capital markets legislation, among others;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint one or more authorized custodians in Brazil for its investments, which custodian must be duly authorized by the CVM; and

•	through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 1,863/2018. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a Brazilian identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

If a holder of ADSs decides to exchange ADSs for the underlying Common Shares, the holder will be entitled to (i) sell the Common Shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our Common Shares, (ii) convert its investment into a foreign portfolio investment under of CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.

If a holder of ADSs wishes to convert its investment into either an foreign portfolio investment under of CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for Common Shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our Common Shares in Brazil.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our bylaws have been registered with the Public Registry of the State of São Paulo (Junta Comercial de São Paulo) under company number (NIRE) 35.300.316.584. Our bylaws are incorporated by reference hereto as Exhibit 1.01.

Our bylaws were last amended on September 5, 2019.

Summary of Special Conditions Relating to Directors and Officers

Although our bylaws do not specifically address this matter, our Company, our directors and our officers are obliged to adhere to the provisions of the Brazilian Corporate Law, which regulates corporations in Brazil, and to observe the rules of the CVM and the B3.

In general terms, Section 153 of the Brazilian Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence that a person normally employs in the administration of his/her own affairs.

In addition, Section154, paragraph 2 of the Brazilian Corporate Law states that directors and officers shall not: (1) perform an act of liberality at the expense of the company; (2) borrow money or property from the company or use company’s property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest, without the prior approval of a general shareholders’ meeting or the board of directors; (3) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the company’s bylaws or a general shareholders’ meeting.

Section 156 of the Brazilian Corporate Law states that an administrator (member of the board of directors or board of executive officers) shall not take part in any corporate transaction in which he/she has an interest that conflicts with an interest of the company, nor in the decisions made by the other officers on the matter.

The following is a brief summary of certain significant provisions of our bylaws, Brazilian Corporate Law, and the rules and regulations of the CVM and of the Novo Mercado segment of the B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Novo Mercado segment of the B3, see “—Rights of Common Shares.”

Corporate Purpose

Our corporate purposes, as set forth in article 3 of our bylaws include, among others: (1) providing computing infrastructure and hardware services; (2) management and storage of data in cloud computing for consulting; (3) support and software development; (4) software licensing; (5) data processing services; (6) outsourcing IT services and general administrative accounting services, especially those related to corporate incentives, such as mileage cards and gifts; (7) website hosting and development; (8) developing activities related to credit cards, gifts, shopping clubs, mileage cards and similar activities by collecting, transmitting and processing data and settling credit/debit transactions, direct consumer credit (crédito direto ao consumidor), or CDC, purchase, withdrawal and other methods of payment; (9) accreditation of legal entities or individuals, suppliers of goods and/or service providers for acceptance of credit/debit cards, CDC, purchase, withdrawal, and other methods of payment; (10) selling, importing and exporting new and used computers, peripheral devices, pieces, software and programs for electronic equipment; (11) equipment leasing; (12) developing individual and commercial computer language courses; (13) selling books and magazines; (14) selling computer supplies; (15) rendering technical support for commercial activities; (16) consulting, support and courses for personnel recruitment and development; (17) providing logistics consulting and services; (18) renting and subletting space for storage of equipment and goods; (19) developing activities that complement or are related to the corporation’s activities; (20) managing network maintenance, transmission and reception services, provision of global internet network access, technical support, leasing goods and real property, site hosting services, colocation and data processing; (21) providing telecommunications services such as data, image and sound transmission through various media, including network and circuit services, wireless and any other systems including the internet; import and export services related to telecommunications; (22) providing general administrative services to participating companies; (23) franchising; (24) acting as shareholder in other companies; and (25) representing other companies.

Capital Stock

As of the date of this annual report, the book value of our capital stock was R$645,447,005.42, consisting of 189,408,960 Common Shares outstanding without par value (including 27,299,898 Common Shares underlying the ADSs).

History of Capital Stock

On January 16, 2013, we approved a stock split at a ratio of 2.5 new shares for each existing share.

On February 6, 2013 and February 19, 2013, in connection with our initial public offering, we increased our capital stock by an aggregate R$343,102,500 through the issuance of a total 12,707,500 Common Shares at a price per share of R$27.00.

On June 14, 2016, our shareholders at an extraordinary shareholders meeting approved the stock split of our Common Shares at a ratio of 2:1. As a result, our total Common Shares outstanding totaled 141,207,396.

On September 13, 2016, our board of directors approved our offering of 24,000,000 Common Shares pursuant to CVM Instruction No. 476. As a result, our total Common Shares outstanding totaled 165,207,396.

On February 28, 2019, in connection with our Stock Plans, our board of directors approved an increase of our capital stock in the aggregate amount of R$362,025.78 through the issuance of a total 25,578 Common Shares, of which 8,979 Common Shares were issued at a price per share of R$15.27 and 16,599 Common Shares were issued at a price per share of R$13.55.

On May 3 and on June 25, 2019, our board of directors approved our offering of 23,100,000 Common Shares pursuant to CVM Instruction No. 400. As a result, our total Common Shares outstanding totaled 189,408,960.

Between September 2013 and the date of this annual report, we issued an aggregate of 2,933,450 Common Shares to satisfy the exercise of options to purchase Common Shares granted under the Stock Plans.

Rights of Common Shares

Our Common Shares have 100% tag along rights, a right to vote and a right to capital reimbursement. The mandatory dividend is based on a percentage of adjusted net income in each fiscal year, to be not less than 25%, rather than a fixed amount per share. According to our bylaws in effect as of the date of this annual report, at least 25% of our net income for the fiscal year, calculated in accordance with the Brazilian Corporate Law and Brazilian GAAP, should be distributed as a mandatory annual dividend.

In the event of our liquidation, and after payment of all our obligations, our shareholders will receive payments for the repayment of capital in proportion to their respective capital interests. Any dissenting shareholder of certain resolutions passed at our general meeting has a right to withdraw as a shareholder, upon reimbursement of the value of their shares, based on their book value, provided that the situation fits within any of the cases expressly provided for in the Brazilian Corporate Law. The withdrawal right must be exercised within 30 days from the publication of the minutes of the general meeting during which the certain resolutions were passed.

In accordance with the Brazilian Corporate Law, neither our bylaws in effect as of the date of this annual report nor actions taken at our general shareholders’ meeting may deprive our shareholder of rights to: (1) participate in our profit or to receive one’s share in case of our liquidation; (2) oversee our management, convertible debentures or warrants, subject to conditions set out in the Brazilian Corporate Law; (3) preference for subscription of our shares, convertible debentures or warrants, subject to conditions set out in the Brazilian Corporate Law and (4) withdraw as a shareholder, pursuant to the Brazilian Corporate Law.

Shareholders’ Meetings

At shareholders’ meetings, our shareholders are generally authorized to take any action relating to our corporate purpose and to adopt such resolutions as they may deem necessary. Shareholders at the annual general shareholders’ meeting have the exclusive right to approve our audited consolidated financial statements and to determine the allocation of our net income and the payment of dividends with respect to the prior year.

A special shareholders’ meeting may be held at any time, including concurrently with the annual shareholders’ meeting. The following actions, among others, may be taken exclusively at a shareholders’ meeting:

•	amendment of our bylaws;

•	election or dismissal, at any time, of members of the board of directors or, if installed, of the fiscal council;

•	determination of the aggregate compensation for the members of the board of directors and executive officers, as well as the fiscal council’s compensation, if established;

•	examination, discussion and approval of management reports and our audited consolidated financial statements;

•	approval (or ratification, as the case may be) of the merger, consolidation, spin-off, or other transaction with similar effects (including sale of assets) involving us or any of our subsidiaries;

•	approval of our dissolution and liquidation, and the appointment and removal of any liquidator and review of the reports prepared by the liquidator describing our acts, transactions and final accounts, and election of the members of our fiscal council, which shall be installed in the event of our liquidation;

•	approval of bonuses consisting of shares and any stock splits or classifications;

•	approval of the establishment of stock option plans for our directors, executive officers, employees, or individuals rendering services to us or to our direct or indirect subsidiaries;

•	approval of the distribution of our profits and the payment of dividends and interest attributable to shareholders’ equity in accordance with a proposal submitted by our management;

•	approval of any an increase or reduction of our capital stock, or any issuance of shares or other securities convertible into our shares, except in accordance with the provisions of article 6 of our bylaws;

•	authorization of our de-listing with the CVM, or initiation of the process of going private;

•	authorization of our delisting from the Novo Mercado, which should be communicated in writing to B3 with 30 days’ notice;

•	suspension of the rights of a shareholder pursuant to article 120 of the Brazilian Corporate Law;

•	selection of the institution responsible for determining our economic value in connection with mandatory tender offers required under our bylaws and the listing rules of the Novo Mercado; and

•	dissolution and liquidation, as well as the election and removal of the liquidator and approval of the accounts presented by them.

Under the Brazilian Corporate Law, our bylaws and the listing rules of the Novo Mercado, our shareholders may not limit the following shareholder rights:

•	to participate in dividend distributions in proportion to each shareholder’s respective interest;

•	to receive any residual assets in the event that we are liquidated in proportion to each shareholder’s respective interest;

•	preemptive rights to subscribe for shares, convertible debentures and subscription warrants (bônus de subscrição), except under limited circumstances provided for by the Brazilian Corporate Law;

•	to monitor our business as provided for by the Brazilian Corporate Law; or

•	withdrawal rights as provided for by the Brazilian Corporate Law.

Quorum

As a general rule, the Brazilian Corporate Law provides that a quorum for purposes of a shareholders’ meeting shall consist of shareholders representing at least 25% of a company’s issued and outstanding voting capital stock on the first call, and if that quorum is not reached, quorum consists of shareholders representing any percentage of our voting capital stock on the second call.

Other than the exceptions provided for in our bylaws, the affirmative vote of shareholders representing at least the majority of our issued and outstanding Common Shares present in person or represented by a proxy at a shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of shareholders representing at least 50% of our issued and outstanding voting capital is required to approve the following:

•	a change in our corporate purpose;

•	a reduction in the percentage of minimum mandatory dividends to be distributed to our shareholders;

•	any merger into or consolidation with another company;

•	any spin-off of our assets;

•	our participation in a centralized group of companies (as defined by the Brazilian Corporate Law);

•	application for cancellation of any voluntary liquidation;

•	our dissolution; and

•	merging all our Common Shares into another company.

In the case of Brazilian publicly held corporations with a significant free float, if the prior shareholders’ meetings of the corporation were attended by common shareholders representing less than 50% of its total voting capital stock, the CVM may authorize a reduction of such quorum.

Notice of our shareholders’ meetings

Pursuant to the Brazilian Corporate Law, all of our general shareholders’ meetings must be called by means of at least three publications in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), and in O Estado de São Paulo. The first notice must be published no later than 15 days before the date of the meeting, and the second, no later than eight days before the date of the meeting.

In addition, under certain circumstances, the CVM may require that the first notice be published 30 days in advance of the shareholders’ meeting. The CVM may also, upon the request of any shareholder, suspend for up to 15 days the process of calling for a particular special shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in certain cases, a detailed description of the matters to be discussed.

Who may call our shareholders’ meetings

In addition to our board of directors, shareholders’ meetings may also be called by:

•	any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date they were required to do so under the Brazilian Corporate Law and our bylaws;

•	shareholders holding at least 5% of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•	shareholders holding at least 5% of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting for the creation of the fiscal council; and

•	our fiscal council, if one is established, if our board of directors fails to call an annual shareholders’ meeting within one calendar month after the date it was required to do so under the Brazilian Corporate Law. The fiscal council, if established, may also call a special shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Conditions for admission to our shareholders’ meetings

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the Common Shares they intend to vote.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting. Such proxy must be a shareholder, one of our directors or officers, a lawyer or a financial institution. An investment fund must be represented by its manager or a proxy.

Withdrawal and Redemption Rights

Withdrawal rights

Any of our shareholders who disagree with certain decisions made in a shareholders’ meeting have the right to withdraw from our company and receive reimbursement for the value of their shares.

Pursuant to the Brazilian Corporate Law, the right of withdrawal may be exercised under the following circumstances:

•	any spin-off in the circumstances described below;

•	a reduction of our minimum mandatory dividends;

•	a change in our corporate purpose;

•	the merger of shares involving us, in accordance with article 252 of the Brazilian Corporate Law;

•	our participation in a corporate group (as defined in the Brazilian Corporate Law);

•	the acquisition by us of the control of another company for a price that exceeds the limits established in paragraph two of article 256 of the Brazilian Corporate Law;

•	a change in our corporate form; or

•	our merger into or consolidation with another company.

However, under the Brazilian Corporate Law, a spin-off will not trigger withdrawal rights, unless it:

•	causes a change in our corporate purpose, except if the assets and liabilities spun off were transferred to a company whose primary activities are consistent with our corporate purpose;

•	reduces our minimum mandatory dividends; or

•	results in our participation in a centralized group of companies (as defined in the Brazilian Corporate Law).

In cases involving (1) our merger into or consolidation with another company, or (2) our participation in a corporate group (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdrawal rights if our shares:

•	are “liquid,” meaning they are part of the B3 Index or other stock exchange index (as defined by the CVM), and

•	are widely held, such that our controlling shareholders or their affiliates hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. In addition, we are entitled to reconsider any action that may give rise to withdrawal rights for ten days after the expiration of this period if we deem that the payment of the redemption amount to the dissenting shareholders would jeopardize our financial stability.

Upon the exercise of withdrawal rights, shareholders are entitled to receive the net worth of their shares, based on our most recent statement of financial position approved by our shareholders. If the resolution giving rise to the withdrawal rights is made later than 60 days after the date of our most recent approved statement of financial position, the shareholder may demand, together with the redemption, that his or her Common Shares be valued according to a new statement of financial position dated no more than 60 days before the resolution date. In this case, we must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Redemption

According to the Brazilian Corporate Law, we may redeem our shares subject to the approval of our shareholders at a special shareholders’ meeting, where shareholders representing at least 50% of the shares that would be affected approve it. Redemption can be paid with the company’s profits, profit reserves or capital reserve.

Preemptive Rights

Except as described in the paragraph below, our shareholders have a general preemptive right to subscribe to shares in any capital increase in proportion to their shareholding at the time of such capital increase. While our shareholders also have a general preemptive right to subscribe to any debenture convertible into Common Shares and subscription warrants that we may issue, no preemptive rights apply to actual conversions of debentures, acquisitions of shares resulting from the exercise of subscription warrants and granting of call options and issuance of shares as a result of their exercise. A period of at least 30 days following the publication of the notice of the capital increase or issuance of convertible debentures or subscription warrants is allowed for the exercise of the preemptive right. Shareholders may waive their preemptive rights.

However, pursuant to the Brazilian Corporate Law and our bylaws (in effect as of the date of this annual report), our board of directors is authorized to exclude preemptive rights or reduce their exercise period with respect to the issuance of new shares, convertible debentures and subscription warrants, up to the limit of the authorized stock capital, if the distribution of those shares, debentures or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Policy on the Trading of Our Securities by Us and Our Controlling Shareholders, the Members of Our Board of Directors and Our Executive Officers

We are subject to CVM Instruction No. 358 in respect of the securities we issue. We, our direct and indirect controlling shareholders, members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body or whomever which, by virtue of its title, duty or position in us, or in our controlling shareholders, controlled companies or companies where we have material influence, have knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisors), are considered insiders, and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.

Such restriction will also apply:

•	to any of our former officers and directors for a six-month period, if any such officer, director or member of the fiscal council left office prior to a disclosure of material information that occurred while in office;

•	if we intend to consolidate, spin off part or all of our assets, merge, transform, or reorganize;

•	to us, if an agreement, option or mandate that would effect a change of control in us has been entered into or granted;

•	to our direct or indirect controlling shareholders, the officers and members of the board of directors, whenever we, or any of our controlled companies, companies where we have material influence or companies under the same control, are in the process of purchasing or selling shares issued by us or have granted options or granted power of attorneys for such purposes; or

•	during the 15-day period preceding the disclosure of our quarterly information (informações trimestrais) or our standardized financial statements (demonstrações financeiras padronizadas), a standard form report containing relevant financial information derived from our financial statements that we are required to file with the CVM.

The trading restrictions described in the Trading Policy do not apply to our repurchase of any shares in a private transaction, nor to private transactions involving the exercise of an option to purchase treasury shares in compliance with a stock option plan pre-approved by our shareholders. The trading restrictions apply to us, our controlling shareholders, managers, tax advisors and employees with access to inside information, from the date of their signing the Trading Policy.

Periodic and Occasional Reporting Requirements

As a publicly listed company, we are subject to the reporting requirements established by the Brazilian Corporate Law and the CVM. Brazilian securities regulations require that a publicly listed corporation provide the CVM and the B3 with certain periodic information that includes annual reports, quarterly financial statements, quarterly management reports and reports by independent auditors. Furthermore, because our shares are listed on the Novo Mercado, we follow the disclosure requirements set forth in the listing rules of the Novo Mercado.

Disclosure of occasional and periodic information

Pursuant to the Brazilian Corporate Law, CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to CVM and the B3 the following occasional and periodic information, among others:

•	financial statements prepared in accordance with IFRS, as well as the managers and independent auditors’ report, within three months after the end of the fiscal year, or on the date they were made available to the shareholders, whichever earlier; together with the standard financial statements (Demonstrações Financeiras Padronizadas), a report in a standard form contemplating the material financial information resulting from our financial statements;

•	notices of our annual shareholders’ meeting on the earlier of (a) the date of their publication or (b) the 15 day prior to the annual shareholders’ meeting;

•	summary of the decisions and actions taken at our annual shareholders’ meetings, on the date they were held;

•	standard financial statements (Demonstrações Financeiras Padronizadas), within three months after the closing of the fiscal year;

•	interim standard financial statements (Informações Trimestrais), together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when the company discloses the information to the shareholders, or to third parties, whichever occurs first;

•	notices of our special shareholders’ meeting on the date of their publication;

•	a summary of the decisions and actions taken in our special shareholders’ meetings, on the same day they were held;

•	a copy of the minutes of each special shareholders’ meeting, within seven days after the meeting;

•	a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

•	disclosure of any material developments, on the same date a notice to the market on these developments is published;

•	information on any request for judicial reorganization or ratification of extrajudicial reorganization, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition; and

•	information on any judicial decision on our bankruptcy, on the date we take notice of it.

Information the B3 requires from companies listed on the Novo Mercado

In addition to the information required pursuant to applicable legislation, a company with shares listed on the Novo Mercado listing segment of the B3, such as ours, must observe the following additional disclosure requirements, among others:

•	we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) including information on related party transactions;

•	we must disclose all Earnings Releases, Material Facts and communications about dividends or interest on equity;

•	we must mention in our bylaws the arbitration provisions to which our shareholders and managers are bound.

Disclosure of trading by members of our board of directors, our executive officers and our fiscal council members

According to CVM regulations, our directors, executive officers, members of our fiscal council, as well as members of any of our technical or advisory committees are required to report to us the ownership and trading of our shares or the shares of any publicly held company that we control or are controlled by, or entities closely related to them. If the person is an individual, the communication must include the shares held by his or her spouse, partner or dependent that is included in his or her Brazilian tax return and any company directly or indirectly controlled by any of these persons. Such communication must include the following information:

•	the name and qualifications of the person providing the information;

•	the amount, type and/or class of shares traded, or in the case of other securities traded, the characteristics of such securities, and identification of the issuing company as well as the balance of the amount withheld before and after the trading; and

•	the form, price and date of the transaction or transactions.

This information must be sent (1) on the first business day after the appointment of the director, officer or member for his or her position, (2) when the publicly held company registration is submitted to the authorities and (3) within five days after each transaction.

We must provide such information to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed within 10 days after the end of each month in which any change in ownership occurred or after the end of each month in which they changed position or the date they take office.

This information must be delivered individually and in consolidated form by each category of persons indicated therein and the consolidated information will be available from the CVM in electronic form.

Our investor relations officer is responsible for the transmission of information received by us to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed.

Pursuant to CVM Instruction No. 358, whenever there is an increase or reduction of multiples of 5% in the ownership of any type of shares forming our capital stock by any shareholder or group of shareholders, including with respect to equity derivative instruments related to such shares, whether directly or indirectly, that shareholder or group of shareholders must disclose the following information to us: (1) the name and credentials of the person acquiring the shares; (2) the target of the acquisition of the ownership interest and the quantity of shares intended to be acquired, including, if relevant, a declaration that the transaction is not intended to effect a change the composition of our Company’s control or administrative structure; (3) the number of shares and other securities and/or derivatives referenced in the shares (with physical or financial settlement); (4) reference to any agreement or contract regulating the exercise of voting rights or the purchase and sale of our securities and (5) in the case of foreign shareholders, the name and Brazilian tax file number of their representative in Brazil. Moreover, we are required to send this information to the CVM and the B3 and update our Brazilian reference form (formulário de referência) accordingly.

Disclosure of material developments

We have a policy on disclosure of material information, or our disclosure policy, established pursuant to CVM Instruction No. 358 and approved during the meeting of our board of directors held on August 8, 2014. Our policy aims to establish the rules to be observed by our investor relations officer and other related parties regarding the dissemination of material information and the maintenance of confidentiality for information that has not been disclosed to the public.

Our disclosure policy aims to set high standards of conduct and transparency that should be observed both by our investor relations officer and other related parties identified by the disclosure policy. Our investor relations officer is primarily responsible for communication and dissemination of material information and the implementation and monitoring of our disclosure policy.

CVM Rule No. 358 defines the disclosure and use of information requirements about material acts or facts concerning publicly traded companies, including the following:

•	it establishes the “material fact” concept, including in this definition any decisions made by a controlling shareholder, resolutions from general shareholders’ meetings or decisions made at the management meetings of listed companies, as well as any other act or fact of a political-administrative, technical, business, or economic-financial nature concerning our business that may measurably impact: (1) the value of our shares; (2) investors’ decisions to buy, sell or hold our shares and (3) investors’ decisions to exercise their rights as holders of our shares;

•	it gives examples of potentially material acts or facts including, among others, agreements or contracts to transfer controlling shares of our company, addition or removal of a partner with whom we maintain an operational, financial, technological or administrative contract or relationship, or an incorporation, merger or split involving us or our affiliates;

•	it requires our investor relations officer, our controlling shareholders, members of our management, fiscal council members, if the fiscal council is established, and members of any technical or consulting committees to communicate any material facts to the CVM;

•	it requires the simultaneous disclosure of material facts in all markets where our shares are traded;

•	it obliges the purchaser of controlling shares of a listed company to disclose material facts, including their intention to cancel registration as a publicly traded company within one year of acquisition;

•	it establishes rules concerning disclosure of acquisition or disposal of a relevant interest in a publicly traded company; and

•	it limits the use of privileged information.

Under the terms of CVM Rule No. 358, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholder or management considers such disclosure to be prejudicial to a legitimate interest of ours.

Going Private Process

We may become a private company if we or, if applicable, our controlling shareholder conduct a public tender offer for the acquisition of all of our outstanding shares provided that:

•	the offering price represents the fair value of those shares, as defined under the Brazilian Corporate Law and CVM Instruction No. 361, dated March 5, 2002, as amended or CVM Instruction No. 361; and

•	holders of shares representing more than two-thirds of our outstanding shares have agreed to the delisting or accepted the offer provided, however, that for such purposes, outstanding shares shall mean shares held by those holders that have agreed to the delisting or enrolled to participate in the offer.

The Brazilian Corporate Law defines “fair price” as the price determined by the net book value, economic value or trading price of our Common Shares, or by the cash flow method, comparison of multiples method or some other criteria accepted by the CVM.

For companies listed on the Novo Mercado, the offering price must be at least equal to the economic value of our shares, as determined by a valuation report prepared by a specialized institution of recognized expertise agreed upon at a general meeting of our shareholders.

Pursuant to the Brazilian Corporate Law, the offering price may be reviewed if holders of at least 10% of our Common Shares request our board of directors to call an extraordinary shareholders’ meeting to determine whether to perform another valuation, according to the same or another criteria, to determine the value of our Common Shares. The request must be duly justified and submitted within 15 days from the disclosure of the offering price. Shareholders requesting a new appraisal, and those voting in favor of such a proposal, are responsible for the expenses incurred if the newly appraised value is lower than or equal to the initially appraised offering price. If the new valuation price is higher than the original valuation price, the public offering shall be made at the new valuation price or be cancelled.

Delisting from the Novo Mercado

We may, at any time following a decision of our controlling shareholder, if applicable, delist our shares from the Novo Mercado. In order for our shares to continue to be traded on the B3 (rather than the Novo Mercado), our controlling shareholder must launch a tender offer for all of our shares in compliance with the terms and conditions set forth under CVM Instruction No. 361 and the listing rules of the Novo Mercado, including those that stipulate that:

•	the offering price for the shares must be fair (certain provisions permit an additional valuation to be undertaken); and

•	holders of shares representing more than one-third of our outstanding shares must agree to the delisting or accept the offer provided, however, that for such purposes outstanding shares shall mean shares held by those holders that have agreed to the delisting or enrolled to participate in the offer.

The delisting from the Novo Mercado does not imply the cancellation of the trading of our shares on the B3. Where delisting occurs due to the cancellation of our publicly held company registration, a controlling shareholder must follow the requirements applicable to the cancellation of such registration.

Where delisting from the Novo Mercado occurs as a result of non-compliance with the obligations contained in the listing rules of the Novo Mercado, a public tender offer following the same procedures as set forth above must be commenced.

In the event of a corporate restructuring involving a transfer of our shareholding base, the resulting companies must list on the Novo Mercado within 120 days of the general meeting approving the corporate restructuring. Should the resulting companies not wish to list on the Novo Mercado, the restructuring must be approved by the majority of our outstanding shareholders.

Arbitration

Pursuant to the listing rules of the Novo Mercado, Article 45 of our bylaws contains the entirety of the Novo Mercado’s requirements relating to mandatory arbitration. Specifically, Article 45 of our bylaws and the Novo Mercado’s listing rules provide that our Company, shareholders, executive officers, directors and members of our fiscal council are required to resolve disputes through arbitration proceedings before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado) governed by Brazilian law, including those related to or arising out of the status of issuer, shareholder, executive officer, director or fiscal council member, and, especially arising from the provisions of Law 6,385/76, Law 6,404/76, our bylaws, the rules published by the Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth under the listing rules of the Novo Mercado and B3 regulations.

The abovementioned mandatory arbitration provision does not impact the rights of the holders of ADSs to pursue claims under the federal securities laws of the United States.

Change of Control

The listing rules of the Novo Mercado provide that a change of our control resulting from a transaction or a series of transactions is subject to the condition that a mandatory tender offer for all of our shares is launched by the acquirer. The tender offer must bear the same terms and conditions of the transaction effecting the change of control and must comply with the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In the event of an indirect change of control, the acquirer must disclose the value assigned to our company for the purpose of defining the price of the tender offer, as well as the assumptions and calculations underlying such valuation.

Annual Calendar

Pursuant to the Novo Mercado regulations, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to the B3.

Anti-Takeover Provisions

Different from companies incorporated under the laws of the State of Delaware, the majority of Brazilian publicly held companies do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are rare and thus no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. Brazilian Corporate Law, Rules of the Novo Mercado and our bylaws require any party that acquires 25% or more of our outstanding Common Shares, or a controlling shareholder, to extend a tender offer for shares held by non-controlling shareholders. In addition, any shareholder whose equity interest reaches 30% of our outstanding Common Shares must effect a tender offer for all of our outstanding Common Shares, under the terms of our bylaws. The price offered for our Common Shares in such tender offers would be calculated according to our bylaws, the Brazilian Corporate Law and applicable regulations.

Principal Differences between Brazilian and U.S. Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, as a result of the listing of the ADSs on the NYSE, we are required to comply with the listing rules of the NYSE, or NYSE rules.

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, we are required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and

•	provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

NYSE rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the B3 listing rules, our board of directors must be composed of a minimum of two independent directors or a minimum of 20% of our total directors must be independent, whichever is greater. In addition, pursuant to the Brazilian Corporate Law and CVM regulations, our directors are required to meet certain qualification requirements that address their compensation, duties and responsibilities. While our directors meet the qualification requirements of the Brazilian Corporate Law and CVM regulations, we do not believe that a majority of our directors would be considered independent under the NYSE rules test for director independence.

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporate Law does not have a similar provision.

Nominating/corporate governance committee and compensation committee

NYSE rules require that listed companies maintain a nominating/corporate governance committee and a compensation committee comprising entirely independent directors and governed by a written charter addressing each committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating/corporate governance committee include, among other matters, identifying and selecting qualified board member nominees and developing a set of applicable corporate governance principles. The responsibilities of the compensation committee, in turn, include, among other matters, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based compensation plans.

Pursuant to the Brazilian Corporate Law, we are not required to maintain a nominating committee, corporate governance committee or a compensation committee. Aggregate compensation for our directors and executive officers is established by our shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among our directors and executive officers is determined by our directors at board of director meetings. The Brazilian Corporate Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, listed companies that are subject to such rules and requirements are required to have an audit committee with a written charter that is compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, and the listed company must have an internal audit function and must fulfill all other requirements of the NYSE and Rule 10A-3.

Notwithstanding the above, the SEC has recognized that foreign private issuers may be exempt from such requirements, and local legislation may delegate some of the functions of the audit committee to other advisory bodies. We have established a statutory audit committee, which was approved at the annual shareholders’ meeting held on April 24, 2019. Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. We do not believe that our reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporate Law. See, “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Audit Committee.”

Shareholder Approval of Equity Compensation Plans

NYSE rules provide for limited exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period). In contrast, pursuant to the Brazilian Corporate Law, all stock option plans must be submitted for approval by the holders of our Common Shares.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado listing rules. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. We have adopted and observe policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to our securities as per CVM’s regulations and the Novo Mercado listing rules.

C. Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

D. Exchange Controls

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, with the goal of preserving Brazil’s foreign currency reserves, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank. These amounts were subsequently released in accordance with Brazilian government directives. There can be no assurance, however, that the Brazilian government may not take similar measures in the future.

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Common Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation that generally requires, among other things, obtaining an electronic registration under the Resolution No. 4,373. Under Resolution No. 4,373, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate electronic registration for each transaction. Investors under the Resolution No. 4,373 are also generally entitled to favorable tax treatment.

Electronic registrations by the Central Bank have been issued in the name of the Company with respect to the ADSs. Pursuant to the electronic registration, the custodian will be able to convert dividends and other distributions with respect to the shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.

E. Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares and ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date of this annual report, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of Common Shares or ADSs. Prospective holders of Common Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs in their particular circumstances.

Material Brazilian Tax Considerations

The following discussion, prepared by our Brazilian counsel, summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of Common Shares and ADSs by an individual, entity, trust or organization that is not domiciled or resident in Brazil for purposes of Brazilian taxation, or a Non-Resident Holder. The following is a general discussion and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. It is based upon the tax laws and regulations of Brazil as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change to the legislation may change the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian tax consequences to it of an investment in our Common Shares or ADSs.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. The summary below does not address any tax consequences under the tax laws of any state or locality of Brazil.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of Common Shares, are currently not subject to withholding income tax in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Notwithstanding the foregoing, it should be noted that Brazilian GAAP was subject to changes in the end of 2007 (effective as of 2008) in order to conform to IFRS accounting standards. However, until January 1, 2015, the Brazilian companies were still required to adopt, for tax purposes, the accounting rules and criteria that were effective on December 31, 2007, or the old Brazilian GAAP, pursuant to a transitory tax regime (regime tributário de transição), or RTT. Law No. 12,973 of May 13, 2014, as amended, or Law No. 12,973/14, extinguished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, the taxpayers were entitled to elect to adopt the new rules or to adopt the RTT.

Under the RTT, there was controversy on how tax authorities would view certain situations, including whether dividends should be calculated in accordance with the IFRS rules or the old Brazilian GAAP. It was debatable whether any dividend distributions made in accordance with IFRS rules in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be taxable income. In view of such controversy, Law No. 12,973/14 expressly determines that dividends calculated in accordance with the IFRS rules based on profits ascertained between January 1, 2008 and December 31, 2013 should not be subject to taxation.

Notwithstanding the provisions of Law No. 12,973/14, Brazilian tax authorities issued Normative Ruling No. 1,492, of September 17, 2014, which provides that dividend distributions supported by IFRS profits ascertained in the year 2014 that exceed the amount resulting from the adoption of the old Brazilian GAAP should be subject to taxation. However, this rule would only apply to taxpayers that have not elected to account for the effects of Law No. 12,973/14 (i.e., taxation based on IFRS rules) for the 2014 fiscal year.

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, if the provisions of Normative Ruling No. 1,492/14 are applicable, dividends ascertained in the fiscal year of 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP could be subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country or other jurisdiction (1) that does not impose income tax, (2) where the maximum income tax rate is lower than 20.0% or 17%, as the case may be, or (3) where the applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments (“Low or Nil Tax Jurisdiction”). See “Discussion on Low or Nil Tax Jurisdictions.”

There can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. If this tax exemption does not apply, it could have an adverse impact on Non-Resident Holders.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on equity and treat those payments as deductible expense, for purposes of calculating Brazilian corporate income tax and social contribution on net profits as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50% of net profits (after the deduction of social contribution on net profits and before taking into account the provision for corporate income tax and the amount attributable to shareholders as interest on equity) related to the period in respect of which the payment is made ; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made .

Payment of interest on equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Capital Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as our Common Shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a general rule, capital gains realized as a result of a sale or disposition of Common Shares are equal to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the Common Shares.

There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the Brazilian stock exchange (including the organized over-the-counter market) are :

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4,373/14 of the Brazilian Monetary Council, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•	subject to income tax at a rate of 15% in any other case, including the gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Under current law, for transactions taking place outside of the Brazilian stock exchange or the organized over-the-counter market, capital gains recognized by a Non-Resident Holder would be, in principle, subject to income tax in Brazil at progressive rates from 15% to 22.5% or 25%, if such Non-Resident Holder is resident or domiciled in a Low or Nil Tax Jurisdiction. The rates mentioned above would apply unless a lower rate is provided for in an applicable tax treaty between Brazil and the country where the non-resident holder is domiciled. Nonetheless, there are good arguments to sustain the position that the progressive rates should not apply to 4,373 Holders who are not resident or domiciled in Low or Nil Tax Jurisdictions.

Law No. 13,259 of March 16, 2016 determined the new progressive taxation method over capital gains mentioned above that has been in force since January 1, 2017. Capital gains are subject to income tax based on the following rates:

(i) 15% on any capital gain not exceeding R$5,000,000.00;

(ii) 17.5% on the portion of the capital gain between R$5,000,000.00 and R$10,000,000.00;

(iii) 20% on the portion of the capital gain between R$10,000,000.00 and R$30,000,000.00; or

(iv) 22.5% on the portion of the capital gain exceeding R$30,000,000.00.

If the Non-Resident Holder is a 4,373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction, it is arguable that the progressive rates mentioned above should not apply and, in such case, the 4,373 Holder would be subject to income tax at a fixed rate of 15%.

In the cases above, if the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution the withholding income tax of 0.005% will apply and can be later offset against any income tax due on the capital gains.

The exercise of any preemptive rights relating to our Common Shares will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of shares.

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, Low or Nil Tax Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes the income tax at a rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. On November 28, 2014, the Brazilian tax authorities issued the Ordinance No. 488, which decreased from 20% to 17% such minimum threshold for specific cases. The 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20% or 17%, as the case may be; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%, or 17%, as applicable; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037, of June 7, 2010, or Normative Ruling No. 1,037/10, as amended, listing (1) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (2) the Privileged Tax Regimes.

The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of Privileged Tax Regimes should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization rules. According to this interpretation, the concept of Privileged Tax Regimes should not be applied in connection with the taxation of dividends, interest on equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the fact that such “privileged tax regime” concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization and cross-border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regime definition also applies to other types of transactions.

As a result, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to non-resident investors holding Common Shares such as a Non-Resident Holder. Prospective purchasers should therefore consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727/08, Normative Ruling No. 1,037/10, as amended, and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and Privileged Tax Regimes.

Sales of ADSs

Arguably, the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above. If this income tax does apply, it could have an adverse impact on Non-Resident Holders.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under CMN Resolution No. 4,373/14, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4,373 Holder.

Gains on the exchange of shares for ADSs

The deposit of shares in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the shares price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates that vary from 15% to 22.5%, depending on the amount of the gain, as referred to above; or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction.

IOF/Exchange Tax on Foreign Exchange Transactions

Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, or Decree No. 6,306/07, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. For most exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign currency exchange transactions related to the inflow and outflow of funds into and out of Brazil in connection with investments carried out by a foreign investor (including a Non-Resident Holder, as applicable) for investment in the Brazilian financial and capital markets, including payments of dividends and interest on equity and the repatriation of funds invested in the Brazilian market are subject to IOF/Exchange tax at a zero percent rate. The Brazilian Government is permitted to increase the rate of the IOF/Exchange tax at any time up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.

Furthermore, the IOF/Exchange Tax is currently levied at a 0% rate on the withdrawal of ADSs into shares. Nonetheless, the Brazilian government may increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

IOF/Bonds Tax on Bonds and Securities Transactions

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving Common Shares is currently zero percent, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

On December 24, 2013, the Brazilian government reduced the IOF/Bonds Tax to zero for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares by a Non-Brazilian Holder, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Common Shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our Common Shares or the ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that will hold Common Shares or the ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our Common Shares or the ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our Common Shares or the ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, U.S. holders that have a “functional currency” other than the U.S. dollar, persons that will own our Common Shares or the ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (either by value or voting power) of our shares.

This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our Common Shares or the ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (2), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

As used below, a “U.S. holder” is a beneficial owner of a common share or an ADS that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a common share or ADS that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares or the ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of our Common Shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries, or other intermediaries between the holders of securities of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such securities. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes, the sourcing rules and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share or an ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of our company, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. Non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or the ADSs that are readily tradable on an “established securities market” in the United States. U.S. Treasury Department guidance indicates that the ADSs (which will be listed on the NYSE), but not our Common Shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADSs, but not on our Common Shares, currently meet the conditions required for these reduced tax rates. There, however, can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our company’s current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in our common share or the ADS on which it is paid and thereafter as capital gain. Our company does not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by our company generally will be treated as dividends for U.S. federal income tax purposes.

A dividend paid in reais will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder in the case of our Common Shares or, in the case of a dividend received in respect of the ADSs, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be U.S. source ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a common share or an ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. holder of our Common Shares or the ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on such shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

Sale, Exchange or Other Disposition of Common Shares or the ADSs

A deposit or withdrawal of Common Shares by a holder in exchange for an ADS that represents such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a common share or an ADS, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in the common share or the ADS (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a common share or ADS, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such common share or the ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain or loss, if any, realized by a U.S. holder on the sale, exchange or other disposition of a common share or an ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a common share or an ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes for the taxable year. The deductibility of capital losses is subject to limitations under the Code.

With respect to the sale, exchange or other disposition of a common share or an ADS for an amount denominated in a non-U.S. currency, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. holder and (2) the date of disposition in the case of an accrual basis U.S. holder. If our Common Shares or the ADSs that are the subject of the disposition are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the disposition.

Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. holder of our Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange or other disposition of such shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States or (2) in the case of any gain realized by an individual Non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale, exchange or other disposition and certain other conditions are met.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is treated as a passive foreign investment company, or PFIC, for any taxable year if: (1) 75% or more of its gross income consists of passive income; or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets, subject to various exceptions.

The asset test described in (2) above is generally applied using the fair market value of such non-U.S. corporation’s assets. For purposes of the PFIC asset test, we intend to take the position that the aggregate fair market value of our assets is equal to the sum of the aggregate value of our outstanding stock and the total amount of our liabilities (our “Market Capitalization”), and that the excess of our Market Capitalization over the book value of all of our assets (“Goodwill”) may be treated as a non-passive asset to the extent attributable to our non-passive activities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based upon the current and anticipated composition of our gross income and gross assets, our goodwill and the nature of our business, we do not believe that we were a PFIC in 2019, and we do not expect to be a PFIC in 2020 or in the foreseeable future. Our status in 2020 and future years will depend on our income, assets, activities and our Market Capitalization in those years. We have no reason to believe that our activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year as a result of an increase in our passive income, an increase in the value or amount of our passive assets or a decrease in our Market Capitalization.

If we are or become a PFIC for any taxable year during which a U.S. holder holds our Common Shares or the ADSs, then, unless such holder makes a “mark-to-market” election (as discussed below), such U.S. holder generally will be subject to special and adverse tax rules with respect to any “excess distribution” that is received from us and any gain that is recognized from a sale or other disposition, including certain pledges, of our Common Shares or the ADSs. For this purpose, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions received by such U.S. holder during the shorter of the three preceding taxable years or such U.S. holder’s holding period for our Common Shares or the ADSs will be treated as excess distributions. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over the U.S. holder’s holding period for our Common Shares or the ADSs;

●	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in the U.S. holder’s holding period prior to the first day of the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

●	the amount of the excess distribution or recognized gain allocated to each prior taxable year in which we were a PFIC will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a U.S. holder holds our Common Shares or the ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a “lower tier PFIC”) for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

In addition, if we are a PFIC, special rules apply to the amount of foreign tax credits that a U.S. holder may claim on a distribution on our Common Shares or ADSs and a U.S. holder may not be eligible to claim a foreign tax credit for any Brazilian tax imposed on any such distribution. Prospective purchasers should consult their own tax advisors regarding the application of such rules.

If we are a PFIC for any taxable year during which a U.S. holder holds our Common Shares or the ADSs, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. holder may make an election to include gain on our Common Shares or the ADSs as ordinary income under a mark-to-market method, provided that such Common Shares or the ADSs are “regularly traded” on a “qualified exchange or other market.” In general, our Common Shares or the ADSs will be treated as being “regularly traded” for a given calendar year if more than a de minimis quantity of our Common Shares or ADSs (as applicable) are traded on a “qualified exchange or other market” on at least 15 days during each calendar quarter of such calendar year (or, for the ADSs in the case of the year of this initial public offering, on one-sixth of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year). We have been authorized to list the ADSs on the NYSE, which is treated as a “qualified exchange”. Our Common Shares are listed on the B3; to be treated as a “qualified exchange” for purposes of mark-to-market election, the B3 must meet certain trading, listing, financial disclosure and other requirements. However, no assurance can be given that the B3 is treated as a “qualified exchange” or that our Common Shares or the ADSs will be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such holder’s indirect interest in any lower-tier PFIC.

If a U.S. holder makes an effective mark-to-market election, such U.S. holder will include in each year that we are a PFIC as ordinary income the excess of the fair market value of such U.S. holder’s Common Shares or the ADSs at the end of the year over such U.S. holder’s adjusted tax basis in our Common Shares or the ADSs. Such U.S. holder will be entitled to deduct as an ordinary loss in each such year the excess of such U.S. holder’s adjusted tax basis in our Common Shares or the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain such U.S. holder recognizes upon the sale or other disposition of such U.S. holder’s Common Shares or the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. holder’s adjusted tax basis in our Common Shares or the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our Common Shares or the ADSs (as applicable) are no longer regularly traded on a qualified exchange or other market or the U.S. Internal Revenue Service (the “IRS”) consents to the revocation of the election. U.S. holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

In certain circumstances, a U.S. holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the PFIC’s income on a current basis. However, you may make a qualified electing fund election with respect to our Common Shares or the ADSs only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If a U.S. holder owns our Common Shares or the ADSs during any year in which we are a PFIC, the U.S. holder generally will be required to file IRS Form 8621. If we are a PFIC for a given taxable year, then a U.S. holder should consult its tax advisor concerning its annual filing requirements.

U.S. holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax on “Net Investment Income”

Certain U.S. holders who are individuals, estates or trusts are required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of Common Shares and the ADSs.

Foreign Asset Reporting

Certain U.S. holders are required to report information relating to an interest in our Common Shares or the ADSs, subject to certain exceptions (including an exception for shares or ADSs held in custodial accounts maintained with certain financial institutions). U.S. holders of the Common Shares or the ADSs are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our Common Shares or the ADSs.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of Common Shares or ADSs. Information reporting generally will apply to payments of dividends on, and to the proceeds from the sale or other disposition of, our Common Shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our Common Shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will generally apply to any payments of dividends on, and to the proceeds from the sale or other disposition of, our Common Shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our Common Shares or the ADSs, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. The backup withholding tax rate is currently 24%. Non-U.S. holders generally may establish their exemption from information reporting and backup withholding by certifying their status on an IRS form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Holders generally will be entitled to a credit for any amounts withheld under the backup withholding rules against their U.S. federal income tax liability or a refund of the amounts withheld, provided the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of Common Shares or ADSs. Prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC. You may inspect and obtain copies, at prescribed rates, of reports and other information filed by us with the SEC at its Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at its website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at Avenida Doutora Ruth Cardoso, 7221, 20th floor, São Paulo, São Paulo, CEP 05425-902, Brazil.

I. Subsidiary Information

For information on subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure,” note 3.2 to our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 and incuded in “Item 18. Financial Statements” and Exhibit 8.01 to this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We continually analyze our exposure to risks that may adversely affect our business, financial condition and results of operations. We are constantly monitoring changes in our sector and macroeconomic environment that could influence our activities and those of our subsidiaries. We have adopted a policy of financial discipline and conservative cash management, in addition to having a specific management team focused on the governance of our systems and data centers in order to anticipate and address risks inherent to our operations. There have been no significant changes in the principal market risks we face over the last year.

Sensitivity Analysis

The main risks related to our operations are derived from variations in (1) the TJLP, CDI, IPCA IGP-M and IPC interest rates for financings with BNDES and payables for the acquisition of businesses and (2) the CDI rate for financial investments. CDI investments are recorded at market value, as disclosed by the respective financial institutions, and the remaining investments are primarily in certificates of bank deposits. Accordingly, their recorded value is equal to their market value.

In order to determine our sensitivity to our indebtedness as of December 31, 2019, we analyzed three different scenarios. Based on the TJLP, IPCA, IPC, IGP-M and CDI interest rates in effect on December 31, 2019, the probable scenario for 2019 was determined and two additional scenarios were calculated based on that value, applying variations of 25% and 50%.

We calculated our gross financial expenses for each scenario, taking into account taxes and the timing of maturity for each contract in 2019. Set forth below is the sensitivity analyses as of December 31, 2019.

Consolidated
Operation	As of December 31, 2019	Risk	Scenario I (Probable)	Scenario II (1)	Scenario III (2)
	(in thousands of R$)		(in thousands of R$, except percentages)
Financing - BNDES	210,182	TJLP	11,707	14,629	17,571
Rate subject to changes		increase	5.6%	7.0%	8.4%

Acquisition of companies	8,253	IGPM	604	755	906
Rate subject to changes		increase	7.3%	9.2%	11.0%

Acquisition of companies	284	CDI	12	16	19
Rate subject to changes		increase	4.4%	5.5%	6.6%

Acquisition of companies	12,666	IPCA	546	681	818
Rate subject to changes		increase	4.3%	5.4%	6.5%

Acquisition of companies	16,960	BRL	683	855	1,026
Rate subject to changes		depreciation	4.0%	5.0%	6.0%

(1)	Assumes an increase of the applicable interest rate by 25%.

(2)	Assumes an increase of the applicable interest rate by 50%.

In order to determine the sensitivity of our financial assets to fluctuations in CDI as of December 31, 2019, we analyzed three different scenarios. Scenarios II and III were calculated based on that projection, applying a discount of 25% and 50%, respectively:

Consolidated
Operation	Balance on December 31, 2019	Risk	Scenario I (Probable)	Scenario II (1)	Scenario III (2)
Interest earnings bank deposits	904,362	CDI	4.40%	3.30%	2.20%
Financial revenue		decrease	39,792	29,844	19,896

(1)	Assumes a decrease of the applicable interest rate by 25%.

(2)	Assumes a decrease of the applicable interest rate by 50%.

Since net financial income represented 2.5% of our net operating revenue in the year ended December 31, 2019, we believe that our profitability would be minimally impacted by a change in the interest rates or inflation.

For more information on risks, see “Item 3. Key Information—D. Risk Factors”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of our ADSs).

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to the Rights of Security Holders

None.

B.	Material Modifications to the Rights of any Class of Registered Securities

None.

C.	Withdrawal or Substitution of a Material Amount of the Assets SEcuring any Class of Registered Securities

None.

D.	Changes in the Trustee or Paying Agents for any Registered Securities

None.

E.	Use of Proceeds

On June 25, 2019, our registration statement on Form F-1 (File No. 333-231796), as amended, was declared effective by the SEC for our initial public offering of Common Shares, including in the form of ADSs, pursuant to which we and BNDES Participações S.A. sold a total of 32,774,601 Common Shares, including in the form of ADSs, at an offering price of R$36.00 per common share (or US$9.40 per ADS after giving effect to the 1:1 common share to ADS ratio and the exchange rate reported on such date) for an aggregate price of US$256.6 million. The underwriters of the initial public offering were Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Jefferies LLC, BofA Securities, Inc. and Itau BBA USA Securities, Inc.

We sold 23,100,000 common shares and BNDES Participações S.A., the selling shareholder, sold 9,674,601 common shares, which represented the entirety of its stake in the Company. We received net proceeds of approximately US$206.6 million from the sale of our Common Shares, and we did not receive any net proceeds from the sale of Common Shares by the selling shareholder.

We incurred approximately R$25.6 million in expenses related to our initial public offering and paid approximately R$33.1 million in underwriting discounts and commissions.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our principal executive and financial officers evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019 and have concluded that because of the material weaknesses in our internal control over financial reporting as discussed in Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Us, these controls and procedures were not effective.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to management of the Company, including the principal executive officer and financial officers, as appropriate to allow timely decisions regarding required disclosure. In light of the material weaknesses we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, our management, including our principal executive and financial officers, have concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

B.       Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.       Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.       Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Pedro Jaime Cervatti, a member of our statutory audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of our audit committee under applicable SEC and NYSE rules.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Executive Committees—Statutory Audit Committee—Pedro Jaime Cervatti.”

ITEM 16B.	CODE OF ETHICS

We currently have a code of ethics, approved by our board of directors in 2019, that governs our board of directors, executive officers, employees and suppliers of goods and services. Our code of ethics is available at ri.linx.com.br, under the “Corporate Governance—Bylaws and Politices” tab. The information on our website is not incorporated into this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, acted as our independent registered public accounting firm for the years 2019, 2018 and 2017. The table below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2019 and 2018 and categorized by service in thousands of reais.

	Year ended December 31,
	2019	2018
	(in thousands of reais)
Audit Fees(1)	4,589	876
Audit-Related Fees(2)	105	17
Tax Fees(3)	-	57
Total Fees	4,694	950

(1)	Audit Fees are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, and the statutory audits of our subsidiaries. In addition, Audit Fees include fees relating to the delivery of the comfort letter in connection with our initial public offering in June 2019.
(2)	Audited-Related Fees refer to fees billed by our independent auditors for due diligence in connection with certain acquisitions.
(3)	Tax Fees are the fees billed by our independent auditors in connection with tax compliance.

Pre-Approval Policies and Procedures

Our board of directors has established pre-approval policies and procedures for the engagement of registered public accounting firms for audit and non-audit services. Under such pre-approval policies and procedures, our board of directors, with the assistance of our statutory audit committee and pursuant to our policy for the engagement of accounting firms for audit and non-audit services, reviews the scope of the services to be provided by each registered public accounting firm to be engaged in order to ensure that there are no independence issues and the services are not prohibited under applicable rules.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. Notwithstanding the above, the SEC has recognized that foreign private issuers may be exempt from such requirements and local legislation may delegate some of the functions of the audit committee to other advisory bodies.

Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U. S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. We do not believe that our reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporate Law.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 22, 2018, we initiated a Share Buyback Program that lasted for 18 months, until December 22, 2019, and acquired 8,135, 100 of its own shares out of the 10,000,000 shares amount that could have been purchased.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Public Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
06/01/2018 to 06/30/2018	-	-		-	10,000,000

07/01/2018 to 07/31/2018	4,400	R$	17.00	4,400	9,995,600

08/01/2018 to 08/31/2018	378,000	R$	17.20	382,400	9,617,600

09/01/2018 to 09/30/2018	2,123,600	R$	15.41	2,506,000	7,494,000

10/01/2018 to 10/31/2018	1,600,800	R$	24.93	4,106,800	5,893,200

11/01/2018 to 11/30/2018	1,447,900	R$	24.48	5,554,700	4,445,300

12/01/2018 to 12/31/2018	-	-		5,554,700	4,445,300

01/01/2019 to 01/31/2019	-	-		5,554,700	4,445,300

02/01/2019 to 02/28/2019	-	-		5,554,700	4,445,300

03/01/2019 to 03/31/2019	-	-		5,554,700	4,445,300

04/01/2019 to 04/30/2019	-	-		5,554,700	4,445,300

05/01/2019 to 05/31/2019	-	-		5,554,700	4,445,300

06/01/2019 to 06/30/2019	-	-		5,554,700	4,445,300

07/01/2019 to 07/31/2019	-	-		5,554,700	4,445,300

08/01/2019 to 08/31/2019	-	-		5,554,700	4,445,300

09/01/2019 to 09/30/2019	856,100	R$	31.10	6,410,800	3,589,200

10/01/2019 to 10/31/2019	-	-		6,410,800	3,589,200

11/01/2019 to 11/30/2019	513,100	R$	30.32	6,923,900	3,076,100

12/01/2019 to 12/31/2019	1,211,200	R$	31.78	8,135,100	1,864,900

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, as a result of the listing of our ADSs on the NYSE, we are required to comply with the NYSE rules.

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, we are required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and

•	provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

NYSE rules require that a majority of the board of directors of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the B3 listing rules, our board of directors must be composed of a minimum of two independent directors or a minimum of 20% of our total directors must be independent, whichever is greater. In addition, pursuant to the Brazilian Corporate Law and CVM regulations, our directors are required to meet certain qualification requirements that address their compensation, duties and responsibilities. While our directors meet the qualification requirements of the Brazilian Corporate Law and CVM regulations, we do not believe that a majority of our directors would be considered independent under the NYSE rules test for director independence.

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporate Law does not have a similar provision.

Nominating/corporate governance committee and compensation committee

NYSE rules require that listed companies maintain a nominating/corporate governance committee and a compensation committee comprising entirely independent directors and governed by a written charter addressing each committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating/corporate governance committee include, among other matters, identifying and selecting qualified board member nominees and developing a set of applicable corporate governance principles. The responsibilities of the compensation committee, in turn, include, among other matters, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based compensation plans.

Pursuant to the Brazilian Corporate Law, we are not required to maintain a nominating committee, corporate governance committee or a compensation committee. Aggregate compensation for our directors and executive officers is established by our shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among our directors and executive officers is determined by our directors at board of director meetings. The Brazilian Corporate Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, listed companies that are subject to such rules and requirements are required to have an audit committee with a written charter that is compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, and the listed company must have an internal audit function and must fulfill all other requirements of the NYSE and Rule 10A-3.

Notwithstanding the above, the SEC has recognized that foreign private issuers may be exempt from such requirements, and local legislation may delegate some of the functions of the audit committee to other advisory bodies. We have established a statutory audit committee, which was approved at the annual shareholders’ meeting held on April 24, 2019. Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. We do not believe that our reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporate Law. See, “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Audit Committee.”

Shareholder Approval of Equity Compensation Plans

NYSE rules provide for limited exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period). In contrast, pursuant to the Brazilian Corporate Law, all stock option plans must be submitted for approval by the holders of our Common Shares.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado listing rules. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. We have adopted and observe policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to our securities as per CVM’s regulations and the Novo Mercado listing rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.

ITEM 19.	EXHIBITS

1.01*	Bylaws of the Registrant as currently in effect.
2.01	Form of Deposit Agreement among Linx S.A., The Bank of New York Mellon, as depositary, and the Owners and Holders from time to time of American Depositary Shares issued hereunder, including the form of American Depositary Receipts (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
2.02*	Description of Securities.
4.01*	Form of Indemnification Agreement between Linx S.A. and each director and executive officer.
4.02	Amended Founding Block Shareholders' Agreement of Linx S.A. (English translation) (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.02	Linx S.A. 2019 Plan Stock Option Plan and 2019 Restricted Share Plan (English translation) (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.03	Linx Pay Hub 2019 Special Restricted Share Plan (English translation) (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.04	Credit Facility Financing Agreement No. 14.2.0880.1 entered into by and between the Banco Nacional de Desenvolvimento Econômico e Social and Linx Sistemas e Consultoria Ltda. (English translation) (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.05	Credit Facility Financing Agreement No. 15.2.0579.1 entered into by and between the Banco Nacional de Desenvolvimento Econômico e Social and Linx Sistemas e Consultoria Ltda. (English translation) (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.06	Credit Facility Financing Agreement No. 18.2.0547.1 entered into by and between the Banco Nacional de Desenvolvimento Econômico e Social and Linx Sistemas e Consultoria Ltda. (English translation) (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
8.01*	List of subsidiaries of the company.
11.01*	Code of Ethics.
12.01*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant's XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2020	Linx S.A.

/s/ Alberto Menache
Name: Alberto Menache
Title: Chief Executive Officer

/s/ Antonio Ramatis Fernandes Rodrigues
Name: Antonio Ramatis Fernandes Rodrigues
Title: Chief Financial Officer

Linx S.A.

Financial statements

December 31, 2019

with Independent Auditor’s' Report

Linx S.A.

Financial statements

December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Linx S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Linx S.A. (“the Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

São Paulo, Brazil

May 15, 2020

Linx S.A.

Statements of financial position

December 31, 2019 and 2018

(In thousands of Reais, unless otherwise indicated)

		December 31
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	6	75,898	49,850
Financial assets	7	902,289	413,374
Trade accounts receivable	8	276,626	167,102
Recoverable taxes	9	22,648	35,094
Other assets	11	22,509	33,084
		1,299,970	698,504

Non-current assets
Long-term assets
Financial assets	7	2,073	-
Trade accounts receivable	8	11,485	3,280
Recoverable taxes	9	5,166	-
Deferred taxes	19	3,357	4,449
Other assets	11	26,338	17,536
		48,419	25,265

Property, plant and equipment	12	82,201	74,273
Intangible	13	1,009,314	849,634
Right-of-use	3.24	124,039	-
		1,215,554	923,907

		1,263,973	949,172

Total assets		2,563,943	1,647,676

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Statements of financial position

December 31, 2019 and 2018

(In thousands of Reais, unless otherwise indicated)

		December 31
	Note	2019	2018
Liabilities
Current liabilities
Suppliers		24,007	13,623
Loans and financing	14	41,245	40,720
Lease payable	15	47,478	-
Labor liabilities	16	51,080	43,801
Taxes and contributions payable		23,127	13,455
Income tax and social contribution	19	3,823	1,206
Accounts payable from acquisition of subsidiaries	17	43,432	57,099
Deferred revenue	18	36,360	40,053
Dividends payable	21.4	9,719	2,764
Other liabilities	20	89,576	7,979
		369,847	220,700

Non-current liabilities
Loans and financing - long-term	14	168,937	209,261
Lease payable	15	78,604	-
Labor liabilities	16	1,977	-
Accounts payable from acquisition of subsidiaries	17	39,637	55,388
Deferred taxes	19	84,206	72,635
Deferred revenue	18	6,434	19,195
Provision for contingencies	22	19,588	10,960
Other liabilities	20	4,869	2,328
		404,252	369,767

Total liabilities		774,099	590,467

Shareholders' equity
Capital	21.1	645,447	488,467
Capital reserves	21.2	1,165,605	518,252
Treasury shares	21.1	(225,954)	(148,373)
Profit reserves		200,596	179,457
Additional dividends proposed	21.4	10,281	22,236
Other comprehensive income (loss)		(6,131)	(2,830)
		1,789,844	1,057,209

Total liabilities and shareholders' equity		2,563,943	1,647,676

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Statements of income

Years ended December 31, 2019, 2018 and 2017

(In thousands of Reais, unless otherwise indicated)

		December 31
	Note	2019	2018	2017
Net operating revenue	23	788,159	685,559	571,590

Cost of services rendered	24	(272,115)	(245,621)	(211,595)

Gross income		516,044	439,938	359,995

Operating revenues (expenses)
General and administrative	24	(219,916)	(168,596)	(148,148)
Research and development	24/13	(93,070)	(73,527)	(64,280)
Selling	24	(144,735)	(111,008)	(72,393)
Other operating revenues (expenses)	24	22,787	3,256	(806)
		(434,934)	(349,875)	(285,627)

Income before financial income and taxes		81,110	90,063	74,368

Financial results
Financial income	25	70,103	50,257	58,421
Financial expenses	25	(87,280)	(48,176)	(24,028)
		(17,177)	2,081	34,393

Income before income tax and social contribution		63,933	92,144	108,761

Income tax and social contribution - current	19	(11,394)	(9,959)	(9,217)
Income tax and social contribution - deferred	19	(13,663)	(11,130)	(14,699)
		(25,057)	(21,089)	(23,916)

Net income for the year		38,876	71,055	84,845

Earnings per share	27
Basic earnings per share - in Reais		0.2281	0.4358	0.5155
Diluted earnings per share - in Reais		0.2228	0.4301	0.5111

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Statements of comprehensive income

Years ended December 31, 2019, 2018 and 2017

(In thousands of Reais, unless otherwise indicated)

	December 31
	2019	2018	2017
Net income for the year	38,876	71,055	84,845

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Accumulated translation adjustments from operations in foreign currency	(3,364)	(2,437)	(247)

Other comprehensive income, not reclassified into profit or loss for the year in subsequent periods
Post-employment benefit	63	(146)	-

Total comprehensive income	35,575	68,472	84,598

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Statements of changes in equity

Years ended December 31, 2019, 2018 and 2017

(In thousands of Reais, unless otherwise indicated)

				Capital reserves				Profit reserves
	Note	Capital	Treasury shares	Premium on the subscription of shares	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total
Balances at December 31, 2016		480,808	-	539,571	9,741	(37,009)	512,303	7,037	134,255	141,292	-	-	18,875	1,153,278

Issuance of capital		5,224	-	-	-	-	-	-	-	-	-	-	-	5,224
Repurchase of treasury shares		-	(33,887)	-	-	-	-	-	-	-	-	-	-	(33,887)
Additional dividend paid		-	-	-	-	-	-	-	-	-	-	-	(18,875)	(18,875)
Expenses from issuance of shares		-	-	-	-	(414)	(414)	-	-	-	-	-	-	(414)
Share-based plan		-	-	-	1,807	-	1,807	-	-	-	-	-	-	1,807
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	-	-	(247)	-	(247)
Net income for the year		-	-	-	-	-	-	-	-	-	84,845	-	-	84,845
Allocations		-	-	-	-	-	-	-	-	-	-	-	-	-
Additional dividends proposed		-	-	-	-	-	-	-	-	-	(18,789)	-	18,789	-
Distribution of dividends		-	-	-	-	-	-	-	-	-	(4,211)	-	-	(4,211)
Interest on equity		-	-	-	-	-	-	-	-	-	(17,000)	-	-	(17,000)
Profit retention		-	-	-	-	-	-	-	44,845	44,845	(44,845)	-	-	-
Balances at December 31, 2017		486,032	(33,887)	539,571	11,548	(37,423)	513,696 #	7,037	179,100	186,137	-	(247)	18,789	1,170,520

Prior-year adjustments
Effects from the first-time adoption of IFRS 9		-	-	-	-	-	-	-	(1,015)	(1,015)	-	-	-	(1,015)
Effects from the first-time adoption of IFRS 15		-	-	-	-	-	-	-	(38,542)	(38,542)	-	-	-	(38,542)
Opening balances at 01/01/2018		486,032	(33,887)	539,571	11,548	(37,423)	513,696	7,037	139,543	146,580	-	(247)	18,789	1,130,963

Capital increase		2,435	-	-	-	-	-	-	-	-	-	-	-	2,435
Repurchase of shares		-	(114,486)	-	-	-	-	-	-	-	-	-	-	(114,486)
Approval of additional dividends		-	-	-	-	-	-	-	-	-	-	-	(18,789)	(18,789)
Share-based plan		-	-	-	4,556	-	4,556	-	-	-	-	-	-	4,556
Post-employment benefit		-	-	-	-	-	-	-	-	-	-	(146)	-	(146)
Effect of the adoption of IAS 29 (hyperinflation)		-	-	-	-	-	-	-	1,822	1,822	-	-	-	1,822
Accumulated translation adjustments from operations in foreign currency		-	-	-	-	-	-	-	-	-	-	(2,437)	-	(2,437)
														-
Net income for the year		-	-	-	-	-	-	-	-	-	71,055	-	-	71,055
Allocations														-
Additional dividends proposed		-	-	-	-	-	-	-	-	-	(22,236)	-	22,236	-
Dividend payment		-	-	-	-	-	-	-	-	-	(2,764)	-	-	(2,764)
Interest on own capital		-	-	-	-	-	-	-	-	-	(15,000)	-	-	(15,000)
Profit retention		-	-	-	-	-	-	-	31,055	31,055	(31,055)	-	-	-
Balances at December 31, 2018		488,467	(148,373)	539,571	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209

Capital increase	21.1	156,980	-	-	-	-	-	-	-	-	-	-	-	156,980
Premium on the subscription of shares	21.2	-	-	682,454	-	-	682,454	-	-	-	-	-	-	682,454
Repurchase of shares	21.1	-	(77,581)	-	-	-	-	-	-	-	-	-	-	(77,581)
Share issue costs	21.2	-	-	-	-	(58,734)	(58,734)	-	-	-	-	-	-	(58,734)
Approval of additional dividends	21.4	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Share-based plan	28	-	-	-	23,633	-	23,633	-	-	-	-	-	-	23,633
Post-employment benefit		-	-	-	-	-	-	-	-	-	-	63	-	63
Effect of the adoption of IAS 29 (hyperinflation)		-	-	-	-	-	-	-	2,263	2,263	-	-	-	2,263
Accumulated translation adjustments from operations in foreign currency		-	-	-	-	-	-	-	-	-	-	(3,364)	-	(3,364)
														-
Net income for the year		-	-	-	-	-	-	-		-	38,876	-	-	38,876
Allocations		-	-	-	-	-	-	-	-	-	-	-	-	-
Additional dividends proposed	21.4	-	-	-	-	-	-	-	-	-	(10,281)	-	10,281	-
Dividend payment	21.4	-	-	-	-	-	-	-	-	-	(9,719)	-	-	(9,719)
Profit retention	21.5	-	-	-	-	-	-	-	18,876	18,876	(18,876)	-	-	-
Balances at December 31, 2019		645,447	(225,954)	1,222,025	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Statements of cash flows

Years ended December 31, 2019, 2018 and 2017

(In thousands of Reais, unless otherwise indicated)

		December 31
	Note	2019	2018	2017
Cash flows from operating activities
Net income for the year		38,876	71,055	84,845
Adjustments to reconcile income (loss) to cash flows generated by operating activities
Depreciation and amortization	3.24/12/13	119,660	78,729	69,983
Addition to allowance for doubtful accounts	8	3,360	2,956	1,432
Losses (gains) on write-off/disposal of goods		266	10,310	966
Addition (reversal) of adjustment to present value		9,093	(5,266)	2,781
Stock option plan		23,633	4,556	1,807
Financial charges		31,698	17,842	11,720
Deferred taxes	19	13,663	11,130	14,699
Current taxes	19	11,394	9,959	9,217
Provisions for contingency	22	2,852	(495)	71
Other operating revenues		(39,383)	(8,997)	(4,853)
Interest earned		(38,633)	(26,500)	(56,781)
Effect from adoption of hyperinflation		639	1,163	-
		138,242	95,387	51,042

Change in operating assets and liabilities:
Trade accounts receivable		(120,332)	(41,938)	(14,507)
Recoverable taxes		6,280	(7,156)	(5,181)
Other credits and judicial deposits		(9,824)	(17,393)	(6,225)
Suppliers		7,039	4,022	(2,841)
Labor liabilities		6,030	3,426	7,665
Taxes and contributions payable		7,290	1,891	6,826
Deferred revenue		(16,454)	(7,037)	1,302
Other accounts payable		82,061	1,445	(5,872)
Income tax and social contribution paid	19	(7,427)	(6,003)	(9,796)

Cash flow generated (invested) by operating activities		131,781	97,699	107,258

Cash flows from investment activities
Acquisition of fixed assets		(18,838)	(25,132)	(25,151)
Acquisition of intangible assets		(79,675)	(57,681)	(40,394)
Acquisition of entity, net of cash and cash equivalents acquired		(97,270)	(75,132)	(84,727)
Investment in short-term investments		(1,428,848)	(774,028)	(478,956)
Maturity of principle and interest		976,584	897,614	685,153

Cash flow generated (invested) by investing activities		(648,047)	(34,359)	55,925

Cash flows from financing activities
Additions of loans and financing	14	410	191,837	-
Payments of loans and financing	14	(42,174)	(40,851)	(33,959)
Lease payment	15	(18,845)	-
Advances paid for right-of-use		(6,843)	-
Financial charges paid	14	(16,896)	(9,028)	(9,480)
Payment for the acquisition of subsidiaries	17	(48,093)	(45,878)	(19,454)
Interest on own capital paid		-	(15,000)	(17,000)
Treasury shares		(77,581)	(114,486)	(33,887)
Expenditures with issuance of shares		(58,734)	-	(414)
Capital contributions from shareholders	21	156,980	2,435	5,224
Premium on the subscription of shares	21	682,454	-	-
Dividends paid		(25,000)	(23,000)	(20,000)

Cash flow generated (invested) by financing activities		545,678	(53,971)	(128,970)

Exchange rate change on cash and cash equivalents		(3,364)	(2,437)	1,478

Increase (decrease) in cash and cash equivalents		26,048	6,932	35,691

Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period		49,850	42,918	7,227
At end of period		75,898	49,850	42,918

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Notes to the consolidated financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

1.	Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. (“Company” or “Linx”), corporation, which by means of its subsidiaries, provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods to the retail industry in Latin America. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company’s shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol “LINX3”.

On June 26, 2019, by means of common shares and issue of American Depositary Shares (“ADS”), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties’ assets.

2.	Basis of preparation and presentation of financial statements

2.1.	Statement of conformity

The consolidated financial statements were prepared and are being presented according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) that evidence all relevant information of their own significant information in financial statements, and only them, are being evidenced and correspond to that used by Management.

2.2.	Basis of preparation and presentation

The financial statements were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The consolidated financial statements present comparative information in relation to the prior period.

The Company’s consolidated financial statements were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The consolidated financial statements were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the financial statements due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Some captions for the financial statements for the year ended December 31, 2018 were reclassified to allow comparisons with the financial statements for the year ended December 31, 2019.

The issue of consolidated financial statements was approved by the Board of Directors on April 30, 2020.

3.	Summary of significant accounting policies

The accounting policies have been consistently applied to all the periods presented in these consolidated financial statements.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1.	Presentation of segment information

An operating segment is a component of the Company which engages in business activities from which it may earn revenues and incur expenses. Operating segments reflect the way the Company’s management reviews financial information for decision-making. The Company’s management identified the operating segments that meet the quantitative and qualitative parameters for disclosure, mainly representing types of businesses, i.e., Linx Software and Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.2.	Consolidation basis

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2019. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee, and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

•	Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

•	Exposure or right to variable returns based on its involvement with the investee;

•	The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

Whenever necessary, adjustments are made to the financial statements of the subsidiaries to align their accounting practices with the Company’s accounting practices. All related party assets and liabilities, shareholders’ equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The consolidated financial statements include significant information of Linx S.A. and its subsidiaries, as follows:

	Ownership percentage
	December 31, 2019	December 31, 2018
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100.00%	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	100.00%	100.00%
Santander Moving Tech RF Referenciado DI CP FI	100.00%	-
Sback Tecnologia da Informação Ltda.	100.00%	100.00%
DCG Soluções para Venda Digital S.A. (*)	-	100.00%
Linx Pay Meios de Pagamento Ltda.	100.00%	100.00%
Hiper Software S.A. (**)	100.00%	-
Millennium Network Ltda. (*) (**)	-	-
SetaDigital Sistemas Gerenciais Ltda. (**)	100.00%	-

(*) Companies merged into Linx Sistemas in 2019

(**) Companies acquired by Linx Sistemas in 2019

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. (“Synthesis”): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI (“Santander Moving Tech”): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Sback Tecnologia da Informação Ltda. (“Sback”): operates in the cloud platform leader in technologies of retention, reengagement and recapture through Big Data and Intelligence for engagement.

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area.

Hiper Software S.A. (“Hiper”): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

SetaDigital Sistemas Gerenciais Ltda. (“Seta”): operates with a focus on ERP solutions and services for footwear retail.

3.3.	Measurement of fair value

The Company and its subsidiaries measure financial instruments at fair value on each balance sheet closing date. Fair value is the price received upon the sale of an asset or paid by transfer of a liability of a non-forced transaction between market participants at the measurement date.

The measurement of fair value is based on the assumption that the transaction to sell the asset or transfer the liability will occur: (i) in the main market for the asset or liability; or (ii) in the absence of a main market, the market is more advantageous for the asset or the liability.

All assets and liabilities for which the fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy described below based on the lowest level information that is significant to the measurement of the fair value as a whole:

• Level 1 – Prices quoted (not adjusted) in active markets for identical assets and liabilities to which the entity may have access on the measurement date;

• Level 2 — Valuation techniques for which the lowest level and significant input to fair value measurement is directly or indirectly observable;

• Level 3 — Valuation techniques for which the lowest level and significant input to fair value measurement is not available.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company and its subsidiaries determine whether transfers occurred between levels of the hierarchy, reassessing the categorization (based on the lowest and most significant information for measuring the fair value as a whole) at the end of each reporting period.

3.4.	Financial instruments – Initial recognition and subsequent measurement

The Company and its subsidiaries adopted IFRS 9 - Financial Instruments to replace IAS 39 on January 1, 2018. The changes related to these accounting policies are as follows:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

A financial instrument is an agreement that originates a financial asset to an entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at the initial recognition as measured: at amortized cost; fair value through other comprehensive income or fair value through profit or loss.

The classification of financial assets upon initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company and its subsidiaries for the management of these financial assets. With exception of trade accounts receivable that do not contain a significant financial component or for which the Company and its subsidiaries have adopted the practical expedient, the Company and its subsidiaries initially measure the financial asset at its fair value plus transaction costs, in case of financial asset not measured at fair value through profit or loss. The trade accounts receivable that do not contain a significant financial component are measured at the transaction price determined according to IFRS 15.

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it has to generate cash flows on the outstanding principal amount. This evaluation is performed at instrument level. Financial assets with cash flows other than payments of principal and interest are classified and measured at fair value through profit or loss, regardless of the business model adopted.

The business model of the Company and its subsidiaries to manage financial assets refers how it manages its financial assets to generate cash flows. The business model determines whether the cash flows will result from collecting contractual cash flows, selling financial assets, or both.

Purchases and sales of financial assets that require the delivery of assets within an established schedule by regulation or agreement in the market (regular negotiation) are recognized on the negotiation date, that is, the date when the Company and its subsidiaries undertake to buy or sell the asset.

Subsequent measurement

For subsequent measurement purposes, financial assets are classified into four categories, as follows:

• Financial assets at amortized cost (debt instruments);

•.Financial assets at fair value through other comprehensive income (FVTOCI) with reclassification of accumulated gains and losses (debt instruments);

• Financial assets designated at fair value through other comprehensive income, without reclassification of accumulated gains and losses at the time of its derecognition (equity instruments);

• Financial assets at fair value through profit or loss.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Financial assets at amortized cost

This category is the most relevant for the Company and its subsidiaries. The Company and its subsidiaries measure the financial assets at amortized cost if both of the following conditions are met:

• The financial asset is maintained in the business model, whose the purpose is to maintain financial assets for the purpose of receiving contractual cash flows;

• The contractual terms of financial assets give rise, on specific dates, to cash flows that solely refer to payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in income (loss) when the asset is derecognized, modified or impaired.

The financial assets of the Company and its subsidiaries at amortized cost mainly include trade accounts receivable, cash and cash equivalents and other accounts receivable, in addition to suppliers and other accounts payable.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value, with net changes of fair value recognized in the statement of profit or loss.

This category contemplates derivative instruments and listed equity investments, which the Company and its subsidiaries have not irrevocably classified based on fair value through other comprehensive income. Dividends on listed equity investments are also recognized as other revenues in statement of income when the right to payment is established.

Derecognition

A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired; or

• The Company and its subsidiaries transferred its rights to receive cash flows from the asset or assumed an obligation to pay the cash flows received without material delay to a third party under an onlending contract; and (i) the Company and its subsidiaries transferred substantially all risks and rewards of the assets, or (ii) the Company and its subsidiaries neither transferred nor retained substantially all the risks and benefits related to the asset, but transferred the control over the asset.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

When the Company and its subsidiaries transfer its rights to receive the cash flows of an asset or enter into a transfer agreement, they evaluate if and under which measured, they retained the ownership risks and rewards. When they neither transfer nor retain substantially all the risks and rewards of the asset, or transfer the control of the asset, the Company and its subsidiaries continue to recognize the transferred asset to the extent of its continuing engagement. In such case, the Company and its subsidiaries also recognize a related liability. The transferred asset and associated liability are measured on a base that reflects the rights and obligations retained by the Company and its subsidiaries.

The continued engagement in the form of guaranteeing the transferred asset is measured at the lower of (i) the amount of the asset and (ii) the maximum amount of the consideration received that the entity could be required to repay (the guarantee amount).

Impairment of financial assets

The Company and its subsidiaries recognize a provision for estimated credit losses for all debt instruments not held at fair value through profit or loss. The expected credit losses are based on the difference between the contractual cash flows payable according to the contract and all cash flows that the Company and its subsidiaries expect to receive, discounted at an effective interest rate that approximates to the original transaction rate. The expected cash flows will include the cash flows of the sale of the guarantees held or other credit improvements that are included in contractual terms.

The expected credit losses are recognized in two phases. For credit exposures for which there has been no significant increase in credit risk since initial recognition, expected credit losses are provisioned for credit losses resulting from possible default events in the next 12 months (expected credit loss for 12 months).

For trade accounts receivable and contract assets, the Company and its subsidiaries apply a simplified approach in the calculation of expected credit losses. Therefore, the Company and its subsidiaries do not follow the changes in credit risk, but recognize a loss allowance based on lifetime expected credit losses at each reporting date. The Company and its subsidiaries established a provision matrix based on its historical credit loss experience, adjusted to specific prospective factors for debtors and economic environment.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified in initial recognition as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost, or as derivatives designated as hedge instruments, as the case may be.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

All financial liabilities are initially measured at their fair values, plus or minus, in case of financial liability other than fair value through profit or loss, the transaction costs that are directly attributable to the issue of financial liability.

The financial liabilities of the Company and its subsidiaries include suppliers, loans and financing, lease payable and other liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

• Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated in the initial recognition, as measured at fair value through profit or loss.

• Financial liabilities are classified as held-for-trading if they are acquired with the purpose of buyback in the short term. Gains or losses of liabilities for trading are recognized in the statement of income.

The financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Company and its subsidiaries did not assign any financial liability at fair value through profit or loss.

Financial liabilities at amortized cost (loans and financing)

This is the most relevant category for the Company and its subsidiaries. After initial recognition, loans and financing obtained and granted subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in profit or loss when liabilities are derecognized, as well as through the amortization process of effective interest rate.

Amortized cost is calculated taking into account any negative goodwill or goodwill in the acquisition and fees or costs comprising effective interest rate method. The amortization under the effective interest rate method is included as financial expense in the statement of income.

This category usually applies to loans and financing granted and taken out, subject to interests.

Derecognition

A financial liability is derecognized when the obligation under the liability is extinguished; that is, when the obligation specified in the contract is settled, canceled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a derecognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in the statement of profit or loss.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

iii) Offset of financial instruments

Financial assets and liabilities are offset and the net value reported in the consolidated balance sheet only when there is a legally enforceable right currently applicable to offset the amounts recognized and if there is intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.5.	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Directly attributable costs to the acquisition should be accounted for as expense when incurred.

On acquiring a business, the Company and its subsidiaries assess the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent consideration considered as an asset or a liability shall be recognized in the statement of income.

The Company measures goodwill as the exceeding consideration transferred in relation to net assets acquired (net identifiable assets acquired and liabilities assumed). If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in statement of operations.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit from synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

3.6.	Cash and cash equivalents

Cash equivalents are maintained for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company and its subsidiaries consider as cash equivalents the financial assets readily convertible into known amounts of cash and subject to an insignificant risk of change of value. Consequently, an investment normally qualifies as cash equivalent when it has short-term maturity; for example, three months or less, as of the contracting date.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.7.	Trade accounts receivable

A receivable represents the right of the Company and its subsidiaries to an unconditional consideration (i.e., it is only necessary for a certain time to elapse in order for payment of the consideration to be due).

3.8.	Income tax and social contribution

The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 (annual base for the year) for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable.

Expense with income tax and social contribution comprises both current and deferred taxes. Current taxes and deferred taxes are recognized in income (loss) unless they are related to the business combination, or items directly recognized in shareholders' equity or other comprehensive income.

Current taxes are the expected taxes payable on the taxable income for the period, at tax rates enacted or substantively enacted on the date of presentation of the financial statements, and any adjustments to taxes payable in relation to prior periods.

Deferred taxes are recognized in relation to the temporary differences between the book values of assets and liabilities for accounting purposes and the related amounts used for taxation purposes.

Deferred tax assets and liabilities are offset when there is a legal enforceable right to set off current tax assets and liabilities, and the latter relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred income tax and social contribution asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

Deferred income tax and social contribution assets are reviewed at each reporting date and reduced when their realization is no longer probable.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Deferred income tax related to items recognized directly in shareholders’ equity and not in statement of income. Deferred tax items are recognized according to the transaction that originated the deferred tax, in comprehensive income or directly in shareholders' equity.

As permitted by Brazilian tax legislation, the subsidiary Sback Tecnologia da Informação Ltda. adopts the deemed income taxation method. For these subsidiaries, income tax and social contribution are calculated at the rate of 32% on revenues from services and 100% on financial income. The regular rates of the respective tax and contribution apply to these.

Tax exposures

To determine current and deferred income tax, the Company and its subsidiaries take into consideration the impact of uncertainties on positions taken on taxes and if the additional income tax and interest payment has to be made. The Company and its subsidiaries believe that the provision for income tax recorded in liabilities is adequate for all outstanding tax periods, based on its evaluation of several factors, including interpretations of tax laws and past experience. This evaluation is based on estimates and assumptions that may involve several judgments on future events. New information may be made available, leading the Company and its subsidiaries to change its judgment on the adequacy of existing provision. These changes will impact income tax expenses in the year in which they occur.

3.9.	Property, plant and equipment

Recognition and measurement

Property, plant and equipment items are measured at historical acquisition, formation or construction cost, net of accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of assets.

Purchased software that is integral to the functionality of a piece of equipment is capitalized as part of that equipment. When parts of a property, plant and equipment item have different useful lives, they are accounted for as separate items (major components) of Property, plant and equipment.

Gains and losses on disposal of a property, plant and equipment item are determined by comparing the proceeds from disposal with the book value of Property, plant and equipment and are recognized net within "other revenues" in the statement of income.

Subsequent costs

The replacement cost of a component of property, plant and equipment is recognized in the book value of the item when it is probable that the future economic benefits embodied in the component will flow to the Company and its subsidiaries and cost can be reliably measured. The book value of the component that has been replaced by another is written off. Costs of normal maintenance on property, plant and equipment are charged to the statement of operations as incurred.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Depreciation

Depreciation is calculated on the depreciable values, which is the cost of an asset, or other amount that substitutes cost, less residual values. The residual value and useful life of the assets and the depreciation methods are reviewed upon the closing of each year, and adjusted respectively, when appropriate.

Depreciation is recognized in income (loss) on a straight-line basis over the estimated useful lives of each component of a fixed asset item, as this method is that more closely reflects the pattern of consumption of future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative years are shown in the Note 13.

3.10.  Intangible assets and goodwill

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expenditure is reflected in the statement of income in the year in which it is incurred. The useful life of the intangible asset is classified as defined or undefined. Goodwill arising from the acquisition of subsidiaries is included in intangible assets in the consolidated financial statements.

Intangible assets with defined life are amortized over the economic useful life and valued in relation to impairment whenever there is indication of loss of economic value of the asset. Amortization method and period of an intangible asset with defined life are reviewed at least at the end of each year. Changes in these assets estimated useful lives or in expected consumption of future economic benefits are accounted for through changes in amortization method or period, as applicable, and are addressed as changes in bookkeeping. The amortization of intangible assets with defined life is recognized in the statement of income in the category of expense consistent with the use of the intangible assets.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level. The evaluation of indefinite useful life is reviewed annually to determine whether it is still justifiable. Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized when it is sold (that is, date when the beneficiary obtains control over the related asset) or when no future economic benefit is expected from its use or sale. Possible gains or losses from the derecognition of assets (the difference between the net sales price and book value) are recognized in the statement of income in the year.

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Goodwill

The cost of goodwill is accounted for under the fair value acquisition method and the goodwill impairment test is performed annually as of December 31 or when circumstances indicate that the book value has been impaired.

Research and development

Research expenditures are recorded as expenses when incurred, and development expenditures linked to technological innovations of existing products are capitalized if they are technologically and economically feasible, and amortized over the expected period of benefits in the operating expenses group.

Development activities involve a plan or project aimed at producing new. Development expenditures are capitalized only when all the following elements are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) the intangible assets should result in future economic benefit; (iv) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (v) ability to accurately measure the expenses attributable to intangible assets during their development. The expenditures capitalized include the cost of labor and materials that are directly attributable to preparing the asset. Other development expenditures are recognized in the statement of income as incurred.

After the initial recognition, the asset is stated at cost, less accumulated amortization and impairment losses. Amortization is triggered when the development is complete and the asset item is available for use for the future economic benefit period. During the development period, the asset is tested for impairment on an annual basis.

Other intangible assets

Other intangible assets that are acquired and have defined useful lives are measured at cost, less accumulated amortization and any impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally-generated goodwill and trademarks, are recognized in income (loss) as incurred.

Amortization is recognized in income (loss) on a straight-line basis over the estimated useful lives of the intangible assets, except goodwill, from the date they are available for use, since this is the method that best reflects the pattern of consumption of the future economic benefits embodied in the asset.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.11.  Impairment loss of non-financial assets

The Management reviews the recoverable value of assets annually in order to assess events or changes in economic, operating, or technological circumstances likely to point out impairment or loss of their recoverable value. These evidences are detected, and the net book value exceeded, the recoverable value, a provision for impairment is formed to adjust net book value to recoverable value. The recoverable value of an asset or a particular cash-generating unit is defined as the higher of value in use and net sales value.

In estimating the value in use of an asset, estimated future cash flows are discounted to their present values, using a pretax discount rate that reflects the weighted average cost of capital in the industry where the cash-generating unit operates. The net fair value of sales expenses is calculated whenever possible, based on recent market transactions between knowledgeable and interested parties with similar assets. In the absence of observable transactions in this regard, the Company uses an appropriate valuation methodology. The calculations provided in this model are supported by available fair value indicators, such as prices quoted for listed entities, among other available indicators.

The Company bases its impairment assessment on the most recent financial forecasts and budgets, which are prepared separately by Management for each cash-generating unit to which the assets are allocated. Projections based on said forecasts and budgets generally cover a five-year period. An average long-term growth rate is calculated and applied to future cash flows after the fifth year.

The asset impairment loss is recognized in income (loss) in a manner consistent with the function of the asset subject to losses.

For assets other than goodwill, an assessment is made on each reporting date to determine whether there is an indication that the impairment losses previously recognized no longer exist or have decreased. If such indication exists, the Company estimates the recoverable amount of the asset or of the cash-generating unit. An impairment loss on a previously recognized asset is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss that was recognized. The reversal is limited so that the book value of the asset does not exceed the book value that would have been calculated (net of depreciation, amortization or depletion), if no impairment loss had been recognized for the asset in previous years. This reversal is recognized in income (loss).

Goodwill impairment test is carried out on an annual basis as of December 31 or when circumstances indicate that the book value has been impaired.

The impairment loss is recognized for a cash-generating unit to which the goodwill is related. When the recoverable amount of the unit is lower than the book value of the unit, the loss is recognized and allocated to reduce the book value the unit’s assets in the following order: (a) reducing the book value of the goodwill allocated to the cash-generating unit; and (b) then, to the other assets of the unit in proportion to the book value of each asset.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

3.12.  Accounts payable to suppliers

Trade accounts payable are obligations due for assets or services acquired in the normal course of businesses, and are classified as current liabilities if payment is due within one year. Otherwise, accounts payable are presented as non-current liabilities.

They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method.

3.13.  Loans and financing

Loans and financing are initially recognized at the fair value less any transaction costs assignable. After their initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

3.14.  Provisions

Provisions are recognized when the Company and its subsidiaries have a present (legal or not formalized) obligation as a result of a past event. It is probable that economic benefits will be required to settle the obligation, and a reliable estimate can be made. When the Company and its subsidiaries expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense related to any provision is presented in the statement of income, net of any reimbursement.

If the effect of the time value of money is significant, the provisions are discounted using the current rate before the taxes it reflects, when appropriate, the risks specific to the liability. When the discount is adopted, the increase in the provision in view of the passage of time is recognized as financing cost.

Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to a number of lawsuits and administrative proceedings. Provisions are formed for all contingencies related to lawsuits in which an outflow of funds will probably be required to settle the contingency or obligation and a reasonable estimate can be made. Determination of the likelihood of loss includes determination of evidences available, hierarchy of laws, jurisprudence available, more recent court decisions and relevance thereof in legal system, as well as evaluation of external lawyers. Provisions are reviewed and adjusted so as to consider changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court rulings.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at fair value. Subsequently, it is measured between the higher amount that would be recognized according the accounting policy of the above provisions (IAS 37) and/or the amount initially recognized less, as the case may be, the accumulated amortization recognized according to the revenue recognition policy.

3.15.  Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted for inflation and, therefore, adjusted to their present value. The adjustment to present value of short-term monetary assets and liabilities is calculated, and only recognized, if it is considered as relevant with respect to the financial statements taken as a whole. For recognition and materiality determination purposes, the adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate, and, in certain cases, the implicit interest rate of the related assets and liabilities. Based on the analyzes performed and the best Management’s estimate.

3.16.  Revenue from contract with customer

The Company and its subsidiaries recognize its revenues from software license, which include license fees, revenue from subscription, and revenue from services, which includes implementation and customization and sub-acquiring revenue. Revenue is presented net of taxes, returns, rebates and discounts, when applicable. Revenues are recognized in an amount that reflects the consideration to which the Company and its subsidiaries expect to be entitled in exchange for the transfer of services to a client.

•	Subscription revenues: They are recurring revenues derived from: (1) revenues related to services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client’s own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party’s infrastructure; and (2) revenues related to technological support, helpdesk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services. Monthly maintenance is aggregated in a contract usually valid for twelve months. Monthly subscription revenues are not reimbursable and are billed and paid on a monthly basis. These revenues are recognized in income (loss) on a monthly basis, as services are provided, starting on the date in which services are made available to the client and all other revenue recognition criteria are met.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•	Revenues from service rendered are considered non-recurring and involves implementation services, including personalization, training, software licenses and other services. Revenues from services are recognized in proportion to the stage of completion of the service.

•	Revenue from royalties - Revenues from software licenses are recognized when: it is determined when all risks and rewards of the license are transferred upon the availability of the software and the amount may be reliably measured and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.

•	Sub-acquiring revenues derive from the capture of the transactions with credit and debit cards and are recognized on the date of capture/processing of the transactions.

In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet (current and non-current liabilities) as deferred revenue.

3.17.  Capital

Common shares

Additional costs directly attributable to the issue of shares and share options are recognized as reducers from shareholders' equity. Tax effects related to the costs of these transactions are calculated in accordance with IAS 12.

3.18.  Transactions involving share-based payment

Company employees receive share-based payments, in which the employees render services in exchange for membership certificates (“transactions settled with membership certificates”). In situations in which equity securities are issued and some or all goods or services received by the Company in exchange cannot be specifically identified, the unidentified goods or services received (or receivable) are measured by the difference between the fair value of share-based payment and the fair value of any good or service received on its grant date.

The Company offers restricted shares to employees (contracted under the Labor laws or Statutory) who will be entitled to receive the restricted shares at the end of the grace period on the condition that the beneficiary has maintained his or her employment relationship during that period and is eligible based on the performance assessment.

Transactions settled with membership certificates

The cost of transactions settled with equity instruments is measured with a basis on the fair value on the date in which they were granted. To determine the fair value, the Company uses an external evaluation expert, which uses an appropriate evaluation method.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

This cost is recognized in employee benefit expenses together with the corresponding increase in shareholders’ equity (in other reserves), during the period when the service is provided, and, when applicable, performance conditions are met (vesting period). The accumulated expense recognized for transactions that will be settled with membership certificates on each reporting date up to the vesting date reflects the extent to which the acquisition period may have expired and the Company’s best estimate of the number of grants which in the last instance, will be acquired. The expense or credit in the statement of income for the period represents the changes in accumulated expense recognized at the start and end of that period. When the terms of an equity-settled transaction are modified (for example, due to plan modifications), the minimum recognized expense is the fair value at the grant date, provided the original vesting conditions are met. An additional expense, measured on the modification date is recognized for any modification that increases the fair value of the contracts with share-based payment or otherwise, benefits the employees. When a grant is cancelled by the entity or counterpart, any remaining element of the fair value of the grant is immediately recognized as expense through profit or loss.

The effect of dilution of outstanding options is reflected as dilution of additional share in the calculation of the diluted earnings per share.

3.19.  Employee benefits

Employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

The liability is recognized at the amount expected to be paid under the cash bonus plans or short-term profit sharing if the Company and its subsidiaries have a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

a.      Private pension

The Company and its subsidiaries do not hold private pension plans or any pension plan for its employees and management.

b.      Profit sharing

The Company and its subsidiaries have benefit plans for management and employees in the form of profit sharing and bonus plans.

Profit sharing and bonus plans are expected to be settled in up to 12 months and are presented at expected settlement value.

c.       Post-employment benefit – health care plans

The Company and its subsidiaries offer health care plans compatible with the market to its employees; the Company and its subsidiaries are co-sponsors of the plan and their employees contribute with a monthly fixed installment that may be extended to spouses and dependents. Costs with monthly defined contributions made by the Company and its subsidiaries are recognized in income on a monthly basis, in conformity with the accrual basis.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Costs, contributions and actuarial liabilities related to such plans are determined annually, with a basis on an appraisal carried out by independent actuaries.

3.20.  Financial income and expenses

Financial income comprise basically interest of financial assets and discounts obtained. Financial expenses comprise basically bank fees, commercial discounts, exchange rate change and interest on loans. Interest is recognized in the income (loss) for the period using the effective interest rate methodology.

3.21.  Foreign currency translation

Consolidated financial statements are presented in Real (R$), parent company’s functional currency. Each Company’s entity determines its own functional currency, and in those in which functional currency is different from real, the financial statements are translated into real as of closing date, in accordance with IAS 21 – Effects of changes in foreign exchange rate and translation of financial statements, except for Napse S.R.L, which follows IAS 29 – Accounting for Hyperinflationary Economies.

3.22.  IAS 29 Adoption of the accounting and reporting standard in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy (IAS 29) became mandatory in relation to the subsidiary Napse S.R.L., located in Argentina.

Pursuant to IAS 29, non-cash assets and liabilities, the shareholders’ equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period.

3.23.  Statement of cash flow

Statements of cash flows were prepared and presented in accordance with the Technical Pronouncement IAS 7 - Statement of Cash Flows.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Paid interest is classified as financing cash flow in the Statement of Cash Flow, as it represents financial funds raising costs.

In the years ended December 31, 2019 and 2018 he following transactions did not affect the cash.

	December 31
	2019	2018
Acquisition of computers, furniture and facilities included in suppliers payable	2,419	341
Acquisition of software and software developed included in suppliers payable	380	-

3.24.  New or reviewed pronouncements with first-time adoption in 2019

These consolidated financial statements have been prepared using accounting policies consistent with those adopted for the preparation of the financial statements for the year ended December 31, 2018 (Note 3 – “Significant Accounting Policies”) and must be reviewed together with these financial statements, as well as considering the new pronouncements, interpretations and amendments that came into effect from January 1, 2019, described below:

Standards and amended standards
IFRS 16	Leases
IFRIC 23	Uncertainty related to income tax treatments
Amendments to IFRS 9	Characteristics of prepayment with negative remuneration
Amendments to IAS 28	Long-term Investment in Associated Companies and Joint Ventures
IFRS Standards Annual Improvements	Cycle 2015–2017
Amendments to IAS 19	Alteration of plan, Restriction or Settlement

Unless as stated below, the adoption of these standards, amendments and interpretations had no material impacts on the Company and its subsidiaries upon their first-time adoption:

IFRS 16 - Lease operations

The Company and its subsidiaries adopted IFRS 16 using the modified retrospective method with the first-time adoption date of January 1, 2019. The Company and its subsidiaries chose to use the practical expedient of transition, allowing the standard to be applied only to contracts that were previously identified as the leases on adoption date.
The Company and its subsidiaries also chose to apply the recognition exemptions for leases that, on the start date, have a lease term of 12 months or less and do not contain a purchase option and lease agreements where for which the underlying asset has a low value.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Reconciliation of new consolidated balance sheet balances for year ended December 31, 2018, the opening balance on January 1, 2019, and in comparison, the balance on December 31, 2019 affected by the new rule:

	Financial Statements disclosed on 12/31/2018	Impact concerning the adoption of IFRS 16/	Financial statements - 01/01/2019	Financial statements - 12/31/2019
Assets

Advance	10,394	(10,394)	-	-
Other receivable	688,110	-	688,110	1,299,970
Current assets	698,504	(10,394)	688,110	1,299,970

Right-of-use assets	-	102,190	102,190	124,039
Other non-current assets	949,172	-	949,172	1,139,934
Non-current assets	949,172	102,190	1,051,362	1,263,973

Total assets	1,647,676	91,796	1,739,472	2,563,943

Liabilities

Leasing payable	-	6,531	6,531	47,478
Other current liabilities	220,700	-	220,700	322,369
Current liabilities	220,700	6,531	227,231	369,847

Leasing payable	-	85,265	85,265	78,604
Other non-current liabilities	369,767	-	369,767	325,648
Non-current liabilities	369,767	85,265	455,032	404,252

Shareholders' equity	1,057,209	-	1,057,209	1,789,844

Total liabilities and shareholders' equity	1,647,676	91,796	1,739,472	2,563,943

Below we present the result for the period ended December 31, 2019, compared to the result that would be without the effects of these standards:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

	Financial Statements disclosed on 12/31/2019	Impact of IFRS 16(*)	Financial Statements as of 12/31/2019 without effect of said standards
Profit (loss)
Net revenue	788,159	-	788,159
Costs of services rendered	(272,115)	-	(272,115)
Gross income	516,044	-	516,044
Operating expenses	(434,934)	10,600	(424,334)
Income (loss) before financial income and expenses	81,110	10,600	91,710
Financial results	(17,177)	9,857	(7,320)
Income (loss) before taxes	63,933	20,457	84,390
Current and deferred income tax and social contribution	(25,057)	2,551	(22,506)
Net income	38,876	23,008	61,884

(*) The operating expenses includes the impact of amortization of the right-of-use assets, net of the rental payments made during 2019. The financial results impacts refer to interest expenses and net present value adjustments of the rental contracts.

For the year ended December 31, 2019, there was a reduction in cash outflows from operating activities of R$ 18,845 and an increase in cash outflows from financing activities by the same amount, representing payments of the main part of recognized lease liabilities.

(a) Nature of the effect of the adoption of IFRS 16

The Company and its subsidiaries have lease contracts for various items of facilities, equipment and others. Prior to the adoption of IFRS 16, the Company and its subsidiaries classified each of its leases (as the lessee) on the start date as either a financial lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the leased asset to the Company and its subsidiaries; otherwise, it was classified as an operating lease. Prior to the adoption of IFRS 16, the Company and its subsidiaries did not have any financial lease contracts. In an operating lease, the leased property was not capitalized and the lease payments were recognized as a rental expense in the income statement on a straight-line basis over the lease term. Any prepaid and accrued rent were recognized in prepaid expenses, suppliers, and other accounts payable, respectively.

After the adoption of IFRS 16, the Company and its subsidiaries applied a single recognition and measurement approach to all leases in which it is the lessee, except for short-term leases and leases of low-value assets. The Company and its subsidiaries recognized lease liabilities and right-of-use assets representing the right to use the underlying assets.

According to the modified retrospective method of adoption, the Company and its subsidiaries applied IFRS 16 retrospectively with the cumulative effect of initially applying the standard as an adjustment on the date of first-time adoption.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Leases previously accounted for as operating leases

The Company and its subsidiaries recognized right-of-use assets and lease obligations for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. Right-of-use assets for most leases were recognized based on the book value as if the standard had been applied, and the incremental loan rate was used on the date of first-time adoption. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liability, adjusted by any related advance payments and accrued lease payments recognized previously. Lease liabilities were recognized based on the present value of the remaining lease payments, minus the incremental loan rate on the date of first-time adoption.

Incremental Borrowing Rate – IBR

The Company and its subsidiaries used the cash flow for accounting purposes without considering the effect of inflation on the flows to be discounted. Moreover, the Company and its subsidiaries assessed the incremental rate on December 31, 2019 for future lease payments discounted to present value using the basic interest rate for a readily observable term, including the credit and guarantee risk.

The Company and its subsidiaries also applied the available practical expedients, in which:

• It used a single discount rate for a portfolio of leases with reasonably similar characteristics;

• It relied on its assessment of whether the leases are onerous immediately before the date of first-time adoption;

• Retrospective outlook used in determining the lease term, when the contract contains options to extend or terminate the lease.

Based on the exposed as of January 1, 2019:

• Right-of-use assets in the amount of R$ 102,190 were recognized and presented separately in the balance sheet.

• Other lease liabilities in the amount of R$ 91,796 were recognized and included in loans and financing, subject to interest and a discount rate of 9.15%.

• Advance disbursements of R$ 10,394 relating to previous operating leases were unrecognized and considered a reduction of the lease liabilities.

(b) Summary of the new accounting policies

Right-of-use assets

The Company and its subsidiaries recognize right-of-use assets on the start date of the lease (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, minus any accumulated depreciation and impairment losses, and adjusted by any further re-measuring of the lease liabilities. The cost of right-of-use assets includes recognized lease liabilities, initial direct costs incurred, and lease payments made before or on the start date, minus lease incentives received. Unless it is reasonably certain that the Company and its subsidiaries will take ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated on a straight-line basis during the shortest period of their estimated useful life and the lease term.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Lease liabilities

On the start date of the lease, the Company and its subsidiaries recognize lease liabilities measured at the present value of the lease payments to be made during the lease term. Lease payments include fixed payments (including inflation-linked payments), minus any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be payable under residual value guarantees. Lease payments also include the exercise price of a purchase option that the Company and its subsidiaries are reasonably certain to exercise, and payments of fines levied on the termination of a lease, if the lease term reflects the Company and its subsidiaries that exercises the termination option. Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that determines the payment occurs.

In calculating the present value of lease payments, the Company and its subsidiaries use the incremental loan rate on the start date of the lease if the implicit interest in the lease is not easily determinable. After the start date, the value of the lease liability is increased to reflect the addition of interest, and reduced for lease payments made. Moreover, the book value of the lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the fixed inflation-linked payments, or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company and its subsidiaries also apply the asset recognition exemption to leases of office equipment that is considered low-value. Payments of short-term and low-value leases are recognized as expenses on a straight-line basis throughout the lease term.

Significant judgment in determining the lease term of contracts with renewal options

The Company and its subsidiaries determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain that it will be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Company and its subsidiaries have the option, under some of its leases, to lease the assets for additional periods of three to five years. The Company and its subsidiaries apply judgment in determining whether it is reasonably certain to exercise the renewal option. In other words, it considers all the relevant factors that create an economic incentive to exercise the renewal option. After the start date, the Company and its subsidiaries review the lease term if there is a significant event or change in the circumstances under its control that affects its ability to exercise (or not exercise) the renewal option (for example, a change in the business strategy).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

c) Amounts recognized in the statement of financial position and in results

Presented below are the book values of the right-of-use assets and lease liabilities of the Company and its subsidiaries and the financial activity during the period:

	Right-of-use assets
	Lease of property	Other equipment	Cloud (*)	Total	Lease liabilities
On January 1, 2019	90,924	872	10,394	102,190	91,796
Addition (***)	14,269	4,629	54,099	72,997	66,154
Write-off(****)	(20,816)	(37)	(850)	(21,703)	(22,880)
Amortization (**)	(10,895)	(284)	(18,266)	(29,445)	-
Interest and exchange rate change expenses	-	-	-	-	9,857
Payment	-	-	-	-	(18,845)
December 31, 2019	73,482	5,180	45,377	124,039	126,082

Current liabilities					47,478
Non-current liabilities					78,604

(*) Lease of cloud storage space

(**) Annual average rate of depreciation - 10%–33%

(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 522 on December 31, 2019

(****) The Company has identified events giving rise to revaluation and modification of their principal contracts, such as changes in the discount rates. The lease liabilities revaluation is recognized as an adjustment to the right-of-use assets.

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 13.1.

IFRIC 23 - Uncertainty over Income Tax Treatment.

This interpretation clarifies how to apply recognition and measurement requirements of IAS 12 in case there is uncertainty on income tax treatments. In these circumstances, the entity must recognize and measure its current or deferred tax assets or liabilities by applying requirements of IAS 12 based on taxable income (tax loss), tax bases, taxable losses not used, tax credits not used, and tax rates, determined in accordance with this interpretation. This interpretation came into effect as of January 1, 2019 and even considering that the Company and its subsidiaries operate in a complex tax environment, Management concluded that the tax authorities are likely to accept the tax treatments (including those applied to subsidiaries). Therefore, the application of this Interpretation will not have any impacts in the financial statements.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.25.  New standards, amendments and interpretations of issued standards that did not become effective

At the date these financial statements were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's financial statements were issued are set out below:

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17	Insurance contracts	January 1, 2021
Amendments to IFRS 3	Business definition	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of material omission	January 1, 2020

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4.	Corporate restructuring

4.1.	Merger of DCG

On April 01, 2019, merger from DCG Soluções to Venda Digital S.A. was effectively merged into the Company, and its net assets were included in the consolidation by subsidiary Linx Sistemas e Consultoria Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Net assets from DCG Soluções to Venda Digital S.A. was conducted by experts who issued an appraisal of the Company’s shareholders’ equity report dated March 12, 2019. The merger from DCG Soluções to Venda Digital S.A. entailed no capital increase or changes in Company’s shareholding structure.

4.2.	Merger of Millennium

On November 01, 2019, merger from Millennium Network Ltda. (acquired in 2019), and its net assets were included in the consolidation by subsidiary Linx Sistemas e Consultoria Ltda.

Appraisal of assets of Millennium Network Ltda. was conducted by experts who issued an appraisal of the Company’s shareholders’ equity report dated October 08, 2019. The merger of Millennium Network Ltda. entailed no capital increase or changes in Company’s shareholding structure.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

5.	Business combination

5.1.	Acquisition of Hiper

On April 2, 2019, Linx Sistema e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A., acquired 100% of the equity of Hiper Software S.A. (“Hiper” or acquired group), which operates and develops SaaS solutions for micro and small retailers with more than 15,000 active customers in 2,000 municipalities and more than 600 distribution channels. The main reason for the acquisition is to increase the penetration of TEF and Linx Pay, which represents an important growth opportunity for the Company.

The price was R$ 33,906, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 32,314, to be paid as follows:

(i) R$ 16,700 paid when the contract is closed;

(ii) R$ 1,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) Additional contingent consideration (“Payable for Acquisition of Business”) up to R$ 16,206 (fair value as of December 31, 2019 is R$ 14,614) is as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
o	2019 - R$ 1,000;
o	2020 - R$ 1,900; and
o	2021 - R$ 11,006.

•	R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2021;

•	R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024; and

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•	R$ 300 paid on October 14, 2019 after the sellers have secured the working capital for a period of six months.

Purchase consideration
Amount paid in cash	16,700
Amount paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.	1,000
Fair value of contingent consideration (Earn-out)	14,614
Total consideration	32,314

5.2.	Acquisition of Millennium

On June 27, 2019, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of Millennium Network Ltda. (“Millennium”), which operates and develops SaaS solutions that enable the retailer, along with other technologies, to offer to consumer an omnichannel experience. The primary reason for the acquisition was to strengthen its omnichannel strategy, which is an important trend for retail and represents a great growth opportunity for the Company.

The price was R$ 94,803, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 86,671, to be paid as follows:

(i) R$ 58,247 paid when the contract is closed;

(ii) R$ 4,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 558 paid in 2019;

(iv) Additional contingent consideration (“Payable for Acquisition of Business”) up to R$ 31,998 (fair value as of December 31, 2019 is R$ 23,866) is as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
o	2019 - R$ 2,470;
o	2020 - R$ 9,671;
o	2021 - R$ 4,585;
o	2022 - R$ 5,041; and
o	2023 - R$ 4,231.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•	R$ 3,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2021; and

•	R$ 3,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024;

Purchase consideration
Amount paid in cash	58,247
Amount paid on June 28, 2019	558
Amount paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.	4,000
Fair value of contingent consideration (Earn-out)	23,866
Total adjusted consideration (*)	86,671

(*) The purchase price was deducted from the amount of R$2,200 related to the debts assumed by Millennium in the acquisition

5.3.	Acquisition of SetaDigital

At October 16, 2019, Linx Sistemas e Consultoria Ltda., a wholly-owned subsidiary of Linx S.A., acquired all the share capital of SetaDigital Sistemas Gerencial Ltda. (“SetaDigital”), which operates with a focus on ERP solutions and services for footwear retail. The main reason for the acquisition is to reinforce its cross selling strategy to encourage the customer to supplement its initial purchase, representing a significant growth opportunity for the Company.

The price was R$ 34,906, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 34,686, to be paid as follows:

(i) R$ 24,000 paid when the contract is closed;

(ii) R$ 4,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,827 paid in 2019;

(iv) Additional contingent consideration (“Payable for Acquisition of Business”) up to R$ 5,079 (fair value as of December 31, 2019 is R$ 4,859) is as follows:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
o	2020 - R$ 2,130;
o	2021 - R$ 949;

•	R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2022; and

•	R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024;

Purchase consideration
Amount paid in cash	24,000
Amount paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.	4,000
Cash refund	1,827
Fair value of contingent consideration (Earn-out)	4,859
Total consideration	34,686

5.4.	Identifiable assets acquired and goodwill

Pursuant to IFRS 3 (R) – Business Combination, acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree issued in exchange for control of the acquiree.

The fair value of identifiable assets acquired in business combinations was measured and recognized at the date of conclusion of the transaction:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Amount recognized on acquisition	Hiper	Millennium	SetaDigital	Total
Current assets	1,428	718	2,490	4,636
Cash and cash equivalents	937	125	616	1,678
Accounts receivable	342	579	1,244	2,165
Other receivable	149	14	630	793

Non-current assets	8,696	12,605	16,760	38,061
Software (*)	5,025	5,954	3,379	14,358
Accounts receivable (*)	2,298	6,070	12,814	21,182
Property, plant and equipment	805	461	529	1,795
Intangible assets	568	120	38	726

Current liabilities	1,368	2,991	1,257	5,616
Suppliers	127	326	93	546
Loans and financing	-	443	-	443
Labor obligations	1,160	1,295	834	3,289
Tax liabilities	78	626	328	1,032
Other liabilities payable	3	301	2	306

Non-current liabilities	-	1,679	-	1,679
Other liabilities payable	-	1,679	-	1,679

Fair value of assets acquired	10,124	13,323	19,250	42,697
Fair value of liabilities assumed	1,368	4,670	1,257	7,295
Total identifiable net assets	8,756	8,653	17,993	35,402

Consideration	32,314	86,671	34,686	153,671

Goodwill	23,558	78,018	16,693	118,269

(*)	Allocation of identifiable assets

5.5.	Assets acquired and liabilities assumed

The fair value of trade accounts receivable of the acquires is R$ 2,165. The gross value of trade accounts receivable is R$ 4,964.

Preliminary goodwill totaling to R$ 118,269 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 26,409 and pre-tax income of R$ 4,702. If the business combinations had occurred at the beginning of the year, the Company’s gross revenues would have totaled R$ 932,314, while earnings before taxes would have been R$ 62,098.

At the conclusion date of the preparation of these consolidated financial statements, the Company is in the process of reviewing and adjusting the determination of fair value of identifiable assets acquired and liabilities assumed from the acquires. This analysis is expected to be completed shortly, as soon as Management has all relevant information of the facts, not exceeding a maximum period of 12 months from the acquisition date.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

6.	Cash and cash equivalents

	December 31
	2019	2018
Cash and banks - denominated in the R$	50,526	17,499
Cash and banks - in foreign currency	17,448	27,923
Short-term financial assets (*)	7,924	4,428
	75,898	49,850

(*) In the years ended December 31, 2019 and 2018, there were no investments in foreign currency.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Short-term financial assets refer to Fixed Income Fund accruing interest as remunerated at rate of 95.76% of the Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 26.8.

7.	Financial assets

					December 31
Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	2019	2018
Domestic currency
Fund	Retail Renda Fixa Crédito Privado Fundo de Investimento	02/22/2018	Indefinite	107.12%	774,257	396,389
Fund	Moving Tech Renda Fixa	12/27/2019	09/01/2022	96.93%	100,136	-
Fund	Options	11/29/2019	12/04/2020	103.75%	16,901	-
Fund	Fixed income	02/26/2019	05/24/2021	103.75%	8,365	16,088
Other	Other investments	-	-	SELIC 100%	669	897
Total domestic currency					900,328	413,374

Foreign currency
Other	Time Deposit	12/12/2019	02/10/2020	-	4,034	-
Total foreign currency					4,034	-

Total (*)					904,362	413,374

	Current assets				902,289	413,374
	Non-current assets				2,073	-

(*) The amounts presented include R$ 9,007 (R$ 364 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Management’s policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 26.8.

8.	Trade accounts receivable

	December 31
	2019	2018
Trade notes receivable:
Falling due	248,411	141,066
Overdue	27,243	23,138
	275,654	164,204

Trade notes receivable - abroad:
Falling due	12,247	7,436
Overdue	4,978	3,419
	17,225	10,855

Total (*)	292,879	175,059

(-) Estimated losses with doubtful accounts	(3,360)	(4,215)
(-) Adjustment to present value	(1,408)	(462)
	288,111	170,382

Current assets	276,626	167,102
Non-current assets	11,485	3,280

(*) The amounts presented include R$ 96,026 (R$ 2,101 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Following is the breakdown of the net provision securities:

	December 31
	2019	2018
Falling due	259,221	151,795
Overdue (days):
1–30	18,749	9,666
31–60	2,290	3,226
61–90	3,663	2,841
91–180	4,188	2,854
	288,111	170,382

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The changes in this provision in the consolidated is shown as follows:

	December 31
Changes in doubtful accounts	2019	2018
Opening balance	(4,215)	(1,183)
First-time adoption of IFRS 9 as of 01/01/2018	-	(1,539)
Addition of provision	(5,551)	(5,734)
Use/reversal	6,406	4,241
Closing balance	(3,360)	(4,215)

9.	Recoverable taxes

	December 31
	2019	2018
Withholding taxes and contributions	18,494	29,272
ICMS	5,242	4,286
PIS and COFINS	1,367	456
Other (*)	2,711	1,080
	27,814	35,094

Current assets	22,648	35,094
Non-current assets	5,166	-

(*) It mainly corresponds to the advance of income tax in the amount of R$ 1,253 and the balance recoverable from the software promotion law in the amount of R$ 785, both from the company Napse as of December 31, 2019

10.	Related parties

10.1	Remuneration of key management personnel

Total key management personnel remuneration (22 and 8 administrators in 2019 and 2018, respectively) for the periods ended December 31, 2019 and 2018 are summarized as follows:

	12/31/2019	12/31/2018
Short-term employee benefits
Payment of Directors’ fees	14,546	11,571
Share-based payments	19,794	3,148
	34,340	14,719

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

11.	Other assets

	December 31
	2019	2018
Advance to employees, vacation and 13th salary	16,706	1,842
Retentions for contingencies – Acquired (*)	13,193	13,560
Prepaid expenses - Services	7,464	21,696
Advance to suppliers	6,141	7,102
Other (**)	5,343	6,420
	48,847	50,620

Current assets	22,509	33,084
Non-current assets	26,338	17,536

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse and Millennium, according to acquisition contracts.

(**) Refers to advances to suppliers, expenses and judicial deposits

12.	Property, plant and equipment

	December 31, 2019			December 31, 2018
	Cost	Accumulated depreciation	Net value	Net value
Computers and electronics	58,270	(36,659)	21,611	13,527
Vehicles	9,745	(5,437)	4,308	4,808
Furniture and fixtures	16,447	(6,818)	9,629	9,079
Facilities, machinery and equipment	36,810	(17,142)	19,668	21,230
Leasehold improvements	41,956	(18,523)	23,433	21,942
Real Estate	3,350	(804)	2,546	2,681
Land and others	1,006	-	1,006	1,006
Total (*)	167,584	(85,383)	82,201	74,273

(*) The amounts presented include R$ 4,449 (R$ 368 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The financial activity of property, plant and equipment balances is described below:

	Cost
	Balance at 12/31/2018	Addition (*)	Addition - acquisition	IAS 29 (**)	Write-offs	Transfers	Balance at 12/31/2019
Computers and electronics	44,908	13,000	1,001	179	(818)	-	58,270
Vehicles	9,580	1,729	-	10	(1,574)	-	9,745
Furniture and fixtures	14,420	1,452	666	15	(106)	-	16,447
Facilities, machinery and equipment	35,179	1,551	403	-	(323)	-	36,810
Leasehold improvements	37,887	1,256	454	652	(560)	2,267	41,956
Constructions in progress	-	2,267	-	-	-	(2,267)	-
Real Estate	3,350	-	-	-	-	-	3,350
Land and others	1,006	2	-	-	(2)	-	1,006
Total	146,330	21,257	2,524	856	(3,383)	-	167,584

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities.

(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

		Accumulated depreciation
	Annual depreciation rate	Balance at 12/31/2018	Addition	Addition - acquisition (*)	Write-offs	Balance at 12/31/2019
Computers and electronics	20%	(31,381)	(5,541)	(414)	677	(36,659)
Vehicles	20%	(4,772)	(1,811)	-	1,146	(5,437)
Furniture and fixtures	10%	(5,341)	(1,316)	(178)	17	(6,818)
Facilities, machinery and equipment	10%	(13,949)	(3,220)	(96)	123	(17,142)
Leasehold improvements	10%	(15,945)	(2,701)	(41)	164	(18,523)
Real Estate	4%	(669)	(135)	-	-	(804)
Total		(72,057)	(14,724)	(729)	2,127	(85,383)

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 13.1.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

13.	Intangible

	December 31, 2019			December 31, 2018
	Cost	Accumulated amortization	Net value	Net value
Software (i)	95,280	(48,093)	47,187	31,513
Software development (ii)	22,729	-	22,729	15,633
Software developed (iii)	188,854	(149,865)	38,989	36,174
Software development – capitalized interest	20,569	(8,114)	12,455	4,058
Brands acquired	46,199	(5,037)	41,162	42,112
Technology - acquisitions	143,735	(104,264)	39,471	38,973
Client portfolio - acquisitions	158,268	(78,507)	79,761	73,722
Goodwill	727,558	-	727,558	607,446
Other	2	-	2	3
Total (*)	1,403,194	(393,880)	1,009,314	849,634

(*) The amounts presented include R$ 9,841 (R$ 750 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

The financial activity of intangible asset balances is described below:

	Cost
	Balance at 12/31/2018	Addition (*)	Addition - acquisition	Business combination (**)	IAS 29 (***)	Write-offs	Balance at 12/31/2019
Software (i)	66,883	28,316	1,165	-	768	(1,852)	95,280
Software development (ii)	15,633	7,096	-	-	-	-	22,729
Software developed (iii)	157,837	31,017	-	-	-	-	188,854
Software development – capitalized interest	8,786	11,783	-	-	-	-	20,569
Brands acquired	46,188	-	11	-	-	-	46,199
Technology - acquisitions	129,377	-	-	14,358	-	-	143,735
Client portfolio - acquisitions	137,177	-	-	21,182	-	(91)	158,268
Goodwill	607,446	1,843	-	118,269	-	-	727,558
Other	3	-	-	-	-	(1)	2
Total	1,169,330	80,055	1,176	153,809	768	(1,944)	1,403,194

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities.

(**) Amounts related to goodwill, client portfolio and technology figures for acquisitions of Hiper and Millennium in the second quarter of 2019 and SetaDigital in the fourth quarter of 2019.

(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

		Accumulated amortization
	Annual rate of amortization	Balance at 12/31/2018	Addition	Addition - acquisition (*)	Write-offs	Balance at 12/31/2019
Software (i)	10–20%	(35,370)	(14,030)	(450)	1,757	(48,093)
Software developed (ii)	33%	(121,663)	(28,202)	-	-	(149,865)
Software development – capitalized interest	33%	(4,728)	(3,386)	-	-	(8,114)
Brands acquired	10–20%	(4,076)	(961)	-	-	(5,037)
Technology - acquisitions	10–20%	(90,404)	(13,860)	-	-	(104,264)
Client portfolio - acquisitions	20–50%	(63,455)	(15,052)	-	-	(78,507)
Total		(319,696)	(75,491)	(450)	1,757	(393,880)

(i) Software acquired for use by the company employees and for software development routines

(ii) Development of software under an innovation process that has already been marketed

13.1.	Goodwill impairment testing

The Company and its subsidiaries tested goodwill for impairment using the concept of value in use, under the discounted cash flow methodology.

All consolidated goodwill is recorded at the Linx Software segment, which is also considered the cash generating unit at which goodwill is evaluated for impairment. The process for determining the value in use involved the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, costs and expenses, investment estimates and future working capital and discount rates. Assumptions about cash flow growth projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average cost of capital (WACC).

Following the techniques of economic valuation, the assessment of value in use was carried out for a period of 5 years and, thereafter, considering the perpetuity of the assumptions based on the ability of the company to continue as a going concern for the foreseeable future. Management deemed the use of the 5-year period appropriate, based on its past experience in preparing the projections of its cash flows. Such understanding is in accordance with paragraph 35 of IAS 36 - Impairment of Assets.

The growth rate used to extrapolate the projections beyond the 5-year period was 5.5% in 2019, and 2018, which refers to the perpetuity growth corresponding to the expected long-term inflation of Bacen (Central Bank of Brazil), plus of 1% real growth. The estimated future cash flows were discounted at the pre-tax discount rate of 13.69% in 2019 (13.85% in 2018), also at nominal values.

The annual inflation rate for the period analyzed in the projected flows was 3.52% in 2019 (4.43% in 2018).

Key assumptions were based on the historical performance of the Company and its subsidiaries, on reasonable macroeconomic assumptions, and on financial market projections documented and approved by Company management.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Based on the annual impairment test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date.

Value in use calculation is mainly impacted by the following assumptions:

Growth of revenue: this is based on the observation of the historical behavior of each revenue line as well as trends based on market analysis. Revenue projections refer to non-recurring lines (implementation consultancy and royalties for the use of its licenses), and recurring lines (contractual - related to the collection of system maintenance fees, with an annual restatement forecast), where the Company and its subsidiaries considered an annual growth between 9% and 18% for the next 5 years.

The costs of the Company and its subsidiaries were projected considering the maintenance of the gross margin, which varies between 72% and 74%.

Capex volume: CAPEX investment needs were projected in line with historical indexes and sufficient to support the growth of operations.

Discount rates: represent the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Company, and derives from:

Weighted average cost of capital (WACC): which takes into account both debt and shareholders’ equity. The cost of shareholders’ equity derives from the expected return on investment by the Company’s investors. The cost of debt is based on the financing with interest income that the Company and its subsidiaries are required to honor.

Financial Asset Pricing Model: which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return on the market and the expected return on a risk-free asset.

13.2.	Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management’s estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the year ended December 31, 2019, the amount of R$ 93,070 (R$ 73,527 on December 31, 2018) was recognized in income (loss) in the consolidated financial statements, and was related to research and maintenance of the developed software.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

14.	Loans and financing

					December 31
Type	Charges	Effective rate	Maturity	Covenants	2019	2018
Loan - BNDES	TLP + IPCA + 3.10% p.a. + Spread 1.37% p.a	8.919% p.a.	12/15/2027	14.1 (a)	147,585	146,602
Loan - BNDES	TJLP + 1.67% p.a.	7.397% p.a.	02/15/2021	14.1 (b)	31,078	57,526
Loan - BNDES	TJLP + 1.96% p.a.	7.692% p.a.	03/15/2022	14.1 (c)	30,945	44,560
Loan - BNDES	TJLP + 1.00% p.a.	7.120% p.a.	09/16/2019		-	528
Loan - Itaú	TJLP + 7.20% p.a.	13.157% p.a.	04/15/2021		165	761
Other					409	4
					210,182	249,981

Current liabilities					41,245	40,720
Non-current liabilities					168,937	209,261

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

	December 31
Period	2019	2018
2020	-	40,012
2021	39,216	39,387
2022	24,474	24,615
2023	21,043	21,043
2024	21,043	21,043
2025	21,043	21,043
2026	21,043	21,043
2027	21,075	21,075
	168,937	209,261

Changes are shown below:

	December 31
	2019	2018
Previous balance	249,981	97,288
Funds from acquisition of subsidiaries	443	1,097
Additions of loans and financing	410	191,837
Financial charges	18,418	9,658
Financial charges paid	(16,896)	(9,048)
Payments of loans and financing	(42,174)	(40,851)
Total	210,182	249,981

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

14.1.	Covenants

(a)	BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i)     General Indebtedness / total assets: equal or less than 60%;

(ii)    Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

•  General indebtedness: Total current and non-current liabilities;

•  Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

•  EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

(b)	BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

(i)	General Indebtedness / total assets: equal or less than 60%;

(ii)	Net debt / EBITDA: equal or less than 2.0;

(iii)	EBITDA / Net operating revenue: equal or higher than 20%.

In	order to determine the indices, the following definitions and criteria should be adopted:

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

(c)	BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)	General Indebtedness / total assets: equal or less than 60%;

(ii)	Net debt / EBITDA: equal or less than 2.0;

(iii)	EBITDA / Net operating revenue: equal or higher than 20%.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

In	order to determine the indices, the following definitions and criteria should be adopted:

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

15.	Lease payable

	Rate	12/31/2019	01/01/2019
Lease of property	10.27%	76,995	90,924
Equipment rental	10.27%	4,975	872
Lease of cloud	8.73%	44,112	-
		126,082	91,796

Current liabilities		47,478	6,531
Non-current liabilities		78,604	85,265

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Changes in lease liabilities payable are:

	January 1, 2019	Additions	Write-offs	Payments	Interest restatement	FX	December 31, 2019
Lease of property	90,924	14,913	(22,649)	(14,445)	8,304	(52)	76,995
Equipment rental	872	4,784	(32)	(618)	(31)	-	4,975
Lease of cloud	-	46,457	(199)	(3,782)	1,335	301	44,112
Total liabilities from financing activities	91,796	66,154	(22,880)	(18,845)	9,608	249	126,082

As at December 31, 2019, leases have average payment term of 5.4 years (January 1, 2019 – 5.3 years).

The amount classified in non-current liabilities will be paid as follows:

Period	12/31/2019	01/01/2019
2020	-	14,154
2021	26,487	14,155
2022	16,398	14,155
2023	16,398	14,153
2024	8,777	13,254
2025	8,777	13,254
2026	8,777	13,254
2027	8,777	13,254
2028	8,777	13,254
2029	687	-
Lease payment	103,855	122,887
Financial charges	(25,251)	(37,622)
Present value of lease payments	78,604	85,265

16.	Labor liabilities

	December 31
	2019	2018
Provision for vacation, 13th salary and payroll charges	32,415	26,542
INSS payable	7,523	6,673
Provision for profit sharing	5,426	3,876
FGTS payable	2,584	2,137
Salaries payable	1,901	1,344
Other	3,208	3,229
	53,057	43,801

Current liabilities	51,080	43,801
Non-current liabilities	1,977	-

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

17.	Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	December 31
	2019	2018
Installments not subject to restatement	57,246	46,542
Napse installments subject to restatement based on exchange-rate change and LIBOR.	16,960	41,951
Installments subject to restatement based on the change in the CDI rate	284	3,608
Installments subject to restatement based on the change of IPCA	12,666	22,774
Installments subject to restatement based on the change of IGPM	8,253	7,690
Adjustment to present value (**)	(12,340)	(10,078)
	83,069	112,487

Current liabilities	43,432	57,099
Non-current liabilities	39,637	55,388

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)

(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

	December 31
Period	2019	2018
2020	-	35,373
2021	23,691	14,225
2022	11,715	5,065
2023	4,231	725
	39,637	55,388

Of total amount payable on December 31, 2019, R$ 83,032 is related to contingent consideration (R$ 111,545 as of December 31, 2018). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 26).

The changes in the consolidated are shown as follow:

	December 31
	2019	2018
Previous balance	112,487	130,767
Addition due to acquisition (*)	54,723	38,881
Payment of principal/financial charges paid	(48,093)	(45,878)
Restatement of financial charges	11,108	3,057
Contingencies (**)	(7,773)	(5,343)
Earn-Out (***)	(39,383)	(8,997)
	83,069	112,487

(*) Additions for acquisitions, of which R$ 16,647 for Hiper, R$ 31,376 for Millennium and R$ 10,685 for Seta

(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management.

(***) The amounts refer to reversal of unachieved earn-out goals of the acquirees Neemu, Napse, Percycle, Sback, Itec and Único.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

18.	Deferred revenue

	December 31
	2019	2018
Revenue from services (*)	18,457	8,902
Revenue from royalties (**)	24,337	50,346
	42,794	59,248

Current liabilities	36,360	40,053
Non-current liabilities	6,434	19,195

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.

(**) Refers to balances of software contracts’ (royalties) deferral deriving from first-time adoption of IFRS 15 and subsequent changes.

19.	Income tax and social contribution

19.1.	Income tax and social contribution expense

	December 31
	2019	2018
Current tax
Current tax on income for the year	(11,394)	(9,959)

Deferred tax
Deferred tax on income for the year	(13,663)	(11,130)

Income tax and social contribution expense	(25,057)	(21,089)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	December 31
	2019	2018
Income (loss) before income tax and social contribution	63,933	92,144

Rate income tax and social contribution	34%	34%

Income tax and social contribution at the rate of 34%	(21,737)	(31,329)

Permanent differences
Equity in net income of subsidiaries	-	-
Law 11196/05 (Research and Development incentive)	718	1,574
Payment of interest on own capital	-	5,100
Unrecognized tax credit	385	329
Gifts, fines and nondeductible expenses	(486)	-
Overseas earnings	(3,318)	-
Income tax and social contribution determined by the deemed income	(110)	3,139
Effects of tax rates of foreign subsidiaries	(279)	1,542
Other net differences	(230)	(1,444)

Income tax expense for effective rate	(25,057)	(21,089)

Effective rate	39.19%	22.89%

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

19.2.	Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	December 31
	2019	2018
Deferred IR/CS on tax loss and negative basis	1,665	4,279
Stock option plan	555	56
Inc. tax and soc. contr. on foreign companies	841	110
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	12	1
Provision for adjustment to present value	284	3
Total deferred income tax and social contribution, net (assets)	3,357	4,449

	December 31
	2019	2018
Deferred income tax and social contribution on accounting and tax goodwill	(97,593)	(72,425)
Deferred income tax/ social contribution assets identified in acquisitions	(25,092)	(31,161)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	8,228	17,004
Deferred income tax and social contribution on IFRS 16	3,538	-
Inc. tax and soc. contr. on foreign companies	(705)	(283)
Deferred IR/CS on tax loss and negative basis	7,138	3,953
Estimated losses with doubtful accounts	108	620
Provision of benefits to employees	446	411
Provision for contingencies	1,779	809
Provision for adjustment to present value	4,678	2,019
Stock option plan	9,925	2,235
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	2,102	1,993
Other provisions	1,242	2,190
Total deferred income tax and social contribution, net (liabilities)	(84,206)	(72,635)

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

20.	Other liabilities

	December 31
	2019	2018
Accounts payable to commercial establishments (*)	80,411	2,215
Interest on prepayment for assignment of receivables (*)	5,207	-
Advance of clients	1,590	1,420
Post-employment benefit (*)	1,311	1,210
Installment payment of taxes and contribution	619	-
Other (**)	5,307	5,462
	94,445	10,307

Current liabilities	89,576	7,979
Non-current liabilities	4,869	2,328

The total amounts of current and non-current liabilities presented include R$ 85,702 (R$ 2,215 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

(*) Amounts related to the transaction of Linx Pay (beginning of operations in September 2018)

(**) Changes arising from the change in the number of eligible participants, monetary updating of medical costs and updating of the set of actuarial assumptions.

(***) It substantially corresponds to other Napse’s liabilities in the amount of R$ 3,584 (R$ 4,603 as of December 31, 2018).

21.	Shareholders' equity

21.1.	Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws’ reform, following the Board of Directors’ decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

On February 28, 2019, the Company's capital increase was approved during a meeting of the Board of Directors, within limit of authorized capital, in the amount of R$ 362, from R$ 488,467 (total as of December 31, 2018) to R$ 488,829, through issue of 25,578 new common registered, book-entry shares, with no par value.

On June 25, 2019, the Company's capital increase was approved, from R$ 488,829 (four hundred and eighty-eight million, eight hundred and twenty-nine thousand Reais) to R$ 645,447 (six hundred and forty-five million, four hundred, forty-seven thousand Reais), through the issuance of 23,100,000 (twenty-three million and one hundred thousand) shares, within the limit of the authorized capital, as provided for in the Company's Bylaws, in the form of American Depositary Shares (“ADS”) in the New York Stock Exchange (“NYSE”).

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	December 31, 2019		December 31, 2018
	Shares	%	Shares	%
Founding shareholders	26,982,764	14.24%	29,328,299	17.64%
GIC Private Limited.	18,900,432	9.98%	7,019,841	4.22%
Genesis Asset Managers	10,124,454	5.35%	13,988,175	8.41%
BlackRock Inc.	9,950,316	5.25%	-	-
BNDES Participações S.A. – BNDES	-	-	9,674,601	5.82%
Treasury shares	9,869,772	5.21%	7,502,115	4.51%
Other	113,581,222	59.97%	98,770,351	59.40%
	189,408,960	100%	166,283,382	100%

Capital	645,447		488,467

The changes in the numbers of subscribed and paid-up shares are as follows:

December 31, 2018	166,283,382
Capital increase	23,125,578
December 31, 2019	189,408,960

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Treasury shares

On June 22, 2018, occurred the approval of the opening of Company’s share buyback program (program was discontinued on December 23, 2019) and the purpose of the Buyback Program was to meet the exercise of restricted stock programs and possibly stock option programs. Shares may also be held in treasury, disposed or canceled, without reduction of the Company’s capital, in compliance with the provisions of item 1 of article 30 of the Brazilian Corporation Law, and the standards set forth in ICVM 567/15. In the period ended December 31, 2019, the amount of treasury shares is R$ 225,954 (R$ 148,373 on December 31, 2018).

21.2.	Capital reserves

The capital reserve is set up as follows:

	December 31
	2019	2018
Premium in capital subscription (a)	1,222,025	539,571
Stock option plan (Note 28)	39,737	16,104
Expenditures with issuance of shares (b) (c)	(96,157)	(37,423)
	1,165,605	518,252

(a)	In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On June 26, 2019, based on the global offering of shares, there was a premium on capital subscription of R$ 682,454.

(b)	In conformity with Pronouncement IFRS 9 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

(c)	In the year, the increase was R$ 58,734, tis corresponds to commission paid to banks (R$ 33,143), taxes payable (R$ 16,884), legal advisory (R$ 4,813), independent audit (R$ 2,489), and other expenses (R$ 1,405)

21.3.	Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2019, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

21.4.	Dividends

The Company's Bylaws establish a minimum dividend of 25% calculated on the annual net income, adjusted as provided by Article 202 of Law 6404/1976.

	December 31
	2019	2018
Net income for the year	38,876	71,055
Net income after the allocation of the legal reserve	38,876	71,055

Minimum mandatory dividends	9,719	17,764
Additional dividends proposed by the Management	10,281	22,236
Dividends proposed by the Management	20,000	40,000
Minimum mandatory dividends per share	0.0570	0.1090
Dividends proposed by the Management per share	0.0603	0.1364

Payment method
Interest on own capital	-	15,000
Dividends	20,000	25,000
	20,000	40,000
Changes in dividends
Opening balance - Dividends payable for the prior year	25,000	23,000
Dividends paid in the prior year	(25,000)	(23,000)
Minimum mandatory dividends for the year	9,719	17,764
Additional dividends proposed by the Management	10,281	22,236
Dividend and interest on own capital paid for the year	-	(15,000)
Closing balance - Dividends payable for the year	20,000	25,000

Presentation of dividends
Liabilities - Minimum mandatory dividends for the year	9,719	2,764
Shareholders’ equity - Additional dividends proposed by the Management	10,281	22,236
	20,000	25,000

At the Annual and Extraordinary General Meeting held on April 24, 2019 approved the payment of dividends in 2018 in the gross amount of R$ 25,000, which were included in the amount of the minimum dividend established by article 36 of the Company’s bylaws and paid as of May 15, 2019 to shareholders based on shareholding interest on April 24, 2019.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

21.5.	Profit retention reserve

The capital budget proposal for the year ended December 31, 2019, which was prepared by the Company’s Executive Board allocates the balance of the profit retention reserve of 2019, totaling R$ 18,876, to the investments presented below:

	December 31
Investments:	2019	2018
Infrastructure	2,671	4,303
Innovative research and development	4,274	6,884
Acquisitions	11,931	19,868
Total investments	18,876	31,055

Sources of resources:
Profit reserve	18,876	31,055
Total sources	18,876	31,055

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

22.	Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At December 31, 2019, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 19,588 (R$ 10,960 at December 31, 2018).

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 62,887 as of December 31, 2019 (R$47,205 as of December 31, 2018), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the year ended December 31, 2019 is R$ 38,387 (R$ 36,219 on December 31, 2018) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies will be guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other receivables in the balance sheet, based on diligences carried out during the acquisition process.

Change	Labor	Civil	Tax	Total
Balance at December 31, 2018	6,391	1,022	3,547	10,960
Additions	4,013	1,256	198	5,467
Write-offs	(2,115)	(749)	-	(2,864)
Restatement	151	98	-	249
Addition - acquisition (*)	1,392	-	4,297	5,689
Restatement - acquisition (*)	(629)	-	716	87
Balance at December 31, 2019	9,203	1,627	8,758	19,588

(*) Classified into additions to Provisions for contingent liabilities deriving from acquisitions of companies Hiper and Millennium (amounts prior to acquisition date by Linx Sistemas).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

23.	Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

	December 31
	2019	2018	2017
Gross operating revenue
Subscription revenues	759,128	680,800	589,520
Consulting service revenues	145,563	103,350	66,617
	904,691	784,150	656,137

Sales deductions
PIS	(5,483)	(4,642)	(3,932)
COFINS	(25,300)	(21,425)	(18,148)
ISS	(20,582)	(17,619)	(15,981)
INSS (Social security)	(32,967)	(29,393)	(25,009)
Other	(6,468)	(4,563)	(3,751)
Cancellations	(25,732)	(20,949)	(17,726)
	(116,532)	(98,591)	(84,547)

Total (*)	788,159	685,559	571,590

(*) The amounts presented include R$ 18,902 (R$ 10 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

The Company and its subsidiaries do not have clients that individually represents more than 10% of revenue for years ended December 31, 2019 and 2018.

Table below presents geographical information as required by IFRS 8 – information per segment.

	Geographical information
	December 31, 2019	December 31, 2018	December 31, 2017
Net revenue
In Brazil	747,344	646,837	553,550
Abroad	40,815	38,722	18,040
	788,159	685,559	571,590

Assets
In Brazil	2,527,352	1,619,075	1,542,294
Abroad	36,591	28,601	21,730
	2,563,943	1,647,676	1,564,024

Liabilities
In Brazil	755,440	574,887	379,576
Abroad	18,659	15,580	13,928
	774,099	590,467	393,504

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

24.	Costs, expenses and other expenses / revenues

	December 31
	2019	2018	2017
Type
Other revenues	37,372	8,401	4,311
Personnel	(391,913)	(305,495)	(272,017)
Depreciation and amortization (**)	(119,660)	(78,729)	(69,983)
Outsourced services	(83,490)	(64,095)	(33,609)
Commissions	(38,334)	(35,699)	(26,801)
Expenses with link	(27,354)	(37,291)	(29,934)
Travel and accommodation	(13,899)	(13,824)	(11,991)
Advertising and publicity	(12,255)	(12,623)	(6,350)
Maintenance and preservation	(15,491)	(14,713)	(11,339)
Possible losses	(5,768)	(3,653)	(4,466)
Rents	(3,680)	(16,090)	(12,242)
IT expenses	(2,820)	(3,453)	(3,489)
Other	(29,757)	(18,232)	(19,312)
	(707,049)	(595,496)	(497,222)

Function
Cost of services rendered	(272,115)	(245,621)	(211,595)
Administrative and general expenses	(219,916)	(168,596)	(148,148)
Sales expenses	(144,735)	(111,008)	(72,393)
Research and maintenance of software developed	(93,070)	(73,527)	(64,280)
Other operating revenue (expenses)	22,787	3,256	(806)
Total (*)	(707,049)	(595,496)	(497,222)

(*) The amounts presented include R$ 8,284 (R$ 54 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

(**) The amount corresponding to the amortization of the right-of-use totals R$ 29,445

25.	Financial income

	December 31
	2019	2018	2017
Financial income
Interest on financial assets	36,928	24,703	52,999
Foreign exchange gain	17,906	20,047	2,981
Effect of IAS 29	3,791	742	-
Interest receivable	2,951	1,959	357
Discounts obtained	1,646	902	39
Other income	6,881	1,904	2,045
	70,103	50,257	58,421

Financial expenses
Foreign-exchange losses	(37,622)	(17,388)	(3,607)
Liability interest	(9,297)	(593)	(470)
Discount granted	(10,265)	(10,743)	(9,141)
Interest on loans and financing	(6,174)	(7,830)	(7,611)
Tax on financial operations	(3,974)	(695)	(560)
Effectof IAS 29	(3,948)	(1,682)	-
Other expenses (*)	(16,000)	(9,245)	(2,639)
	(87,280)	(48,176)	(24,028)

Financial results (**)	(17,177)	2,081	34,393

(*) Refers mainly to the realization of AVP on acquired companies and bank expenses

(**) The amounts presented include R$ 2,128 (R$ 35 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

26.	Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

•   Credit risk

•   Liquidity risk

•   Market risk

•	Operating risk

26.1.	Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 2.21% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

On December 31, 2019, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	December 31
	2019	2018
Cash and cash equivalents (Note 6)	75,898	49,850
Financial assets (Note 7)	904,362	413,374
Trade accounts receivable (Note 8)	288,111	170,382
	1,268,371	633,606

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

26.2.	Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total
Suppliers	24,007	-	-	-	24,007
Loans and financing (Note 14)	41,245	63,690	63,129	42,118	210,182
Lease payable (Note 15)	47,478	42,885	33,952	27,018	151,333
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 17)	23,629	32,578	4,231	-	60,438
Accounts payable for the acquisition of subsidiaries – retained installments (Note 17)	19,767	12,277	2,891	-	34,935
Accounts payable for the acquisition of subsidiaries – Other (Note 17)	36	-	-	-	36
Other liabilities (Note 20)	89,576	4,869	-	-	94,445
	245,738	156,299	104,203	69,136	575,376

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

26.3.	Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial income or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

26.4.	Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

26.5.	Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

26.6.	Financial instruments’ analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	December 31
	Book value	Fair value	Book value	Fair value
	2019	2019	2018	2018
Financial assets
Cash and cash equivalents (Note 6)	75,898	75,898	49,850	49,850
Financial assets (Note 7)	904,362	904,362	413,374	413,374
Trade accounts receivable (Note 8)	288,111	288,111	170,382	170,382
Other assets (Note 11)	48,847	48,847	50,620	50,620
Total	1,317,218	1,317,218	684,226	684,226

Financial liabilities
Suppliers	24,007	24,007	13,623	13,623
Loans and financing (Note 14)	210,182	210,182	249,981	249,981
Lease payable (Note 15)	126,082	126,082	-	-
Accounts payable for the acquisition of subsidiaries (Note 17)	83,069	83,069	112,487	112,487
Other liabilities (Note 20)	94,445	94,445	10,307	10,307
Total	537,785	537,785	386,398	386,398

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•	Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

•	Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	December 31
	2019		2018
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (Note 6)	7,924	67,974	4,428	45,422
Financial assets (Note 7)	904,362	-	413,374	-
Trade accounts receivable (Note 8)	-	288,111	-	170,382
Other assets (Note 11)	-	48,847	-	50,620
	912,286	404,932	417,802	266,424
Financial liabilities
Suppliers	-	24,007	-	13,623
Loans and financing (Note 14)	-	210,182	-	249,981
Lease payable (Note 15)	-	126,082	-	-
Accounts payable for the acquisition of subsidiaries (Note 17)	83,069	-	112,487	-
Other liabilities (Note 20)	-	94,445	-	10,307
	83,069	454,716	112,487	273,911

26.7.	Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of December 31, 2019:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non- observable data (Level 3)
Assets measured at fair value
Financial assets at fair value
Financial assets (Note 7)	904,362	-	904,362	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 14)	210,182	-	210,182	-
Lease payable (Note 15)	126,082	-	126,082	-
Accounts payable for the acquisition of subsidiaries (Note 17)	83,069	-	37	83,032

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Items measured at fair value on a recurring basis – The Company’s liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2019 for these assets.

26.8.	Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at December 31, 2019, we defined three scenarios for the risk of decrease in CDI. The December 2019 index, which was 4.40% (6.40% as of December 31, 2018), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III
Financial assets	904,362	CDI decr.	4.40%	3.30%	2.20%
Financial income			39,792	29,844	19,896

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at December 31, 2019, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at December 31, 2019, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2019, based on which, 25% and 50% differences were calculated.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2019. The base date used for financing was December 31, 2019, projecting indices for one year and verifying their sensitivity in each scenario.

Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III
Financings – BNDES	210,182	TJLP incr.	11,707	14,629	17,571
Rate subject to change			5.57%	6.96%	8.36%

Acquisition of companies	8,253	IGPM incr.	604	755	906
Rate subject to change			7.32%	9.15%	10.98%

Acquisition of companies	284	CDI incr.	12	16	19
Rate subject to change			4.40%	5.50%	6.60%

Acquisition of companies	12,666	IPCA incr.	546	681	818
Rate subject to change			4.31%	5.38%	6.46%

Acquisition of companies	16,960	R$ decr.	683	855	1,026
Rate subject to change			4.03%	5.04%	6.05%

27.	Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares. The Company has a Stock Option Plan that provides for the granting of 4,060,627 stock options with the Plan’s total dilutive potential being represented by 902,560 stock options, including initial granting.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	December 31
	2019	2018
Net income for the year	38,876	71,055

Weighted average of shares	178,266,195	166,219,533
(-) Treasury shares	(7,849,826)	(3,192,406)
Adjusted weighted average of shares	170,416,369	163,027,127

Basic earnings per share - (in Reais)	0.2281	0.4358

	December 31
	2019	2018
Net income for the year	38,876	71,055

Weighted average number of shares (*)	178,266,195	166,219,533
(+) Stock Option	4,050,513	2,180,798
(-) Treasury shares	(7,849,826)	(3,192,406)
Adjusted weighted average of shares	174,466,882	165,207,925

Diluted earnings per share (in Reais)	0.2228	0.4301

(*) Post-stock-split amounts at June 13, 2016.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

28.	Share-based payment

28.1.	Stock option

In the Special Shareholders’ Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option
Grant					Fair value assumptions
					Expected
Number	Date	Quantity of options	Strike price - Reais	Option pricing	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date
1st	2013	1,842,951	18.72	12.73	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	33.83	11.81	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38.17	14.02	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan
	Number of outstanding shares	Strike price (in Reais)
December 31, 2018	946,123	16.41
(-) Exercised	(208,076)	37.53
(-) Canceled	(21,874)	43.52
December 31, 2019	716,173	19.16

There were no new grants for the year ended December 31, 2019

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

28.2.	Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares
Grant						Fair value assumptions
					Expected
Number	Date	Number of shares	Strike price - Reais	Pricing shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of
1st	2016	10,446	19.45	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	29.43	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	19.16	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	29.27	27.75	1.33%	27.14%	6.42%	4 years	2023

The financial activity of the restricted shares is presented below:

	Restricted shares
	Number of outstanding shares	Strike price (in Reais)
December 31, 2018	1,033,868	19.16
Granted	3,232,761	29.27
(-) Exercised	(13,810)	19.11
(-) Canceled	(553,225)	25.49
December 31, 2019	3,699,594	34.33

The accumulated effect in the period ended December 31, 2019 is R$ 23,633 (R$ 4,556 as of December 31, 2018) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended December 31, 2019 is R$ 39,737 (R$ 16,104 as of December 31, 2018).

29.	Liabilities from financing activities

	December 31, 2017	Payments	Receipts	FX	New acquisitions	Other (*)	December 31, 2018
Loans and financing (Note 14)	97,288	(49,899)	191,837	-	1,097	9,658	249,981
Accounts payable for the acquisition of subsidiaries (Note 17)	130,767	(45,878)	-	6,033	38,881	(17,316)	112,487
Total liabilities from financing activities	228,055	(95,777)	191,837	6,033	39,978	(7,658)	362,468

(*) Changes included in column “other” include effects from the recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

	December 31, 2018	January 1, 2019	Payments	FX	New acquisitions	Other (*)	December 31, 2019
Loans and financing (Note 14)	249,981	-	(59,070)	-	443	18,828	210,182
Lease payable (Note 15)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 17)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,166	34,179	419,333

(*) Changes included in column “other” include effects from the effects from additions of IFRS 16, effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

30.	Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company’s management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamentos Ltda. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the years ended December 31, 2019 and 2018:

	December 31, 2019
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	2,485,553	143,609	(65,219)	2,563,943

Liabilities
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	2,485,553	143,609	(65,219)	2,563,943

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

	December 31, 2018
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	696,798	2,830	(1,124)	698,504
Non-current assets	947,887	1,118	167	949,172
Total assets	1,644,685	3,948	(957)	1,647,676

Liabilities
Current liabilities	217,709	4,115	(1,124)	220,700
Non-current liabilities	369,767	-	-	369,767
Shareholders' equity	1,057,209	(167)	167	1,057,209
Total liabilities and shareholders' equity	1,644,685	3,948	(957)	1,647,676

	December 31, 2019
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Cash flows arising from:
Operating activities	141,985	(10,114)	-	131,781
Investing activities	(667,302)	(21,745)	41,000	(648,047)
Financing activities	545,678	41,000	(41,000)	545,678

	December 31, 2018
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Cash flows arising from:
Operating activities	97,785	(86)	-	97,699
Investing activities	(34,797)	(557)	995	(34,359)
Financing activities	(53,971)	995	(995)	(53,971)

31.	Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity. Coverages in 2019 and 2018 are shown below:

	December 31
	2019	2018
Civil liability for professionals	10,000	7,500
Civil liability for managers	70,000	70,000
Operational risks	165,800	119,000
Vehicles	600	600
	246,400	197,100

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

32.	Subsequent events

32.1.	Acquisition of PinPag

On January 30, 2020, Linx S.A. entered into a share purchase and sale agreement between Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), a wholly-owned subsidiary of the Company, and the holders of the full share capital of PinPag, representing the companies Esmeralda Serviços Digitais Ltda., Safira Serviços Digitais Ltda., Ametista Serviços Digitais Ltda. and Diamante Serviços Digitais Ltda (“PinPag”).

Linx paid R$ 135,000 in a lump sum, plus, subject to the achievement of financial and operating targets set for the period from 2021 to 2022, an additional amount of up to R$ 65,000.

The acquisition of PinPag is another step of Linx to reinforce the cross selling strategy of financial services for its verticals, especially for the car dealership management (DMS).

Moreover, the rationale is to strengthen the financial services portfolio (“Linx Pay Hub”) for the base of 17,000 PinPag clients, representing a great growth opportunity for Linx.

Presented below is the equity position of PinPag on:

January 31, 2020	Ametista	Diamante	Esmeralda	Safira
Assets
Cash and cash equivalents	2,089	1,903	3,070	2,960
Interest earning bank deposit	-	1,353	-	-
Accounts receivable	4,848	260	2,334	886
Other receivables	-	3	20	-
Current assets	6,937	3,519	5,424	3,846
Investment	-	1	-	-
Property, plant and equipment	-	83	9,101	983
Intangible assets	-	-	27	6
Non-current assets	-	84	9,128	989
Total assets	6,937	3,603	14,552	4,835

Liabilities
Suppliers	-	-	798	-
Labor obligations	-	85	102	-
Tax liabilities	312	180	990	365
Other liabilities	5,185	3,507	10,472	933
Current liabilities	5,497	3,772	12,362	1,298
Capital	350	30	1,350	2,300
Retained earnings (loss)	1,090	(199)	840	1,237
Shareholders' equity	1,440	(169)	2,190	3,537
Total liabilities and shareholders' equity	6,937	3,603	14,552	4,835

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

32.2.	Acquisition of Neemo

At February 3, 2020, Linx S.A entered into a Stock Purchase Agreement between Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”), a wholly-owned subsidiary of the Company, and the holders of all the capital of RRA Ferreira ME (“Neemo”).

Linx paid R$ 17,600 in a lump sum, plus, subject to the achievement of financial and operating targets set for the period from 2021 to 2023, an additional amount of up to R$ 4,800.

The acquisition of Neemo is another step of Linx to reinforce its cross selling strategy, representing a significant growth opportunity for the Company. In this case, the rationale is to reinforce the food service vertical with its own delivery management solution and offer financial service-related products (“Linx Pay Hub”) to approximately 2,000 Neemo clients.

Presented below is the equity position of Neemo on:

January 31, 2020
Assets
Cash and cash equivalents	75
Accounts receivable	226
Recoverable taxes	18
Other receivables	1
Current assets	320
Property, plant and equipment	66
Non-current assets	66
Total assets	386

Liabilities
Suppliers	37
Labor obligations	91
Tax liabilities	122
Current liabilities	250
Capital	5
Accumulated losses	61
Net income for the year	70
Shareholders' equity	136
Total liabilities and shareholders' equity	386

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

32.3.	COVID-19

According to the Brazilian Ministry of Health, the spread of COVID-19 was first reported in Wuhan, in mainland China, in December, 2019 and later spread to other countries. Since then, cases of the contagion and fatalities have been reported by world authorities and the media. On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic.

Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•	Creation of a Crisis Committee to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;
•	Definition of home office for all Employees who made an international trip and recently returned to the countries where they are based, respecting the quarantine period recommended by physicians;
•	Suspension or postponement of national and international business trips; and
•	Definition of staggered home office rotation for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

So far, Linx has not suffered any material impact caused by the virus spread. Owing to the uncertainties regarding the dynamics of the outbreak’s evolution, its effects on the economic activities of our clients and suppliers, as well as the measures to be adopted in Brazil and other Latin American countries in which the Company operates, it is impossible to estimate the impact the pandemic will have on the global economy and on our business.

In the current scenario, Linx has a certain degree of protection in financial terms, considering that around 80% of its revenues are monthly fees generated by the use of management software and integrated services. Currently, the Company is also well capitalized. The migration of solutions to the cloud environment in recent years also offers resilience to the Company, since virtually all solutions can be accessed remotely.

However, negative impacts on the economy may result in possible losses for Linx, temporary or not. Such impacts may mainly cover, but not exclusively, delinquency levels, new sales, project implementation, store activation, revenue linked to the volume of transactions (mainly in Linx Digital and Linx Pay) and churn resulting from the closing of stores. An exchange rate reduction can influence cost levels, especially those linked to the public cloud. Furthermore, it is not possible to completely protect the health of our Employees, even if the appropriate measures have been taken.

On the other hand, there is the possibility of Linx providing solutions to our clients through retail digital transformation initiatives, such as e-commerce solutions, omnichannel (OMS) and delivery service in restaurants (Delivery App). Another opportunity is its strong presence in verticals for Pharma, Gas Stations and convenience stores, segments that may eventually have increased demand.

These possible economic and financial impacts arising from the dissemination of the new COVID-19 were informed to Linx shareholders and the market in general through a Notice to the Market on March 16 and a Material Fact as of March 18.

32.4.	Dividends

The Board of Directors, at a meeting held on March 30, 2020, ad referendum of the Annual General Meeting, to be held on April 30, 2020, expressed a favorable opinion on the Dividend Distribution Proposal presented by the Company’s Management in the amount of R$ 20,000.

32.5.	Merger of Sback

On March 31, 2020 Linx Sistemas e Consultoria Ltda., a wholly-owned subsidiary of the Company, merged its subsidiary Sback Tecnologia da Informação Ltda., which operates a cloud platform focused on retention, reengagement and recapture technologies through Big Data and intelligence for engagement.

