Form 20-F/A
period 2019-12-31
Linx S.A.
filed 2020-06-12
CIK 1770883

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management´s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) by Linx S.A. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Original 20-F”), originally filed with the SEC on May 15, 2020. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (the “XBRL Disclosure”). In accordance with the applicable grace period, Exhibit 101 is being furnished within 30 days of the due date for the Original 20-F.

The Company notes that the XBRL Disclosure in Exhibit 101 includes a correction to a typographical error that inadvertently appeared in the Report. On page F-33 of the Company’s consolidated financial statements that were included in the Original 20-F pursuant to Items 8 and 18, in the table presented under “c) Amounts recognized in the statement of financial position and in results” of note 3.24, the line under the “Right-of-use assets” heading inadvertently extended to cover all five columns below, including the column titled “Lease liabilities.” The line should have ended after “Total” and before “Lease liabilities.” The corrected table, as set forth below, is reflected in the XBRL Disclosure that appears in Exhibit 101.

	Right-of-use assets
	Lease of property	Other equipment	Cloud (*)	Total	Lease liabilities
On January 1, 2019	90,924	872	10,394	102,190	91,796
Addition (***)	14,269	4,629	54,099	72,997	66,154
Write-off (****)	(20,816)	(37)	(850)	(21,703)	(22,880)
Amortization (**)	(10,895)	(284)	(18,266)	(29,445)	-
Interest and exchange rate change expenses	-	-	-	-	9,857
Payment	-	-	-	-	(18,845)
December 31, 2019	73,482	5,180	45,377	124,039	126,082

Current liabilities					47,478
Non-current liabilities					78,604

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

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to May 15, 2020.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19.	EXHIBITS

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Date: June 12, 2020	Linx S.A.

/s/ Alberto Menache
Name: Alberto Menache
Title: Chief Executive Officer

/s/ Antonio Ramatis Fernandes Rodrigues
Name: Antonio Ramatis Fernandes Rodrigues
Title: Chief Financial Officer