Form 20-F
period 2020-12-31
Linx S.A.
filed 2021-04-30
CIK 1770883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended december 31, 2020

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

Copies to:

Byron B. Rooney
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10012
Tel: (212) 450-4000

Securities registered or to be registered pursuant to section 12(b) of the Act: Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, without par value, each represented by One American Depositary Share	LINX	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued and outstanding shares of each class of stock of Linx S.A. as of December 31, 2020 was:

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

Large accelerated filer ☐      Accelerated filer ☒      Non-accelerated filer ☐      Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. 

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management´s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

____________________

i

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

On April 22, 2021, the exchange rate for reais into U.S. dollars was R$5.4970 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$5.1967 to US$1.00 on December 31, 2020, R$4.0307 to US$1.00 on December 31, 2019 and R$3.8748 to US$1.00 on December 31, 2018, in each case, as reported by the Central Bank. From December 31, 2020 to April 22, 2021, the real depreciated 6.39% against the U.S. dollar, mainly due to the low interest rate environment in Brazil and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on April 22, 2021 may not be indicative of future exchange rates.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—A. Selected Financial Data” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank on December 31, 2020 of R$5.1967 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais, which is our functional currency (the currency of the primary economic environment in which we operate) as well as our presentation currency. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018, and the related notes thereto, which we refer to as our audited consolidated financial statements, are included in this annual report. Our financial data as of and for the year ended December 31, 2017 has been derived from our audited consolidated financial statements in accordance with IFRS.

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

In addition, this annual report contains information obtained from a report issued in 2020 by the International Data Corporation, or IDC, regarding market share in Brazil, or the 2020 IDC Survey. We believe that such sources of information are reasonably reliable and we have no reason to believe that any of this information is inaccurate in any material respect.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Special Note Regarding Non-IFRS Financial Measures

We have disclosed EBITDA, EBITDA margin and Net debt in this annual report, which are non-IFRS financial measures. Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, financial position or cash flow that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA, EBITDA margin and Net debt, however, should be considered in addition to, and not as substitutes for or superior to, net income, or other measures of the financial performance prepared in accordance with IFRS. For reconciliations of EBITDA and EBITDA margin, see “Item 3. Key Information – Selected Financial Data.”

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

A. Selected Financial Data

The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with the items below, all included elsewhere in this annual report:

•	our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, and the related notes; and

•	the information under “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

Our selected financial data included below is derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or U.S. GAAP. Our selected financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 is derived from our audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2020	2020	2019(2)	2018
	(in millions of US$, except per share/ADS data)(1)	(in millions of R$, except per share/ADS data)
Income Statement Data:
Operating revenue	168.6	876.4	788.2	685.6
Cost of services rendered	(54.5)	(283.3)	(272.1)	(245.6)
General and administrative	(59.8)	(310.7)	(219.9)	(168.6)
Research and development	(21.4)	(111.1)	(93.1)	(73.5)
Selling	(30.6)	(158.9)	(144.7)	(111.0)
Other operating income (expenses)	(11.4)	(59.1)	22.8	3.3
Total cost and operating expenses	(177.7)	(923.1)	(707.0)	(595.4)
Operating income (loss)	(9.1)	(46.7)	81.1	90.1
Financial income	8.6	44.7	70.1	50.3
Financial expenses	(15.7)	(81.8)	(87.3)	(48.2)

	For the Year Ended December 31,
	2020	2020	2019(2)	2018
	(in millions of US$, except per share/ADS data)(1)	(in millions of R$, except per share/ADS data)
Net financial income (expenses)	(7.1)	(37.1)	(17.2)	2.1
Income before income tax and social contribution	(16.2)	(83.8)	63.9	92.1
Income tax and social contribution-current	(2.2)	(11.6)	(11.4)	(10.0)
Income tax and social contribution-deferred	2.9	15.3	(13.7)	(11.1)
Net income (loss)	(15.5)	(80.1)	38.9	71.1
Net income (loss) per share
Basic:
Common Shares	(0.0871)	(0.4528)	0.2281	0.4358
ADS	–	–	–	–
Diluted:
Common Shares	(0.0871)	(0.4528)	0.2228	0.4301
ADS	–	–	–	–

____________________

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2020 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2020 of R$5.1967 to US$1.00.

(2)	Reflects our adoption of IFRS 16, Leases as of January 1, 2019. See “Item 5. Operating and Financial Review and Prospects—Recent Accounting Pronouncements—New standards, interpretations and amendments adopted in 2019.”

	As of December 31,
	2020	2020	2019(2)	2018
	(in millions of US$)(1)	(in millions of R$)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	8.8	45.6	75.9	49.9
Financial assets	112.5	584.8	902.3	413.4
Trade accounts receivable	91.8	477.2	276.6	167.1
Recoverable taxes	7.3	37.7	22.6	35.1
Other assets	9.4	48.7	22.5	33.1
Total current assets	229.8	1,194.0	1,300.0	698.5
Non-Current Assets:
Financial assets	0.5	2.5	2.1	-
Trade accounts receivable	3.1	16.1	11.5	3.3
Other assets	4.9	25.8	26.3	17.5
Recoverable taxes	0.8	4.3	5.2	—
Deferred taxes	2.9	14.9	3.4	4.4
Property, plant and equipment, net	21.0	109.1	82.2	74.3
Intangible assets, net	232.8	1,209.9	1,009.3	849.6
Right of use	19.6	101.7	124.0	—
Total non-current assets	285.6	1,484,3	1,264.0	949.2
Total assets	515.4	2,678,3	2,563.9	1,647.7
Current Liabilities:
Suppliers	9.6	49.7	24.0	13.6
Accounts payable merchants	48.2	250.6	80.4	2.2
Loans and financing	13.4	69.8	41.2	40.7
Lease payable	5.7	29.4	47.5	—
Labor liabilities	12.1	63.1	51.1	43.8
Taxes and contributions payable	3.8	19.6	23.1	13.5
Income tax and social contribution	1.0	5.0	3.8	1.2

	As of December 31,
	2020	2020	2019(2)	2018
	(in millions of US$)(1)	(in millions of R$)
Accounts payable from acquisition of subsidiaries	11.0	57.3	43.4	57.1
Deferred revenue	4.6	23.9	36.4	40.1
Dividends payable	0.0	0.1	9.7	2.8
Other liabilities	3.7	19.4	9.2	5.7
Total current liabilities	113,1	587.9	369.8	220.7
Non-Current Liabilities:
Loans and financing	43.5	226.2	168.9	209.3
Lease payable	14.8	76.8	78.6	—
Labor liabilities	0.5	2.7	2.0	—
Accounts payable from acquisition of subsidiaries	8.4	43.4	39.6	55.4
Deferred taxes	15.7	81.4	84.2	72.6
Deferred revenue	0.5	2.7	6.4	19.2
Other liabilities	1.5	8.2	4.9	2.3
Provision for contingencies	5.6	28.9	19.6	11.0
Total non-current liabilities	90.5	470.3	404.3	369.8
Total liabilities	203.6	1.058,2	774.1	590.5
Net assets	311.8	1,620.1	1,789.8	1,057.2

Shareholders’ Equity:
Capital	124.2	645.5	645.4	488.5
Capital reserves	222.0	1,153.6	1,165.6	518.3
Treasury shares	(57.7)	(299.9)	(226.0)	(148.4)
Profit reserves	23.9	124.1	200.6	179.5
Additional dividends proposed	-	-	10.3	22.2
Other comprehensive income (loss)	(0.6)	(3.2)	(6.1)	(2.8)
Total shareholders’ equity	311.8	1,620.1	1,789.8	1,057.2
Total liabilities and shareholders’ equity	515.4	2.678,3	2,563.9	1,647.7
____________________

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2020 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2020 of R$5.1967 to US$1.00.

(2)	Reflects our adoption of IFRS 16, Leases as of January 1, 2019. See “Item 5. Operating and Financial Review and Prospects—Recent Accounting Pronouncements—New standards, interpretations and amendments adopted in 2019.”

Other Financial Data

	For the Year Ended December 31,
	2020	2020	2019	2018
	(in millions of US$)(1)	(in millions of R$)
EBITDA (2)	21.8	113.4	200.9	168.8
EBITDA margin (%) (3)	12.9%	12.9%	25.5%	24.6%

____________________

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2020 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2020 of R$5.1967 to US$1.00.

(2)	We calculate EBITDA as net income before net financial expense (income), income and social contribution taxes and depreciation and amortization.

(3)	EBITDA margin is calculated by dividing EBITDA for the period by net operating revenue for the same period.

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

The following table sets forth a reconciliation of our net profit to our EBITDA for the periods indicated:

	For the Year Ended December 31,
	2020	2020	2019	2018
	(in millions of US$)(1)	(in millions of R$)
Net income	(15.4)	(80.1)	38.9	71.1
(+) Income and social contribution taxes	(0.7)	(3.7)	25.1	21.1
(+) Net financial income (expenses)	7.1	37.1	17.2	(2.1)
(+) Depreciation and amortization	30.8	160.1	119.7	78.7
EBITDA	21.8	113.4	200.9	168.8

____________________

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2020 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2020 of R$5.1967 to US$1.00.

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

Summary of Risk Factors

Summary of Risks Relating to Our Industry and Us

•	The acquisition of Linx by StoneCo may not be consummated

•	We could have a material adverse effect on our business and results of operations resulting from the recent outbreak of COVID-19

•	The software industry is highly competitive and we may be unable to compete effectively

•	We are subject to risks and liability relating to system failures, the non-authorized or incorrect use of third-party data used by and/or made available to our systems

•	We are subject to new and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition

•	Our investments in R&D recorded as intangible assets may not result in increased revenue

•	Our growth depends on the continued contributions of certain key members of senior management and our ability to continue to attract and retain qualified personnel

•	Our operating results are affected by decreases in consumer discretionary spending and we are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations

•	Our business and results of operations could be harmed if we are unable to protect and enforce our intellectual property rights

•	Brazilian laws, resolutions of the Brazilian Monetary Counsel (Conselho Monetário Nacional), or CMN, circulars promulgated by the Central Bank, as well as future regulations and changes in tax rules affecting the payment industry in Brazil may materially adversely affect us in the event that Linx Pay commences merchant acquisition operations

•	Material weaknesses in our internal control over financial reporting were identified and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud

•	In the event that Linx Pay commences merchant acquisition operations, our results of operations may be adversely affected by fraudulent transactions committed by third parties that are processed by us

Summary of Risks Relating to Brazil

•	Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international equity and debt markets, and could materially adversely affect our results of operations and financial condition

•	‘Developments and changes in the investors’ perception of risk in other countries, particularly in the United States, Europe and other emerging markets, may materially and adversely affect the market value of securities, including the market value of our Common Shares and ADSs

•	The volatility of the real against the U.S. dollar and other currencies may have a materially adverse effect on our business and the market price of the ADSs

Summary of Risks Relating to the ADSs or our Common Shares

•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our Common Shares, including in the form of ADSs

•	The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our Common Shares and adversely affect our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our Common Shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency

•	We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the consent of the ADS holders

•	ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action

•	Holders of ADSs may not receive any dividends or interest on equity

•	We do not have a controlling shareholder or a control group that holds more than 50% of our Common Shares, which may leave us susceptible to shareholder alliances, conflicts among shareholders and other events arising from the absence of a controlling shareholder or a group of controlling shareholders that holds more than 50% of our Common Shares

•	Our bylaws contain provisions for protection against a hostile takeover, which may prevent or delay transactions that may be of interest to you

•	Common shares, including Common Shares underlying ADSs, eligible for future sale may cause the market price of the ADSs to decline significantly

•	As a foreign private issuer, we will have different disclosure and other requirements than U.S. domestic registrants

•	We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors

•	The protections afforded to minority shareholders in Brazil are different from those in the United States and may be more difficult to enforce

•	Non-Brazilian holders of our ADSs or Common Shares may experience difficulty in effecting service of process or enforcing judgments on us, our directors and/or our officers within the United States.

•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Common Shares

Risks Relating to Our Industry and Us

The acquisition of Linx by StoneCo may not be consummated.

On August 11, 2020, we entered into binding agreements with our main shareholders and STNE Participações S.A. (“STNE”), being a subsidiary of StoneCo Ltd, to consummate a merger of shares with STNE (the “Merger”). The Merger is subject to Brazilian antitrust authority (CADE) approval and other customary closing conditions. There can be no assurance that such approval with be obtained or that the merger will be consummated, on a timely basis or at all.

In case the Merger is not consummated, the association agreement entered into by and between us and StoneCo Ltd provides for the possibility of in the payment of fines by each of the parties to the other, in accordance with respective fault for such non-consummation. In addition, the price of our shares and/or ADS´s may be adversely affected in case the Merger is not consummated.

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

Although we have seen the negative effects of the pandemic in our client base, we are still assessing the impacts in our operations as we have no solid expectation as to when the pandemic will end or at least as to when it will be under control so the economic activities can be fully resumed.

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

Our revenue is substantially dependent on our integrated enterprise retail management software licensing and ongoing services related to them. The significant majority of our revenue is derived from the monthly subscription fees for the use of our software, which comprise almost all of our gross operating revenue (86.1%, 83.9% and 86.8% for the years ended December 31, 2020, 2019 and 2018, respectively). As a result, a reduction in revenue from this source, whether due to increased competition, adverse market conditions or a general reduction in demand for integrated enterprise management software and services or other factors, could materially adversely affect our results of operations, cash flows and liquidity.

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

Our systems may receive third-party data. Our efforts to protect such data used by and/or made available to our systems may be insufficient and may not ensure that we are in compliance with applicable rules and regulations related to the collection, treatment and use of users’ data. Any non-compliance with applicable laws may subject us to penalties, such as fines, particularly in relation to (1) the express consent of users for the collection and treatment of their data, (2) the term provided by law for storing and excluding users’ data, and (3) the adoption of the required security standards for the conservation and protection of the collected and stored data, as well as preventive measures against cyberattacks. Accordingly, the incorrect use of third-party data in our systems and/or the lack of measures to protect such data may (1) result in significant costs to us and the reallocation of our resources, and (2) divert the attention of our management and technology team, which may adversely affect our business, competitive position, financial situation, results of operations and cash flows.

In addition, we retain billing data, intellectual property, personally identifiable information and other sensitive information from our customers on our networks. Our infrastructure and the third-party infrastructure we use to host our solutions may be vulnerable to cyberattacks or other problems, which may overcome the security measures we adopt. In particular, our cloud infrastructure may be vulnerable to security breaches, computer viruses or similar problems, and these systems are also subject to telecommunications failures, power loss and other system failures. Unimpeded access to the cloud servers is fundamental to the provision of services to our “software-as-a-service,” or SaaS, customers. Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or suspension of our SaaS data center operations and may compromise the information stored on our networks. Such an occurrence could materially adversely affect our reputation as a reliable supplier and host of such solutions and negatively affect the market perception of the safety or reliability of our products or services and, as to SaaS, may cause some of our customers to cancel their subscriptions to our cloud applications and subject us to indemnification payments.

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

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We have in the past, and could in the future be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties, including commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit sensitive data. Given the rules established by the payment scheme settlors, such as Visa and Mastercard, and applicable regulations, we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of the end users of payment services (e.g., payers, receivers, cardholders, merchants, and those who may hold funds in their accounts) by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by the payment schemes, governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including payment scheme fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations or by the payment schemes. In addition, a significant cybersecurity breach of our systems or communications could result in payment schemes prohibiting us from processing transactions on their schemes or the loss of Central Bank authorization to operate as a payment institution (instituição de pagamento) in Brazil, which could materially impede our ability to conduct business. While we maintain insurance policies to address certain risks associated with cyber attacks, such insurance coverage may be insufficient to cover all losses or types of claims that may arise.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small- and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to new and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition.

Currently, several rules regulate personal data processing in Brazil. In 2018, the Brazilian Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law, established the general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD lays down detailed rules for the collection, use, processing and storage of personal data, regardless of whether such data is collected in a digital or physical environment. The enactment of Provisional Measure No. 959 (Medida Provisória n.º 959) (“MP 959”), dated April 29, 2020, resulted in the LGPD entering into force on September 18, 2020, with the exception of the LGPD Articles 52, 53 and 54, which address administrative penalties entering into force on August 1, 2021.

On November 6, 2020, the Brazilian Decree No. 10,474 of August 26, 2020, which regulates the organizational structure of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the ANPD), came into force, and ANPD’s first board of directors was appointed. This is the entity responsible for regulating and supervising the application of the LGPD as well as imposing sanctions in the event of noncompliance with such legal rules and obligations.

We may incur penalties for violations of the LGPD, as efforts to protect personal data processed by our systems may not guarantee that these protections are fully complied with. If we are not able to adapt our processes and implement the measures required for full compliance with the LGPD, we may in the future be subject to ANDP administrative penalties, as set forth in the law, including, but not limited to (i) legal notices and the required adoption of corrective measures, (ii) fines of up to 2% of company or group revenues limited up to R$50.0 million per infraction, (iii) publication of such infraction after the confirmation of its occurrence and (iv) blocking and erasing personal data involved in the infraction. In the event of repeated violations, more severe penalties may be imposed on us, such as suspending the operation of the database or personal data processing to which the violation refers for a maximum period of six months. This suspension may be extended for an equal period of time until the error, that gave rise to the violation, is rectified by the controller and prohibition, in whole or in part, from carrying out data processing activities. Despite the administrative sanctions not yet being effective until August 2021, other authorities in Brazil could still apply the LGPD through administrative procedures or lawsuits. The Department of Consumer Protection and Defense or the Public Ministry responsible for consumer rights and individuals and nongovernmental or private associations, for example, could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In this sense, we may be liable for property, moral, individual or collective damages caused by us, including third-party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to noncompliance with the LGPD established obligations. If we are unable to use sufficient measures to protect the personal data that we manage and store or to maintain compliance with the LGPD, we may incur material costs, which could have an adverse effect on our reputation and results of operations.

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

The investment in the development of software products through research-driven product development and expansion of our knowledge base is costly and may not provide financial returns. In addition, products with accelerated releases or with short life cycles require high levels of spending on research and development. Our investments in research and development may not prove efficient and may not result in increased revenue or growth and, consequently, our financial condition and results of operations could be materially adversely affected. For additional information regarding our investments in research and development, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Reserves—Capital Expenditures.”

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

In addition, if any key members of our senior management leave our company for any reason, we may incur significant costs to attract new highly qualified professionals as replacements. There is significant competition in the global market for qualified personnel in the commercial, technical and other areas. As a consequence of the expected Merger, we could face an even more challenging scenario to attract and maintain highly qualified personnel. Consequently, we may be required to pay higher compensation, which may adversely affect our operating and financial results.

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

In addition, we have entered into credit facilities in which the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, imposed several restrictions on us, including the need for prior approval from BNDES for: (1) our or our subsidiaries’ direct lending to individuals or entities which may or may not have shared corporate interests with us; (2) borrowing from individuals or entities which have shared corporate interests with us; (3) providing guarantees of any kind in operations with other creditors, in the event the guarantees have not also been provided to BNDES under the same conditions and having the same priority and (4) making investments in companies in Brazil or abroad. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Reserves — Capital Expenditures—Indebtedness.”

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

Our operating results are affected by decreases in consumer discretionary spending and we are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The electronic payments industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If cardholders make fewer transactions with their cards, our client merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

Additionally, we may experience difficulties in operating and growing our operations as a result of economic pressures. A recessionary economic environment could affect our client merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our client merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise, could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us.

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

Currently, we have customers in markets other than Brazil (representing 4.9% of our net operating revenue as of December 31, 2020), and our long-term strategies include further expansion in these and other markets. We may experience the following difficulties related to the foreign markets in which we currently operate or will operate in the future, among others:

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

After our initial public offering, we became subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. We have incurred and expect to continue to incur additional expenses and to spend significant management time in complying with these requirements.

Our management has identified deficiencies relating to the IT General Controls (ITGCs) which, when aggregated, have been classified as a material weakness. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective. Additionally, the Company had ineffective controls related to end-user computing applications, such as spreadsheets, used in its business processes and financial reporting.

At last, we identified the absence of identification and execution of certain relevant controls on business and financial reporting processes to prevent or detect material misstatements of the Company’s annual or interim financial statements on a timely basis.

Due to the ineffectiveness of certain operational controls related to the sub-acquision operation comprised in the material weaknesses reported above, the losses in the sub-acquisition operation were not identified and addressed on a timely basis to avoid the significant losses recorded. See note 2.4, “Losses in the sub-acquision operation,” to our audited consolidated financial statements included elsewhere in this annual report.

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

In the event that Linx Pay commences merchant acquisition operations, it may be subject to increased losses arising from such operations due to the possibility that credit card issuers default on their obligations to merchant acquirers.

While we are currently not a merchant acquirer, we intend to expand our Linx Pay operations into this area in the future. As a merchant acquirer, Linx Pay would be subject to increased risk that credit card issuers may default on their obligation to pay Linx Pay the amounts required to complete a cardholder’s transaction and process the corresponding payment to the applicable merchant. Merchant acquirers are also subject to the risk that cardholders may default on their obligations to credit card issuers.

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

In the event that Linx Pay becomes a merchant acquirer, we will be even more exposed to the risk of fraudulent transactions carried out by third parties using our credit and debit cards. Failure to effectively manage such risk and prevent fraud may increase our chargeback liability as well as other liabilities and materially adversely affect our business, results of operations or financial condition.

We incur chargeback and refund liability when our client merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. Any increase in chargebacks and refunds not paid by our client merchants may adversely affect our business, financial condition or results of operations.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating potential frauds at POS level to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, lack of funds (accounts receivables) or other reasons, we may bear the loss for the amounts paid to the cardholder and/or merchant. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. On March 29, 2021, Linx Pay Meios de Pagamento Ltda. disclosed unusual operating losses as a consequence of fraudulent activities involving the cancellation of atypical transactions by third-parties. Such atypical operating losses did not come from Linx Core’s nor from Linx Digital’s clients. The losses resulted from transactions being processed and then subsequently cancelled by these third-parties, resulting in payment for the transaction being made before funds being received from the payor’s account. We recognized losses of R$40.0 million, which were fully registered in our financial information related to the year ended December 31, 2020. Although the possible vulnerabilities that originated such operational losses have been addressed by us, and we are evaluating possible actions we can take in order to recover these losses, our operations may suffer other adverse effects that we may not have yet identified or are not able to foresee.

In addition, our exposure to these potential losses from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided up front rather than in installments. We do not collect and maintain reserves from our client merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions given the high usage of chip and pin cards in the local markets based on payment schemes, and it is more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our client merchants that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment schemes could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.

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

Our operations are primarily conducted in Brazil, and we sell a material portion of our products to customers in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil, and we cannot assure you that Brazilian gross domestic product, or GDP, will remain stable or grow in the future. Brazilian GDP, in real terms, increased 1.8% in 2018, increased 1.1% in 2019 and decreased 4.1% in 2020, respectively. Future developments in the Brazilian economy, including the impact of the COVID-19 pandemic, may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition.

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

Brazil has historically experienced high rates of inflation. Inflation, as well as the Brazilian government’s efforts to combat inflation, have had significant negative effects on the Brazilian economy, particularly prior to the introduction of comprehensive currency reform (the Plano Real) in July 1994. In recent years, inflation rates reached 3.75%, 4.31% and 4.52% in 2018, 2019 and 2020, respectively, according to data from the Central Bank. In addition, the Central Bank expects the inflation rate to reach 5.01% in 2021.

Inflationary pressures continue to persist and the Brazilian government’s measures to combat them, as well as speculation about any such future measures, have generated over the last few years a climate of economic uncertainty in Brazil and heightened volatility in the Brazilian capital markets. Brazil may experience high levels of inflation in the future.

As of December 31, 2020, 74.0% of our total loans and financing, including indebtedness outstanding and payables for the acquisition of businesses, were subject to varying rates of inflation IGP-M, IPCA and the Consumer Price Index (Índice de Preço ao Consumidor), or IPC. Increases in inflation could therefore adversely affect our financial expenses in the event of an unfavorable change in inflation. In addition, inflationary pressures could lead to government intervention in the economy, including the introduction of policies that may adversely affect the overall performance of the Brazilian economy, which, in turn, could adversely affect the operations and the market value of the ADSs.

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

The UK withdrew from the European Union on January 31, 2020, commonly referred to as Brexit. The UK and the EU agreed a Trade and Cooperation Agreement on December 24, 2020, or the TCA, which is intended to be operative at the end of the transition period. The TCA was ratified by the UK parliament on December 30, 2020 and is expected to come into full force in April 2021 once relevant EU institutions have also ratified the TCA. Until then, the TCA governs the UK’s relationship with the EU on an interim basis.

While the TCA regulates a number of important areas, significant parts of the UK economy are not addressed in detail by the TCA, including in particular the services sector, which represents the largest component of the UK’s economy. A number of issues, particularly in relation to the financial services sector, remain to be resolved through further bilateral negotiations, which are currently expected to begin in the early part of 2021. As a result, the new relationship between the UK and the EU could in the short-term, and possibly for longer, cause disruptions to and create uncertainty in the economy, which could in turn result in reduced corporate transactional activity. Under the TCA, certain passporting rights with respect to the provision of financial services will remain in effect until December 31, 2021, though applicable EU payment and/or e-money institutions (including our subsidiaries) must apply for a temporary license to continue providing services in the UK after December 31, 2020. While we have applied for such temporary licensing, the implementation of the TCA agreement could potentially disrupt the markets we serve and we cannot assure that we will be able to obtain the relevant licenses to operate in the UK once our temporary passporting license expires (if granted). Despite providing services to customers in the UK, due to the remote nature of such services, our services are not considered provided in the UK. However, if we are unable to obtain any license eventually deemed necessary by the governmental authorities in the UK by December 31, 2021, then our ability to provide services in the UK may be disrupted. Any disruption of our business following Brexit could have an adverse effect on our business and financial condition.

Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our Common Shares and ADSs. Growing economic uncertainty and new of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may harm our business and the price of our Common Shares and ADSs.

Political and economic instability in Brazil may adversely affect our business and results of operations.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the price of our Common Shares and ADSs.

We are subject to fluctuations in interest rates.

The Central Bank establishes the basic interest rate for the Brazilian banking system. As of December 31, 2020, 24.0% of our total indebtedness, including outstanding loans and financing and payables for the acquisition of businesses, were denominated in reais and subject to fluctuations in interest rates. The interest rate risk arises from the portion of our debt referenced to the Brazilian long term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, which may adversely affect revenue or expenses in the event of an unfavorable change in interest rates and inflation. Any increase in interest rates could increase the cost of our borrowings, reduce demand for our products or have a materially adverse impact on our financial expenses and results of operations.

The volatility of the real against the U.S. dollar and other currencies may have a materially adverse effect on our business and the market price of the ADSs.

Historically, Brazilian currency has suffered frequent devaluations. The Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, a floating exchange rate, exchange controls and parallel market exchange rates. From time to time, there have been significant fluctuations in the exchange rate between the real, the U.S. dollar and other currencies. According to Central Bank data, at the end of years 2018, 2019 and 2020, the exchange rates between the real and the U.S. dollar were R$3.8748, R$4.0307 and R$5.1967, respectively. As of April 22, 2021, the exchange rate between the real and the U.S. dollar was R$5.4970 per US$1.00.

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

In September 2015, Standard & Poor’s lowered Brazil’s sovereign credit rating to below investment grade, from BBB- to BB+, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s credit rating in February 2016, from BB+ to BB, and maintained its negative outlook on the rating, citing a worsening credit situation since the September 2015 downgrade. In January 2018, Standard & Poor’s lowered its rating to BB- with a stable outlook in light of doubts regarding this year’s presidential election and pension reform efforts. This rating was maintained during the update in February 2019, keeping a stable outlook. In December 2019, Standard & Poors’s maintained the BB- rating with a positive outlook due to expected fiscal reforms, combined with a moderate growth mainly driven by the domestic market. In April 2020, Standard & Poors’s maintained the BB- but changed the outlook to stable citing mainly concerns due to the developments of the COVID-19 pandemic, including lower economic growth, increased government expenses in order to tackle the effects of the pandemic and increase in uncertainty regarding the ability to move forward on the structural reforms agenda.

In December 2015, Moody’s placed Brazil’s Baa3 ratings on review, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. In April 2018, Moody’s maintained Brazil’s credit rating at Ba2 but revised outlook from negative to stable, citing expectations of further cuts to government spending. In May 2020, Moody´s maintained both Brazil´s credit rating (Ba2) and outlook (stable).

Fitch also downgraded Brazil’s credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and the worse-than-expected recession, and made a further downgrade in May 2016 to BB with a negative outlook, which it maintained in 2017 and downgraded to BB- in February 2018. This rating was maintained during the last update in November 2019, keeping a stable outlook. In May, 2020, maintained the BB- rating for Brazil, but revised its outlook to negative due to the deterioration of the country’s economic and fiscal prospects, and the negative risks both due to political uncertainty and the duration and intensity of the coronavirus pandemic.

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

With respect to our Common Shares, the Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than some major international securities markets such as the United States and Europe. For example, as of December 31, 2020, the market capitalization of the B3 was approximately R$5.1 trillion (US$1.0 trillion at an exchange rate of US$.09 to R$5.1967), according to information published by the B3, and in 2020 it had an average daily trading volume of R$29.1 billion (US$4.5 billion at an exchange rate of US$1.00 to R$5.1967). In addition, the Brazilian capital markets are significantly concentrated. The top ten stocks traded in terms of volume on the B3 accounted for approximately 25% of its total trading volume in 2019. In contrast, the market capitalization of the New York Stock Exchange was approximately US$30.9 trillion as of December 31, 2020.

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

We do not have a controlling shareholder or a control group that holds more than 50% of our Common Shares. As of the date of this annual report, our founding shareholders jointly hold a minority interest of 11.4% of our capital stock. Accordingly, shareholder alliances may be formed or shareholders’ agreements may be entered into, which may result in the creation of a reference or a control group. In the event that reference or a controlling group emerges and has decision-making power or is otherwise able to prevail in corporate resolutions, we may suffer sudden and unexpected changes to our corporate policies and strategies, including the replacement of our executive officers. In addition, we may become more vulnerable to hostile attempts to acquire control and conflicts resulting therefrom.

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

Our bylaws contain provisions that make hostile takeover attempts difficult without prior negotiations with our founding shareholders. One such provision requires a shareholder that becomes a holder of 25.0% or more of our capital stock to conduct a public offering to purchase all of our shares at a price calculated according to our bylaws, the Brazilian Corporate Law and applicable regulations. The same obligation exists when any person acquires certain rights over 30.0% or more of our capital stock. These provisions may prevent or delay takeover attempts and may discourage, delay or prevent takeover attempts that our founding shareholders would deem inadvisable, including public tender offers for our Common Shares in which our shareholders would receive a premium.

The interests of our founding shareholders may conflict with the interests of our other shareholders.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	have regularly scheduled executive sessions of our board that consist of independent directors only; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Common Shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and gains from the disposition of investment assets, subject to various exceptions. Based upon the composition of our income and assets, the market value of our assets and the nature of our business, we do not believe we were a PFIC for the 2020 taxable year. However, a company’s PFIC status is a factual determination that is made on an annual basis and depends on the composition of a company’s income and assets and the market value of its assets from time to time, and there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds our Common Stock or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information. Potential U.S. holders are urged to consult their tax advisors with respect to whether we may be treated as a PFIC and the tax consequences if we are so treated.

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

On November 17, 2020, our shareholders approved StoneCo.’s proposal for the merger of 100% of Linx’s issued shares for a value of R$33.56 per share plus a number of (i) Class A Shares issued by StoneCo in the case of ADS holders. The final amount of the cash consideration and the exchange ratio are subject to certain adjustments as set forth in merger documents. CADE’s General Superintendence issued a Technical Opinion on March 19, 2021 which recommended the approval of the transaction without restrictions which was appealed by third parties and is under analysis by the Administrative Tribunal of CADE at of the date of this report. The consummation of the transaction is subject to customary closing conditions, including the absence of a material adverse change in Linx’s business or financial condition and the obtainment of certain third-party consents or the availability of cash to liquidate any obligations not timely consented. For additional information about our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

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

Transactions in 2020 and 2021

Linx OMS Lite

During 2020, we developed a simpler version of the Omni OMS called Omni Lite aiming to make it more affordable to mid-size retailers and had it piloting in a few clients. By using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increases sales. Through this solution, our clients are able to manage: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store and showrooming.

Solutions for the Pandemic period - Fast Farma, Payment Links, Integration with Marketplaces

Fast Farma is a white-label digital solution for drugstores, offering a fully integrated e-commerce platform and possibility of integration with B2W´s marketplace, one of the most important marketplaces in Brazil. The project is cheap and fast, taking around 3 days from the signing to the website´s go-live. We also expanded with marketplaces to all our customer base (previously, only Omni OMS clients had access to it). On the payment solutions side, we increased our commercial effort to develop Payment Links, which can be sent to the customer to make the payment for a purchase via messaging applications and is already integrated with the store’s ERP.

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

Acquisition of CR Sistemas Ltda (Humanus)

On September 4, 2020, we announced our acquisition of CR Sistemas Ltda, or Humanus, for an aggregate purchase price of R$16.6 million, subject to the payment of additional post-closing adjustments between 2021 and 2023 in the aggregate amount of R$2.4 million upon the attainment of certain metrics. Founded in 1998, Humanus provides cloud-based payroll management and HCM software to midsize companies in different industries.

Acquisition of Mercadapp Soluções em Software Ltda (Mercadapp)

On November 13, 2020, we announced our acquisition of Mercadapp Soluções em Software Ltda, or Mercadapp, for an aggregate purchase price of R$8.0 million, subject to the payment of additional post-closing adjustments between 2020 and 2022 in the aggregate amount of R$2.5 million upon the attainment of certain metrics. Founded in 2015, Mercadapp provides a white label platform for online sales solutions for small and medium-sized supermarkets. Its web platform and delivery solutions are cloud-based and its business model is based on recurring revenue (SaaS), combined with a transaction charge.

Strategic Partnerships

We continuously seek and enter into strategic partnerships that enable our customers to advertise their portfolios and expand their sales channels. For example, over the course of 2019 and 2020, we entered into strategic partnerships with marketplaces such as Ebazar.com.br Ltda., which operates under the trade name Mercado Livre (April 1, 2020), Rappi Brasil Intermediação de Negócios Ltda. (January 13, 2020). In addition, we entered into strategic partnerships with e-wallets, including PicPay Serviços S.A. (January 10, 2020).

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves—Capital Expenditures.”

Public Takeover

On November 17, 2020, our shareholders approved StoneCo.’s proposal for the merger of 100% of Linx’s issued shares for a value of R$33.56 per share plus a number of (i) Class A Shares issued by StoneCo in the case of ADS holders; and (ii) Brazilian Depositary Receipts (BDRs) backed by Class A Shares issued by StoneCo in the case of holders of Common Shares. The final amount of the cash consideration and the exchange ratio are subject to certain adjustments as set forth in merger documents. CADE’s General Superintendence issued a Technical Opinion on March 19, 2021 which recommended the approval of the transaction without restrictions was appealed by third parties and is under analysis by the Administrative Tribunal of CADE at of the date of this report. The consummation of the transaction is subject to customary closing conditions, including the absence of a material adverse change in Linx’s business or financial condition and the obtainment of certain third-party consents or the availability of cash to liquidate any obligations not timely consented. Upon consummation of the transaction, our Common Shares and ADS will cease to be traded in their respective markets and will be exchanged for cash and StoneCo shares or BDRs backed by StoneCo shares, as applicable. For additional information about our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

B. Business Overview

General

We believe we are a leading cloud-based technology company in Latin America and a market leader in Brazil in terms of revenue. We are focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to retailers in Latin America, through our software-as-a-service, or SaaS, business model. During the year ended December 31, 2020, our subscription revenue accounted for 86.0%, or R$866.6 million, of our gross operating revenue, an increase of 14.2%, in reais, over the corresponding period in 2019. During the year ended December 31, 2019, our subscription revenue accounted for 83.9%, or R$759.1 million, of our gross operating revenue, an increase of 11.5%, in reais, over the corresponding period in 2018. With a comprehensive offering of solutions, we are an end-to-end service provider that offers business management tools, payment solutions, e-commerce and omni-channel applications through an integrated and ever-evolving platform to retailers of all sizes and capabilities.

Since our founders entered the technology sector in 1985, our consumer-centric and entrepreneurial culture has been focused on innovation, agility, and building a reliable infrastructure, all of which have enabled us to adapt to our customers’ needs, deliver user-friendly software solutions and services and develop a comprehensive portfolio of integrated solutions. These capabilities have contributed to our resilient and predictable operations, with subscription revenue accounting for 86.1% of our gross operating revenue in 2020 and a quarterly customer retention rate of over 98% through the year. In addition, our growth is supported by a strong track record of adding new products to our portfolio, including our most recent Linx Pay Hub integrated payment processing solution, in order to anticipate trends and adapt to changes in our market.

As a result of our innovation capacity, ability to adapt to evolving customer needs and our cross-selling efforts, we have successfully retained and increased year-over-year the share of our services in our customers’ wallet, as demonstrated in the following cohort analysis. For purposes of the following chart, we define (1) “annual cohort” as the subscription revenue generated from customers and that is added to our portfolio of customers in a given year and (2) “compound cohort growth rate” as the percentage of the subscription revenue generated by the relevant annual cohort of customers in 2020 relative to the revenue generated by the same annual cohort in the year immediately after they were added to our portfolio of customers. Compound cohort growth rates are calculated using this method to capture customer-generated revenues over a 12-month period (a full fiscal year), while also mitigating the fact that customers are added to the portfolio on different days of the year. Annual cohort revenue estimated using this metric takes into consideration both new organic customers and customers of companies that we acquire.

As result of over 35 years of operations dedicated to the retail sector in Brazil, we have developed in-depth specialized knowledge and competitive advantages that have allowed us to become the leading player in the Brazilian software market. Consequently, we achieved a 45.6% market share in 2019 in terms of revenue in the retail management software solutions segment as well as a 13.7% market share on the e-commerce solutions market in 2019, according to the 2020 IDC Survey. We have successfully leveraged our extensive customer base to explore cross selling opportunities, resulting in greater economies of scale, greater customer loyalty (as reflected by our high customer retention rates) and lower customer acquisition costs, translating into a hard to replicate business model with strong natural barriers against the entry of competitors.

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

In addition to our own organic innovation capabilities we have also increased our retail product offerings through strategic acquisitions of synergic businesses with our own operations, enabling us to further develop our product developing capabilities. From 2008 to the date of this annual report, we completed 35 acquisitions, which we believe is a testament to our ability to identify, execute and integrate acquisitions in a consistent and disciplined manner. We believe that we are a differentiated platform with the knowledge to capitalize on consolidation opportunities in our market segment and explore new verticals as the relationship between retailers and their customers continues to evolve.

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

On November 17, 2020, our shareholders approved StoneCo.’s proposal for the merger of 100% of Linx’s issued shares for a value of R$33.56 per share plus a number of (i) Class A Shares issued by StoneCo in the case of ADS holders; and (ii) Brazilian Depositary Receipts (BDRs) backed by Class A Shares issued by StoneCo in the case of holders of Common Shares. The final amount of the cash consideration and the exchange ratio are subject to certain adjustments as set forth in merger documents. CADE’s General Superintendence issued a Technical Opinion on March 19, 2021 which recommended the approval of the transaction without restrictions was appealed by third parties and is under analysis by the Administrative Tribunal of CADE at of the date of this report. The consummation of the transaction is subject to customary closing conditions, including the absence of a material adverse change in Linx’s business or financial condition and the obtainment of certain third-party consents or the availability of cash to liquidate any obligations not timely consented. Upon consummation of the transaction, our Common Shares and ADS will cease to be traded in their respective markets and will be exchanged for cash and StoneCo shares or BDRs backed by StoneCo shares, as applicable. For additional information about our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

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

Linx Core

Our Linx Core product line provides integrated business management systems. Linx Core products cater to the entire retail chain, from business automation software that performs all necessary operations at the POS to comprehensive enterprise resource planning, or ERP, applications, which include, among other features, inventory management, customer relationship management, or CRM, tools, financial, accounting and tax management, product lifecycle management, supply management, loyalty programs, e-receipt and other interconnected features. By offering our POS as a primary product, we are able to cross-sell many of our ERP capabilities by highlighting the seamless experience they provide. As of December 31, 2020, circa 70,000 retailers used Linx Core.

We design our Linx Core software products to enable retailers to adapt to changing business requirements through consistent innovations and frequent upgrades that provide new functionalities and support our customers’ navigation of the complex Brazilian tax system as well as evolving regulatory requirements. According to the 2020 IDC Survey, spending related to retail management software in the Brazilian market totaled R$1.5 billion in 2019, or 12.2% growth over 2018.

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

According to the 2020 IDC Survey, spending related to e-commerce solutions in the Brazilian market totaled R$620 million in 2019, or 25.5% growth over 2018, with Linx as the second biggest player with a 13.7% market share. In addition, e-commerce has been consistently growing in the last years reaching R$61.9 billion in 2019 and R$87.4 billion in 2020, a 41% in the comparison year over year according to the 43rd edition of the Webshoppers Survey published by e-bit/Nielsen in 2021. We believe that our product and service offerings will positively impact these rates through our rapid cycle of innovation as well as our Linx Digital capabilities, including big data and machine-learning technologies, each of which form an integral part our “Linx Impulse” strategy.

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

Large and growing digital retail market

According to the 2020 IDC Survey, IT retail investments in Brazil totaled R$2.9 billion in 2019. Of the total invested, retail management software accounted for 52.2%, or R$1.5 billion. Moreover, the 2020 IDC Survey indicates that retail management software investments are expected to reach R$2.0 billion by 2023 (ERP + POS) as companies continue to invest in technology and automation through software in order to adapt to the evolving formalization and digitalization of the sector.

Relatively low e-commerce penetration in Brazil and Latin America

Both in Brazil and Latin America, e-commerce solutions penetration is still relatively low in comparison to other countries, indicating an important path for growth. According to the 2020 IDC Survey e-commerce accounted for 21.6% of total IT retail investments, or R$620 million. Moreover, the 2020 IDC Survey indicates that e-commerce solutions investments are expected to reach R$1.1 billion by 2023.

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

Automation as a solution to increasing labor costs

Over the past 10 years, labor costs in Brazil increased significantly. The average minimum wage increased 7.4% annually between 2010 and 2020, according to the Brazilian Ministry of Labor. As a result of payroll expenses pressuring margins, we see an increasing demand for technologies that create opportunities for merchants to improve the experience of their clients and transact simultaneously with multiple clients in multiple locations. Accordingly, we believe Linx Core and Linx Digital are solutions that are well positioned to drive scalability and productivity gains of merchants who are not yet our clients.

Consumers moving away from cash transactions

According to ABECS, transactions using credit, debit and pre-paid cards in Brazil totaled R$2.0 trillion in 2020, an increase of 11.1% over 2019 and 31.6% over 2018. The increase in non-cash transactions is expected to drive merchants demand for new payment solutions such as POS technology, Pix, receivables management, and integration with management systems, among others. Therefore, business models that conciliate retail management solutions and financial solutions, like ours, are better positioned to serve merchants and benefit from this positive environment.

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

As of December 31, 2020, we had 3,938 employees. In addition, we have relationship centers and partners throughout Brazil. To comprehensively meet the current needs of the retail market, we offer diverse solutions to our customers, as described below.

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

Electronic Funds Transfer (EFT)

EFT is a “middleware” between POS software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This entirely electronic payment solution is also fully integrated with our ERP software and has been adopted by more than 67,000 POS. Through EFT, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx.

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

Human Capital Management (HCM)

A software suite for the HR department encompassing payroll management and HCM. Considering that the retail sector in Brazil has a high turnover ratio, we understand that offering this kind of solution is in line with our end-to-end platform strategy.

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

Linx Pay Hub offers a wide range of applications to our customers including:

•	Linx Pay: Our sub-acquiring business. For customers, Linx Pay works as if it were an acquirer at attractive rates. For acquirers, Linx Pay works as a distribution channel, increasing processing volumes;

•	Reconciliation solution: a transparent, optimized and efficient solution designed to improve business and financial management while providing unique insight into merchant flows;

•	Prepayment of Trade Receivables: easy-to-use and effective receivables management providing working capital solutions for retailers;

•	Gateway: an online payment gateway for e-commerce;

•	Payment Split: efficiency gains and cost savings platform that provides the unique ability to split payments between different recipients; and

•	Linx Digital Account: digital account linked to a prepaid card with Elo flag, natively integrated with Linx Pay and other solutions we offer, that allows the retailer to pay its bills and bank slips and to make wire transfers to third parties and employees, among others; and

•	QR Linx: a QR Code that integrates digital payment applications (e.g. e-wallets) with Linx’s retail clients, allowing the acceptance of new payment methods in an integrated and native way. It is also integrated to accept Pix since its launch in November 2020.

•	Payment Link: a link can be sent to the customer to make the payment for a purchase via messaging applications and is already integrated with the store’s ERP.

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

In the year ended December 31, 2020, we generated R$42.8 million, or 4.9% of our net operating revenue from our operations outside of Brazil, while in the year ended December 31, 2019, we generated R$40.8 million, or 5.2%, of our net operating revenue from our operations outside of Brazil.

Support

Our support department aims to provide our customers with any support necessary for the continuity of their operations. Our call center is available seven days a week. In addition, we offer customer service and tracking via extranet.

Linx Academy

We perceive knowledge as a differential, which is why we have a team of specialists in Corporate Education to provide training and professional development products for our customers, partners and employees. Our purpose is to bring people and technology together through passionate shopping experiences around the world, so it is crucial that we have experienced and trained professionals. There is a continuous investment in training and qualification as well as the search for innovation in this area.

With the creation of the Linx Academy in 2019, we started to adopt Corporate Education practices to strengthen the development, qualification and training actions. Adopting a Business structure, it offers, through educational programs, content dedicated to the development of technical and business management skills, which are essential to support our solutions offered to our customers.

In 2020, we were able to count on the launch of the #soul (School of Leaders), whose main objective was to bring our leaders closer to market themes on the constant evolution in people management and to translate the behaviors expected by the #SouLinx culture.

Supported by a learning management system (LMS), which allows managing educational content for different audiences, such as employees, customers and partners, today it has a portfolio of over 600 online courses available for the continuous development of technical and management of the solutions we develop, with the aim of raising the quality of service provision.

We also have the YouTube channel #DicaLinx, which is a living knowledge base of Linx products with the purpose of supporting our customers with topics related to instructions on our products and services. The channel is segmented by product and we have +1000 published videos and in 2020 we got more than 250 thousand views and we exceeded 5 thousand subscribers.

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

Our 409 independent sales agents, as of December 31, 2020, receive as commission a percentage of the licensing income they generate. Our independent sales agents also receive a percentage of the subscription revenue generated by customers located in regions where they operate. All billing of our customers for sales generated by our indirect channels is carried out directly by us. Our headquarters and branch offices serve as models for the operational, sales and technical activities of our independent sales agents. We have a department that controls, monitors and coordinates with our independent sales agents while assisting them in the development of operational, sales, administrative and marketing strategies. The activities of our independent sales agents are also monitored by customer satisfaction surveys administered by such independent sales agents.

Market Share

We lead the retail sector for management software in Brazil, with 45.6% of the total market in terms of revenue, according to the 2020 IDC Survey. The main products within this sector are ERPs and POSs. The total potential market for software in retail (in a scenario where Brazil presents an investment environment similar to other mature markets, such as the United States and Europe) was estimated by the 2020 IDC Survey to be R$10.6 billion in 2019. The penetration rate, which measures the amount invested by the retail industry in management software compared to the total target market for retail management software, was 14.1% in 2019. This same research report estimates that the market will grow to R$3.1 billion by 2022. We are also the second largest player for e-commerce solutions in Brazil according to the 2020 IDC Survey, accounting for a market share of 13.7% of the total R$620 million invested in these solutions.

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

Competition

The market for retail management software in Brazil is highly fragmented. According to the 2020 IDC Survey, we lead the market with a market share of 45.6% in 2019 in terms of revenue. Regarding e-commerce solutions, the market is even more fragmented, still Linx holds the second position with a 13.7% market share in 2019.

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

Environmental Regulations

We believe that sustainability should permeate the organization in the economic, social and environmental dimensions, based on responsible management, focused on long-lasting results for the company and the society. Our sustainability strategy is anchored in strategic focuses such as generating value for the company and its stakeholders, supporting education, digital inclusion and employability with regard to social projects in communication and volunteering, in addition to the efficient use of natural resources. This commitment is demonstrated through the actions taken and partnerships signed by us. In addition, Ethics and Sustainability is one of the Company’s formal Values, represented by the “We Care Today for Our Future” Value.

In 2020, the Company resumed the disclosure of the Sustainability Report using the guidelines of the GRI - Global Reporting Initiative. The last report was launched in July 2020 and is available to all publics on the institutional website and on the company’s IR website at https://www.linx.com.br/sustentabilidade-en.

Sustainability Policy

In order to keep us more and more in line with market practices and strengthen the socio-environmental commitments built, in 2020 we begin the process of building the Linx Sustainability Policy - with approval stages scheduled for 2021. This policy aims to formalize such commitments through an instructive nature, so that the document becomes a reference for consultations and guarantees the execution of existing internal practices and those that emerge in the future, in accordance with the sustainability strategy.

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

Insurance

Our insurance policy for officers and directors, through Zurich Minas Brasil Seguros S.A. and Fairfax Brasil Seguros Corporativos S.A. The purpose of this insurance policy is to provide compensation to insured persons as a result of liability for complaints derived from acts committed by them or facts that arise out of them carrying out their duties as officers and directors, as determined by judicial decision, arbitration or agreement previously approved by the insurer and up to a maximum limit of R$100 million.

In addition, this insurance policy, under which we pay an annual premium of R$225.5 thousand, provides compensation to insured persons as a result of liability for acts committed by us in the context of capital markets (excluding the United States or Canada), as determined by judicial decision, arbitration or agreement previously approved by the insurer and up to a maximum limit of R$5 million. Our current policy is effective until August 30, 2021.

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

Employees

We had 3,938, 3,846 and 3,381 employees as of December 31, 2020, 2019 and 2018, respectively. The tables below show the breakdown of our employees by function and geography as of December 31, 2020, 2019 and 2018 respectively:

	As of December 31, 2020
	Technical	Administrative	Management	Total
Argentina	100	9	13	122
Brazil
Aparecida de Goiânia	38	7	4	49
Bauru	82	7	2	91
Bebedouro	118	16	6	140
Belo Horizonte	159	21	5	185
Blumenau	122	8	4	134
Brusque	110	15	10	135
Campinas	64	12	4	80
Cascavel	191	16	12	219
Florianópolis	59	11	2	72
Fortaleza	28	4	3	35
Garça	50	5	7	62
Joinville	134	22	7	163
Jundiaí	26	3	7	36
Manaus	19	4	0	23
Porto Alegre	422	33	32	487
Recife	104	8	11	123
Rio de Janeiro	53	15	5	73
São Paulo	934	468	169	1,571
Uberlândia	86	8	4	98
Chile	5	1	0	6
Mexico	25	4	4	33
Peru	1	0	0	1
Total	2,930	697	311	3,938

	As of December 31, 2019(1)
	Technical	Administrative	Management	Total
Argentina	99	10	14	123
Brazil
Aparecida de Goiânia	53	10	5	68
Bauru	100	7	2	109
Bebedouro	117	18	5	140
Belo Horizonte	196	17	6	219
Blumenau	132	8	5	145
Brusque	84	19	13	116
Campinas	65	13	4	82
Cascavel	196	25	9	230
Florianópolis	69	13	5	87
Joinville	153	23	7	183
Manaus	22	4	0	26
Porto Alegre	414	37	31	482
Recife	105	13	10	128
Rio de Janeiro	62	15	6	83
São Paulo	897	410	159	1,466
Uberlândia	106	8	5	119
Chile	4	1	1	6
Mexico	22	3	8	33
Peru	1	0	0	1
Total	2,897	654	295	3,846

____________________

(1)	Employees were reclassified by function in order to reflect our current classification understanding. Total number of employees remained unchanged regarding previous Form 20-F. Also, São Paulo and Cascavel totals were adjusted since Seta Digital team was accounted in the former and should have been accounted in the latter.

	As of December 31, 2018
	Technical	Administrative	Management	Total
Argentina	83	12	10	105
Brazil
Aparecida de Goiânia	56	4	5	65
Bauru	89	6	1	96
Bebedouro	117	17	5	139
Belo Horizonte	204	29	1	234
Blumenau	142	12	4	158
Campinas	55	16	2	73
Cascavel	141	15	2	158
Florianópolis	67	31	3	101
Joinville	146	13	4	163
Manaus	29	7	2	38
Porto Alegre	396	54	22	472
Recife	106	12	7	125
Rio de Janeiro	70	10	4	84
São Paulo	792	349	75	1,216
Uberlândia	112	10	3	125
Chile	3	2	1	6
Mexico	17	3	2	22
Peru	1	0	0	1
Total	2,626	602	153	3,381

The 2.4% increase in the number of our employees from the year ended December 31, 2019 to the year ended December 31, 2020, was primarily the result of the expansion of our business, including through acquisitions, consistent with our business strategy.

Our personnel turnover rates were 28.4%, 34.7% and 25.6% for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Corporate Social Responsibility

We believe that sustainability should permeate the organization in the economic, social and environmental dimensions, based on responsible management, focused on long-lasting results for the company and the society. Our sustainability strategy is anchored in strategic focuses such as generating value for the company and its stakeholders, supporting education, digital inclusion and employability with regard to social projects in communication and volunteering, in addition to the efficient use of natural resources. This commitment is demonstrated through the actions taken and partnerships signed by us. In addition, Ethics and Sustainability is one of the Company’s formal Values, represented by the “We Care Today for Our Future” Value.

Below are some of the programs supported by Linx and internal processes focused on the social pillar.

Round-It-Up Movement (Movimento Arredondar)

We have been partners of the Movimento Arredondar initiative since 2013 and to date have raised R$ 835,000 in funding for more than 20 NGOs. This initiative provides a platform—using our Linx POS, Microvix, Degust, UX Moda and Omini Pos systems—that enables customers to offer end consumers the opportunity to round their payments to the nearest real and donate the difference to previously evaluated and registered NGOs. The initiative monitors implementation at our customers and selects and monitors the social organizations that receive donations—and reports on its website in real time, ensuring transparency. The end-to-end initiative is audited by PwC. The initiative raised R$ 80,500 in funding in 2019. For more information about the Round-It-Up Movement, visit www.arredondar.org.br.

Ayrton Senna Institute

In 2018, with support from the Ayrton Senna Institute, we launched the Program for Literacy in Programming (Programa Letramento em Programação), which seeks to promote literacy in computer programming languages in order to foster computing literacy among students from public elementary schools. Along the journey, participants progress through stages that allow for the development of skills such as creativity, collaboration, logical reasoning and communication. In the first year of the partnership—2018—3,600 students completed the course and 182 educators were trained. In 2019, the program was expanded to benefit more than 8,000 students and around 200 educators in 18 cities in six Brazilian states.

Still in support of education, in 2020 we renewed the partnership through the Sena Instrument: a digital platform that trains and engages educators from the partner education network, looking for strategies that develop the students’ socio-emotional skills. The initiative started in 2020 and will continue in 2021. For more information on Instituto Ayrton Senna: www.institutoayrtonsenna.org.br.

Recode

With an emphasis on development and education, this program features a special entrepreneurship module designed to improve employability among youth and adults. Created in 2018 in partnership with NGO Recode, the program provides technology training to low-income individuals at community institutions, libraries and public schools in the states of São Paulo, Rio de Janeiro, Ceará and Minas Gerais. At least 50% of participants are required to be women, as a way to address the gender gap in technology-related subjects. Courses were administered in a classroom setting - with some activities completed online - for 604 young people and 28 organizations, training 18 facilitators. Through the partnership, training opportunities were offered in communities where people are unable to afford commuting to large urban centers. Using the same methodology in a 100% online format, the program was extended to allow individuals in remote areas throughout Brazil to take the course.

In 2020, we supported two other projects of the institution, reinforcing our partnership and commitment to education and access to opportunities focused on technology:

Recoders Challenge (Desafio Recoders): a social initiative that encouraged young people to identify needs in their communities and develop solutions, based on that, using only free technology tools. In all, there were 199 young participants developing 68 projects guided by 103 mentors from 10 participating companies all over Brazil - of which 21 were part of the Linx mentor team (volunteer employees). The mentoring took place over a period of 2) months. In the end, all projects would be evaluated by Recode and the young people responsible for the 5 (five) best ones would be awarded.

Recode Pro Program: Linx sponsored 5 grants for this program, which aims at training and employing people aged 18 to 39 years old, in situations of greater social vulnerability, as full stack programmers. In addition to technical content, themes such as creativity, communication, professional performance are developed, and the proposed methodology is based on collaboration and the construction of projects to solve social problems.

Therefore, the Program has as its general objective: to provide people in situations of social vulnerability with the opportunity to acquire knowledge and develop a professional career in the technology area. The sponsored students started the course in the second semester of 2020 and it continues until the first quarter of 2021.

Programaria

In order to contribute to the promotion of opportunities and tools for learning programming for women, in 2020 we started a partnership with Programaria by sponsoring 250 (two hundred and fifty) scholarships for the #EuProgrAmo course, aimed at cis and transgender women.

Programaria is a social business that aims to:

•	Contribute so that more girls and women feel motivated and confident to explore the fields of technology, programming and entrepreneurship;

•	Encourage debate on the lack of women in these fields;

•	Promote opportunities and tools for them to take the first steps in learning programming.

The course offers an introduction to programming with a focus on web development, divided into 6 modules and in a 100% online format. The course is scheduled to start in 2021. For more information about the Program: https://www.programaria.org.

Liter of Light (Litro de Luz)

In order to positively impact society, contribute to access to energy and promote engagement and a sense of social responsibility among our employees, in 2020 we signed a partnership with the Litro de Luz social business.

Litro de Luz is an international organization with operations in more than 15 (fifteen) countries and which has about 200 (two hundred) volunteers in the five regions of Brazil with the aim of illuminating the lives of people who do not have adequate access to the network electrical.

In this partnership, aiming to actively engage Linx employees in a social cause during the pandemic period, Litro de Luz developed workshops for the assembly of 150 (one hundred and fifty) lamps, carried out 100% remotely. After collecting the kit with necessary materials, the employee will be able to assemble the solution through a process of orientation and virtual interaction. Subsequently, the lamps will be used to promote the impact of approximately 600 (six hundred) people in vulnerable communities. The workshops are scheduled to take place throughout 2021. For more information about Litro de Luz: https://www.litrodeluz.com.

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

Espaço Linx - computer rooms in NGOs

In the second half of 2019, we structured Espaço Linx, in which computers in good condition that would have previously been recycled or destroyed, are previously selected and prepared for donation to NGOs. The donated equipment is installed in rooms previously set up by the recipient organizations, where their beneficiaries can enjoy the space and take computer and programming lessons, use the Internet and engage in other professional development activities. Four rooms were equipped in 2019, at four NGOs in São Paulo and Rio de Janeiro. In 2020, all computers in good condition were donated to NGOs and education and digital inclusion programs.

At the end of 2020, 9 computers were destined for children participating in the social project Tutoria Girassol, which aims to help children from public schools who are having learning difficulties due to the Covid-19 pandemic, with the objective of developing autonomy and stimulating learning of child. Currently, the project has 68 students and 68 volunteers located in the city of Sao Paulo.

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

At the end of 2019, Linx’s Volunteering Policy was developed to support and guide volunteers and managers on voluntary activities in the company.

From April to November 2020, in order to maintain the voluntary and solidarity movement within the company, considering the pandemic period, the so-called “Linx Volunteer Meeting” were organized on a monthly basis.

With about 300 participations by Linx employees (headquarters and branches) over 8 meetings, these aimed to engage and update employees on social initiatives as well as to facilitate the exchange of experiences between participants to promote corporate and individual volunteering actions, under the supervision and assistance from the sustainability area. The subjects that covered the meetings turned to the themes of voluntary initiatives inside and outside the context of pandemic, mental health and mentoring.

Donation of Software for the management of NGO’s bazaars

Since 2006, we have been providing management systems for the traditional donation bazaars of the NGO Unibes, which today is a source of income for the institution. In 2020 we started the process of supplying management systems to the TenYad Institution for the management of food donation programs. Project completion is scheduled for 2021.

C. Organizational Structure

The following diagram sets forth our shareholders and subsidiaries as of the date of this annual report.

____________________

1.	In addition, the Company have two indirect subsidiaries: Retail Renda Fixa Crédito Privado Fundo de Investimento and Santander Moving Tech RF Referenciado DI CP FI. Both are exclusive investment funds, reserved for the investment transactions of the Company and its subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which houses our sales, marketing and business operations, is located in São Paulo at Avenida Doutora Ruth Cardoso, 7,221 and comprises 9,493 square meters under two leases that expire in 2027 and 2029. We and our subsidiaries conduct most of our activities from leased properties and do not own any properties of significant value.

The table below sets forth certain information relating to our leased properties as of December 31, 2020.

	Square Meters	Lease Commencement Date	Lease Termination Date
Location
São Paulo	8,293	12/15/16	11/30/27
São Paulo 2	1,200	07/01/19	06/30/29
Bauru	585	1/22/13	1/20/22
Campinas	514	11/07/16	11/07/21
Cascavel	1,200	12/15/17	12/14/22
Joinville	1,680	9/02/13	02/09/23
Manaus	250	6/01/16	5/31/21
Porto Alegre	1,846	7/01/13	7/01/22
Porto Alegre 2	1,584	10/18/19	10/18/24
Recife	640	11/10/16	11/10/26
Rio de Janeiro	456	2/01/18	2/01/28
Uberlândia	973	Owned	Owned
Buenos Aires	632	2/01/18	1/31/23
Total	19,853

In addition, as of December 31, 2020, we occupied 5,908 square meters of commercial space located in the States of São Paulo, Goiânia, Minas Gerais and Santa Catarina and 430 square meters of commercial space located abroad (Lima, Mexico City, Santa Fe and Santiago) for which we are currently renegotiating lease terms. We are renting such commercial spaces on a month-to-month, arms’ length basis pending the conclusion of such negotiations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018, and the respective notes thereto, included elsewhere in this annual report, as well as the financial information presented under “Introduction—Presentation of Financial and Other Information” and “Selected Financial Data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Introduction—Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Overview

We believe we are a leading cloud-based technology company in Latin America and a market leader in Brazil in terms of revenue. We are focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to retailers in Latin America, through our SaaS business model. During 2020, our subscription revenue accounted for 86.0%, or R$866.6 million, of our gross operating revenue, an increase of 14.2% over 2019 in reais. With a comprehensive offering of solutions, we are an end-to-end service provider that offers business management tools, payment solutions, e-commerce and omni-channel applications through an integrated and ever-evolving platform to retailers of all sizes and capabilities.

Factors that Affect our Results of Our Operations

In the years ended December 31, 2020, 2019 and 2018, our financial condition and results of operations were primarily influenced by our acquisitions during these periods. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

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

Acquisitions

We believe that our results of operations and financial condition are positively impacted by our acquisition strategy, particularly those that permit us to launch new products and services. We have extensive capabilities in, and a strong track record of, identifying, negotiating and integrating acquired companies. In the year ended December 31, 2020, we acquired a number of companies in accordance with our acquisition strategy, which is focused on adding new retail verticals, expanding our operations into new regions in Brazil and developing new technologies that accelerate the pace of our innovations.

Our acquisitions in the three-year period ended December 31, 2020 include:

•	our acquisition of Único Sistemas e Consultoria S.A. in April 2018, which enabled us to enter the loyalty management vertical. Único’s offerings include multi-channel marketing and loyalty management solutions, which are entirely cloud-based and reinforce our customer engagement and customer relationship management, or CRM, offerings;

•	our acquisition of DCG in 2018, which allowed us to enter into a new vertical focused on the development of e-commerce platforms and technology solutions under our SaaS model designed to enable digital sales and marketplace connections;

•	our acquisition of Hiper Software S.A., or Hiper, in 2019, which allowed us to increase even more Linx Pay Hub’s addressable market with a differentiated value proposition by combining payment solutions with cloud management software for micro and small retailers, offered by channels with high distribution capacity;

•	our acquisition of Millennium Network Ltda., or Millennium, in 2019, enabling us to strengthen the ecosystem with a highly scalable ERP solution for e-commerce in the SaaS model that allows the retailer, along with other technologies, to offer the consumer an omnichannel experience solution, thus a strong complementarity to existing Linx solutions;

•	our acquisition of SetaDigital in 2019, reinforcing the apparel vertical with a highly specialized ERP and POS solutions for the footwear retailers and enabling us to offer financial services (Linx Pay Hub) and Linx Digital products to the approximately 2,100 SetaDigital clients;

•	our acquisition of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda, or PinPag, in 2020, which allowed us to reinforce the Linx Pay Hub services portfolio with customized installment disruptive solutions for retail;

•	our acquisition of RRA Ferreira ME, or Neemo, in 2020, reinforcing the food vertical with personalized delivery solutions through the integration of the establishment’s delivery application and its e-commerce platform, offering an omnichannel experience to the customer;

•	our acquisition of CR Sistemas Ltda, or Humanus, in 2020, strengthening the back-office solutions of our end-to-end platform considering the high labor intensity in retail and the greater demand for people management tools;

•	our acquisition of Mercadapp Soluções em Software Ltda, or Mercadapp, in 2020, strengthening of platform and app delivery solutions, now also for supermarkets, a great growth opportunity for the Company since Mercadapp provides a white label platform for online sales solutions for small- and medium-sized supermarkets in 17 Brazilian states, beyond the Federal District.

In general, upon acquisition, our results of operations are impacted by the consolidation of the target’s revenue and expenses on our statement of income and the consolidation of the target’s assets and liabilities on our balance sheet. Following any such acquisition, we focus our efforts on capitalizing on synergies arising from our acquisitions in order to increase our operating efficiency. For a discussion of certain of the impacts of our acquisitions from 2018 to 2020 on our statement of income, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” See also note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Brazilian macroeconomic environment

Because we conduct substantially all of our operations and derive substantially all of our revenue in Brazil, our results of operations and financial condition are impacted by the Brazilian macroeconomic environment. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, disposable income of the Brazilian population, the availability of credit, consumer spending levels and average wages in Brazil. The following table sets forth Brazilian inflation rates, interest rates, and exchange rates as of and for the years ended December 31, 2020, 2019 and 2018:

	As of and for the Year Ended December 31,
	2020	2019	2018
GDP growth(1)	-4.1%	1.4%	1.8%
Inflation (IGP-M)(2)	23.1%	7.3%	7.6%
Inflation (IPCA)(3)	4.5%	4.3%	3.7%
Interbank rate – CDI (4)	2.8%	6.0%	6.4%
SELIC rate (end of period)	1.9%	4.4%	6.5%
TJLP long-term interest rate (end of period)(5)	4.6%	5.6%	7.0%
Appreciation (depreciation) of the real against the U.S. dollar (average of period)	(28.9)%	(4.0)%	(17.1)%
Exchange rate at the end of the period per US$1.00	R$5.1967	R$4.0307	R$3.8748

____________________

(1)	Calculated by IBGE in accordance with its most recent methodology.

(2)	IGP-M is accumulated inflation for the period, as calculated by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV.

(3)	IPCA is accumulated inflation for the period, as calculated by IBGE.

(4)	CDI is the average overnight interbank loan rates in Brazil.

(5)	The TJLP is the rate applicable to long-term loans by BNDES.

Sources: IBGE, Central Bank, B3 and FGV.

Inflation

Due to the fact that a large portion of our subscription contracts with customers provide for automatic price increases based on inflation indices (primarily the IGP-M) over the prior 12-month period, our revenue is directly impacted by variations in inflation. In the years ended December 31, 2020, 2019 and 2018, we increased the prices we charge for our services due to a positive accumulated IGP-M inflation rate in each respective year. In the three-year period ended December 31, 2020, the increases in our subscription revenue resulting from these variations in the IGP-M inflation rate were not material.

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

The Brazilian retail sector is currently undergoing significant formalization and digitalization. Evidence of this process includes more extensive use of credit and debit cards for making payments and the implementation and increased use of electronic tax receipts, which enable the optimized collection of ICMS by Brazilian tax authorities. According to data published in 2021 by ABECS, purchases paid by credit, debit and pre-paid cards in Brazil totaled an estimated R$2.0 trillion in 2020, an increase of 11.1% compared to 2019. We believe that the penetration of retail software solutions in Brazil will increase significantly in the coming years as companies continue to invest in technology and automation through software in order to adapt to the evolving formalization and digitalization of the Brazilian retail sector.

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

The table below sets forth a reconciliation of recurring and non-recurring revenues to operating revenue for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$, except percentages)
Recurring / non-recurring revenues	978.4	879.0	763.3
PIS(1)	(6.2)	(5.5)	(4.6)
COFINS(2)	(28.7)	(25.3)	(21.4)
ISS(3)	(23.4)	(20.6)	(17.6)
INSS(4)	(36.1)	(33.0)	(29.4)
Other(5)	(7.5)	(6.5)	(4.6)
Operating revenue	876.4	788.2	685.6

___________________

(1)	Social Integration Program tax (Programa de Integração Social).

(2)	Social Security Contribution Financing tax (Contribuição para Financiamento da Seguridade Social).

(3)	Tax on Services (Imposto sobre Serviços).

(4)	Brazilian National Social Security tax (Instituto Nacional do Seguro Social).

(5)	Comprises the Fund for the Universalization of Telecommunication Services tax (Fundo de Universalização dos Serviços de Telecomunicações), Fund for the Development of Telecommunications Technology tax (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) and Value Added tax (Imposto sobre Circulação de Mercadorias e Serviços).

Description of Principal Statement of Income Line Items

Operating revenue

Our operating revenue is calculated by subtracting our sales deductions revenue taxes including PIS, COFINS, ISS and INSS.

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

Recognition of Revenue

Our revenue is generated from performance obligations consisting of (1) subscription revenue, which allow customers: (i) the right to use Linx’s software; and (ii) to receive technology support, helpdesk services, software hosting services, support teams and connectivity service and (2) consulting service revenue from installation services relating to our software, including customization and training. In the event billed amounts exceed services rendered plus recognized revenue, the difference is stated in the statement of financial position (current liabilities) as deferred revenue. In certain arrangements, we charge an upfront royalty payment associated with the subscription service. In 2018, 2019 and 2020, under IFRS 15, such upfront payment was amortized over the average customer life.

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

In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, we applied a hypothetical 10% variation of the WACC to the fair values of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% variation of the WACC, there is no impairment indicator.

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

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, valued at fair value on the acquisition date, including the value of any non-controlling interest in the acquiree. For each business combination, we measure any non-controlling interest in the acquired business at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

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

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated in our cash-generating units that are expected to benefit from synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to that unit. We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. See “— Impairment Tests for Acquisition Goodwill and Intangible Assets” above for a discussion of assumptions and estimates in respect of impairment calculations.

Recent Accounting Pronouncements

Standards, interpretations and amendments not yet adopted

As of the date of this annual report, there were no standards, interpretations and amendments effective as of January 1, 2020 that we have not yet adopted.

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

Material Weaknesses in Internal Controls

The following material weaknesses in internal control over financial reporting were identified:

•	IT General Controls (ITGC)

Our management has identified deficiencies relating to the IT General Controls which, when aggregated, have been classified as a material weakness. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective. Additionally, the Company had ineffective controls related to end-user computing applications, such as spreadsheets, used in its business processes and financial reporting.

•	Identification and Execution of Controls

Lack of identification and execution of certain relevant controls on business and financial reporting processes to prevent or detect material misstatements of the Company’s annual or interim financial statements on a timely basis.

Due to the ineffectiveness of certain operational controls related to the sub-acquision operation comprised in the material weaknesses reported above, the losses in the sub-acquisition operation were not identified and addressed on a timely basis to avoid the significant losses recorded. See note 2.4, “Losses in the sub-acquision operation,” to our audited consolidated financial statements, included elsewhere in this annual report.

We have adopted a remediation plan with respect to the material weaknesses identified above. See “Item 15—Control and Procedures—Plans for Remediation of Material Weaknesses.” There can be no assurance that our internal controls, policies and procedures will be sufficient and/or fully effective to detect inappropriate practices or errors in the issuance of our financial statements. If we are unable to properly maintain our internal controls, we may not be able to accurately report our financial results or prevent the occurrence of inappropriate or erroneous practices.

Linx Pay Operational Losses

As informed in the Material Fact of March 29, 2021, as part of the process of preparing our financial statements for the fiscal year 2020, we found that our subsidiary, Linx Pay Meios de Pagamento Ltda., or Linx Pay, presented unusual operational losses, as a consequence of atypical cancelation of transactions by third parties when using payment machines commercialized by a commercial partner of Linx Pay. The losses resulted from transactions being processed and then subsequently cancelled by these third-parties, resulting in payment for the transaction being made before funds being received from the payor’s account. Such unusual operational losses did not arise from Linx Core nor from Linx Digital clients.

Based on the results of our investigations, we recognized losses of R$40 million, which were entirely accounted for in the fourth quarter of 2020. The vulnerabilities that originated such operational losses have already been addressed by us. As per the terms and conditions of the association agreement entered into with Stone in connection with the Merger, there is no impact in the combination of businesses due to the identified operational losses.

Results of Operations

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

	For the Year Ended December 31,
	2020	2019	Variation
	(in millions of R$)		(%)
Operating revenue	876.4	788.2	11.2%
Cost of services rendered	(283.3)	(272.1)	4.1%
General and administrative	(310.7)	(219.9)	41.3%
Selling	(158.9)	(144.7)	9.8%
Research and development	(111.1)	(93.1)	19.3%
Other operating income (expenses)	(59.1)	22.8	(359.2%)
Total operating expenses	(923.1)	(707.0)	30.6%
Operating income (loss)	(46.7)	81.1	(157.6%)
Financial income	44.7	70.1	(36.2%)
Financial expenses	(81.8)	(87.3)	(6.3%)
Net financial income (expenses)	(37.1)	(17.2)	115.7%
Income before income tax and social contribution	(83.8)	63.9	(231.1%)
Income tax and social contribution	3.7	(25.1)	(114.7%)
Net income (loss)	(80.1)	38.9	(305.9%)

Operating revenue

Our operating revenue increased by 11.2%, from R$788.2 million for the year ended December 31, 2019, to R$876.4 million for the year ended December 31, 2020, primarily as a result of the following factors:

•	Subscription revenue: our subscription revenue increased by 14.2%, from R$759.1 million for the year ended December 31, 2019 to R$866.6 million for the year ended December 31, 2020. This increase demonstrates the resilience of the business model based on recurring revenue, SaaS operations, and the operations of Linx Digital and Linx Pay Hub, solutions 100% integrated with Linx’s end-to-end platform. We highlight that more than 60% of our recurring revenue comes from offers entirely in the cloud.

•	Service revenue: our service revenue decreased by 3.2%, from R$145.6 million for the year ended December 31, 2019 to R$141.0 million for the year ended December 31, 2020. Such service revenue remained substantially aligned with the previous year, due to the challenging scenario perceived since March 2020, in view of the COVID-19 pandemic, despite the continuous demand for digitization solutions that, in many cases, ensured the operations continuity of different retailer profiles.

Cost of services rendered

Cost of services rendered increased 4.1%, from R$272.1 million in the year ended December 31, 2019, to R$283.3 million in the year ended December 31, 2020. However, as a percentage of net operating revenue, the cost of services rendered decreased from 34.5% in the fiscal year ended on December 31, 2019 to 32.3% in the year ended on December 31, 2020. This reduction is mainly explained by measures we adopted to protect our cashflow as from the second half of March 2020, in view of the COVID-19 pandemic, which reduced our costs despite the increases in personnel costs in Gas Stations verticals, higher advertising costs linked to Linx Impulse and higher volume of implementation by Linx franchises.

General and Administrative

General and administrative expenses grew 41.3%, from R$219.9 million in the fiscal year ended on December 31, 2019, to R$310.7 million in the fiscal year ended on December 31, 2020. As a percentage of net operating revenue, General and administrative expenses increased from 27.9% in the fiscal year ended on December 31, 2019 to 35.5% in the fiscal year ended on December 31, 2020. This evolution is mainly explained by: (i) non-recurring expenses as a result of the STNE proposal for Linx in Aug/20; (ii) consolidation of the costs of Mercadapp and Humanus, acquired in 4Q20 and 3Q20 respectively, in addition to PingPag and Neemo, both acquired in 1Q20; and (iii) expenses related to the project to adapt to SOX rules.

Selling Expenses

Sales expenses increased by 9.8%, from R$144.7 million in the fiscal year ended on December 31, 2019, to R$158.9 million in the fiscal year ended on December 31, 2020. As a percentage of net operating revenue, selling expenses remained practically stable, recording 18.4% in the fiscal year ended on December 31, 2019 and 18.1% in the fiscal year ending on December 31, 2020. We continue to intensively invest in our sales teams, mostly by involving the Linx Core and Franchisees teams to reinforce the cross selling of new offers connected to the Linx Digital and Linx Pay Hub. Such events were offset by the cash preservation measures adopted as of the second half of March 2020, in view of the COVID-19 scenario.

Research and Development

Research and development (R&D) expenses increased 19.3%, from R$93.1 million in the fiscal year ended December 31, 2019, to R$111.1 million in the fiscal year ended December 31, 2020. As a percentage of net operating revenue, expenses with R&D increased from 11.8% in the fiscal year ended on December 31, 2019 to 12.7% in the fiscal year ended on December 31, 2020. This increase is largely related to the intensified investment in R&D to enhance the portfolio of new offers mainly from Linx Digital and Linx Pay Hub. It is worth mentioning that these effects were partially offset by the cash preservation initiatives adopted by the Company as of Mar/20.

Other operating revenues (expenses)

Other operating revenues (expenses) decreased R$81.9 million, from R$22.8 million in the year ended December 31, 2019, to negative R$59.1 million in the year ended December 31, 2020. As a percentage of net operating revenue, other operating revenues (expenses) decreased from 2.9% in the year ended on December 31, 2019 to negative 6.7% in the year ended on December 31, 2020. This decrease is largely related to the calculation of Linx Pay unusual operating losses.

Operating Income

As a result of the foregoing, our operating income decreased by 157.6%, from R$81.1 million for the year ended December 31, 2019 to negative R$46.7 million for the year ended December 31, 2020.

Net financial income (expenses)

Our net financial expense increased by R$19.9 million, from a net financial expense of R$17.2 million in the fiscal year ended on December 31, 2019 to a net financial expense of R$37.1 million in the year ended December 31, 2020, mainly due to the following factors:

•	Financial income: financial income decreased by 36.2%, from R$70.1 million in the fiscal year ended on December 31, 2019 to R$44.7 million in the fiscal year ended on December 31, 2020. The decrease in financial income was mainly a result of the gradual reduction of the CDI over the period, lower volume of financial investments.

•	Financial expenses: financial expenses decreased by 6.3%, from R$87.3 million in the fiscal year ended on December 31, 2019 to R$81.8 million in the fiscal year ended on December 31, 2020. This variation reflects the greater volume of discounts granted to customers in view of the current macroeconomic scenario, in addition to the higher cost of debt in the period.

Income Before Income Tax and Social Contribution

As a result, income before taxes decreased by 231.1%, from R$63.9 million in the fiscal year ended on December 31, 2019 to -R$83.8 million in the fiscal year ended on December 31, 2020.

Income Tax and Social Contribution

Income tax and social contribution decreased by 114.7%, from -R$25.1 million in the fiscal year ended on December 31, 2019 to R$3.7 million in the fiscal year ended on December 31, 2020, mainly due to the reversal of the benefits of the Lei do Bem and the effects of tax rates of the Company’s subsidiary abroad.

Net income (loss)

Net income decreased by 305.9% from R$38.9 million in the fiscal year ended on December 31, 2019 to -R$80.1 million in the fiscal year ended on December 31, 2020.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

	For the Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)		(%)
Operating revenue	788.2	685.6	15.0%
Cost of services rendered	(272.1)	(245.6)	10.8%
General and administrative	(219.9)	(168.6)	30.4%
Selling	(144.7)	(111.0)	30.4%
Research and development	(93.1)	(73.5)	26.7%
Other operating income (expenses)	22.8	3.3	590.9%
Total operating expenses	(707.0)	(595.5)	18.7%
Operating income	81.1	90.1	(10.0%)
Financial income	70.1	50.3	39.4%
Financial expenses	(87.3)	(48.2)	81.1%
Net financial income (expenses)	(17.2)	2.1	(919.0%)
Income before income tax and social contribution	63.9	92.1	(30.6%)
Income tax and social contribution	(25.1)	(21.1)	19.0%
Net income	38.9	71.1	(45.3%)

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

General and Administrative

General and administrative expenses increased by 30.4%, from R$168.6 million in 2018 to R$219.9 million in 2019. As a percentage of net operating revenue, general and administrative expenses increased from 24.6% in 2018 to 27.9% in 2019. This increase is primarily related to: (i) provisions related to our long-term incentive plans; (ii) expenses related to our ongoing SOX internal audit compliance project, which we expect to complete by December 2020; and (iii) the acquisitions of Hiper, Millennium and SetaDigital during the second, third and fourth quarters of 2019, respectively.

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

Research and Development

Research and development (R&D) expenses increased by 26.7%, from R$73.5 million in the year ended December 31, 2018 to R$93.1 million in the same period of 2019. As a percentage of net operating revenue, R&D expenses increased from 10.7% in the year ended December 31, 2018 to 11.8% in the same period of 2019. This increase is primarily related to: (i) the consolidation of Hiper, Millennium and SetaDigital; (ii) new offerings primarily connected to Linx Digital and Linx Pay Hub; and (iii) investments in R&D to strengthen our portfolio.

Operating Income

As a result of the foregoing, our operating income decreased by 10.0% from R$90.1 million for the year ended December 31, 2018 to R$81.1 million for the year ended December 31, 2019.

Net financial income (expense)

The Company’s net financial result varied by R$19.3 million, from a net financial income of R$2.1 million in the fiscal year ended on December 31, 2018 to a net financial expense of R$17.2 million in the fiscal year ended on 31 December 2019, mainly due to the following factors:

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

Liquidity

On December 31, 2020, our current assets totaled R$1,194.0 million, and exceeded our current liabilities, which totaled R$588.0 million, by R$606.1 million, corresponding to a current liquidity ratio (calculated by dividing current assets by current liabilities) of 2.03. On December 31, 2019, our current assets totaled R$1,300.0 million, and exceeded current liabilities of R$369.8 million by R$930.2 million, corresponding to a current liquidity ratio of 3.52. On December 31, 2018, our current assets totaled R$698.5 million, and exceeded current liabilities of R$220.7 million by R$477.8 million, corresponding to a current liquidity ratio of 3.16.

On December 31, 2020, our debt to equity ratio was 0.65 (calculated by dividing the sum of current and non-current liabilities by shareholders’ equity), compared to 0.43 (calculated by dividing the sum of current and non-current liabilities by shareholders’ equity) on December 31, 2019, and 0.56 on December 31, 2018. Between December 31, 2018 and December 31, 2020, our debt to equity ratio increased 17.0%, primarily due to an increase in our liabilities in relation to loans and financing and payables for the acquisition of businesses (which are fully recorded in our audited consolidated financial statements).

A summary of our current liquidity ratios and total debt ratios follows below:

	As of December 31,
	2020	2019	2018
Current liquidity ratio (1)	2.03	3.52	3.16
Debt to equity ratio (2)	0.65	0.43	0.56

____________________

(1)	Defined as current assets divided by current liabilities.

(2)	Defined as current liabilities plus non-current liabilities divided by shareholders’ equity.

Our Net debt to shareholders’ equity ratio was negative 0.8 as of December 31, 2020, negative 0.31 as of December 31, 2019 and negative 0.10 as of December 31, 2018. For additional information relating to Net debt, see “Introduction—Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures” and “Item 3. Key Information—Selected Financial Data.”

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

Our capital structure is balanced between our own and third-party sources as our standard means of funding, utilizing our own shareholders’ equity to a greater extent than third-party capital since we generate a high level of cash, as shown in the table below:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$, unless otherwise indicated)
Debt (total liabilities)	1,058.3	774.1	590.5
Equity (shareholders’ equity)	1,620.1	1,789.8	1,057.2
Total liabilities and shareholders’ equity	2,678.3	2,563.9	1,647.7
Percentage of debt	39.5%	30.2%	35.8%
Percentage of equity	60.5%	69.8%	64.2%

Payment Capacity

In the years ended December 31, 2020, 2019 and 2018, we had the financial resources to repay all of our financial commitments due to the fact that our operations have a strong cash generation and we only finance customers on a short-term basis. Given our debt profile, cash flow and liquidity position, we believe that our liquidity and capital resources are sufficient to cover our investments, expenses, debts and other amounts payable in the short- and medium-term.

Cash flows

Cash flows for the years ended December 2020, 2019 and 2018

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$)
Net cash flows from operating activities	51.4	132.2	97.7
Net cash flows (used in) from investing activities	58.2	(648.0)	(34.4)
Net cash flows (used in) from financing activities	(146.7)	545.3	(54.0)
Foreign exchange (loss) gain in cash and cash equivalents	6.8	(3.4)	(2.4)
Increase (decrease) in cash and cash equivalents	(30.3)	26.0	6.9
Increase (decrease) in cash and cash equivalents
Beginning of the period	75.9	49.9	42.9
End of the period	45.6	75.9	49.9
Increase (decrease) in cash and cash equivalents	(30.3)	26.0	6.9

Net Cash Flows from Operating Activities

Net cash flows from operating activities decreased 61.1% or R$80.8 million, from R$132.2 million for the year ended December 31, 2019, to R$51.4 million for the year ended December 31, 2020. This decrease is mainly due to the decrease in net income from R$38.9 million for the year ended December 31, 2019 to negative R$80.1 million for the year ended December 31, 2020.

Net cash flows from operating activities increased 35.3% or R$34.5 million, from R$97.7 million for the year ended December 31, 2018, to R$132.2 million for the year ended December 31, 2019. This increase is mainly due to the increase in other accounts payable from R$1.4 million for the year ended December 31, 2018 to R$82.1 million for the year ended December 31, 2019, partially offset by a decrease in our net income from R$71.1 million for the year ended December 31, 2018 to R$38.9 million for the year ended December 31, 2019.

Net Cash Flows (used in) from Investing Activities

The net cash flow used in investment activities was R$58.2 million in the year ended December 31, 2020 compared to the net cash flow used in investment activities of R$648.0 million in the year ended on December 31, 2019, representing a variation of 109.0% (R$706.2 million). This variation is due to: (i) a decrease in the amount of financial investments; and (ii) an increase in the redemption of financial investments linked to acquisitions in the period.

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

Net Cash Flows (used in) from Financing Activities

We recorded cash flow from financing activities of R$545.3 million during the year ended December 31, 2019 compared to cash flow used in financing activities of R$146.7 million during the year ended December 31, 2020. This variation is mainly due to the proceeds from the IPO held on the New York Stock Exchange (NYSE) in 2019.

Net cash flow used in financing activities of R$54.0 million during the year ended December 31, 2018 compared to cash flow from financing activities of R$545.3 million during the year ended December 31, 2019. This variation is mainly due to the net proceeds of R$ 784 million from our initial public offering held on the New York Stock Exchange (NYSE) in June 2019.

Indebtedness

The table below sets forth our material loans and financing as of the dates indicated:

Loans	Interest	Effective rate	Maturity date	Outstanding Balance
				2020	2019	2018
				(in millions of R$)
BNDES	TJLP + 1.67% p.a.	6.893% a.a.	02/15/2021	10.1	31.1	57.5
BNDES	TJLP + 1.96% p.a.	7.188% p.a.	03/15/2022	23.8	30.9	44.5
BNDES	TJLP + 1.00 p.a.	7.120% p.a.	-	-	-	0.5
BNDES	TLP + IPCA + 3.10% p.a. + Spread 1.37% p.a.	7.873% p.a.	12/15/2027	262.0	147.6	146.6
Itaú	TJLP + 7.20% p.a.	12.653% p.a.	-	-	0.2	0.8
Total				295.9	209.8	250.0
Current liabilities				69.7	40.9	40.7
Non-current liabilities				226.2	168.9	209.3

The following summaries set forth the main terms of our outstanding loan and financing agreements.

BNDES Financing

On October 28, 2014, our subsidiary Linx Sistemas e Consultoria Ltda., or Linx Sistemas, entered into a credit facility with BNDES in the aggregate principal amount of R$102.8 million, for which we are the Guarantor. Repayment is scheduled for 48 successive monthly installments, with the first installment of principal due after March 15, 2017 and final maturity scheduled for February 15, 2021. Interest on this credit facility accrues at the TJLP interest rate plus 1.67% per year. The proceeds of this credit facility were used for investments by Linx Sistemas in research, development, marketing, training and consulting within the scope of the BNDES Program for the Development of the National Software and Information Technology Services – BNDES PROSOFT, as well as for the acquisition of necessary equipment in Brazil within the scope of the Financing Program for the Production and Marketing of Machinery and Equipment (Programa de Financiamento à Produção e Comercialização de Máquinas e Equipamentos), or the FINAME program. As of December 31, 2020, the outstanding balance under this agreement totaled R$10.1 million.

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

In the event that we do not comply with the specified ratios, Linx Sistemas is required to provide, subject to a remediation period of 180 days, collateral in the amount equal to at least 130% of the outstanding balance of this credit facility.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, our management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, while the Company was not in compliance with the Net debt/EBITDA ratio set forth above, as the Company was in compliance with the other two ratios, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. Pursuant to the respective contractual amendment, the Company is not considered in default with BNDES in case of non-achievement of the agreed economic and financial indicators for the year 2020.

BNDES Financing

On December 11, 2015, our subsidiary Linx Sistemas entered into a credit facility with BNDES in the aggregate principal amount of R$54.0 million, for which we are the Guarantor. Repayment is scheduled for 48 successive monthly installments, with the final maturity scheduled for March 15, 2022. Interest on this credit facility accrues at the TJLP interest rate plus 1.96% per year and the terms governing the facility substantially reflect those of BNDES Financing I. The proceeds of this credit facility were used for investments by Linx Sistemas in research, development, marketing, training and consulting within the scope of the BNDES PROSOFT. As of December 31, 2020, the outstanding balance under this agreement totaled R$23.8 million.

During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

i.	General Indebtedness / total assets: equal or less than 60%;

ii.	Net debt / EBITDA: equal or less than 2.0;

iii.	EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indexes above, the following definitions and criteria should be adopted:

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current 66 liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

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

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, our management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, while the Company was not in compliance with the Net debt/EBITDA ratio set forth above, as the Company was in compliance with the other two ratios, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. Pursuant to the respective contractual amendment, the Company is not considered in default with BNDES in case of non-achievement of the agreed economic and financial indicators for the year 2020.

BNDES Financing

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

From time to time, our management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. Pursuant to the respective contractual amendment, the Company is not considered in default with BNDES in case of non-achievement of the agreed economic and financial indicators for the year 2020.

Capital Expenditures

In the years ended December 31, 2020, 2019 and 2018, our capital expenditures (defined as acquisitions of intangible assets and property and equipment) totaled R$125.2 million, R$98.5 million, R$82.8 million, respectively. Our capital expenditures primarily relate to capitalized research and development expenses and computer equipment. The table below sets forth our capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$)
Acquisitions of intangible assets	80.8	79.7	57.7
Property and equipment	44.4	18.8	18.8
Total capital expenditures	125.2	98.5	82.8

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

Research and development is the primary component of our capital expenditures, given its strategic importance in the technology sector in which we operate. The table below sets forth our research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$)
Research and development	111.1	93.1	73.5

Research and development (R&D) expenses increased by 19.3%, from R$93.1 million in the year ended December 31, 2019 to R$111.1 million in the same period of 2020. As a percentage of net operating income, R&D expenses increased from 11.8% in the year ended December 31, 2019 to 12.7% in the same period of 2020. This increase is largely related to the intensified investment in the R&D to enhance the portfolio of new offers mainly from Linx Digital and Linx Pay Hub. It is worth noting that these effects were partially offset by the cash preservation initiatives adopted by the Company as of Mar/20

Research and development (R&D) expenses increased by 26.6%, from R$73.5 million in the year ended December 31, 2018 to R$93.1 million in the same period of 2019. As a percentage of net operating income, R&D expenses increased from 10.7% in the year ended December 31, 2018 to 11.8% in the same period of 2019. Such increase is mainly due to the consolidation of the acquired companies in the period as mentioned above. In the last year, we also intensified the investments in R&D to enhance the portfolio of new offerings primarily connected to Linx Digital and financial services (Linx Pay Hub).

For the years ended December 31, 2020, 2019 and 2018, we capitalized R$30.8 million, R$43.9 million and R$41.6 million, respectively, of our research and development expenses primarily in relation to expenses we incurred in connection with the development of our omni-channel retail products and services.

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

D. Trend Information

Also in March 2020, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the COVID-19 pandemic. The principal items of this plan are listed below:

•	the creation of a Opportunities Committee (previously called Crisis Committee) to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

•	prioritize the health and safety of our employees;

•	requiring home office for all employees who made an international trip and recently returned to the countries where they are based, thereby respecting the quarantine period recommended by physicians;

•	the suspension or postponement of national and international business trips; and

•	requiring staggered home office rotation for all employees as of March 16, 2020 in order to reduce the amount of personnel in our offices as a strategy to mitigate the risk of virus transmission.

In late January 2021, Brazil started its nation-wide vaccination program, although as of the date of this annual report there are still not enough vaccines for the entire population and some cities and states have had their schedules delayed, be it due to logistical issues and/or corruption investigations, there is still no solid expectation as to when there will be enough immunized people for all the protective measures to be suspended.

As of the date of this annual report, we had not been materially adversely impacted by the spread of COVID-19. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures or the relaxation of existing protective measures, it is not possible to predict the effect on the economic activities of our clients and suppliers. Furthermore, we cannot predict the measures to be adopted by governments in Brazil and other Latin American countries in which the Company operates. Therefore, it is impossible to estimate the impact the COVID-19 pandemic will have on the global economy and on our business.

In the current scenario, we believe that the negative impacts from the COVID-19 pandemic will be partially offset considering that approximately 80% of our revenues are based on monthly subscription fees generated by the use of management software and integrated services. Furthermore, we are well capitalized. The migration of solutions to the cloud environment in recent years also offers resilience to the Company, since our clients access virtually all of these solutions remotely.

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

E. Off-Balance Sheet Arrangements

We have unrecognized contractual commitments on December 31, 2020, related to acquisition of services and technologies, that will be recorded in the coming periods according to contractual conditions. Such unrecognized contractual commitments amounted to R$5.3 million. In the subsequent period (January 1, 2021 and April 19, 2021), the Company signed other contracts that added up to commitments of approximately R$100.4 million.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

•	Long-term debt obligations

•	Capital (finance) lease obligations

•	Operating Lease obligations

•	Purchase obligations

•	Other long-term liabilities reflected on the company’s balance sheet under the GAAP of the primary financial statements.

Transaction Type	Up to 1 year	Up to 2 years	From 3 to 5 years	More than 5 years	Total (1)
Suppliers	49.7	-	-	-	49.7
Loans and financing	69.8	-	116.8	109.4	296.0
Leasing	29.8	-	54.3	47.7	131.3
Payables from acquisition of subsidiaries -	41.8	17.7	5.0	-	64.5
Earn Outs
Payables from acquisition of subsidiaries -	14.7	16.1	10.6	-	41.5
Retained Installments
Payables from acquisition of subsidiaries -	1.4	0.5	-	-	2.0
Other
Accounts payable merchants	250.6	-	-	-	250.6
Other liabilities	5.6	1.8	4.4	-	11.8
	463.0	36.2	191.0	157.1	847.4

____________________

(1)	Amounts do not consider post-employment benefits due to the indefinite nature of their term. Post-employment benefits added up to a total of R$1.6 million as of December 31, 2020.

G. Safe Harbor

See “Introduction—Cautionary Statement with Respect to Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

Our management is composed of a board of directors and executive officers. With one exception, all of our directors and officers are residents of Brazil. The rights and responsibilities of our directors and executive officers are governed by the Brazilian Corporate Law, the Novo Mercado Regulations and our bylaws. In addition, our current code of ethics was approved by our board of directors in 2019, reviewed by the board of directors in 2020, and governs our board of directors, executive officers, employees and suppliers of goods and services.

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

As of the date of this annual report and in accordance with our bylaws, our board members do not have specific assignments or individual powers, except that the chairman is entitled to call and preside over board meetings and has a casting vote in the event of a draw. In the absence of the chairman, the vice chairman will perform such powers. We also do not currently have mechanisms to assess members of our board of directors or of our committees. In accordance with the Brazilian Corporate Law and as provided in our bylaws, our directors cannot be involved in any corporate transaction in which they have a conflict of interest with us, unless they discuss the nature and extent of their interest with the other directors in a meeting that is on the record and abstain from voting in any resolution on the matter. Nevertheless, all transactions entered into between our administrators and the company must be on reasonable and equitable terms, identical to those prevailing in the market or in typical agreements with third parties.

The following table sets forth the name, date of birth, position and most recent election date of each of the members of our board of directors. The term of each member of our board of directors will expire on the date of the annual meeting of our shareholders on April 30, 2021, which will approve the Company’s account referred to social year of 2020 and appoint new members of our board of directors and committees.

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

Election of Members of our Board of Directors

According to the Novo Mercado Regulations, at least two or 20%, whichever is greater, of the members of our board of directors must be independent directors. As defined in the Novo Mercado Regulations, an independent director cannot: (1) be a controlling shareholder, spouse or a second-degree or closer relative of a controlling shareholder; (2) have the exercise of its voting power at board meetings bound by any shareholders agreement on matters relating to our company; (3) have been an employee or director of our company, of a controlling shareholder or of an entity controlled by our company during the previous three years; (4) have been a supplier or purchaser, directly or indirectly, of services and/or products of our company to a degree that would compromise his or her independence; (5) have been an employee or manager of a company controlled by the same parent company as ours, or a subsidiary of Linx, to a degree that such relationship would compromise his or her independence; or (6) have received any compensation from our company beyond payment for service as a director, excluding dividends from share ownership to a degree that would compromise his or her independence. Currently, João Cox and Roger de Barbosa Ingold serve as our independent directors.

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

Our executive officers are responsible for administering and managing our business, including, among others, the following, as set out in our organizational documents:

•	complying with and enforcing our bylaws and resolutions of our board of directors and general shareholders’ meetings;

•	submitting annually to our board of directors a management report and accounts, together with the report of our independent auditors and the proposed allocation of profits earned in the previous year;

•	proposing to our board of directors our and our subsidiaries’ annual and multi-annual budgets, strategic plans, expansion projects and investment programs;

•	deciding any matter not within the exclusive competence of the general meeting or the board of directors;

•	deciding on the (1) expansion or reduction of floors at the current address of the company’s headquarters, and (2) opening, closing or changing of addresses of our branches;

•	establishing the specifics of our profit sharing program, including participants and amounts involved; and

•	preparing annual and interim financial statements for our audit committee and our board of directors.

•	The following are the executive officers of Linx S.A. as of the date of this annual report:

Name	Date of Birth	Position	Election Date	Date of Expiration of Term
Alberto Menache	September 29, 1973	Chief Executive Officer	April 16, 2021	April 16, 2023
Antonio Ramatis Fernandes Rodrigues	December 27, 1961	Chief Financial Officer and Investor Relations Officer	April 16, 2021	April 16, 2023
Jean Carlo Klaumann	Februrary 25, 1975	Vice-President of Linx Digital	April 16, 2021	April 16, 2023
Gilsinei Valcir Hansen	July 2, 1973	Vice-President of Linx Core	April 16, 2021	April 16, 2023
Flávio Mambreu Menezes	February 27, 1971	Vice-President of Human Resources, Marketing and Facilities	April 16, 2021	April 16, 2023
Denis Nieto Piovezan	June 27, 1975	Vice-President	April 16, 2021	April 16, 2023

____________________

(1)	All executive officers were in office in 2020 and were reelected by the Board of Directors' Meeting held on April 16, 2021.

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

Jean Carlo Klaumann. Mr. Klaumann is our Vice-President of Operations. He has 25 years of experience in the ERP industry, having worked for companies such as IFS, PeopleSoft Inc. and TOTVS S.A. Mr. Klaumann began working at the Linx Group in 2011. He holds a barchelor’s degree in marketing, a graduate degree in business management and an international executive MBA from FIA-USP.

Gilsinei Valcir Hansen. Mr. Hansen is our Vice-President of Operations. He has more than 25 years of experience in the software industry and has vast experience in research and development, having worked at companies such as Datasul and TOTVS S.A. Mr. Hansen holds a barchelor´s degree in business management and graduate degrees in production engineering and marketing from the Universidade da Região de Joinville. He also holds MBA in marketing and communication from the Universidade do Desenvolvimento do Estado de Santa Catarina.

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

The tables below set forth the breakdown of our executive compensation by type for the year ended December 31, 2020:

	For the Year Ended December 31, 2020
	Salary	Benefits	Variable Compensation	Share-Based Compensation	Total
Executive officers.	39.0%	1.5%	26.5%	32.9%	100%
Board of directors	66.7%	0.0%	0.0%	33.3%	100%
Fiscal council	100%	0.0%	0.0%	0.0%	100%

	For the Year Ended December 31, 2020
	Board of Directors	Executive Officers	Fiscal Council	Total
	(in R$, unless otherwise indicated)

Number of members	5.0	6.1	6.0	17.1

Fixed compensation:
Salary	816,000	7,481,086	333,000	8,630,086
Direct and indirect benefits	—	291,188	—	291,188
Variable compensation:
Bonus	—	5,083,891	—	5,083,891
Share-based compensation	408,000	6,304,000	—	6,712,000
Total compensation	1,224,000	19,160,166	333,000	20,717,166

Bonus Compensation

Our annual bonus compensation enables us to compensate our executives in both the short- to long-term based on the achievement of proposed goals. The amount, timing and recipients of bonus compensation are determined by our board of directors.

Share-Based Compensation

Stock Option and Restricted Share Plans

Our stock plans, or Plans, were approved at our general shareholders’ meetings held on December 4, 2012, April 27, 2016 and January 23, 2019. As of December 31, 2019, 716,173 stock options and 3,699,594 restricted shares have been granted but not yet exercised under the Stock Option and Restricted Shares Plans As of December 31, 2020, 285,247 stock options and 1,662,070 restricted shares have been granted but not yet exercised under the Stock Option and Restricted Shares Plans.

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

Beneficiaries

The board of directors may approve, pursuant to the Plans, annually or at any other time it deems appropriate, stock option programs and deferred stock option programs, or the Programs, Programs, and establish the beneficiaries, or Participants, the number of stock options and/or deferred stock options to be granted, the calculation of the strike price, the distribution of stock options and/or deferred stock options among the Participants, as well as the term and other specific rules of each Program, subject to the general terms and conditions established in the Plans. Our directors, senior executives and other key employees are eligible to participate in the Plans. The total number of our common shares issued or which may be issued under our Plans may not exceed 5% of our total capital stock as of the date of the approval of the respective Program under the Plans.

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

If the abovementioned metrics are achieved, our management will be eligible to receive in the aggregate over a five-year period a total of up to 1.2 million shares issued by us. Based on a strike price of the last grant made by us on January 22, 2019 (R$28.31), total compensation under the ILP program corresponds to an aggregate R$34 million. The restricted shares issued under the ILP Program may only vest upon the achievement of the annual metrics established under the program, and will be divided among six of our executives over a five-year period. The first lock-up period will expire in December 2021, while the last lock-up period will expire in December 2025.

Insurance

We have obtained insurance coverage with Zurich Minas Brasil Seguros S.A. and Fairfax Brasil Seguros Corporativos S.A. to protect our directors and officers against civil liabilities incurred by them while exercising their corporate functions during the coverage period. Under the terms of this insurance policy, the insurer will cover up to R$100 million in damages as determined by judicial or arbitral decisions as well as private settlements approved by the insurer. The insurance policy currently in effect expires on August 30, 2021 and excludes coverage for damages resulting from willful misconduct, fraud or severe negligence on the part of our directors and officers.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each member of the board of directors and board of executive officers has served in such office, see “—A. Directors and Senior Management.”

Fiscal Council

Under the Brazilian Corporate Law, the fiscal council (conselho fiscal) is an optional, non-permanent corporate governance body that, if constituted, must be independent from a company’s management and its external independent auditors. As such, it may not include members of the board of directors or executive officers or their spouses or relatives. In addition, a company’s fiscal council may not include employees of that company or of it’s subsidiaries.

The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report its findings to shareholders. Members of a company’s fiscal council are entitled to at least 10% of the average compensation paid to that company’s executive officers, excluding benefits, representation fees and profit sharing.

Under the Brazilian Corporate Law, a non-permanent fiscal council must be installed at a shareholders’ meeting upon the request of shareholders representing at least 10% of our outstanding Common Shares, and its term ends at the first annual shareholders meeting following its creation. The request to establish a fiscal council can be submitted during any shareholders’ meeting, at which time the elections of members of the fiscal council would occur. As prescribed by CVM Instruction No. 324, dated January 19, 2000, the threshold to trigger installation of the fiscal council may vary from 2% to 8% of the total voting capital stock. Taking into consideration our current capital, shareholders representing 2% of our voting capital stock may request the installation of the fiscal council.

According to our bylaws, our fiscal council may consist of three members and an equal number of alternates, all of whom must be residents of Brazil.

The following table sets forth the name, position, election date and term of expiration for each member of our fiscal council, which has been elected at our annual general shareholders’ meeting held on April 30, 2020.

Name	Date of Birth	Position	Election Date	Date of Expiration of Term (1)
Flávio Cesar Maia Luz	July 27, 1951	Member	April 30, 2020	April 30, 2021
João Adamo Junior	December 29, 1969	Member	April 30, 2020	April 30, 2021
Marcelo Amaral Morães	July 10, 1967	Member	April 30, 2020	April 30, 2021

____________________

The installation and composition of the Fiscal Council is subject to the deliberation of any Shareholders’ Meeting in which shareholders representing the minimum required threshold request for its instalation.

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

João Adamo Junior. Mr. Adamo Junior holds a barchelor’s degree in law from Faculdade de Direito do Largo São Francisco, a barchelor´s degree in business management from FGV-EAESP, and has a master’s degree in Philosophy from PUC-SP. He served as Head of Structured Products at Deutsche Bank, was the founder of the Maxblue DTVM joint venture between Deutsche Bank and Banco do Brasil, where he served as CEO and member of the Board of Directors. Mr. Adamo Junior also served as an executive in the financial products department at     the Swiss bank UBS, in which he was the responsible for the integration of Banco Pactual with the UBS global platform. Since 2007, he has been active in the asset management market, starting at Vision Brazil Investments and afterwards serving as an officer and member of the executive committee of Mainstay Asset Management, and member of Net´s fiscal council. He also participated in other boards of directors, such as Aceco TI and, since 2015, he serves as a member of Klabin SA´s fiscal council. Mr. Adamo Junior was chief financial officer and now serves in Cruz Vermelha – SP´s board of directors, with effective action in the battle against the COVID-19 pandemic in 2020.

Marcelo Amaral Morães. Mr. Morães serves as Vale S.A.’s chairman since 2004, he is a member of CPFL Energia S.A.´s board of directors since 2017, as a member of GOL Linhas Aéreas Inteligentes S.A.’s fiscal council since 2018, as a member of Linx S.A.´s fiscal council since 2018 and as a member of Ultrapar Participações S.A.´s fiscal council since 2019. He served as chairman of AcecoTI S.A.’s Fiscal Council (2016-2018) and member of Eternit S.A.´s board of directors (2016-2018), among other positions in other boards of directors. He served as an executive officer of Capital Dynamics in Brazil (2012-2015) and was a partner and executive officer at the Stratus Group (2006-2010), as well as an investment manager at Bradespar (2000-2006) and manager in the departments of corporate finance, mergers & acquisitions and capital markets at Banco Bozano, Simonsen (1995-2000). At ABVCAP, Mr. Morães served as a member of the deliberative council (2010-2011), coordinator of the executive infrastructure committee (2010-2012) and coordinator of the ABVCAP’s funds working group on the institutional investors committee (2014). Mr. Morães holds a barchelor´s degree in Economics from FEA-UFRJ, a master’s degree in business management from COPPEAD-UFRJ and a postgraduate degree in corporate law and arbitration from FGV-EASP.

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

Pedro Jaime Cervatti. Mr. Cervatti is a member of the board of directors and the chairman of the risk and audit committee of Grupo Boticário since 2014; member of the board of directors and the chairman of the risk and audit committee of Guararapes Painéis S.A. since December 2020; member of the finance, risk and audit committee of Química Amparo/Ypê since 2018; member of risk and audit committee of the D-100 Varejo Farma S.A. since September 2020; member of risk and audit committee of the Hidrovias S.A since December 2020. Mr. Cervatti has also been a senior consultant in the accounting offices of Contabilizei Contabilidade e Contabilizei Tecnologia since 2017. He previously also served as a member of the advisory board AMCHAM – Paraná from 2011 to 2018. Mr. Cervatti started his career as an independent auditor in 1978 and in 1993 he became an audit partner at KPMG Auditores Independentes, being COO from 2011 to 2014, and where he remained until his retirement in 2014. Mr. Cervatti was also a professor of accounting in the MBA programs of IBMEC Curitiba, from 1996 to 2006, and IBMEC São Paulo in 2017. From 2006 to 2015, he was a professor in the MBA program at Estação Business School in Curitiba, where he taught financial accounting, as well as corporate governance and risk management. Mr. Cervatti is a certified member of the IBGC’s board of directors and fiscal council. He holds bachelor’s degrees in business administration and accounting from Faculdades Ítalo-Brasileira. He also holds a pos-graduated in accounting from the PUC - Pontifícia Universidade Católica of São Paulo.’’’.

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

The following are the members of our strategy committee as of the date of this annual report:

Name	Date of Birth	Position	Election Date	Date of Expiration of Term
Roger de Barbosa Ingold	June 8, 1958	Chairman	April 26, 2020	April 26, 2021
Alberto Menache	September 29, 1973	Member	April 26, 2020	April 26, 2021
Nércio José Monteiro Fernandes	March 25, 1963	Member	April 26, 2020	April 26, 2021

D. Employees

The table below sets forth the number of our employees by primary category of activity and geographic location as of the dates indicated:

	As of December 31, 2020
	Technical	Administrative	Management	Total
Argentina	100	9	13	122
Brazil
Aparecida de Goiânia	38	7	4	49
Bauru	82	7	2	91
Bebedouro	118	16	6	140
Belo Horizonte	159	21	5	185
Blumenau	122	8	4	134
Brusque	110	15	10	135
Campinas	64	12	4	80
Cascavel	191	16	12	219
Florianópolis	59	11	2	72
Fortaleza	28	4	3	35
Garça	50	5	7	62
Joinville	134	22	7	163
Jundiaí	26	3	7	36
Manaus	19	4	0	23
Porto Alegre	422	33	32	487
Recife	104	8	11	123
Rio de Janeiro	53	15	5	73
São Paulo	934	468	169	1,571
Uberlândia	86	8	4	98
Chile	5	1	0	6
Mexico	25	4	4	33
Peru	1	0	0	1
Total	2,930	697	311	3,938

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

During 2020, we focused our efforts on implementing the new culture, which included dissemination to all employees throughout the first half and activities with leaders throughout the second half, resulting in the definition of action plans within the areas for accelerate our cultural evolution. We launched the Escola de Líderes (School of Leaders), which is our program for the continuous development of our leadership based on the new culture #soulinx, we revisited the performance evaluation processes, which started to evaluate the cultural fit of our employees in relation to the new values of culture, in addition to the reformulation of the interview books to ensure the attraction and selection of new employees adhering to this culture.

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

E. Share Ownership

The table below sets forth the share ownership of our directors and officers as of the date of this annual report:

Name	Position	Number of Common Shares Owned	% of Common Shares Owned
Nércio José Monteiro Fernandes	Chairman of the board of directors	8,656,395	4.57%
Alberto Menache	Vice-chairman of the board of directors and chief executive officer	7,443,525	3.93%
Alon Dayan	Member of the board of directors	5,498,988	2.90%
Flavio Mambreu Menezes.	Vice-President of Marketing and Human Resources	185,455	0.10%
Gilsinei Valcir Hansen.	Vice-President of Linx Core	127,703	0.07%
Jean Carlo Klaumann.	Vice-President of Linx Digital	107,618	0.05%
Dênis Nieto Piovezan	Vice-President of Linx Pay Hub	54,471	0.03%
João Cox.	Member of the board of directors	18,809	0.01%
Antonio Ramatis Fernandes Rodrigues	Chief Financial Officer and Investor Relations Officer	14,500	0.01%
Roger de Barbosa Ingold	Member of the board of directors	8,508	0.00%
Flávio Cesar Maia Luz	Member of our fiscal council	0	0.00%
João Adamo Junior	Member of our fiscal council	0	0.00%
Marcelo Amaral Morães	Member of our fiscal council	0	0.00%

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below presents information relating to the beneficial ownership of our Common Shares (including in the form of ADSs) by (1) each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; (2) each of our executive officers and directors individually; and (3) all of our executive officers and directors as a group, in each case as of March 31, 2021.

The number of Common Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares held by that person.

The percentage of outstanding Common Shares is computed on the basis of 189,408,960 Common Shares outstanding as of March 31, 2021. Common Shares that a person has the right to acquire within 60 days of March 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers directors as a group.

Shareholder	Number of Common Shares	Total Common Shares (%)
5% Shareholders
STNE Participações S.A.	28,910,500	15.26
Morgan Stanley	13,417,368	7.09
Goldman Sachs	10,081,350	5.32
PSquared Master Asset Management AG	10,056,100	5.31
Atmos Capital Gestão de Recursos Ltda	10,014,800	5.29
Absolute Gestão de Investimentos Ltda	9,703.700	5.12
Other Shareholders
Other Shareholders	85,109,170	44.93
Executive Officers and Directors
Nércio José Monteiro Fernandes	8,656,395	4.57
Alberto Menache	7,443,525	3.93
Alon Dayan	5,498,988	2.90
Flavio Mambreu Menezes	*	–
Gilsinei Valcir Hansen.	*	–
Jean Carlo Klaumann.	*	–
Dênis Nieto Piovezan	*	–
João Cox	*	–
Antonio Ramatis Fernandes Rodrigues	*	–
Roger de Barbosa Ingold	*	–
Flávio Cesar Maia Luz	–	–
João Adamo Junior	–	–
Marcelo Amaral Morães	–	–
All executive officers and directors as a group (13 persons)
All executive officers and directors as a group	22,115,972	11.68
Total	189,408,960	100.0

*Represents less than 1% of Common Shares outstanding.

Founding Shareholders’ Agreement

On July 30, 2014, we entered into a shareholders’ agreement, or the founding block shareholders’ agreement, with Nércio José Fernandes, Alberto Menache, Alon Dayan and Daniel Mayo, or the founding shareholders, which is currently in effect and provides for certain restrictions on voting rights of members of our board of directors, based on Article 118, Paragraph 9 of Brazilian Corporate Law.

The founding block shareholders’ agreement was amended on September 17, 2018. The founding shareholders agreed to exercise their right to vote at our general meetings, and/or to have their representatives exercise their right to vote in unison and in accordance with such founding block shareholders’ agreement. Furthermore, if any of Nércio José Fernandes, Alberto Menache or Alon Dayan would like to assign, transfer, contribute to the capital of another company, or promise to sell all or some of their shares, or any rights inherent to them, to third parties, they should communicate their respective intention in writing to the other founding shareholders. Accordingly, each and any of Nércio José Fernandes, Alberto Menache or Alon Dayan will have a preemptive right to acquire such shares, on the same terms as the other mentioned founding shareholders. Such preemptive right will be exercised proportionally to each of the founding shareholders interest stake, and prior to any required notification pursuant to any other shareholder agreement.

Founding Shareholders’ and StoneCo’s Vote Commitment

On August 11, 2020, we entered into a vote commitment and assumption of obligations’ agreement with the founding block shareholders’ agreement, StoneCo and certain StoneCo subsidiaries, and incorporated by reference hereto as Exhibit 4.08. The vote commitment agreement was amended on November 27, 2020, and incorporated by reference hereto as Exhibit 4.09. The founding shareholders agreed to take the necessary steps to exercise their voting rights to approve and consummate the merger with StoneCo, subject to the applicable legal provisions, and in order to ensure exclusivity to StoneCo for the consummation of the merger transaction or any similar transaction. The vote commitment also sets forth certain restrictions on the ability of the founding shareholders to sell their Common Shares

B. Related Party Transactions

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

Any transaction regarding The Related Parties Policy between the Company or its subsidiaries must be examined by Audit Committee (i) in the period of 1 (one) year reaches the amount up to R$10,000,000.00 (ten million reais); or (ii) it is relevant due to its characteristics, the Related Party with the Company, and/or the extent of the Related Party’s interest in the transaction and must submit the potential transaction for prior review by the Audit Committee, as defined in item 4.2 of the Policy.

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

Liquidity and Capital Reserves—Indebtedness.” In June 2019, as part of our initial public offering, BNDES Participações S.A. sold their entire equity interest in the Company. As a result, they are no longer a related party and we have not recorded these credit facilities as related party transactions as of and for the year ended December 31, 2019.

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

A. Consolidated Statements and Other Financial Information

See “Item 3 Key Information—A. Selected Financial Data” and “Item 17. Financial Statements.”

Legal and Administrative Proceedings

We are a party to certain judicial and administrative proceedings arising during the normal course of our business, including tax, labor and civil proceedings. As of December 31, 2020, our contingencies classified as probable losses (excluding those of acquired companies) totaled R$11.4 million in respect of or relating to tax, labor and civil proceedings, which we fully provisioned. In addition, we provisioned R$17.5 million in respect of potential risks relating to tax, labor and social security matters that we identified during due diligence we performed in connection with the acquisitions.

Our contingencies classified as possible and remote losses (including those of acquired companies and outsourced employees) totaled approximately R$75.8 million, for which we did not record any provisions.

Our provisions are based on the evaluations of our legal counsel with respect to each contingency and take into consideration the contingent liabilities deemed probable losses (excluding those of acquired companies, as explained above) by our external and internal counsel, the values of which have fully accrued.

Civil

As of December 31, 2020, we and our subsidiaries were parties to 464 civil lawsuits (164 as plaintiffs), which generally related to compensation claims, contract termination and credit recovery under judicial restructure and bankruptcy.

As of December 31, 2020, we were a defendant in 64 legal proceedings classified as probable losses. Based on the opinion of our legal counsel, considering the evolution of each proceeding, we recorded provisions for civil contingencies classified as probable losses in the aggregate amount of R$2.4 million as of December 31, 2020.

Tax

As of December 31, 2020, we and our subsidiaries were involved in approximately 95 administrative or judicial proceedings (32 as plaintiffs) principally related to federal tax offsets that have not been approved or that were partially approved by the relevant authorities.

Based on the opinion of our legal counsel, we and our subsidiaries recorded provisions for our tax contingencies as of December 31, 2020, in an aggregate amount of R$13.9 million, given that we are defendants in administrative tax proceedings in which the risk of loss was classified as probable.

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

Labor

As of December 31, 2020, we and our subsidiaries were party to 104 administrative or legal proceedings, mostly related to overtime, additional night pay, salary differences and differences in severance pay, among others.

As of December 31, 2020, we were a party to 57 labor claims classified as probable losses, for which we recorded a provision in the aggregate amount of R$12.6 million (as adjusted based on the INPC index).

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

Dividends and Dividend Policy

The table below sets forth our historical dividend payments made in the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018
	(in R$ thousands, unless otherwise indicated)
Net income (loss)	(80,074)	38,876	71,055
Dividends declared and interest on equity over net income for the period (%)	–	51.4%	56.29%
Net income in relation to shareholders’ equity (%)	(4.9%)	2.17%	6.72%
Total dividends declared and interest on equity	–	20,000	40,000
Profit retention	(80,074)	18,876	31,055
Date of the retention approval	–	April 30, 2020	April 24, 2019

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

A. Offer and Listing Details

Our Common Shares are listed on the B3 under the symbol “LINX3.” ADSs representing our Common Shares trade on the NYSE under the symbol “LINX.” On December 31, 2020, there were 175,693,223 Common Shares issued and outstanding (excluding 13,715,737 Common Shares held in treasury), and there were 8,961,798 ADSs outstanding, representing 5.1% of our outstanding Common Shares.

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

Trading on the B3

Trading on the B3 is conducted every business day between 10:00 a.m. and 6:00 p.m. time in Brazil on an automated system known as Megabolsa.

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

Our bylaws were last amended on April 30, 2020.

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

Capital Stock

As of the date of this annual report, the book value of our capital stock was R$645.4 million, consisting of 189,408,960 Common Shares outstanding without par value (including 8.202.898 Common Shares underlying the ADSs).

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

In cases involving (1) our merger into or consolidation with another company, or (2) our participation in a corporate group (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdrawal rights if our shares:

•	are “liquid,” meaning they are part of the B3 Index or other stock exchange index (as defined by the CVM), and

•	are widely held, such that our founding shareholders or their affiliates hold less than 50% of our shares.

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

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, we are required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and

•	provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

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

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on equity and treat those payments as deductible expense, for purposes of calculating Brazilian corporate income tax and social contribution on net profits as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50% of net profits (after the deduction of social contribution on net profits and before taking into account the provision for corporate income tax and the amount attributable to shareholders as interest on equity) related to the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made .

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

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the Brazilian stock exchange (including the organized over-the-counter market) are :

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4,373/14 of the Brazilian Monetary Council, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•	subject to income tax at a rate of 15% in any other case, including, arguably, the gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

•	A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

•	Under current law, for transactions taking place outside of the Brazilian stock exchange or the organized over-the-counter market, capital gains recognized by a Non-Resident Holder would be, in principle, subject to income tax in Brazil at progressive rates from 15% to 22.5% or 25%, if such Non-Resident Holder is resident or domiciled in a Low or Nil Tax Jurisdiction. The rates mentioned above would apply unless a lower rate is provided for in an applicable tax treaty between Brazil and the country where the non-resident holder is domiciled.

•	Law No. 13,259 of March 16, 2016 determined the new progressive taxation method over capital gains mentioned above that has been in force since January 1, 2017. Capital gains are subject to income tax based on the following rates:

(i)	15% on any capital gain not exceeding R$5,000,000.00;

(ii)	17.5% on the portion of the capital gain between R$5,000,000.00 and R$10,000,000.00;

(iii)	20% on the portion of the capital gain between R$10,000,000.00 and R$30,000,000.00; or

(iv)	22.5% on the portion of the capital gain exceeding R$30,000,000.00.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our Common Shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds our Common Shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

• certain financial institutions;

• dealers or traders in securities that use a mark-to-market method of tax accounting;

• persons holding the Common Shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Common Shares or ADSs;

• persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

• entities classified as partnerships for U.S. federal income tax purposes;

• tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

• persons that own or are deemed to own ten percent or more of our stock (by vote or value);

• persons who acquired our Common Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

• persons holding our Common Shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Common Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Common Shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Common Shares or the ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of our Common Shares or ADSs and is:

• a citizen or individual resident of the United States;

• a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Common Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Common Shares or ADSs in their particular circumstances.

Except as described in “─Passive Foreign Investment Company Rules” below, this discussion assumes that we have not been, and will not become, a PFIC, for any taxable year.

Taxation of Distributions

 Distributions paid on our Common Shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange (where our ADSs are traded). U.S. Holders should consult their tax advisers to determine whether these preferential rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

 The dividend income will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The dividend will be treated as foreign-source income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on the Common Shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder’s gains from the sale or exchange of the Common Shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Bonds Tax and any IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Material Brazilian Tax Considerations”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2020 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held the Common Shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the Common Shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the Common Shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for such taxable year. Similar rules would apply to any distribution received by a U.S. Holder on its Common Shares or ADSs to the extent in excess of 125% of the average of the annual distributions on Common Shares or ADSs received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules. U.S. Holders should consult their tax advisers to determine whether the Company is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC.

 If the Company is a PFIC for any taxable year during which a U.S. Holder owned Common Shares or ADSs, the U.S. Holder will generally be required to file IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our Common Shares or ADSs.

U.S. HOLDERS OF OUR COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

I. Subsidiary Information

For information on subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure,” note 3.2 to our audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 and included in “Item 18. Financial Statements” and Exhibit 8.01 to this annual report.

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

In order to determine our sensitivity to our indebtedness as of December 31, 2019, we analyzed three different scenarios. Based on the TJLP, IPCA, IPC, IGP-M and CDI interest rates in effect on December 31, 2020, the probable scenario for 2020 was determined and two additional scenarios were calculated based on that value, applying variations of 25% and 50%.

We calculated our gross financial expenses for each scenario, taking into account taxes and the timing of maturity for each contract in 2020. Set forth below is the sensitivity analyses as of December 31, 2020.

Consolidated
Operation	As of December 31, 2020	Risk	Scenario I (Probable)	Scenario II (1)	Scenario III (2)
	(in thousands of R$)		(in thousands of R$, except percentages)

Financing – BNDES	295,974	TJLP	13,467	16,841	20,215
Rate subject to changes		increase	4.55%	5,69%	6,83%

Acquisition of companies	10,162	IGPM	2,351	2,940	3,527
Rate subject to changes		increase	23,14%	28,93%	34,71%

Acquisition of companies	944	CDI	18	22	27
Rate subject to changes		increase	1,90%	2,38%	2,85%

Acquisition of companies	21,441	IPCA	969	1,211	1,454
Rate subject to changes		increase	4.52%	5,65%	6,78%

Acquisition of companies	10,325	BRL	537	671	805
Rate subject to changes		depreciation	5,20%	6,50%	7,80%

____________________

(1)	Assumes an increase of the applicable interest rate by 25%.

(2)	Assumes an increase of the applicable interest rate by 50%.

In order to determine the sensitivity of our financial assets to fluctuations in CDI as of December 31, 2020, we analyzed three different scenarios. Scenarios II and III were calculated based on that projection, applying a discount of 25% and 50%, respectively:

Consolidated
Operation	Balance on December 31, 2020	Risk	Scenario I (Probable)	Scenario II (1)	Scenario III (2)
Interest earnings bank deposits	587,245	CDI	1.90%	1.43%	0.95%
Financial revenue		decrease	11,158	8,398	5,579

____________________

(1)	Assumes a decrease of the applicable interest rate by 25%.

(2)	Assumes a decrease of the applicable interest rate by 50%.

Since net financial income represented 4.2% of our net operating revenue in the year ended December 31, 2020, we believe that our profitability would be minimally impacted by a change in the interest rates or inflation.

For more information on risks, see “Item 3. Key Information—D. Risk Factors”.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon acts as our depositary in relation to our ADR program. The principal executive office of BNYM is located at 240 Greenwich Street, New York, New York 10286, United States.

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

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities.

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

Item 15.	[Controls and Procedures][1]

A. Disclosure Controls and Procedures

We assessed the effectiveness of our controls and procedures for financial disclosure and, although there are inherent limitations to the effectiveness of any system of controls, they are planned in order to provide reasonable assurance that the Company will achieve its objectives.

In connection with our assessment of our controls and procedures for financial disclosure for the year ended December 31, 2020, we identified control deficiencies that constitutes material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a ‘‘material weakness’’ is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are detailed in section (b) below.

B.       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS. Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on this criteria, and due to the material weaknesses described below, our management has concluded that our internal control over financial reporting were not effective as of December 31, 2020, although this ineffectiveness has not compromised the consolidated financial statements as of and for December 31, 2020.

Our management reviewed the results of its assessment with our Audit Committee.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

IT General Controls (ITGC)

Our management has identified deficiencies relating to the IT General Controls which, when aggregated, have been classified as a material weakness. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective. Additionally, the Company had ineffective controls related to end-user computing applications, such as spreadsheets, used in its business processes and financial reporting.

Identification and Execution of Controls

Our management has identified deficiencies relating to the lack of identification and execution of certain relevant controls on business and financial reporting processes to prevent or detect material misstatements of the Company’s annual or interim financial statements on a timely basis. See note 2.4, “Losses in the sub-acquision operation,” to our audited consolidated financial statements included elsewhere in this annual report.

Due to the ineffectiveness of certain operational controls related to the sub-acquision operation comprised in the material weaknesses reported above, the losses in the sub-acquisition operation were not identified and addressed on a timely basis to avoid the significant losses recorded.

Plans for Remediation of Material Weaknesses

Our management is actively involved in the development and implementation of efforts for remediation to resolve the material weaknesses that have been identified, and also to identify risks in other areas. The remediation efforts described below have been implemented or are in the process of implementation and are the responsibility of our management.

IT General Controls (ITGC)

We carried out actions to remedy the deficiencies in controls, including improvement of procedures and automation of IT processes, such as:

•	Restrict times during the day to perform maintenance procedures in the production environment of IT systems.

•	Formalize certain configurations in the IT system to allow access and change logs to be created;

•	Improve controls when allowing certain employees to access the Company’s IT systems; and

•	Segregation of the homologation and production environments, "shielding" the environments, restricting access to the production environment to the smallest number of developers necessary.

Our management is in process of promoting the following additional changes in the Company’s ITGC to respond to the deficiencies identified:

•	Continuously improvement of quality through orientations, seminars, training of employees and support to those employees responsible for the controls;

•	Automating certain internal controls that are currently being carried out manually in order to reduce the risk of human errors;

•	Implementing new tools when granting access to certain employees into the Company’s IT systems; and

•	Improving the timely review of the Company’s ITGC matrix, especially when it comes to responding to risk related to the segregation of duties.

Our management recognizes that the actions taken to remedy the material weakness represent an improvement in the mitigation of the risks and in the environment of control of the IT process.

Identification and Execution of Controls

With respect to the remediation of this respective material weakness, we have already implemented the following actions:

•	A survey with control owners, to understand the perceptions and difficulties that they have in the execution and management of the controls and to obtain information for actions of training, and identification of opportunities for improvement, in the Company’s internal controls environment; and

•	Better understanding of the best practices in relation to internal control over financial reporting.

•	Improve regular and continuous accounting and financial reporting training programs

•	Continue the review of the Company’s control matrix;

•	Increase of our accounting and financial reporting staff;

•	Increase in our Internal Controls team, to support the areas in the maintenance and monitoring of controls; and

•	Establish a monthly meeting to the executive board to discuss matters related to internal controls over financial reporting, focusing on topics related to the progress of the remediation plan and status of control testing; and a quarterly meeting to the the audit committee to report the progress.

We do not know at this point the specific timeframe to fully remediate the material weaknesses.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures.

After our initial public offering, we became subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. We have therefore implemented changes in internal control over financial reporting in order to comply with the applicable legal requirements in connection with our new status as a listed company. In this sense, we are working to implement a remediation plan with respect to the material weaknesses reported hereby, which includes the implementation of new processes and procedures, including additional levels of review to improve our internal controls procedures. See “—Material Weaknesses in Internal Control over Financial Reporting.”

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Pedro Jaime Cervatti, a member of our statutory audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of our audit committee under applicable SEC and NYSE rules.

See “Item 6. Directors, Senior Management and Employees— C. Board Practices — Executive Committees —Statutory Audit Committee—Pedro Jaime Cervatti.”

Item 16B.	Code of Ethics

We currently have a code of ethics, approved by our board of directors in 2019, and revised in 2020, that governs our board of directors, executive officers, employees and suppliers of goods and services. Our code of ethics is available at ri.linx.com.br, under the “Corporate Governance—Bylaws and Politices” tab. The information on our website is not incorporated into this annual report.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, acted as our independent registered public accounting firm for the years 2020, 2019 and 2018. The table below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for the years 2020 and 2019 and categorized by service in thousands of reais.

	Year ended December 31,
	2020	2019	2018
	(in millions of reais)

Audit Fees (1)	1,660	4,589	876
Audit-Related Fees (2)	–	105	17
Tax Fees (3)	–	–	57
All Other Fees	–	–	–
Total Fees	1,660	4,694	950

 ____________________

(1)	Audit Fees are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, and the statutory audits of our subsidiaries. Additionally, in Audit Fees includes comfort letter in connection with our initial public offering in June 2019 and consent letters in connection with Stone and TOTVS F4 Fillings.

(2)	Audited-Related Fees refer to the due diligence in connection with certain acquisitions.

(3)	Tax Fees are the fees billed by our independent auditors in connection with tax compliance.

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

On March 9, 2020, we initiated a Share Buyback Program that is still in place until September 9, 2021, and as of the date of this report acquired 4,950,000 of its own shares out of the 8,100,000 shares amount that could have been purchased.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Public Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
03/01/2020 to 03/31/2020	2,000,000	R$22.47	2,000,000	6,100,000
04/01/2020 to 04/30/2020	200,000	R$16.50	2,200,000	5,900,000
05/01/2020 to 05/31/2020	500,000	R$18.34	2,700,000	5,400,000
06/01/2020 to 06/30/2020	2,250,000	R$19.10	4,950,000	3,150,000
07/01/2020 to 07/31/2020	-	-	4,950,000	3,150,000
08/01/2020 to 08/31/2020	-	-	4,950,000	3,150,000
09/01/2020 to 09/30/2020	-	-	4,950,000	3,150,000
10/01/2020 to 10/31/2020	-	-	4,950,000	3,150,000
11/01/2020 to 11/30/2020	-	-	4,950,000	3,150,000
12/01/2020 to 12/31/2020	-	-	4,950,000	3,150,000
01/01/2021 to 01/31/2021	-	-	4,950,000	3,150,000
02/01/2021 to 02/28/2021	-	-	4,950,000	3,150,000
03/01/2021 to 03/31/2021	-	-	4,950,000	3,150,000

Item 16F.	Change In Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, we are required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and

•	provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19.	Exhibits

1.01	Bylaws of the Registrant as currently in effect.
2.01	Form of Deposit Agreement among Linx S.A., The Bank of New York Mellon, as depositary, and the Owners and Holders from time to time of American Depositary Shares issued hereunder, including the form of American Depositary Receipts (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
2.02*	Description of Securities.
4.01	Form of Indemnification Agreement between Linx S.A. and each director and executive officer.
4.02	Amended Founding Block Shareholders' Agreement of Linx S.A. (English translation) (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.03	Linx S.A. 2019 Plan Stock Option Plan and 2019 Restricted Share Plan (English translation) (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.04	Linx Pay Hub 2019 Special Restricted Share Plan (English translation) (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.05	Credit Facility Financing Agreement No. 14.2.0880.1 entered into by and between the Banco Nacional de Desenvolvimento Econômico e Social and Linx Sistemas e Consultoria Ltda. (English translation) (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.06	Credit Facility Financing Agreement No. 15.2.0579.1 entered into by and between the Banco Nacional de Desenvolvimento Econômico e Social and Linx Sistemas e Consultoria Ltda. (English translation) (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.07	Credit Facility Financing Agreement No. 18.2.0547.1 entered into by and between the Banco Nacional de Desenvolvimento Econômico e Social and Linx Sistemas e Consultoria Ltda. (English translation) (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-231796) filed with the SEC on June 13, 2019).
4.08	Vote Commitment and Assumption of Obligation, dated August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo. LTD., DLP Capital LLC, DLPPAR Participações S.A. and, as intervening parties, Linx S.A. and STNE Participações S.A. (incorporated by reference to Exhibit 99.2 from our Form 6-K (file no. 001-38954) filed with the Securities and Exchange Commission on August 13, 2020)
4.09

First Amendment to Vote Commitment and Assumption of Obligation, dated August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo. LTD., DLP Capital LLC, DLPPAR Participações S.A. and, as intervening parties, Linx S.A. and STNE Participações S.A. (incorporated by reference to Exhibit 99.2 from our Form 6-K (file no. 001-38954) filed with the Securities and Exchange Commission on November 30, 2020)

8.01*	List of subsidiaries of the company.
11.01	Code of Ethics.
12.01*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

____________________

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2021	Linx S.A.

/s/ Alberto Menache
Name: Alberto Menache
Title: Chief Executive Officer

/s/ Antonio Ramatis Fernandes Rodrigues
Name: Antonio Ramatis Fernandes Rodrigues
Title: Chief Financial Officer

Linx S.A.

Consolidated financial statements

December 31, 2020

with Independent Auditor’s' Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Linx S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Linx S.A. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

São Paulo, Brazil

April 30, 2021

Linx S.A.

Consolidated statements of financial position

December 31, 2020 and 2019

(In thousands of Reais, unless otherwise indicated)

	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents (Note 5)	45,562	75,898
Financial assets (Note 6)	584,778	902,289
Trade accounts receivable (Note 7)	477,217	276,626
Recoverable taxes (Note 8)	37,702	22,648
Other assets (Note 10)	48,762	22,509
	1,194,021	1,299,970

Non-current assets
Long-term assets
Financial assets (Note 6)	2,467	2,073
Trade accounts receivable (Note 7)	16,100	11,485
Recoverable taxes (Note 8)	4,341	5,166
Deferred taxes (Note 19)	14,891	3,357
Other assets (Note 10)	25,853	26,338
	63,652	48,419

Property, plant and equipment, net (Note 11)	109,057	82,201
Intangible assets, net (note 12)	1,209,948	1,009,314
Right-of-use (Note 13)	101,655	124,039
	1,420,660	1,215,554

	1,484,312	1,263,973

Total assets	2,678,333	2,563,943

Linx S.A.

Consolidated statements of financial position

December 31, 2020 and 2019

(In thousands of Reais, unless otherwise indicated)

	December 31, 2020	December 31, 2019
Liabilities and shareholders' equity
Current liabilities
Suppliers	49,678	24,007
Accounts payable merchants	250,618	80,436
Loans and financing (Note 14)	69,775	40,836
Lease payable(Note 15)	29,382	47,478
Labor liabilities (Note 16)	63,067	51,080
Taxes payable	19,582	23,127
Income tax and social contribution	4,998	3,823
Accounts payable from acquisition of subsidiaries (Note 17)	57,346	43,432
Deferred revenue (Note 18)	23,938	36,360
Dividends payable	60	9,719
Other liabilities (Note 20)	19,482	9,549
	587,926	369,847
Non-current liabilities
Loans and financing (Note 14)	226,199	168,937
Lease payable (Note 15)	76,797	78,604
Labor liabilities (Note 16)	2,687	1,977
Accounts payables from acquisition of subsidiaries (Note 17)	43,440	39,637
Deferred taxes (Note 19)	81,415	84,206
Deferred revenue (Note 18)	2,729	6,434
Provision for contingencies (Note 22)	28,929	19,588
Other liabilities (Note 20)	8,147	4,869
	470,343	404,252
Total liabilities	1,058,269	774,099
Shareholders' equity
Capital (Note 21.1)	645,447	645,447
Capital reserves (Note 21.2)	1,153,554	1,165,605
Treasury shares	(299,856)	(225,954)
Profit reserves	124,134	200,596
Additional dividends proposed	-	10,281
Other comprehensive income (loss)	(3,215)	(6,131)
	1,620,064	1,789,844
Total liabilities and shareholders' equity	2,678,333	2,563,943

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Consolidated statements of income

Year ended December 31, 2020, 2019 and 2018

(In thousands of Reais, unless otherwise indicated)

	December 31, 2020	December 31, 2019	December 31, 2018

Operating revenue (Note 23)	876,377	788,159	685,559

Cost of services rendered (Note 24)	(283,262)	(272,115)	(245,621)

Gross income	593,115	516,044	439,938

Operating income (expenses)
General and administrative (Note 25)	(310,742)	(219,916)	(168,596)
Research and development (Note 12/25)	(111,059)	(93,070)	(73,527)
Selling (Note 25)	(158,927)	(144,735)	(111,008)
Other operating revenue (expenses) (Note 25)	(59,086)	22,787	3,256
	(639,814)	(434,934)	(349,875)

Income (loss) before financial income (loss) and taxes	(46,699)	81,110	90,063

Net financial income (loss)
Financial income (Note 26)	44,678	70,103	50,257
Financial expenses (Note 26)	(81,779)	(87,280)	(48,176)
	(37,101)	(17,177)	2,081

Income (loss) before income tax and social contribution	(83,800)	63,933	92,144

Income tax and social contribution - current (Note 19)	(11,551)	(11,394)	(9,959)
Income tax and social contribution - deferred (Note 19)	15,277	(13,663)	(11,130)
	3,726	(25,057)	(21,089)

Net income (loss) for the year	(80,074)	38,876	71,055

Basic earnings (loss) per share - in Reais (Note 28)	(0.4528)	0.2281	0.4358
Diluted earnings (loss) per share - in Reais (Note 28)	(0.4528)	0.2228	0.4301

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Consolidated statements of comprehensive income

Year ended December 31, 2020, 2019 and 2018

(In thousands of Reais, unless otherwise indicated)

	December 31, 2020	December 31, 2019	December 31, 2018

	(80,074)	38,876	71,055
Net income (loss) for the year

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Accumulated translation adjustments from operations in foreign currency	3,033	(3,364)	(2,437)

Other comprehensive income, not reclassified into profit or loss for the year in subsequent periods
Post-employment benefit	(117)	63	(146)

Total comprehensive income	(77,158)	35,575	68,472

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Consolidated statements of changes in equity

Year ended December 31, 2020, 2019 and 2018

(In thousands of Reais, unless otherwise indicated)

			Capital reserves					Profit reserves
	Capital	Treasury shares	Goodwill in capital subscription	Profit or Loss on the Sale of Treasury Shares	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total
Balances at December 31,2017	486,032	(33,887)	539,571	-	11,548	(37,423)	513,696	7,037	179,100	186,137	-	(247)	18,789	1,170,520
Prior-year adjustments
Effects from the first-time adoption of IFRS 9	-	-	-	-	-	-	-	-	(1,015)	(1,015)	-	-	-	(1,015)
Effects from the first-time adoption of IFRS 15	-	-	-	-	-	-	-	-	(38,542)	(38,542)	-	-	-	(38,542)
Opening balances at 01/01/2018	486,032	(33,887)	539,571	-	11,548	(37,423)	513,696	7,037	139,543	146,580	-	(247)	18,789	1,130,963
Capital increase	2,435	-	-	-	-	-	-	-	-	-	-	-	-	2,435
Repurchase of shares	-	(114,486)	-	-	-	-	-	-	-	-	-	-	-	(114,486)
Approval of additional dividends	-	-	-	-	-	-	-	-	-	-	-	-	(18,789)	(18,789)
Share-based plan	-	-	-	-	4,556	-	4,556	-	-	-	-	-	-	4,556
Post-employment benefit	-	-	-	-	-	-	-	-	-	-	-	(146)	-	(146)
Effect of the adoption of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	-	1,822	1,822	-	-	-	1,822
Accumulated translation adjustment from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	-	(2,437)	-	(2,437)
Net income for the year	-	-	-	-	-	-	-	-	-	-	71,055	-	-	71,055
Additional dividends proposed	-	-	-	-	-	-	-	-	-	-	(22,236)	-	22,236	-
Dividend payment	-	-	-	-	-	-	-	-	-	-	(2,764)	-	-	(2,764)
Interest on own capital	-	-	-	-	-	-	-	-	-	-	(15,000)	-	-	(15,000)
Profit retention	-	-	-	-	-	-	-	-	31,055	31,055	(31,055)	-	-	-
Balances at December 31, 2018	488,467	(148,373)	539,571	-	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209
Capital increase	156,980	-	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill in capital subscription	-	-	682,454	-	-	-	682,454	-	-	-	-	-	-	682,454
Repurchase of shares	-	(77,581)	-	-	-	-	-	-	-	-	-	-	-	(77,581)
Share issue costs	-	-	-	-	-	(58,734)	(58,734)	-	-	-	-	-	-	(58,734)
Approval of additional dividends	-	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Stock option plan	-	-	-	-	23,633	-	23,633	-	-	-	-	-	-	23,633
Post-employment benefit	-	-	-	-	-	-	-	-	-	-	-	63	-	63
Effect of the adoption of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	-	2,263	2,263	-	-	-	2,263
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	-	(3,364)	-	(3,364)
Net income for the year	-	-	-	-	-	-	-	-	-	-	38,876	-	-	38,876
Allocations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional dividends proposed	-	-	-	-	-	-	-	-	-	-	(10,281)	-	10,281	-
Dividend payment	-	-	-	-	-	-	-	-	-	-	(9,719)	-	-	(9,719)
Profit retention	-	-	-	-	-	-	-	-	18,876	18,876	(18,876)	-	-	-
Balances at December 31, 2019	645,447	(225,954)	1,222,025	-	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844
Repurchase of shares	-	(100,373)	-	-	-	-	-	-	-	-	-	-	-	(100,373)
Stock option exercise	-	8,207	-	-	-	-	-	-	-	-	-	-	-	8,207
Stock option plan	-	13,672	-	-	(7,459)	-	(7,459)	-	-	-	-	-	-	6,213
Post-employment benefit		-	-	-	-	-	-					(117)		(117)
Profit or Loss on the Sale of Treasury Shares	-	4,592	-	(4,592)	-	-	(4,592)	-	-	-	-	-	-	-
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	-	3,612	3,612	-	-	-	3,612
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	-	3,033	-	3,033
Loss for the year	-	-	-	-	-	-	-	-	-	-	(80,074)	-	-	(80,074)
Loss retention	-	-	-	-	-	-	-	-	(80,074)	(80,074)	80,074	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(10,281)	(10,281)
Balances at December 31, 2020	645,447	(299,856)	1,222,025	(4,592)	32,278	(96,157)	1,153,554	7,037	117,097	124,134	-	(3,215)	-	1,620,064

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Consolidated statements of cash flows

Year ended December 31, 2020, 2019 and 2018

(In thousands of Reais, unless otherwise indicated)

	Nota	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net income (loss) for the year		(80,074)	38,876	71,055
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:
Depreciation and amortization	11/12/13	157,822	119,660	78,729
Allowance for doubtful accounts	7	5,936	3,360	2,956
Losses (gains) on write-off/disposal of goods		5,700	266	10,310
Addition (reversal) of adjustment to present value		6,802	9,093	(5,266)
Stock option plan		6,213	23,633	4,556
Financial charges		38,576	31,698	17,842
Deferred taxes	19	(15,277)	13,663	11,130
Current taxes	19	11,551	11,394	9,959
Provisions for contingency	22	9,341	2,852	(495)
Other operating revenue		(10,640)	(39,383)	(8,997)
Revenue from interest earning bank deposits		(16,756)	(38,633)	(26,500)
Effect from adoption of hyperinflation		4,136	639	1,163
		203,404	138,242	95,387
Change in operating assets and liabilities:
Trade accounts receivable		(209,723)	(120,332)	(41,938)
Recoverable taxes		(10,757)	6,280	(7,156)
Other credits and judicial deposits		(16,278)	(9,824)	(17,393)
Accounts payable merchants		170,182	78,196	2,215
Suppliers		18,600	7,039	4,022
Labor liabilities		11,795	6,030	3,426
Taxes and contributions payable		(11,825)	7,290	1,891
Deferred revenue		(16,127)	(16,454)	(7,037)
Other accounts payable		(3,678)	4,275	(770)
Income tax and social contribution paid	19	(4,130)	(7,427)	(6,003)
Cash flow generated by operating activities		51,389	132,191	97,699

Cash flows from investment activities
Acquisition of fixed assets		(44,438)	(18,838)	(25,132)
Acquisition of intangible assets		(80,788)	(79,675)	(57,681)
Acquisition of entity, net of cash and cash equivalents acquired		(147,251)	(97,270)	(75,132)
Investment in short-term investments		(740,328)	(1,428,848)	(774,028)
Redemption of interest and interest earning bank deposits		1,071,018	976,584	897,614
Cash flow generated (invested) by investing activities		58,213	(648,047)	(34,359)

Cash flows from financing activities
Additions of loans and financing	14	107,937	-	191,837
Payments of loans and financing	14	(30,345)	(42,174)	(40,851)
Lease payment	15	(57,251)	(18,845)	-
Advances paid for usage rights		-	(6,843)	-
Financial charges paid	14	(13,854)	(16,896)	(9,028)
Payment for the acquisition of subsidiaries	17	(41,109)	(48,093)	(45,878)
Interest on own capital paid		-	-	(15,000)
Treasury shares		(92,166)	(77,581)	(114,486)
Share issuance costs		-	(58,734)	-
Capital contribution from shareholders	21	-	156,980	2,435
Goodwill on subscription of shares	21	-	682,454	-
Dividends paid		(19,940)	(25,000)	(23,000)
Cash flow generated (invested) by financing activities		(146,728)	545,268	(53,971)

Exchange rate change on cash and cash equivalents		6,790	(3,364)	(2,437)
Increase (decrease) in cash and cash equivalents		(30,336)	26,048	6,932

Statement of increase (decrease) in cash and cash equivalents
At the beginning of the year		75,898	49,850	42,918
At end of year		45,562	75,898	49,850

See the accompanying notes to the consolidated financial statements.

Linx S.A.

Notes to the consolidated financial statements

December 31, 2020

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

The consolidated financial statements were prepared and are being presented according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) that evidence all relevant information of their own significant information in financial statements, and only them, are being evidenced and correspond to that used by Management.

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

Some captions for the financial statements for the year ended December 31, 2019 were reclassified to allow comparisons with the financial statements for the year ended December 31, 2020.

The issue of consolidated financial statements was approved by the Board of Directors on April 30, 2021.

2.3.	Covid-19

On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic. Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•	Creation of a Crisis Committee (currently called the Opportunities Committee) to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

•	Suspension or postponement of national and international business trips; and

•	Definition of home office for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

After, the Company took several measures to preserve cash, which involved anticipating and reducing the costs of cloud operations, decelerating the pace of acquisitions, freezing the opening of vacancies or promotions, canceling business trips, reducing purchase orders , cost reduction with third parties and negotiation of office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers (Linx had sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer), assessing future prospects for each business area and reducing dividend distribution related to the 2019 year.

During the second quarter of 2020, Brazil experienced its a intense period of social distancing, including measures to close commercial establishments not linked to essential services, impacting a large part of Linx's customer base.

In the third and fourth quarterly, the measures to close commercial establishments were gradually being reversed. Due to the fact that the pandemic has not yet been completely overcome and there are reflections of the period of social distance, the Company is unable to predict in the countries in which it operates the direct and indirect impacts of the coronavirus on its business, operating results and financial condition. The possible effects in the Company business will depend of the factors evolution as follow:

•	Pandemic duration;

•	Government, business and individual actions that were and continue to be taken in response to the pandemic;

•	The impact of the pandemic on economic activity;

•	The time it will take for economic activity to return to previous levels;

•	The effect above the Company clients and the demand for their products and services;

•	Capacity of the Company clients to pay for the services.

Thus, the Crisis Committee (currently called the Opportunities Committee) created in March continues to operate to monitor the impacts of COVID-19.

Additionally, due to the uncertainty scenario provided by the pandemic, the Company reassessed the main accounting estimates (see details in the respective explanatory notes):

• Evaluation of provision for expected loss: The Company followed the effects of the current economic scenario in the methodology for measuring estimated losses, by updating the expected loss percentages for each range of the portfolio, capturing the estimates of reflexes in default and credit recovery for the next few months;

• Impairment assessment of intangible assets with indefinite useful lives: As mentioned in note 12.1, the Company assessed the recoverability of its assets for its cash-generating units and did not identify the need for a provision for loss in the financial statements for the year ended in December 31, 2020;

• Recoverability of deferred taxes: The recoverability of the balance of deferred tax assets is reviewed at least annually. In the Company's assessment, the scenario impacted by Covid19 did not affect the projections of future taxable profits, allowing the recoverability of credits in the coming years (see note 19.3).

Additionally, the Company assessed the circumstances that could indicate the impairment of its non-financial assets, see note 12.

2.4.	Losses in the sub-acquiring operation

The Company found that its subsidiary, Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), presented unusual operational losses, as a consequence of the cancellation of atypical transactions by third parties in the use of machines sold by a Linx Pay commercial partner.

These atypical operating losses did not come from Linx Core and Linx Digital customers. The Company recognized losses of approximately R$ 39,975 million that were fully accounted for in the fourth quarter of 2020.

Based on the results of the investigations, management will assess the feasibility of obtaining the reimbursement of the losses object of the investigation, as well as any other effects, if any.

Under the terms of the Association Agreement signed with Stone, there is no impact on the business combination due to the identified operational losses.

3.	Summary of significant accounting policies

The accounting policies have been consistently applied to all the periods presented in these consolidated financial statements.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1.	Presentation of segment information

An operating segment is a component of the Company which develops business activities for earn revenues and incur expenses. Operating segments reflect the way the Company’s management reviews financial information for decision-making. The Company’s management identified the operating segments that attend the quantitative and qualitative parameters for disclosure, and represent mainly types of businesses being Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The main services provided for each operating segment correspond to:

Linx Software

•	Enterprise Resource Planning (ERP): It is a software platform developed to integrate several departments of a company, allowing the automation and storage of all business information. The main ERP modules are: Commercial, Industrial, Supply, Management, Logistics, Accounting and Taxation. ERP solutions are developed to adapt to the size and profile of customers according to their needs.

•	Point of Sale (POS): Software solutions for LINX terminals located in each customer's store, where sales occur, looking to adapt the POS profile to each customer, with solutions that look to cover and aggregate all aspects of the company.

•	Customer Relationship Management (CRM): Wide portfolio of CRM applications designed to help customers manage their sales processes more efficiently, integrate marketing and content campaigns with their sales processes more efficiently, and offer high quality services to their customers. They are entirely in the cloud (cloudbased) and focus on allowing retailers to manage and interact directly with their customers.

•	Electronic commerce (e-commerce): Electronic commerce platform (e-commerce), totally integrated with ERP LINX software. E-commerce services consist of (i) receiving wholesale orders and monitoring sales targets (ii) direct sales to the final consumer; and (iii) interactive electronic catalog with information on inventory and prices, among others that are integrated with the ERP system, allowing customers to offer consistent, relevant and personalized cross-channel sales through catalogs, merchandising, marketing, research and guided navigation, personalization, automated recommendations and non-automated customer service (live help).

•	Linx Omni OMS: Offers multichannel purchasing processes that integrate stores, franchises and distribution centers, offering a single channel for customers, which reduces inventory shortages, generates greater consumer traffic and increases sales. The OMS is divided into two modules:

➢	Omni OMS module: Responsible for integrate all systems associated with OMS, such as the retailer's ERP, customer service, logistics, e-commerce platform and mobile device solutions, among others.

➢	Omni in-store module: Allows the store operator to confirm that a customer has placed an order and monitor the necessary steps for shipping and booking the product.

•	Linx Impulse (Search): Search solution that uses machine learning and proprietary algorithms to ensure that consumers find the products they want through ecommerce channels, impacting the clickthrough rate - CTR, conversion rates and revenue per session.

•	Receivables management: Solution that allows the conciliation of the main acquirers and digital portfolios in the market on a single integrated platform.

Linx Pay Meios de Pagamento Ltda and subsidiaries

•	Linx Pay: Sub-acquiring operation. For customers, Linx Pay works as a acquire with attractive rates. For acquires, Linx Pay acts as a distribution channel, increasing the volume of processing;

•	Gateway: Online gateway for payments in electronic commerce (e-commerce);

•	Linx Digital Account: Digital account linked to a prepaid card with Elo card brand, integrated natively to Linx Pay and other business association solutions;

•	QR Linx: QR Code that integrates digital payment applications (electronic wallets) to Linx's retail customers, allowing the acceptance of new forms of payment in an integrated and native way.

3.2.	Consolidation basis

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2020. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee, and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

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

The parent company’s financial statements, financial statements of subsidiaries are recognized under the equity method.

The consolidated financial statements include significant information of Linx S.A. and its subsidiaries, as follows:

	% Interest
	12/31/2020	12/31/2019
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries (*)
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100.00%	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	100.00%	100.00%
Santander Moving Tech RF Referenciado DI CP FI	100.00%	100.00%
Sback Tecnologia da Informação Ltda. (v)	-	100.00%
Linx Pay Meios de Pagamento Ltda.	100.00%	100.00%

Hiper Software S.A.	100.00%	100.00%
SetaDigital Sistemas Gerenciais Ltda. (v)	-	100,00%
Esmeralda Serviços Digitais Ltda. (ii)	100.00%	-
Safira Serviços Digitais Ltda (ii)	100.00%	-
Ametista Serviços Digitais Ltda (ii)	100.00%	-
Diamante Serviços Digitais Ltda (ii)	100.00%	-
RRA Ferreira ME (i)	100.00%	-
CR Sistemas Ltda (iii)	100.00%	-
Mercadapp Soluções em Software Ltda (iv)	100.00%	-

(*) Companies controlled by Linx Sistemas, except Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda which are controlled by Linx Pay.

(i) Subsidiary acquired by Linx Sistemas on February 2, 2020.

(ii) Subsidiary acquired by Linx Pay on January 30, 2020.

(iii) Subsidiary acquired by Linx Sistemas on September 4, 2020.

(iv) Subsidiary acquired by Linx Sistemas on November 13, 2020.

(v) Subsidiaries incorporated by Linx Sistemas during the year 2020.

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): engaged in developing management software for the retail segment, providing technical support, advisory and training and participation in other companies.

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

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area and participation in other companies.

Hiper Software S.A. (“Hiper”): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

Esmeralda Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Safira Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Ametista Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Diamante Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

RRA Ferreira ME. (‘’Neemo”): active in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform.

CR Sistemas Ltda. (‘’Humanus”): active in payroll management software and HCM (Human Capital Management), for medium-sized companies belonging to different sectors of the economy.

Mercadapp Soluções em Software Ltda: specialized in white label platform for online sales solutions for small and medium-sized supermarkets, its solutions for web and delivery platform based on cloud.

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

3.5.	Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on their classification as current or non-current. An asset is classified as current when:

•	It is expected to be carried out, or is intended to be sold or consumed in the normal course of the entity's operating cycle;

•	It is maintained essentially for the purpose of being traded;

•	It is expected to be carried out up to 12 months after the balance sheet date; and

•	It is cash or cash equivalent, unless its exchange or use for settlement of liabilities is prohibited for at least 12 months after the balance sheet date.

All other assets are classified as non-current. A liability is classified as noncurrent when:

•	It is expected to be settled during the entity's normal operating cycle;

•	It is maintained essentially for the purpose of being traded;

•	It must be settled within 12 months after the balance sheet date; and

•	The entity has no unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

The terms of a liability that may, at the option of the counterparty, result in its settlement through the issuance of equity instruments do not affect its classification. The Company classifies all other liabilities as noncurrent.

Deferred tax assets and liabilities are classified in non-current assets and liabilities.

3.6.	Business combinations

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

On acquiring a business, the Company and its subsidiaries assess the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

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

3.7.	Cash and cash equivalents

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

3.8.	Trade accounts receivable

A receivable represents the right of the Company and its subsidiaries to an unconditional consideration (i.e., it is only necessary for a certain time to elapse in order for payment of the consideration to be due), being recognized at face value, deducting present value and provision for expected loss. The amounts to be received from customers abroad are converted at the exchange rate in force on the base date.

3.9.	Income tax and social contribution

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

As permitted by Brazilian tax legislation, the subsidiary Sback Tecnologia da Informação Ltda, Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda, Diamante Serviços Digitais Ltda, RRA Ferreira ME and CR Sistemas Ltda adopts the deemed income taxation method. For these subsidiaries, income tax and social contribution are calculated at the rate of 32% on revenues from services and 100% on financial revenues. The regular rates of the respective tax and contribution apply to these.

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

3.10.	Property, plant and equipment

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

The estimated useful lives for the current and comparative years are shown in the Note 11.

3.11.	Intangible assets and goodwill

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

Intangible assets with defined life are amortized over the economic useful life and valued in relation to impairment whenever there is indication of loss of economic value of the asset. Amortization method and period of an intangible asset with defined life are reviewed at least at the end of each year. Changes in these assets’ estimated useful lives or in expected consumption of future economic benefits are accounted for through changes in amortization method or period, as applicable, and are addressed as changes in bookkeeping. The amortization of intangible assets with defined life is recognized in the statement of income in the category of expense consistent with the use of the intangible assets.

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

3.12.	Impairment loss of non-financial assets

The Management reviews the recoverable value of assets annually in order to assess events or changes in economic, operating, or technological circumstances likely to point out impairment or loss of their recoverable value. These evidences are detected and the net book value exceeded, the recoverable value, a provision for impairment is formed to adjust net book value to recoverable value. The recoverable value of an asset or a particular cash-generating unit is defined as the higher of value in use and net sales value.

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

3.13.	Accounts payable to suppliers

Trade accounts payable are obligations due for assets or services acquired in the normal course of businesses, and are classified as current liabilities if payment is due within one year. Otherwise, accounts payable are presented as non-current liabilities.

They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method.

3.14.	Loans and financing

Loans and financing are initially recognized at the fair value less any transaction costs assignable. After their initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Loans costs

Loans costs directly related to the acquisition, construction or production of an asset that necessarily requires significant time to complete for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other loans costs are recorded as an expense in the period in which they are incurred. Loans costs comprise interest and other costs incurred by the Entity in connection with the loan.

3.15.	Lease liabilities

On the lease start date, the Company and its subsidiaries recognize lease liabilities measured at the present value of lease payments to be made during the lease term. Lease payments include fixed payments (including fixed payments in substance) minus any lease incentives receivable, variable lease payments that depend on an index or rate and expected amounts to be paid under residual value guarantees. Lease payments also include the exercise price of a call option reasonably certain to be exercised by the Company and its subsidiaries, and payment of fines for terminating a lease, if the lease term reflects the Company and its subsidiaries exercising the lease. termination option. Variable lease payments that do not depend on an index or rate are recognized as an expense in the period in which the event or condition determining the payment occurs.

When calculating the present value of lease payments, the Company and its subsidiaries use the incremental loan rate on the lease start date if the interest rate implied by the lease is not easily determinable. After the start date, the amount of the lease liability is increased to reflect the increase in interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a change, a change in the lease term, a change in fixed substance lease payments or a change in the valuation to purchase the underlying asset.

3.16.	Right of use

The Company and its subsidiaries recognize the right-of-use assets on the lease start date (that is, the date on which the underlying asset is available for use). The rights of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of recognized lease liabilities, initial direct costs incurred and lease payments made before or on the start date less lease incentives received. Unless it is reasonably certain that the Company and its subsidiaries obtain ownership of the leased asset at the end of the lease term, the recognized right-to-use assets are depreciated using the straight-line method over the shortest period between the estimated useful life and the term of the lease.

3.17.	Provisions

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or not formalized) as a result of a past event. It is likely that economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. When the Company and its subsidiaries expect the amount of a provision to be reimbursed, in whole or in part, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is practically certain .. The expense related to any provision is shown in the income statement, net of any reimbursement.

If the effect of the time value of the money is significant, the provisions are discounted using a current rate before taxes that reflects, when appropriate, the risks specific to the liability. When a discount is adopted, the increase in the provision due to the passage of time is recognized as a financing cost.

Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to several legal and administrative proceedings. Provisions are set up for all contingencies related to legal proceedings for which it is probable that an outflow of funds will be made to settle the contingency / obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to take into account changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at fair value. Subsequently, it is measured between the higher amount that would be recognized in accordance with the accounting policy for provisions above (IAS 37) or the amount initially recognized less, when applicable, the accumulated amortization recognized in accordance with the recognition policy. revenue.

3.18.	Adjustment to present value of assets and liabilities

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

3.19.	Revenue from contract with customer

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

3.20.	Capital

Common shares

Additional costs directly attributable to the issue of shares and share options are recognized as reducers from shareholders' equity. Tax effects related to the costs of these transactions are calculated in accordance with IAS 12.

3.21.	Transactions involving share-based payment

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

The effect of dilution of outstanding options is reflected as dilution of additional share in the calculation of the diluted earnings per share.

3.22.	Employee benefits

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

3.23.	Financial revenues and expenses

Financial revenues comprise basically interest of financial assets and discounts obtained. Financial expenses comprise basically bank fees, commercial discounts, exchange rate change and interest on loans. Interest is recognized in the income (loss) for the period using the effective interest rate methodology.

3.24.	Foreign currency translation

Consolidated financial statements are presented in Real (R$), parent company’s functional currency. Each Company’s entity determines its own functional currency, and in those in which functional currency is different from real, the financial statements are translated into real as of closing date, in accordance with IAS 21 – Effects of changes in foreign exchange rate and translation of financial statements, except for Napse S.R.L, which follows IAS 29 - Accounting for Hyperinflationary Economies.

3.25.	IAS 29 Adoption of the accounting and reporting standard in highly hyperinflationary economy

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

3.26.	Statement of cash flow

Statements of cash flows were prepared and presented in accordance with the Technical Pronouncement IAS 7 - Statement of Cash Flows.

Paid interest is classified as financing cash flow in the Statement of Cash Flow, as it represents financial funds raising costs.

In the years ended December 31, 2020 and 2019 he following transactions did not affect the cash.

	12/31/2020	12/31/2019

Acquisition of computers, furniture and facilities included in suppliers payable	2,465	2,419
Acquisition of software and software developed included in suppliers payable	3,713	380

3.27.	New or reviewed pronouncements with first-time adoption in 2020

The Company and its subsidiaries adopted for the first time certain standards which are valid for annual period beginning on January 1st, 2020 or after that date. The Company and its subsidiaries decided not to adopt in advance any other standard, interpretation and amendments that have been issued, but are not yet effective.

Standards and amended standards
Amendments to IFRS 3	In October 2018, the IASB issued changes to the definition of business in IFRS 3 to help entities determine whether an acquired set of activities and assets consists of or not in a business.
Conceptual Framework	This review presents new concepts on presentation, measurement and disclosure, updated the definition of assets and liabilities as well as the criteria for recognition and derecognition of assets and liabilities in the financial statements.

Amendments to IAS 1 and IAS 8	Aligns the definition of “material omission” or “materially distorted disclosure” in all standards and clarifies certain aspects of the definition.
Amendments to IAS 39, IFRS 7 and IFRS 9	It addresses the reform of interest rates used as market benchmarks, which will be finalized in future periods.
Amendment to IFRS 16	It grants the lessee an exemption from assessing whether a lease concession related to COVID-19 is a lease modification or not.

The Company and its subsidiaries did not identify relevant impacts as a result of the standards and interpretations that were issued.

3.28.	New standards, amendments and interpretations of issued standards that did not become effective

At the date these financial statements were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's financial statements were issued are set out below:

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17	Insurance contracts	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 e IFRS 16) Phase 2	Reform of the Reference Interest Rate with treatment of changes in cash flows, hedge accounting requirements and disclosures	January 1, 2021

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4.	Business combination

4.1.	Acquisition of PinPag

On January 30, 2020, Linx Pay Meios de Pagamentos Ltda., wholly-owned subsidiary of Linx S.A., acquired 100% of the share capital of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais and Diamante Serviços Digitais Ltda. (“PinPag”), which operate in the payment segment as sub-acquiring and payment facilitators, also acting as a banking correspondent for certain banks to carry out their activities. The main motivation for the acquisition of the companies reinforces its strategy of expanding offers, services and products for means of payment, representing an important growth opportunity for the Company.

The price was R$ 200,000 and the price adjusted by the probability of reaching the contingent consideration was R$ 160,916, to be paid as follows:

(i) R$ 125,000 paid when the contract is closed;

(ii) R$ 10,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 5,000 retained installments;

(iv) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 60,000 (fair value in December 31, 2020 is of R$ 20,916), as follows:

Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year:

o	2021 - R$ 12,586; and

o	2022 - R$ 8,330.

Purchase consideration
Amount paid in cash	125,000
Amount paid on the acquisition of shares	10,000
Amount retained installments	5,000
Fair value of contingent consideration (Earn-out)	20,916
Total consideration	160,916

Analysis of cash flow from the acquisition
Amount paid in cash	125,000
Net cash acquired from subsidiary	(11,396)
Cash flow from investment activities	113,604

4.2.	Acquisition of Neemo

On February 02, 2020, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of RRA Ferreira - ME. (“Neemo”), which focuses on developing platforms and applications for retailers. The main motivation for the acquisition is to reinforce it is cross selling strategy that aims to encourage the customer to complement their initial purchase, representing an important growth opportunity for the Company.

The price was R$ 22,425 and the price adjusted by the probability of reaching the contingent consideration was R$ 20,363, to be paid as follows:

(i) R$ 14,880 paid when the contract is closed;

(ii) R$ 1,500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,500 retained installments;

(iv) R$ 1,195 that will be paid in thirty-three equal installments;

(v) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 3,350 (fair value in December 31, 2020 is of R$ 1,288), as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o	2020 – R$ 350, paid on September 2, 2020;

o	2021 – R$ 644;

o	2022 – R$ 189;

o	2023 – R$ 105.

Purchase consideration
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Amount retained installments	1,500
Amount complementary installments	1,195
Fair value of contingent consideration (Earn-out)	1,288
Total adjusted consideration	20,363

Analysis of cash flow from the acquisition
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Net cash acquired from subsidiary	(75)
Cash flow from investment activities	16,305

4.3.	Acquisition of CR Sistemas (Humanus)

On September 4, 2020, Linx Sistemas e Consultoria Ltda., a wholly owned subsidiary of Linx S.A., acquired 100% of the capital stock of CR Sistemas Ltda. (“Humanus”), subsidiary that provides payroll management and HCM software to medium-sized entities belonging to different sectors of the economy. The main motivation for the acquisition is to strengthen the back-office solutions of its end-to-end platform considering the high labor intensity in retail and the greater demand for people management tools. The transaction also reinforces the possibility of accelerating the penetration of Linx's Digital Account and future credit offers.

The price was R$18,994 and the price adjusted by the probability of reaching the contingent consideration was R$ 17,899, to be paid as follows:

(i) R$ 12,374 paid when the contract is closed;

(ii) R$ 900 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 3,000 retained installments;

(iv) R$ 320 to be paid in sixteen equal installments;

(v) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 2,400 (fair value in December 31, 2020 is of R$ 1,305), as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o	2022 – R$ 1,254;

o	2023 – R$ 30;

o	2024 – R$ 21;

Purchase consideration
Amount paid in cash	12,374
Amount to be paid on the acquisition of shares	900
Amount retained installments	3,000
Amount complementary installments	320
Fair value of contingent consideration (Earn-out)	1,305
Total adjusted consideration	17,899

Analysis of cash flow from the acquisition
Amount paid in cash	12,374
Net cash acquired from subsidiary	(954)
Cash flow from investment activities	11,420

4.4.	Acquisition of Mercadapp

On November 13, 2020, Linx Sistemas e Consultoria Ltda., A wholly owned subsidiary of Linx SA, acquired 100% of the share capital of Mercadapp Soluções em Software Ltda, providing a white label platform for online sales solutions for small and medium supermarkets postage. Its web platform and delivery solutions are cloud-based, and its business model is based on recurring revenue (SaaS), combined with one transaction charge. The transaction reinforces the cross-sell strategy with the end-to-end platform already offered by Linx, encompassing different opportunities in Linx Core, Linx Digital and Linx Pay.

The price was R$10,500 and the price adjusted by the probability of reaching the contingent consideration was R$ 9,791 to be paid as follows:

(i) R$ 6,500 paid when the contract is closed;

(ii) R$ 500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,000 retained installments;

(iv) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 2,500 (fair value in December 31, 2020 is of R$ 1,791), as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o	2021 – R$ 758;

o	2022 – R$ 885;

o	2023 – R$ 148;

Purchase consideration
Amount paid in cash	6,500
Amount to be paid on the acquisition of shares	500
Amount retained installments	1,000
Fair value of contingent consideration (Earn-out)	1,791
Total adjusted consideration	9,791

Analysis of cash flow from the acquisition
Amount paid in cash	6,500
Net cash acquired from subsidiary	(573)
Cash flow from investment activities	5,927

4.5.	Measurement of business combination

Pursuant to IFRS 3 (R) – Business Combination, the measurement period can not exceed one year from the acquisition date, and therefore, until the allocation of the acquired assets and goodwill is concluded, preliminary values subject to change must be disclosed. The acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree and shares issued in exchange for control of the acquiree.

Amount recognized on acquisition	PinPag	Neemo	Humanus	Mercadapp	Total

Current Assets	19,747	320	3,501	640	24,208
Cash and cash equivalents	11,396	75	954	579	13,004
Trade accounts receivable	-	226	512	61	799
Other receivables	8,351	19	2,035	-	10,405

Non-current assets	75,817	9,739	3,833	3,802	93,191

Software (*)	10,210	2,139	3,072	2,821	18,242
Customer portfolio (*)	43,583	7,534	578	940	52,635
Brand	11,823	-	-	-	11,823
Immobilized	10,168	66	93	41	10,368
Intangible	33	-	90	-	123

Current liabilities	22,618	241	487	155	23,501
Suppliers	807	38	19	29	893
Labor obligations	187	91	421	86	785
Taxes payable	1,847	112	44	31	2,034
Other liabilities	19,777	-	3	9	19,789

Non-current liabilities	-	-	4,225	269	4,494
Other payables	-	-	4,225	269	4,494

Fair value of acquired assets	95,564	10,059	7,334	4,442	117,399
Fair value of liabilities assumed	22,618	241	4,712	424	27,995
Total net identifiable assets	72,946	9,818	2,622	4,018	89,404

Consideration (**)	160,916	20,363	17,899	9,791	208,969

Goodwill on the transaction	87,970	10,545	15,277	5,773	119,565

(*) Allocation of identificable assets

(**) AVP net fair value.

4.6. Assets acquired and liabilities assumed

On the date of completion of the preparation of these consolidated financial information, the Company is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed of the acquired companies in fiscal year 2020. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information of the facts, not exceeding the maximum period of 12 months from the acquisition date.

Preliminary goodwill totaling to R$ 119,565 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits. (see note 12 – handling)

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 59,413 and pre-tax income of R$ 16,342

5.	Cash and cash equivalents

	12/31/2020	12/31/2019

Cash and banks - denominated in the R$	25,334	50,526
Cash and banks - in foreign currency	9,831	17,448
Short-term financial assets (*)	10,397	7,924
Total (**)	45,562	75,898

(*) In the periods ended December 31, 2020 and December 31, 2019, there were no investments in foreign currency.

(**) The amounts presented include R$ 14,291 (R$ 9,502 on December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Short-term financial investments refer mainly to the Interbank Deposit Certificate (CDI) remunerated at the rate of 54.51%.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 27.

6.	Financial assets

Type	Name	Date of investment	Maturity	Index / Average yield rate	12/31/2020	12/31/2019

Domestic currency
Fund	Retail Renda Fixa Crédito Privado (***)	12/21/2018	Indefinite	(****)	454,751	774,257
Fund	Moving Tech Renda Fixa (***)	03/24/2020	Indefinite	(****)	102,231	100,136
Options	Box Options	02/28/2020	05/31/2021	106.44%	13,458	16,901
Fixed income	Others (*)	05/20/2019	09/01/2025	102.86%	16,805	9,034
Total domestic currency					587,245	900,328

Foreign currency
Other	Time Deposit	12/12/2019	02/10/2020	-	-	4,034
Total foreign currency					-	4,034

Total (**)					587,245	904,362

	Current assets				584,778	902,289
	Non-current assets				2,467	2,073

(*) The amounts presented include R$ 3,461 in financial investments pledged as collateral in Linx Pay Meios de Pagamentos Ltda operations and its subsidiaries

(**) The amounts presented include R$ 10.970 (R$ 9,007 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

(***) Represents the amount invested in the fund's quota.

(****) The indices of the securities that make up the portfolio of this fund are disclosed in the following table.

Below is the opening of the exclusive fund portfolio:

Name	Type	Code	Average	12/31/2020 Net value
Retail Renda Fixa Crédito Privado	Fixed Income	LTN Over	PRE	172,403
Retail Renda Fixa Crédito Privado	Fixed Income	LFT	SELIC	282,348
Moving Tech Renda Fixa	Investment fund	Other founds	PRE	71,835
Moving Tech Renda Fixa	Fixed Income	LFT	SELIC	30,396
Total (*)				556,982

Name	Type	Code	Average	12/31/2019 Net value

Retail Renda Fixa Crédito Privado	Fixed Income	LF	CDI D 105,5%	151,396
Retail Renda Fixa Crédito Privado	Fixed Income	LFS Eligible	CDI D 108,75%	5,541
Retail Renda Fixa Crédito Privado	Fixed Income	LFT	SELIC	120,333
Retail Renda Fixa Crédito Privado	Fixed Income	LTN Over	PRE	26,021
Retail Renda Fixa Crédito Privado	Investment fund	Other founds	-	470,966
Moving Tech Renda Fixa	Investment fund	Other founds	-	50,124
Moving Tech Renda Fixa	Fixed Income	LFT	SELIC	50,012
Total				874,393

(*) Represents the fund portfolio.

Management’s policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 27.

7.	Trade accounts receivable

	12/31/2020	12/31/2019
Trade notes receivable:
Falling due	463,378	248,411
Overdue	25,633	27,243
	489,011	275,654

Trade notes receivable - abroad:
Falling due	8,395	12,247
Overdue	5,995	4,978
	14,390	17,225

Total (*)	503,401	292,879

(-) Estimated losses with doubtful accounts	(9,296)	(3,360)
(-) Adjustment to present value	(788)	(1,408)
	493,317	288,111

Current assets	477,217	276,626
Non-current assets	16,100	11,485

(*) The amounts presented include R$ 291,071 (R$ 96,026 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

Following is the net securities for the provision for losses and adjustment to present value:

	12/31/2020		12/31/2019
	Duplicates receivable	Provision for losses	Duplicates receivable	Provision for losses

Falling due	471,773	(66)	260,658	(29)
Overdue (days):
1–30	9,363	(71)	18,978	(229)
31–60	4,700	(98)	2,375	(85)
61–90	4,268	(128)	3,870	(207)
91–180	5,435	(1,071)	4,684	(496)
More than 181	7,862	(7,862)	2,314	(2,314)
	503,401	(9,296)	292,879	(3,360)

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

The changes in this provision in the consolidated is shown as follows:

Changes in doubtful accounts	12/31/2020	12/31/2019

Opening balance	(3,360)	(4,215)
Addition of provision	(10,168)	(5,551)
Use/reversal	4,232	6,406
Closing balance	(9,296)	(3,360)

8.	Recoverable taxes

	12/31/2020	12/31/2019

IR and CSLL to be recovered or withholding	33,279	20,263
ICMS	4,372	5,242
PIS and COFINS	1,320	1,367
Other (*)	3,072	942
	42,043	27,814

Current assets	37,702	22,648
Non-current assets	4,341	5,166

(*) It corresponds substantially to the recoverable balance of the software promotion law in the amount of R$ 1,018 (R$ 628 on December 31, 2019) of the company Napse.

9.	Related parties

9.1.	Remuneration of key management personnel

Total key management personnel remuneration (8 administrators in 2020 and 2019,) for the periods ended December 31, 2020 and 2019 are summarized as follows:

	12/31/2020	12/31/2019
Short-term employee benefits
Payment of Directors’ fees	10,665	10,774
Share-based payments	5,805	19,794
	16,470	30,568

10.	Other receivables

	12/31/2020	12/31/2019

Advance to employees, vacation and 13th salary	14,054	16,706
Retentions for contingencies – Acquired (*)	15,184	13,193
Prepaid expenses - Services	12,737	7,464
Refunds with partners (**)	12,496	-
Refunds with business associate	9,698	-
Advance to suppliers	3,587	6,141
Other (***)	6,859	5,343
Total	74,615	48,847

Current assets	48,762	22,509
Non-current assets	25,853	26,338

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse, Millennium and Hiper, according to acquisition contracts.

(**) Related the refunds with business associate on sub-acquiring operation of the Linx Pay Meios de Pagamento Ltda.

(***) These amounts include other receivables and guarantee deposits from Napse in the value of R$ 2,636 (R$ 3,527 as of December 31, 2019)

11.	Property, plant and equipment

	Residual
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Asset under development	Real Estate	Land and others	Total
Net value 12/31/2019	21,611	4,308	9,629	19,668	23,433	-	2,546	1,006	82,201

Balance on 12/31/2020
Cost	117,051	8,179	9,919	23,830	44,144	998	3,350	1,006	208,477
Accumulated depreciation	(58,901)	(4,098)	(3,668)	(9,719)	(22,097)	-	(937)	-	(99,420)
Net value (*)	58,150	4,081	6,251	14,111	22,047	998	2,413	1,006	109,057

(*) The amounts presented include R$ 31,028 (R$ 4,449 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries

Transactions in property, plant and equipment balances are described below:

	Cost
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Asset under development	Real Estate	Land and others	Total

Balance on 12/31/2018	44,908	9,580	14,420	35,179	37,887	-	3,350	1,006	146,330
Addition	13,000	1,729	1,452	1,551	1,256	2,267	-	2	21,257
Addition - acquisition	1,001	-	666	403	454	-	-	-	2,524
IAS 29	179	10	15	-	652	-	-	-	856
Write-offs	(818)	(1,574)	(106)	(323)	(560)	-	-	(2)	(3,383)
Transfers	-	-	-	-	2,267	(2,267)	-	-	-
Balance on 12/31/2019	58,270	9,745	16,447	36,810	41,956	-	3,350	1,006	167,584
Addition (*)	38,801	1,694	1,667	3,009	2,754	998	-	-	48,923
Addition - acquisition	15,621	84	163	49	16	-	-	-	15,933
IAS 29 (**)	(573)	(36)	(23)	(21)	(96)	-	-	-	(749)
Write-offs	(5,016)	(3,333)	(4,224)	(10,667)	(36)	-	-	-	(23,276)
Transfers	9,937	13	(4,145)	(5,344)	(371)	-	-	-	90
Foreign exchange	11	12	34	(6)	(79)	-	-	-	(28)
Balance on 12/31/2020	117,051	8,179	9,919	23,830	44,144	998	3,350	1,006	208,477

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities on the amount of R$ 44,446.

(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

	Accumulated depreciation
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Real Estate	Total

Balance on 12/31/2018	(31,381)	(4,772)	(5,341)	(13,949)	(15,945)	(669)	(72,057)
Addition	(5,541)	(1,811)	(1,316)	(3,220)	(2,701)	(135)	(14,724)
Addition - acquisition	(414)	-	(178)	(96)	(41)	-	(729)
Write-offs	677	1,146	17	123	164	-	2,127
Balance on 12/31/2019	(36,659)	(5,437)	(6,818)	(17,142)	(18,523)	(804)	(85,383)
Addition (*)	(15,560)	(1,601)	(1,578)	(3,875)	(3,239)	(133)	(25,986)
Addition - acquisition	(5,420)	(74)	(56)	(12)	(7)	-	(5,569)
Write-offs	4,228	3,021	3,419	7,272	36	-	17,976
Transfers	(5,461)	2	1,395	4,040	(390)	-	(414)
Foreign exchange	(29)	(9)	(30)	(2)	26	-	(44)
Balance on 12/31/2020	(58,901)	(4,098)	(3,668)	(9,719)	(22,097)	(937)	(99,420)

Annual depreciation rate	20%	20%	10%	10%	10%	4%

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2020 and 2019, growth perspectives and operating income (loss) for the years ended December 31, 2020 and 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 12.1. Additionally, for the base date of December 31, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss. .

12.	Intangible

	Residual
	Software (i)	Software development (ii)	Software developed (iii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Goodwill	Other	Total
Balance on 12/31/2019	47,187	22,729	38,989	12,455	41,162	39,471	79,761	727,558	2	1,009,314

Balance on 12/31/2020
Cost	96,380	32,789	248,638	32,521	58,042	162,593	210,944	847,486	2	1,689,395
Accumulated amortization	(60,169)	-	(177,477)	(11,999)	(8,323)	(118,836)	(102,643)	-	-	(479,447)
Net value (*)	36,211	32,789	71,161	20,522	49,719	43,757	108,301	847,486	2	1,209,948

(*) The amounts presented include R$ 167,683 (R$ 9,841 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

Transactions in intangible asset balances are described below:

	Cost
	Software (i)	Software development (ii)	Software developed (iii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Goodwill	Other	Total

Balance on 12/31/2018	66,883	15,633	157,837	8,786	46,188	129,377	137,177	607,446	3	1,169,330
Addition	28,316	7,096	31,017	11,783	-	-	-	1,843	-	80,055
Addition – acquisition	1,165	-	-	-	11	-	-	-	-	1,176
Business combination	-	-	-	-	-	14,358	21,182	118,269	-	153,809
IAS 29	768	-	-	-	-	-	-	-	-	768
Write-offs	(1,852)	-	-	-	-	-	(91)	-	(1)	(1,944)
Balance on 12/31/2019	95,280	22,729	188,854	20,569	46,199	143,735	158,268	727,558	2	1,403,194
Addition (*)	10,201	24,703	36,621	11,955	-	-	667	355	-	84,502
Addition – acquisition	110	-	-	-	20	-	-	-	-	130
Business combination (**)	-	-	-	-	11,823	18,242	52,635	119,565	-	202,265
IAS 29 (***)	225	-	-	-	-	-	-	-	-	225
Write-offs	(263)	(150)	(14)	(3)	-	-	-	-	-	(430)
Transfers	(8,693)	(14,493)	23,177	-	-	616	(626)	8	-	(11)
Foreign Exchange	(480)	-	-	-	-	-	-	-	-	(480)
Balance on 12/31/2020	96,380	32,789	248,638	32,521	58,042	162,593	210,944	847,486	2	1,689,395

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

(*) In the cash flow statement, only additions that had a cash disbursement in the amount of R$ 80,778 are considered as investment activities
(**) Amounts related to goodwill, customer portfolio, brands and technology in the acquisitions of the companies PinPag, Neemo, Humanus and Mercadapp in fiscal year 2020

(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

	Accumulated amortization
	Software (i)	Software developed (ii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Total

Balance on 12/31/2018	(35,370)	(121,663)	(4,728)	(4,076)	(90,404)	(63,455)	(319,696)
Addition	(14,030)	(28,202)	(3,386)	(961)	(13,860)	(15,052)	(75,491)
Addition - acquisition	(450)	-	-	-	-	-	(450)
Write-offs	1,757	-	-	-	-	-	1,757
Balance on 12/31/2019	(48,093)	(149,865)	(8,114)	(5,037)	(104,264)	(78,507)	(393,880)

Addition	(12,894)	(27,621)	(3,886)	(3,286)	(14,572)	(24,136)	(86,395)
Addition - acquisition	(7)	-	-	-	-	-	(7)
Write-offs	-	9	1	-	-	-	10
Transfers	531	-	-	-	-	-	531
Foreign exchange	294	-	-	-	-	-	294
Balance on 12/31/2020	(60,169)	(177,477)	(11,999)	(8,323)	(118,836)	(102,643)	(479,447)

Annual rate of amortization	10–20%	33%	33%	10–20%	10–20%	20–50%

(i) Software purchased for use by company employees and software development routines

(ii) Software development under an innovation process that has already been commercialized

12.1.	Goodwill impairment testing

The Company and its subsidiaries evaluated the recovery of the book value of goodwill using the concept of the value in use, using the discounted cash flow methodology.

The goodwill balance is recorded in the Linx Software and Linx Pay Meios de Pagamento Ltda segments and its subsidiaries, which consider the cash generating unit in which the goodwill is evaluated for recoverable value testing purposes. The process of determining the value in use involved the use of assumptions, judgments and estimates about cash flows, such as revenue growth rates, costs and expenses, estimates of future investments and working capital, and discount rates. The assumptions about growth projections, cash flow was based on management estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average capital cost rate (Weighted Average Capital Costs - CCMP).

Consistent with the economic evaluation techniques, the evaluation of the value in use was carried out for a period of 5 years, and from then on, considering the perpetuity of the premises in view of the ability to continue the business indefinitely. The Administration considered it appropriate to use the 5-year period based on its past experience in preparing the projections of its cash flow. This understanding is in accordance with IAS 36 - Reduction of recoverable asset value.

The growth rate used to extrapolate the projections beyond the 5-year period was 3.5% in 2020 (5.5% in 2019) for the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries, which refers to the growth of perpetuity corresponding to the long-term inflation expectation of the BCB (Central Bank of Brazil) plus 1% real growth. The estimated future cash flows were discounted at the discount rate before taxes of 11.78% in 2020 (13.69% in 2019), for Linx Software and 15.33% in 2020 for Linx Pay Meios de Pagamento Ltda and its subsidiaries, also in nominal amounts.

The annual inflation rate for the projected flow period was 3.00% in 2020 (3.52% in 2019) for the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries.

The key assumptions were based on the historical performance of the Company and its subsidiaries and on reasonable and substantiated macroeconomic assumptions based on financial market projections, documented and approved by the Company's Management.

Based on the annual recovery test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements of December 31, 2020 and 2019, growth prospects and operating results during the years ended December 31, 2020 and 2019, no losses or indications of losses were identified, since the value in use is greater than the net book value at the date of the evaluation.

The calculation of the value in use is mainly impacted by the following assumptions:

Revenue growth: Linx Software's revenue is based on observing the historical behavior of each revenue line, as well as trends based on market analysis. The revenue projections refer between the lines of non-recurring lines (consulting in implementation and royalties for the use of their licenses), and recurring (contractual - referring to the collection of maintenance fee of systems with annual adjustment forecast).

The revenue of Linx Pay Meios de Pagamento Ltda and its subsidiaries is based on financial transaction intermediation services between acquirers and financial institutions.

The segments considered an annual growth between 8% and 14% for Linx Software and 22% and 37% for Linx Pay Meios de Pagamento Ltda for the next 5 years.

The costs of the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries come from expenses with development and implementation of systems and expenses with connectivity

Volume the Capex: CAPEX investment needs have been designed in line with historical indices and sufficient to support the growth of operations.

Discount rates: risk assessment in the current market. The calculation of the discount rate is based on company-specific circumstances and is derived from:

Weighted average capital costs (CCMP): which takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company's investors. The cost of debt is based on interest income financing that the Company and its subsidiaries are required to honor.

Financial asset pricing model (CAPM): which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return of the market and the expected return of a theoretically risk-free asset

12.2.	Software development

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

In the year ended December 31, 2020, the amount of R$ 111,059 (R$ 93,070 on December 31, 2019) was recognized in income (loss) in the consolidated financial statements, and was related to research and maintenance of the developed software.

13.	Right of use

	Right of use	Equipment	Cloud (*)	Total
Balance on January 1, 2019	90,924	872	10,394	102,190
Addition	14,269	4,629	54,099	72,997
Amortization	(10,895)	(284)	(18,266)	(29,445)
Write-offs	(20,816)	(37)	(850)	(21,703)
Balance on 12/31/2019	73,482	5,180	45,377	124,039
Addition (***)	19,403	-	4,213	23,616
Amortization (**)	(12,864)	(1,009)	(31,568)	(45,441)
Write-offs	(384)	-	-	(384)
Exchange variation	(175)	-	-	(175)
Balance on 12/31/2020	79,462	4,171	18,022	101,655

(*) Rental of cloud space

(**) Average annual depreciation rate 10 to 33%

(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 502 on December 31, 2020

14.	Loans and financing

Type	Charges	Effective rate	Maturity	Covenants	12/31/2020	12/31/2019

Loan - BNDES	IPCA + 3.10% p.a. + Spread 1.37% p.a	7.873% p.a.	12/15/2027	14.1 (a)	262,036	147,585
Loan - BNDES	TJLP + 1.67% p.a.	6.705% p.a.	02/15/2021	14.2 (b)	10,118	31,078
Loan - BNDES	TJLP + 1.96% p.a.	7.000% p.a.	03/15/2022	14.3 (c)	23,820	30,945
Loan - Itaú	TJLP + 7.20% p.a.	12.464% p.a.	-		-	165
					295,974	209,773

Current liabilities					69,775	40,836
Non-current liabilities					226,199	168,937

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

Period	12/31/2020	12/31/2019

2021	-	39,216
2022	43,804	24,474
2023	36,479	21,043
2024	36,479	21,043
2025	36,479	21,043
2026	36,479	21,043
2027	36,479	21,075
	226,199	168,937

Changes are shown below:

	12/31/2020	12/31/2019

Previous balance	209,773	249,982
Funds from acquisition of subsidiaries	-	443
Loan and financing inflows	107,937	-
Financial charges	22,463	18,418
Financial charges paid	(13,854)	(16,896)
Payments of loans and financing	(30,345)	(42,174)
Total	295,974	209,773

14.1.	Covenants

(a)	BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i)	General Indebtedness / total assets: equal or less than 60%;

(ii)	Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

•	General indebtedness: Total current and non-current liabilities;

•	Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

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

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. According to the additive, the Company is not considered delinquent before BNDES in case of non-achievement of the contractually established economic and financial indicators for the year 2020.

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

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. According to the additive, the Company is not considered delinquent before BNDES in case of non-achievement of the contractually established economic and financial indicators for the year 2020

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

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. According to the additive, the Company is not considered delinquent before BNDES in case of non-achievement of the contractually established economic and financial indicators for the year 2020.

15.	Lease payable

	Rate	12/31/2020	12/31/2019

Lease of property	10.27%	89,708	76,995
Equipment rental	10.27%	2,535	4,975
Lease of cloud	8.73%	13,936	44,112
		106,179	126,082

Current liabilities		29,382	47,478
Non-current liabilities		76,797	78,604

Changes in lease liabilities payable are:

	Lease of property	Equipment rental	Lease of cloud	Total liabilities from financing activities
Balance on January 1, 2019	90,924	872	-	91,796
Additions	14,913	4,784	46,457	66,154
Write-offs	(22,649)	(32)	(199)	(22,880)
Payments	(14,445)	(618)	(3,782)	(18,845)
Interest restatement	8,304	(31)	1,335	9,608
Exchance variation	(52)	-	301	249
Balance at 12/31/2019	76,995	4,975	44,112	126,082
Additions	21,068	-	4,568	25,636
Write-offs	(404)	-	-	(404)
Payments	(16,032)	(2,742)	(38,477)	(57,251)
Interest restatement	7,467	302	1,686	9,455
Exchance variation	614	-	2,047	2,661
Balance at 12/31/2020	89,708	2,535	13,936	106,179

As at December 31, 2020, leases have average payment term of 3.5 years (December 31, 2019 – 5.4 years).

The amount classified in non-current liabilities will be paid as follows:

Period	12/31/2020	12/31/2019

2021	-	26,487
2022	20,878	16,398
2023	20,878	16,398
2024	12,539	8,777
2025	11,734	8,777
2026	11,734	8,777
2027	11,734	8,777
2028	11,734	8,777
2029	737	687
Lease payment	101,968	103,855
Financial charges	(25,171)	(25,251)
Present value of lease payments	76,797	78,604

16.	Labor liabilities

	12/31/2020	12/31/2019

Provision for vacation, 13th salary and payroll charges	32,460	32,415
INSS payable	9,582	7,523
Provision for profit sharing	7,471	5,426
FGTS payable	3,562	2,584
Salaries payable	2,685	1,901
Other (*)	9,994	3,208
	65,754	53,057

Current liabilities	63,067	51,080
Non-current liabilities	2,687	1,977

(*) It corresponds substantially to the provision for overtime, wages and Napse social charges.

17.	Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	12/31/2020	12/31/2019

Installments not subject to restatement (*)	65,122	57,246
Installments subject to restatement based on the change of IPCA	21,441	12,666
Napse installments subject to restatement based on exchange-rate change and LIBOR.	10,325	16,960
Installments subject to restatement based on the change of IGPM	10,162	8,253
Installments subject to restatement based on the change in the CDI rate	944	284
Adjustment to present value (**)	(7,208)	(12,340)
	100,786	83,069

Current liabilities	57,346	43,432
Non-current liabilities	43,440	39,637

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)

(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

Period	12/31/2020	12/31/2019

2021	-	23,691
2022	30,192	11,715
2023	5,739	4,231
2024	2,118	-
2025	5,391	-
	43,440	39,637

Of total amount payable on December 31, 2020, R$ 99,993 is related to contingent consideration (R$ 83,032 as of December 31, 2019). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 27.7).

The changes in the consolidated are shown as follow:

	12/31/2020	12/31/2019

Previous balance	83,069	112,487
Addition due to acquisition (*)	57,611	54,723
Payment of principal/financial charges paid	(42,609)	(48,093)
Update of financial charges/ Adjustment in present value	14,080	11,108
Contingencies (**)	(725)	(7,773)
Write-offs Earn-Out (***)	(10,640)	(39,383)
	100,786	83,069

(*) Additions for acquisitions being PinPag R$ 35,917, Neemo R$ 5,999, Humanus R$ 5,525, Millenium R$ 4,250, Mercadapp R$ 3,292 Seta R$ 884, Hiper R$ 872 and Napse 872

(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management

(***) The amounts refer to reversal of unachieved Earn-out goals of the acquirees Sback, Synthesis, Único, Hiper, PinPag and ITEC

18.	Deferred revenue

	12/31/2020	12/31/2019

Revenue from services (*)	17,830	18,457
Revenue from royalties (**)	8,837	24,337
	26,667	42,794

Current liabilities	23,938	36,360
Non-current liabilities	2,729	6,434

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.

(**) Refers to balances of software contracts’ (royalties) deferral deriving from first-time adoption of IFRS 15 and subsequent changes.

19.	Income tax and social contribution

19.1.	Income tax and social contribution expense

	12/31/2020	12/31/2019

Current tax
Current tax on income for the year	(11,551)	(11,394)

Deferred tax
Deferred tax on income for the year	15,277	(13,663)

Income tax and social contribution expense	3,726	(25,057)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	12/31/2020	12/31/2019

Income (loss) before income tax and social contribution	(83,800)	63,933

Rate income tax and social contribution	34%	34%

Income tax and social contribution at the rate of 34%	28,492	(21,737)

Permanent differences
Law 11196/05 (Research and Development incentive)	-	718
Unrecognized tax credit	-	385
Gifts, fines and nondeductible expenses	(19,209)	(486)
Overseas earnings	(1,041)	(3,318)
Income tax and social contribution determined by the deemed income	(624)	(110)
Effects of tax rates of foreign subsidiaries	(2,146)	(279)
Other net differences	(1,746)	(230)

Income tax expense for effective rate	3,726	(25,057)

Effective rate	-	39.19%

19.2.	Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

Assets	12/31/2020	12/31/2019
Deferred IR/CS on tax loss and negative basis	9,325	1,665
Stock option plan	490	555

Inc. tax and soc. contr. on foreign companies	283	841
Estimated losses with doubtful accounts	296	-
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	16	12
Provision for adjustment to present value	423	284
Amortization software of entities not incorporated	636	-
Amortization accounts receivable of entities not incorporated	1,772	-
Amortization of brand acquired of entities not incorporated	737	-
Other Provisions	913	-
Total deferred income tax and social contribution, net (assets)	14,891	3,357

Liabilities	12/31/2020	12/31/2019

Deferred income tax and social contribution on accounting and tax goodwill	(126,813)	(97,593)
Deferred income tax/ social contribution assets identified in acquisitions	(20,143)	(25,092)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	2,999	8,228
Deferred income tax and social contribution on IFRS 16	4,489	3,538
Inc. tax and soc. contr. on foreign companies	(649)	(705)
Deferred IR/CS on tax loss and negative basis	34,164	7,138
Estimated losses with doubtful accounts	1,767	108
Provision of benefits to employees	551	446
Provision for contingencies	3,888	1,779
Provision for adjustment to present value	2,029	4,678
Stock option plan	10,884	9,925
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	4,569	2,102
Other provisions	850	1,242
Total deferred income tax and social contribution, net (liabilities)	(81,415)	(84,206)

19.3.	Recoverability of income tax and social contribution loss carryforward

Year	Expectation realization
2021	4,703
2022	6,016
2023	7,577
2024	13,292
2025	21,422
2026	28,265

2027	2,458
2028	486
2029	413
2030	309
Total	84,941

20.	Other liabilities

	12/31/2020	12/31/2019
Interest on prepayment for assignment of receivables	-	5,207
Client resources	9,698	-
Accounts payable to purchasers	1,087	-
Advance of clients	2,426	1,590
Post-employment benefit	1,619	1,311
Installment payment of taxes and contribution	320	619
Other (**)	12,479	5,691
Total (*)	27,629	14,518

Current liabilities	19,482	9,549
Non-current liabilities	8,147	4,869

(*) The amounts presented include R$ 10,857 (R$ 5,266 on December 31, 2019) related to Linx Pay Meios de Pagamentos Ltda and its subsidiaries.

(**) Corresponds substantially to other liabilities of Napse in the amount of R$ 2,384 (R$ 3,584 as of December 31, 2019) and various advances to Linx Sistemas in the amount of R$ 6,145 (R$ 54 as of December 31, 2019).

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

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	December 31, 2020		December 31, 2019
	Shares	%	Shares	%
Founding shareholders	25,291,783	13.35%	26,982,764	14.24%
Stones Participações S.A.	21,580,000	11.39%	-	-
Morgan Stanley	13,417,368	7.10%	-	-
GIC Private Limited.	-	-	18,900,432	9.98%
Absolute Gestão de Investimentos Ltda	9,703,700	5.12%	-	-
Genesis Asset Managers	-	-	10,124,454	5.35%
BlackRock Inc.	-	-	9,950,316	5.25%
Treasury shares	13,715,737	7.24%	9,869,772	5.21%
Other	105,700,372	55.80%	113,581,222	59.97%
	189,408,960	100%	189,408,960	100%

Capital	645,447		645,447

Treasury shares

On March 9, 2020, the opening of a Company Share Buyback program was approved, aiming to maximize the generation of shareholder value through an efficient management of the capital structure, through the acquisition of common shares of its own issue, to remain in treasury, bonus or subsequent sale in the market, cancellation, without reducing the Company's capital, in compliance with the disposed of paragraph 1 of article 30 of the Corporation Law, and in the rules set forth in ICVM 567/2015 and may also serve the exercise of the restricted share programs and eventually stock option programs.

For this new Share Buyback program, the Company may, at its exclusive criteria and under of the terms of the Buyback Program, to acquire up to 8,100,000 (eight million and one hundred thousand) common shares, registered, book-entry and without par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

In the period ended December 31, 2020, the amount of treasury shares is R$ 299,856 (R$ 225,954 on December 31, 2019).

21.2.	Capital reserves

The capital reserve is set up as follows:

	12/31/2020	12/31/2019

Goodwill in capital subscription (a)	1,222,025	1,222,025
Profit or Loss on the Sale of Treasury Shares	(4,592)	-
Stock option plan (Note 29)	32,278	39,737

Expenditures with issuance of shares (b)	(96,157)	(96,157)
	1,153,554	1,165,605

(a)	In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On September 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.

(b)	In conformity with Pronouncement IFRS 9 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

21.3.	Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2020, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

21.4.	Dividends

The Company's Bylaws establish a minimum dividend of 25%, calculated on annual net income, adjusted as provided for in article 202 of Law No. 6,404 / 1976.

For the years ended December 31, 2020, the company did not distribute dividends (R$ 20,000 on December 31, 2019).

22.	Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At December 31, 2020, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 28,929 (R$ 19,588 at December 31, 2019).

Change	Labor	Civil	Tax	Total
Balance at December 31, 2018	6,391	1,022	3,547	10,960
Additions	4,013	1,256	198	5,467
Write-offs	(2,115)	(749)	-	(2,864)
Restatement	151	98	-	249
Acquisition of additions	1,392	-	4,297	5,689
Restatement of additions	(629)	-	716	87
Balance at December 31, 2019	9,203	1,627	8,758	19,588
Additions	2,104	1,300	5,557	8,961
Write-offs	(2,305)	(748)	(324)	(3,377)
Restatement	424	196	1	621
Acquisition of additions	3,136	-	-	3,136
Balance at December 31, 2020	12,562	2,375	13,992	28,929

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 58,987 as of December 31, 2020 (R$ 62,887 as of December 31, 2019), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the period ended December 31, 2020 is R$ 39,205 (R$ 38,387 on December 31, 2019) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies are guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other assets in the balance sheet, based on diligences carried out during the acquisition process.

23.	Operating revenue

Below, we show the breakdown of the operating revenue presented in the statement of income for the year:

	12/31/2020	12/31/2019	12/31/2018
Recurring / non-recurring revenue	978,421	878,959	763,201
PIS	(6,227)	(5,483)	(4,642)
COFINS	(28,729)	(25,300)	(21,425)
ISS	(23,415)	(20,582)	(17,619)
INSS (Social security)	(36,126)	(32,967)	(29,393)
Other	(7,547)	(6,468)	(4,563)
Total (*)	876,377	788,159	685,559

(*) The amounts presented include R$ 47,811 (R$ 18,902 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda.

The Company and its subsidiaries do not have clients that individually represents more than 2.2% of revenue for years ended December 31, 2020 and 2019.

Table below presents geographical information as required by IFRS 8 – information per segment.

	Geographical information
	12/31/2020	12/31/2019	12/31/2018
Operating revenue
In Brazil	833,535	747,344	646,837
Abroad	42,842	40,815	38,722
	876,377	788,159	685,559

	Geographical information
	12/31/2020	12/31/2019
Assets
In Brazil	2,637,939	2,527,352
Abroad	40,394	36,591
	2,678,333	2,563,943

Liabilities
In Brazil	1,036,342	755,440
Abroad	21,927	18,659
	1,058,269	774,099

24.	Costs

	12/31/2020	12/31/2019	12/31/2018
Type
Depreciation and amortization	(57,581)	(59,027)	(49,773)
Personnel	(150,676)	(146,077)	(120,221)
Outsourced services	(44,316)	(33,696)	(32,245)
Travel and accommodation	(1,681)	(4,964)	(5,259)
Expenses with link	(28,039)	(26,348)	(36,891)
Other	(969)	(2,003)	(1,232)
Total (*)	(283,262)	(272,115)	(245,621)

(*) The amounts presented include R$ 4,832 (659 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

25.	Expenses and other expenses / revenues

	12/31/2020	12/31/2019	12/31/2018
Type
Other revenues	11,172	37,372	8,401
Personnel	(285,094)	(245,836)	(185,274)
Depreciation and amortization (**)	(102,528)	(60,633)	(28,956)
Outsourced services	(80,588)	(49,794)	(30,234)
Commissions	(49,926)	(38,334)	(35,699)
Expenses with link	(3,473)	(1,006)	(3,453)
Travel and accommodation	(3,314)	(8,935)	(8,565)
Advertising and publicity	(14,016)	(12,255)	(12,623)
Maintenance and preservation	(13,920)	(15,491)	(14,713)
Possible losses (***)	(55,852)	(5,768)	(3,653)
Rents	(5,810)	(3,680)	(16,090)
IT expenses	(1,850)	(2,820)	(3,453)
Other	(34,615)	(27,754)	(15,563)
	(639,814)	(434,934)	(349,875)

Function
Administrative and general expenses	(310,742)	(219,916)	(168,596)
Sales expenses	(158,927)	(144,735)	(111,008)
Research and maintenance of software developed	(111,059)	(93,070)	(73,527)
Other operating revenue (expenses)	(59,086)	22,787	3,256
Total (*)	(639,814)	(434,934)	(349,875)

(*) The amounts presented include R$ 100,607 (R$ 7,625 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries (**) The amount corresponding to the amortization of the right-of-use totals R$ 45,436

(***) R$ 39,975 refers to operating losses of Linx Pay Meios de Pagamento Ltda, see note 2.4 and R $ 6,654 to cancellations and chargebacks

26.	Financial income

	12/31/2020	12/31/2019	12/31/2018
Financial revenues
Interest on financial assets	16,342	36,928	24,703
Foreign exchange gain	10,926	17,906	20,047
Effect from IAS 29 adoption	218	3,791	742
Interest receivable	3,209	2,951	1,959
Discounts obtained	1,671	1,646	902
Prepayment of receivables revenue	6,105	2,317	6
Other revenues	6,207	4,564	1,898
	44,678	70,103	50,257

Financial expenses
Foreign-exchange losses	(22,730)	(39,803)	(19,790)
Liability interest	(13,036)	(9,297)	(593)
Discount granted	(18,699)	(10,265)	(10,743)
Interest on loans and financing	(9,839)	(6,174)	(7,830)
Tax on financial operations	(1,026)	(3,974)	(695)
Effect from IAS 29 adoption	(2,613)	(3,948)	(1,682)
Present value	(7,189)	(7,685)	(3,389)
Other expenses (*)	(6,647)	(6,134)	(3,454)
	(81,779)	(87,280)	(48,176)

Financial results (**)	(37,101)	(17,177)	2,081

(*) Refers mainly to the realization of AVP on acquired companies and bank expenses

(*) The amounts presented include R$ 4,859 (R$ 2,128 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

27.	Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Operating risk

27.1.	Credit risk

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

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 2,2% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 7). The main component of this allowance is specific and related to significant individual risks.

On December 31, 2020, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	12/31/2020	12/31/2019

Cash and cash equivalents (note 5)	45,562	75,898
Financial assets (Note 6)	587,245	904,362
Trade accounts receivable (Note 7)	493,317	288,111
	1,126,124	1,268,371

27.2.	Liquidity risk

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

The table below shows the maturity of financial liabilities contracted in details:

Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total

Suppliers	49,678	-	-	-	49,678
Loans and financing (Note 14)	69,775	-	116,762	109,437	295,974
Lease payable (Note 15)	29,382	-	54,295	47,673	131,350
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 17)	41,810	17,738	4,997	-	64,545
Accounts payable for the acquisition of subsidiaries – retained installments (Note 17)	14,740	16,133	10,579	-	41,452
Accounts payable for the acquisition of subsidiaries – Other (Note 17)	1,449	548	-	-	1,997
Other liabilities (Note 20)	270,100	3,755	4,392	-	278,247
	476,934	38,174	191,025	157,110	863,243

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

27.3.	Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

27.4.	Operating risk

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

27.5.	Capital management

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

27.6.	Financial instruments’ analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Book value	Fair value	Book value	Fair value
	12/31/2020	12/31/2020	12/31/2019	12/31/2019

Financial assets
Cash and cash equivalents (note 5)	45,562	45,562	75,898	75,898
Financial assets (Note 6)	587,245	587,245	904,362	904,362
Trade accounts receivable (Note 7)	493,317	493,317	288,111	288,111
Other assets (Note 10)	74,615	74,615	48,847	48,847
Total	1,200,739	1,200,739	1,317,218	1,317,218

Financial liabilities
Suppliers	49,678	49,678	24,007	24,007
Loans and financing (Note 14)	295,974	295,974	209,773	209,773
Lease payable (Note 15)	106,179	106,179	126,082	126,082
Accounts payable for the acquisition of subsidiaries (Note 17)	100,786	100,786	83,069	83,069
Other liabilities (Note 20)	278,247	278,247	94,854	94,854
Total	830,864	830,864	537,785	537,785

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

•	Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

•	Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	12/31/2020		12/31/2019
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 5)	10,397	35,165	7,924	67,974
Financial assets (Note 6)	587,245	-	904,362	-
Trade accounts receivable (Note 7)	-	493,317	-	288,111
Other receivables (Note 10)	-	74,615	-	48,847
	597,642	603,097	912,286	404,932
Financial liabilities
Suppliers	-	49,678	-	24,007
Loans and financing (Note 14)	-	295,974	-	210,182
Lease payable (Note 15)	-	106,179	-	126,082
Accounts payable for the acquisition of subsidiaries (Note 17)	100,786	-	83,069	-
Other liabilities (Note 20)	-	278,247	-	94,445
	100,786	730,078	83,069	454,716

27.7.	Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of December 31, 2020:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial assets (Note 6)	587,245	-	587,245	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 14)	295,974	-	295,974	-
Lease payable (Note 15)	106,179	-	106,179	-
Accounts payable for the acquisition of subsidiaries (Note 17)	100,786	-	40,866	59,920

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

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2019 for these assets.

27.8.	Sensitivity analysis for financial assets and liabilities

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

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at December 31, 2020, we defined three scenarios for the risk of decrease in CDI. The December 2020 index, which was 1.90% (4.40% as of December 31, 2019), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Operation	Balance at 12/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	587,245	CDI decr.	1.90%	1.43%	0.95%
Financial revenue			11,158	8,398	5,579

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at December 31, 2020, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at December 31, 2020, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2019, based on which, 25% and 50% differences were calculated.

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2020. The base date used for financing was December 31, 2020, projecting indices for one year and verifying their sensitivity in each scenario.

Operation	Balance at 12/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	295.974	TJLP incr.	13,467	16,841	20,215
Rate subject to change			4.55%	5.69%	6.83%

Acquisition of companies	10.162	IGPM incr.	2,351	2,940	3,527
Rate subject to change			23.14%	28.93%	34.71%

Acquisition of companies	944	CDI incr.	18	22	27
Rate subject to change			1.90%	2.38%	2.85%

Acquisition of companies	21,441	IPCA incr.	969	1,211	1,454
Rate subject to change			4.52%	5.65%	6.78%

Acquisition of companies	10,325	R$ decr.	537	671	805
Rate subject to change			5.20%	6.50%	7.80%

28.	Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	12/31/2020	12/31/2019

Net income (loss) for the year	(80,074)	38,876

Weighted average of shares	189,408,960	178,266,195
(-) Treasury shares	(12,570,020)	(7,849,826)
Adjusted weighted average of shares	176,838,940	170,416,369

Basic earnings (loss) per share - (in Reais)	(0.4528)	0.2281

	12/31/2020	12/31/2019

Net income (loss) for the year	(80,074)	38,876

Weighted average number of shares (*)	189,408,960	178,266,195
(+) Stock Option	—	4,050,513
(-) Treasury shares	(12,570,020)	(7,849,826)
Adjusted weighted average of shares	176,838,940	174,466,882

Diluted earnings (loss) per share (in Reais)	(0.4528)	0.2228

(*) Post-stock-split amounts at June 13, 2016.

29.	Share-based payment

29.1.	Stock option

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

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option
Grant						Fair value assumptions
						Expected
Number		Date	Quantity of options	Strike price - Reais	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate - %	Maturity term	Maturity date

1	st	2013	1,842,951	6.24	4.24	3.30%	25.24%	10.27%	4 years	2017
2	nd	2014	406,059	11.28	3.94	0.80%	25.11%	10.12%	4 years	2018
3	rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4	th	2016	566,592	38.17	14.00	0.85%	25.01%	7.25%	4 years	2020
5	th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6	th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	716,173	19.16
(-) Exercised	(430,926)
(-) Canceled	-
December 31, 2020	285,247	19.30

29.2.	Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares
Grant						Fair value assumptions
					Expected
Number		Date	Number of shares	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of

1	st	2016	10,446	16.00	0.80%	25.01%	13.64%	1 years	2017
2	nd	2017	884,602	27.84	1.34%	24.25%	9.71%	4 years	2021
3	rd	2018	448,489	18.12	1.39%	23.69%	7.43%	4 years	2022
4	th	2019	3,232,761	27.75	1.33%	27.14%	6.42%	4 years	2023
5	th	2020	854,762	20.11	1.01%	30.80%	5.11%	4 years	2024
6	th	2020	5,100	24.63	1.01%	30.80%	3.03%	1.7 years	2022
6	th	2020	19,326	20.59	1.01%	30.80%	2.90%	1 years	2021

The financial activity of the restricted shares is presented below:

	Restricted shares
	Number of outstanding shares	Strike price (in Reais)

December 31, 2019	3,735,094	34.33
Granted	879,188
(-) Exercised	(927,708)
(-) Canceled	(368,280)
December 31, 2020	3,318,294	20.77

The accumulated effect in the period ended December 31, 2020 is R$ 11,981 (R$ 23,633 as of December 31, 2019) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended December 31, 2020 is R$ 32,278 (R$ 39,737 as of December 31, 2019).

30.	Liabilities from financing activities

	12/31/2018	01/01/2019	Payments	FX	New acquisitions	Other (*)	12/31/2019
Loans and financing (Note 14)	249,982	-	(59,070)	-	443	18,418	209,773
Lease payable (Note 15)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 17)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,167	33,769	418,924

	12/31/2019	Payments	FX	New acquisitions	Other (*)	12/31/2020
Loans and financing (Note 14)	209,773	(44,199)	-	107,937	22,463	295,974
Lease payable (Note 15)	126,082	(57,251)	2,661	25,636	9,051	106,179
Accounts payable for the acquisition of subsidiaries (Note 17)	83,069	(42,609)	3,024	57,611	(309)	100,786
Total liabilities from financing activities	418,924	(144,059)	5,685	191,184	31,205	502,939

(*) Changes included in column “other” include effects from the effects from additions of IFRS 16, effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

31.	Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company’s management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamentos Ltda. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the years ended December 31, 2020 and 2019:

	12/31/2020
	Software	Linx Pay Meios de Pagamento Ltda. and its subsidiaries	Eliminations	Total consolidated
Assets
Current assets	859,655	348,441	(14,075)	1,194,021
Non-current assets	1,518,883	221,843	(256,414)	1,484,312
Total assets	2,378,538	570,284	(270,489)	2,678,333

Liabilities
Current liabilities	294,850	394,314	(101,238)	587,926

Non-current liabilities	463,624	14,079	(7,360)	470,343
Shareholders' equity	1,620,064	161,891	(161,891)	1,620,064
Total liabilities and shareholders' equity	2,378,538	570,284	(270,489)	2,678,333

	12/31/2019
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	2,485,553	143,609	(65,219)	2,563,943

Liabilities
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	2,485,553	143,609	(65,219)	2,563,943

	12/31/2020
	Software	Linx Pay Meios de Pagamento Ltda. and its subsidiaries	Eliminations	Total consolidated
Cash flows arising from:
Operating activities	87,320	(35,931)	-	51,389
Investing activities	7,493	(124,280)	175,000	58,213
Financing activities	(136,728)	165,000	(175,000)	(146,728)

	12/31/2019
	Software	Linx Pay Meios de Pagamento Ltda	Eliminations	Total consolidated
Cash flows arising from:
Operating activities	141,895	(10,114)	-	131,781
Investing activities	(667,302)	(21,745)	41,000	(648,047)
Financing activities	545,678	41,000	(41,000)	545,678

	12/31/2018
	Software	Linx Pay Meios de Pagamento Ltda	Eliminations	Total consolidated
Cash flows arising from:
Operating activities	97,785	(86)	-	97,699
Investing activities	(34,797)	(557)	995	(34,359)
Financing activities	(53,971)	995	(995)	(53,971)

32.	Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity. Coverages in 2019 and 2018 are shown below:

	12/31/2020	12/31/2019
Civil liability for professionals	200,000	10,000
Civil liability for managers	100,000	70,000
Operational risks	10,000	165,800
Vehicles	600	600
	310,600	246,400

33.	Contractual commitments

The company and its subsidiaries have unrecognized contractual commitments on December 31th, 2020, related to acquisition of services and technologies, that will be recorded in the coming periods according to contractual conditions.

As at December 31th, 2020, the Company had contractual commitments unrecognized of R$ 5.289. In the subsequent period, the Company signed other contracts that added up to commitments of approximately R$ 100.376.

34.	STNE Transaction

On August 11, 2020, Linx S.A. entered into a Joint Venture and Other Covenants Agreement with STNE Participações S.A. (“STNE”) and STONECO LTD. (“StoneCo”), and other intervening parties, regarding a potential business combination among Linx and STNE (“STNE Transaction”) (“Joint Venture Agreement”, as amended on September 1st, 2020 and October 2nd, 2020).

Pursuant to the terms of the Joint Venture Agreement, the combination of the operations of STNE and Linx will be implemented by means of (i) the merger of all of Linx’s issued and outstanding shares by STNE (“Merger of Shares”), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE (“Redemption of Shares”), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market, or StoneCo BDR (Brazilian Depositary Receipt) Level I traded at B3, the Brazilian Stock Exchange.

Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows: (a) each one (1) class A preferred share of STNE will be redeemed upon the payment, in a single installment, to its holder, of R$ 33.56 (in reais) updated pro rata die based on the CDI variation as from the sixth (6th) month counted from August 11, 2020; and (b) each one (1) class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ, or 0.0126774 StoneCo BDR, provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo class A share.

On September 1, 2020, the first amendment to the Joint Venture Agreement was executed, with the main following changes: (a) and increase in the cash payment to be received by Linx shareholders under the redemption of the STNE Class A and B preferred shares, from R$ 30.39 (in reais) to R$ 31.56 (in reais); and (b) a reduction of the compensatory bilateral fines for the events provided in the Joint Venture Agreement, from R$ 605,000 to R$ 453,750.

On October 1, 2020, Linx Board of Directors, represented by its independent directors, approved, among others: (a) the favorable manifestation on the STNE Transaction and the recommendation of its submission to Linx’s shareholders; and (b) the call of an extraordinary general meeting of Linx to resolve on the STNE Transaction.

On October 2, 2020, Linx’ administration and the administration of STNE executed the Protocol and Justification of Merger of Shares issued by Linx and STNE Participações S.A. (“Protocol and Justification”), establishing the terms and conditions for the merger of the totality of shares issued by Linx by STNE, in the context of the STNE Transaction. On this date, the second amendment to the Joint Venture Agreement was also executed, in order to provide (a) adjustments to the numbers of shares issued by Linx and to the provisions related to Linx’s stock option plans, to guarantee Linx’s talent retention; (b) detailing of the provisions related to the termination of the Joint Venture Agreement; and (c) other consistency adjustments made in accordance with the terms of the Protocol and Justification.

Linx undertook an exclusivity commitment with the Stone Group to consummate the STNE Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. If a competing transaction with a third party is consummated, Linx shall pay a compensatory fine to STNE of R$ 453,750. If CADE’s, the Brazilian Administrative Council for Economic Defense, approval is not obtained, STNE shall pay a compensatory fine to Linx in the amount of R$ 453,750. In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in the amount of R$ 453,750.

On October 28, 2020, as requested by independent directors, STNE sent a letter to Linx in which it waived the right to receive the penalty of R$ 112,500 in the event that, provided the Company’s extraordinary general meeting to resolve on the STNE Transaction (“EGM”) is held, any of the matters on its agenda is rejected and such rejection prevents, impairs or encumbers the consummation of the STNE Transaction, with the purpose of complying with the Official Letter No. 908/2020-SLS, issued by the Superintendence of Issuers' Listing and Supervision and the Superintendence of Issuers' Regulation, Guidance and Enforcement of B3.

Also on October 28, 2020, the Board of Directors of Linx, represented by its independent directors, and taking into consideration the opinions and analysis provided by the hired specialists, as well the opinions of the Fiscal Council and Audit Committee, as detailed in the minutes of the Board of Directors' meeting, resolved to (a) authorize Linx’s Executive Office to express its agreement to the STNE letter; and (b) maintain its favorable manifestation to the STNE Transaction and to the recommendation for its submission to the Company’s shareholders at the EGM called for November 17, 2020.

On November 17, 2020, the corporate approvals related to the STNE Transaction were obtained at the extraordinary general meetings of both the Company and STNE.

On March 19, 2021, the Brazilian Administrative Council for Economic Defense (“CADE”) made public the Technical Opinion No. 4/2021/CGAA2/SGA1/SG (SEI No. 0880478), which recommended the approval, without restrictions, by the CADE’s General Superintendence, of Concentration Act No. 08700.003969/2020-17, which subject matter is the STNE Transaction. This technical opinion was subject to appeal and will be analyzed by CADE’s Administrative Tribunal.

In addition to the verification or waiver of the other conditions precedent set forth in the Association Agreement, the conclusion of the STNE Transaction is still subject to the final approval by CADE’s Administrative Tribunal on potential appeals or avocation requests. Until the final approval by CADE occurs, the Companies will continue to operate independently.

34.1.	Costs STNE Transaction

As described in the Linx Administration’s Proposal to the Extraordinary General Meeting hold on November 17, 2020, the Company estimates that the costs of implementation of the STNE Transaction will be in the range of, approximately, R$ 80 million, including costs with disclosure, auditors, evaluators, financial advisors, legal counsel and other professionals retained to assist in the STNE Transaction, of which R$ 20,634 were incurred and recorded as of December 31, 2020.

35.	Subsequent events

35.1	Incorporation of RRA Ferreira ME. (‘’Neemo”)

On February 1, 2021, Linx Sistemas e Consultoria Ltda., A wholly-owned subsidiary of the Company incorporated the subsidiary RRA Ferreira ME. (‘’Neemo”), which operates on personalized delivery solutions through the integration of the establishment’s delivery application and its e-commerce platform.